BAKER & MCKENZIE
貝克・麥堅時律師事務所


RECD S.E.C.
FEB 10 2005
1086

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road



05005738

Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

Our ref: 32002208-000003
By Hand

82-34857

SUPPL

January 21, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Mail stop 0405-Attention to Susan Min (202)-9421951

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our initial submission/application of exemption dated December 21, 2004, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2429 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

p.p. Michelle Li

Allen Shyu/Michelle Li

Encl.

PROCESSED
FEB 16 2005
THOMSON FINANCIAL

Annex 1

A List of Documents Made Public
in connection with the Listing since initial submission/application of exemption dated on December 21, 2004

1. Announcement dated on December 22, 2004 regarding Continuing Connected Transactions. **[China Shipping Development Company Limited]**

2. Announcement dated on December 22, 2004 regarding Resolution Passed at the Eleventh Meeting of the 2004 Board of Directors.**[China Shipping Development Company Limited]**

3. Announcement dated on December 28, 2004 regarding Qualified Accountant Waiver. **[China Shipping Development Company Limited]**

4. Announcement dated on December 30, 2004 regarding (i) Equity Transfers and Capital Injections in relation to Shanghai Puhai, (ii) change in the use of Listing proceeds, and (iii) purchase of the Vessel. **[China Shipping Container Lines Company Limited]**

5. Announcement dated on December 30, 2004 regarding Discloseable Transactions and Construction of Vessels. **[China Shipping Development Company Limited]**

6. Announcement dated on January 4, 2005 regarding Notice to Special General Meeting Announcement. **[China Shipping Container Lines Company Limited]**

7. Announcement dated on January 4, 2005 regarding Closure of Register of Members **[China Shipping Container Lines Company Limited]**

8. Announcement dated on January 4, 2005 regarding (i) Proposed Amendments To The Articles Of Association, (ii) Changes In The Use Of Listing Proceeds And (iii) General Mandate To Allot And Issue H Shares. **[China Shipping Container Lines Company Limited]**

9. Announcement dated on January 7, 2005 regarding the proposed capital spending. **[China Shipping Container Lines Company Limited]**

10. Announcement dated on January 14, 2005 regarding (i) Notice of The Extraordinary General Meeting and (ii) Continuing Connected Transactions **[China Shipping Development Company Limited]**

BAKER & MCKENZIE
貝克・麥堅時律師事務所

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

Our ref: 32002208-000003

By Hand


RECD S.E.C.
FEB 10 2005
1086

January 21, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Mail stop 0405-Attention to Susan Min (202)-9421951

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our initial submission/application of exemption dated December 21, 2004, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2429 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

p.p. Michelle Li

Allen Shyu/Michelle Li

Encl.

Annex 1

A List of Documents Made Public
in connection with the Listing since initial submission/application of exemption dated on December 21, 2004

1. Announcement dated on December 22, 2004 regarding Continuing Connected Transactions. **[China Shipping Development Company Limited]**

2. Announcement dated on December 22, 2004 regarding Resolution Passed at the Eleventh Meeting of the 2004 Board of Directors.**[China Shipping Development Company Limited]**

3. Announcement dated on December 28, 2004 regarding Qualified Accountant Waiver. **[China Shipping Development Company Limited]**

4. Announcement dated on December 30, 2004 regarding (i) Equity Transfers and Capital Injections in relation to Shanghai Puhai, (ii) change in the use of Listing proceeds, and (iii) purchase of the Vessel. **[China Shipping Container Lines Company Limited]**

5. Announcement dated on December 30, 2004 regarding Discloseable Transactions and Construction of Vessels. **[China Shipping Development Company Limited]**

6. Announcement dated on January 4, 2005 regarding Notice to Special General Meeting Announcement. **[China Shipping Container Lines Company Limited]**

7. Announcement dated on January 4, 2005 regarding Closure of Register of Members **[China Shipping Container Lines Company Limited]**

8. Announcement dated on January 4, 2005 regarding (i) Proposed Amendments To The Articles Of Association, (ii) Changes In The Use Of Listing Proceeds And (iii) General Mandate To Allot And Issue H Shares. **[China Shipping Container Lines Company Limited]**

9. Announcement dated on January 7, 2005 regarding the proposed capital spending. **[China Shipping Container Lines Company Limited]**

10. Announcement dated on January 14, 2005 regarding (i) Notice of The Extraordinary General Meeting and (ii) Continuing Connected Transactions **[China Shipping Development Company Limited]**

BAKER & MCKENZIE

貝克・麥堅時律師事務所

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

Our ref: 32002208-000003

By Hand

January 21, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Mail stop 0405-Attention to Susan Min (202)-9421951

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our initial submission/application of exemption dated December 21, 2004, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2429 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,



Allen Shyu/Michelle Li

Encl.

Annex 1

A List of Documents Made Public
in connection with the Listing since initial submission/application of exemption dated on December 21, 2004

1. Announcement dated on December 22, 2004 regarding Continuing Connected Transactions. **[China Shipping Development Company Limited]**

2. Announcement dated on December 22, 2004 regarding Resolution Passed at the Eleventh Meeting of the 2004 Board of Directors.**[China Shipping Development Company Limited]**

3. Announcement dated on December 28, 2004 regarding Qualified Accountant Waiver. **[China Shipping Development Company Limited]**

4. Announcement dated on December 30, 2004 regarding (i) Equity Transfers and Capital Injections in relation to Shanghai Puhai, (ii) change in the use of Listing proceeds, and (iii) purchase of the Vessel. **[China Shipping Container Lines Company Limited]**

5. Announcement dated on December 30, 2004 regarding Discloseable Transactions and Construction of Vessels. **[China Shipping Development Company Limited]**

6. Announcement dated on January 4, 2005 regarding Notice to Special General Meeting Announcement. **[China Shipping Container Lines Company Limited]**

7. Announcement dated on January 4, 2005 regarding Closure of Register of Members **[China Shipping Container Lines Company Limited]**

8. Announcement dated on January 4, 2005 regarding (i) Proposed Amendments To The Articles Of Association, (ii) Changes In The Use Of Listing Proceeds And (iii) General Mandate To Allot And Issue H Shares. **[China Shipping Container Lines Company Limited]**

9. Announcement dated on January 7, 2005 regarding the proposed capital spending. **[China Shipping Container Lines Company Limited]**

10. Announcement dated on January 14, 2005 regarding (i) Notice of The Extraordinary General Meeting and (ii) Continuing Connected Transactions **[China Shipping Development Company Limited]**

BAKER & McKENZIE
貝克・麥堅時律師事務所

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com


RECD S.E.C.
FEB 10 2005
1086

December 21, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934

On behalf of China Shipping Container Lines Company Limited (the "Company"), a joint stock limited company incorporated under the laws of the People's Republic of China (the "PRC"), we hereby apply for the exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The Company made an offering (the "Offering") of overseas listed foreign invested shares in the ordinary share capital of the Company (the "H Shares") in June 2004 and obtained a listing of the H Shares on The Stock Exchange of Hong Kong Limited (the "HKSE") on June 16, 2004. A total of 2,420,000,000 H Shares were made available under the Offering, of which 2,299,000,000 H Shares were placed with professional and institutional investors in Hong Kong, Europe and other jurisdictions outside the United States to non-U.S. persons in offshore transactions in reliance on Regulation S under the United States Securities Act (the "Securities Act"), and resold in the United States to qualified institutional buyers, as that term is defined in Rule 144A under the Securities Act (the "International Placing"). The International Placing also included a public offer without listing to investors (include retail investors) in Japan. In addition, 121,000,000 H Shares were offered for subscription to the public in Hong Kong.

1. Statutory Requirements for Rule 12g3-2(b) Exemption

A foreign private issuer, such as the Company, may establish an exemption from the registration requirements of Section 12(g) of the Exchange Act by furnishing to the Securities and Exchange Commission (the "Commission") the following information pursuant to Rule 12g3-2(b):

(i) whatever information in each of the following categories the issuer since the beginning of its last fiscal year: (A) has made or is required to make public pursuant to the law of the country of its domicile or in which it is incorporated or organized, (B) has filed or is required to file with a stock exchange on which its securities are traded and which was made public by such exchange, or (C) has distributed or is required to distribute to its security holders;

(ii) a list identifying the information referred to in paragraph (i) above and stating when and by whom it is required to be made public, filed with any such exchange or distributed to security holders;

(iii) during each subsequent fiscal year, whatever information is made public as described in (A), (B) or (C) of paragraph (i) above promptly after such information is made or required to be made public as described therein;

(iv) after the end of a fiscal year during which any changes occurred in the kind of information required to be published as referred to in the list furnished pursuant to paragraph (ii) above or any subsequent list, a revised list reflecting such changes; and

(v) the following information to the extent known or which can be obtained without unreasonable effort or expense:

- the number of holders of each class of equity securities resident in the United States;
- the amount and percentage of each class of outstanding equity securities held by residents of the United States;
- the circumstances in which such securities were acquired; and
- the date and circumstances of the most recent public distribution of securities by the issuer or an affiliate thereof.

2. Submission

The Company hereby furnishes to the Commission the following information pursuant to Rule 12g3-2(b).

(a) Equity Securities Information

As of the date of this letter, the issued share capital of the Company consists of: (a) 3,610,000,000 ordinary shares, par value Renminbi 1.00 per share ("Domestic Shares"); and (b) 2,420,000,000 H Shares. In June 2004, the H Shares were offered in the manner described in the second paragraph of this letter. The Company obtained a listing for the H Shares on the HKSE (the "Initial Listing"). The Company is not listed and its shares are not traded on any other stock exchange as of the date of this letter.

The Company has issued and will issue only ordinary shares in the form of Domestic Shares and H Shares. H Shares may be subscribed for only by, and traded in Hong Kong dollars only between, legal or natural persons of Hong Kong, Macau, Taiwan or any country other than the PRC. All dividends in respect of H Shares are to be paid by the Company in Hong Kong dollars. Domestic Shares may be subscribed for only by, and traded only between, legal or natural persons of the PRC (other than Hong Kong, Macau and Taiwan) and must be subscribed for and traded in Renminbi. All dividends in respect of Domestic Shares are to be paid by the Company in Renminbi.

The Company's H Shares register only disclose the parties who are holding its H Shares directly, i.e. its registered shareholders, and does not disclose the ultimate beneficial holders of such H Shares, if applicable. For example, at present, most of the H Shares are held through The Central Clearing and Settlement System ("CCASS") established and operated by Hong Kong Securities Clearing Company Limited ("HKSCC"). All H Shares held through CCASS are deposited directly into CCASS for credit to CCASS investor participant stock account or the designated CCASS participant's stock account, and are registered in the name of HKSCC Nominees Limited, i.e. HKSCC Nominees Limited is the registered shareholder of all such H Shares. The Company is therefore not able to obtain complete information regarding the number of beneficial holders of H Shares held through CCASS or otherwise who are residents in the United States or the amount and percentage of H Shares held by residents in the United States. However, 101,956,000 H Shares, representing 4.21% of the amount of the Company's total H Shares, were sold to 22 residents of the United States in the International Placing.

(b) Reporting requirements in jurisdiction of incorporation - PRC

Under the company laws and regulations of the PRC applicable to the Company (collectively, the "Company Laws") and the Company's Articles of Association, the Company is required to prepare annual audited financial statements. Such financial statements are required to be made available for shareholders' inspection at the Company's legal address no later than 120 days

after the end of each fiscal year and not less than 20 days before the date of each annual general meeting of shareholders, which must be held no later than six months after the end of each fiscal year. Each shareholder shall also be entitled to obtain a copy of the financial reports.

In addition, under the Several Opinions on Improving the Due Disclosure of Information by Companies Listed Abroad (the "Opinions") issued by the China Securities Regulatory Commission (the "CSRC") on 26 March 1999, the Company is required to make full, timely and accurate disclosures of major events in which it is involved, as well as to report such events to the CSRC for the record. The term "major events" as used above includes, but is not limited to, the following: (1) execution by the Company of material contracts that include provisions for the acquisition or selling off of major assets, etc.; (2) suffering by the Company of serious operating or non-operating losses; (3) serious losses in terms of the Company's assets; (4) major litigation involving the Company; (5) financing activities of the Company such as the issuance of bonds; (6) mortgage by the Company of its operating assets or equity; (7) major connected transactions of the Company; (8) changes in the chairman of the board, general manager, chief financial officer, independent directors or board secretary of the Company, or a change in 30% or more of the directors; (9) matters in connection with the restructuring of the Company or the holding company that have a material impact on the Company's business; (10) other events that the securities regulator deems to be major. Occurred events which the statutes or listing rules of the place(s) of listing require to be published must also be disclosed in a full, timely and accurate manner.

The Opinions also provide that when the Company is involved in major asset and equity mergers and acquisitions, it shall pay attention to the maintenance of confidentiality during the negotiation stage and, once information is divulged, make a timely disclosure thereof. The Company must notify the CSRC before a change in the chairman of the board, the chairman of the supervisory board, the general manager, the chief financial officer, an independent director, an independent supervisor or the board secretary. The resumes of the aforementioned persons should be submitted to the CSRC for the record, and the relevant information disclosure obligations should be fulfilled.

The Company should make a timely disclosure, and give the necessary clarifications and explanations, once it believes that forward-looking information or undertakings that has been disclosed to the public will be impossible to realize or may mislead the market. In the course of its production or business operations or an asset transaction, if the Company discovers any major risk,or if it is suffering serious operating losses or losses in terms of assets, or if any other event with a major impact on its stock price occurs, the Company should make a formal announcement at an opportune time to alert investors, and notify the

foreign regulator(s) and the CSRC; it may also discuss with its listing sponsor, etc. to disclose the matter.

(c) Reporting requirements in jurisdiction where shares are publicly traded - Hong Kong

(i) Reporting requirements in connection with the Initial Listing

In connection with the Initial Listing, the Company has filed certain documents with the HKSE and Hong Kong Companies Registry (collectively, the "HK Regulatory Authorities") in connection with the registration of the prospectus of the Company dated June 4, 2004, made certain public announcements and certain documents were made available for inspection by the public for a specified period of time.

A list setting forth details of such documents filed with the HK Regulatory Authorities, the public announcements made and the documents made available for inspection by the public for a specified period of time is attached hereto as Annex I. Documents referred to in Annex I are also furnished to the Commission herewith.

(ii) Continuing reporting requirements

Pursuant to the Rules Governing the Listing of Securities on the HKSE (the "HKSE Rules"), the Company is required to prepare and file annual reports and send them to its members and all other holders of its listed securities (not being bearer securities) not less than 21 days before the date of the relevant annual general meeting of shareholders nor more than four months after the end of the financial year to which they relate. The Company is required to prepare and file interim reports in respect of the first six months of each fiscal year and send them to its members and all other holders of its listed securities (not being bearer securities) not later than three months after the end of the period covered by the relevant report.

The HKSE Rules also require the Company to issue press announcements and make them available to the HKSE in relation to price sensitive developments such as dividend announcements, preliminary results, proposed changes in capital structure, large acquisitions or dispositions and certain transactions with certain persons connected with the Company. Circulars must be sent to the holders of H Shares and holders of all its other securities (not being bearer securities) in connection with certain large acquisitions and dispositions and connected transactions. In addition, the Company is required to send to its shareholders proxy forms together with the notice convening each meeting of shareholders.

Pursuant to the Hong Kong Codes on Takeovers and Mergers and Share Repurchases (the "Codes"), certain transaction-related documents must be issued and filed with the HKSE and/or the Securities and Futures Commission (the "SFC") and certain public announcements and documents to shareholders have to be issued, if the Company is involved in certain takeover or share repurchase transaction.

The Company is registered as an "oversea company" in Hong Kong pursuant to the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) (the "Companies Ordinance") and is required to make certain filings with the Hong Kong Companies Registry with respect to certain changes in corporate matters, any commencement of liquidation and certain other matters.

A list setting forth details of documents which the Company will be required to prepare and file with the Commission in connection with its continuing disclosure obligations in the PRC and Hong Kong is attached hereto as Annex II.

(d) Reporting requirements in jurisdiction where shares are publicly sold without listing- Japan

Reporting Requirements under the Japanese Securities and Exchange Law

The Japanese Securities and Exchange Law requires a foreign issuer such as the Company to file the following disclosure documents in the prescribed form and by the specified due date or from time to time as a necessity arises (as the case may be) unless and until such issuer is exempt from such obligations.

These documents are:

- Annual Securities Report ;
- Semi-Annual Report , and
- Extraordinary Report (hereinafter collectively the "Disclosure Reports").

The Disclosure Reports must be prepared in the Japanese language and filed electronically together with the required attachments (such as the Incumbency Certificate, the Power of Attorney and the Legal Opinion) and Japanese translations thereof.

(a) Annual Securities Report

This report must be filed within six months of the end of such issuer's financial year (i.e. by the end of June in the case of the Company adopting a calendar year) with the Kanto Local Finance Bureau, Ministry of

Finance of Japan (the "KLFB"). Corporate information required in this report is substantially the same as that required for the Securities Registration Statement prepared for the purpose of the public offering in Japan except for information on securities being offered thereby.

Such information includes:

- legal information (i.e. information on corporate system, foreign exchange control and taxation)
- corporate information (i.e. information on business activities, operating results, directors and officers, employees and shares etc.)
- financial information (i.e. the Japanese translation of the annual financial statements prepared in the original language, and the explanation on difference between the GAAP in accordance with which the original financial statements are prepared and the Japanese GAAP, etc.). In addition to the Japanese translation of the financial statements, a copy of the financial statements in the original language must also be submitted as part of the financial information.

(b) Semi-Annual Report

This report is required to be filed with KLFB within three months of the end of the first six months of a current financial year (i.e., by the end of September in the case of the Company adopting a calendar year). The required information includes mainly the information on business activities during the six month period under review and the interim financial information.

(c) Extraordinary Report

This report is required to be filed with the KLFB when any of the material events as prescribed in the rules and regulations for corporate disclosure has occurred in relation to such issuer. Such events include, among other things:

- Issuance of new shares, convertible bonds or equity warrants (the "equity securities"), whether to the public or by way of private placement or distribution of existing equity securities of such issuer by way of public offering;

- Acquisition or disposition of a subsidiary which satisfies any of the tests comprising most recent turnover (10%), net assets (30%) and share capital (10%);

- Consolidation or merger with a company, whereby net assets of such issuer is expected to increase by 30% or more, its turnover is expected to increase by 10% or more or such issuer is a disappearing company;

- Acquisition or disposition of business, whereby such issuer's net assets is expected to be affected by 30% or more or such issuer's turnover is expected to be affected by 10% or more;

- Occurrence of a change in the ownership of a shareholder holding not less than 10% of the shares in such issuer;

- Occurrence of a change in the representative of such issuer, such as the CEO or Chairman of the Board; or

- Occurrence of any other material event as prescribed in the Securities and Exchange law and rules and regulations thereunder, affecting the financial condition or results of operation of such issuer.

3. Undertaking

The Company agrees that in the future it will furnish to the Commission on a continuous basis copies of the documents described above, as well as information filed or required to be filed with each stock exchange on which its securities are traded, in this same manner. If the information and documents that it makes or is required to make public, distribute or file shall change from those set forth above, the Company agrees that it will timely furnish the Commission with a revised list reflecting such changes.

If you have any questions with regard to this information, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2429 or by facsimile at 011-852-2845-0476.

Please provide the undersigned with the Commission file number to be used in connection with the furnishing of information by the Company pursuant to Rule 12g3-2(b).

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

p.p. Michelle Li

Allen Shyu/Michelle Li

(Enclosures)

Terms used in Annex I & II shall have the same meanings as defined in the prospectus of the Company dated June 4, 2004 (the "Prospectus"), unless otherwise defined.

Annex I

A List of Documents filed with and Made Public by HK Regulatory Authorities in connection with the Initial Listing

A. Documents filed with the Stock Exchange and the Registrar of Companies in Hong Kong in connection with the registration of the Prospectus

1. The Prospectus.

2. White and Yellow Application Forms.

3. The written consents from BNP Paribas Peregrine, as the Sponsor, PricewaterhouseCoopers, as the Company's independent auditors, Sallmanns (Far East) Limited ("Sallmanns"), as the Company's property valuer and Jingtian & Gongcheng, Beijing, as the Company's legal advisers on PRC law with respect to, inter alia, the inclusion of their reports and/or letters and/or valuation certificates in the Prospectus.

4. The name, address and description of the Selling Shareholder.

5. The statement of adjustments made by PricewaterhouseCoopers in auditing the figures set out in their accountants' report set out in Appendix I to the Prospectus.

6. Copies of the following material contracts:

   (a) a sale and purchase agreement dated October 15, 2003 entered into between the Company and CS (Hong Kong) Holdings regarding the acquisition by the Company of the entire issued share capital of CS (Hong Kong) at a cash consideration of HK$1 million;

   (b) a sale and purchase agreement dated October 15, 2003 entered into between the Company and CS (Hong Kong) Holdings regarding the acquisition by the Company of the entire issued share capital of CS Asia at a cash consideration of US$50,000;

(c) an equity transfer agreement dated October 20, 2003 entered into between the Company and China Shipping regarding the disposition by the Company of a 10% equity interest in China Shipping Container Storage (Dalian) Co. Ltd. at a cash consideration of RMB800,000;

(d) an equity transfer agreement dated October 20, 2003 entered into between the Company and China Shipping regarding the disposition by the Company of a 12.5% equity interest in China Shipping Air Cargo Co. Ltd. at a cash consideration of RMB10 million;

(e) an equity transfer agreement dated October 20, 2003 entered into between the Company and China Shipping regarding the disposition by the Company of a 20% equity interest in Xindongfang Container (Qingdao) Co. Ltd. at a cash consideration of RMB2 million;

(f) an equity transfer agreement dated October 20, 2003 entered into between the Company and China Shipping regarding the disposition by the Company of a 21.74% equity interest in China Shipping Storage (Shanghai) Co. Ltd. at a cash consideration of RMB10 million;

(g) an equity transfer agreement dated October 20, 2003 entered into between the Company and China Shipping regarding the disposition by the Company of a 4% equity interest in China Shipping Terminal Development Co. Ltd. at a cash consideration of RMB40 million;

(h) an equity transfer agreement dated October 20, 2003 entered into between the Company and China Shipping regarding the disposition by the Company of a 3.96% equity interest in CS Logistics at a cash consideration of RMB19.8 million;

(i) 4 trademark licence agreements dated April 26, 2004, a supplemental agreement dated May 10, 2004 and a trademark licence agreement dated May 10, 2004, entered into between the Company and China Shipping regarding the licence of several trademarks by China Shipping to the Group for the cash consideration of RMB1;

(j) the Shanghai Puhai Capital Injection Agreement dated May 10, 2004 entered into between the Company, CS Logistics, China

Shipping Agency, CSI and Shanghai Puhai regarding the conditional agreement by the Company to inject RMB500 million into Shanghai Puhai;

(k) the Non-Competition Agreement dated June 3, 2004 entered into between the Company and China Shipping regarding the non-competition undertaking given by China Shipping in favor of the Company;

(l) the Deed of Warranty and Indemnity dated June 3, 2004 entered into between the Company and China Shipping regarding the provision of certain representations, warranties and indemnities by China Shipping in favor of the Company; and

(m) the Public Offer Underwriting Agreement dated June 3, 2004 entered into between the Company, the Selling Shareholder and the Public Offer Underwriters regarding the underwriting by the Public Offer Underwriters of the Public Offer.

B. Public announcements

1. Formal Notice (i.e. newspaper announcement of the Offering).

2. Newspaper announcement regarding results of the applications and basis of allotment.

3. Newspaper announcement regarding stabilizing actions and end of the stabilization period.

C. Documents available for public inspection

1. The Articles of Association together with a certified English translation.

2. The Accountants' Report prepared by PricewaterhouseCoopers, (the text of which is set out in Appendix I to the Prospectus), together with the statement of adjustments.

3. The letters relating to the profit forecast (the texts of which are set out in Appendix III to the Prospectus).

4. The letter dated June 4, 2004, summary of values and a valuation certificate relating to the property interests of the Group dated June 4, 2004 prepared by Sallmanns (the texts of which are set out in Appendix IV to the Prospectus).

5. The material contracts referred to in paragraph A6 above, together with certified English translations (where appropriate).

6. The services contracts with the Directors together with certified English translations.

7. The written consents referred to in paragraph A3 above.

8. The PRC Company Law together with a certified English translation.

9. The Special Regulations together with a certified English translation.

10. The Mandatory Provisions together with a certified English translation.

11. The Provisional Regulations Concerning the Issue and Trading of Shares (April 22, 1993) together with a certified English translation.

12. The Implementation Measures (Provisional) on Disclosure of Information (June 12, 1993) together with a certified English translation.

13. The Provisional Measures Prohibiting Fraudulent Conduct relating to Securities (August 15, 1993) together with a certified English translation.

14. The Regulations of the State Council Concerning the Domestic Listed Shares of Joint Stock Limited Companies (December 25, 1995) together with a certified English translation.

15. The Securities Law of the PRC promulgated by the Standing Committee of the NPC on December 29, 1998 and which became effective on July 1, 1999, together with a certified English translation.

16. The Opinion on the Further Promotion of the Regular Operation and In-Depth Reform of Companies Listed Overseas issued by the SETC and the CSRC on March 29, 1999, together with a certified English translation.

17. The Arbitration Law of the PRC promulgated by the Standing Committee of the NPC on August 31, 1994 and effective on September 1, 1995, together with an official English translation.

18. The Civil Procedure Law of the PRC adopted at the fourth meeting of the seventh NPC, promulgated by the premier on April 9, 1991 and effective on April 9, 1991, together with a certified English translation.

19. Standard Opinion for Joint Stock Limited Companies, together with a certified English translation.

20. The Maritime Law of the People's Republic of China promulgated by the Standing Committee of the NPC on November 7, 1992 and effective on July 1, 1993, together with a certified English translation.

21. The Marine Environment Protection Law of the People's Republic of China promulgated by the Standing Committee of the NPC on December 25, 1999 and effective on April 1, 2000, together with a certified English translation.

22. The PRC legal opinion issued by Jingtian & Gongcheng, the legal advisers to the Company on PRC law, dated June 4, 2004.

Annex II

A List of Documents Required to Be Furnished to the Commission under Continuous Disclosure Obligations

1. Annual Reports

   Date of Submission to the HKSE and Shareholders: within four months of the end of the fiscal year and at least 21 days prior to each annual general meeting of shareholders.

   Required by: the HKSE Rules and PRC Company Laws.

2 Interim Reports

   Date of Submission to the HKSE and Shareholders: not later than three months after the end of the first six months of each fiscal year.

   Required by: the HKSE Rules and PRC Company Laws.

3. Notices of Shareholders' Meetings

(a) *Submission Date*: at least 45 days but not more than 50 days' notice before any meeting of shareholders.

   Required by: PRC Company Laws.

(b) The HKSE Rules requires that notice of each annual general meeting of shareholders be published in the newspapers and must be so published on at least one business day .

4. Board Meetings regarding Preliminary Announcement of Profit and Losses including Dividend Recommendation

   Submission Date: Inform HKSE at least 7 clear business days in advance of date fixed for board meeting at which the declaration, recommendation or payment of a dividend is expected to be decided or at which any announcement of the profits or losses for any year, half-year or other period is to be approved for publication and also inform HKSE immediately after approval by the board of a decision to declare, recommend or pay a dividend or to make any other distribution on its securities and the rate and amount thereof, not to declare, recommend or pay any dividend which would otherwise have been expected to have

been declared, recommended or paid in due course or after approval of any preliminary announcement of profits or losses for any year, half-year or other period by the board (as the case may be).

Required by: the HKSE Rules.

5. Notifications to the HKSE, and, in some cases, the Public with respect to all Documents to Be Posted to Shareholders, Press Releases and/or Announcements in Newspapers in respect of Price-sensitive or Material Matters, Debts/Loans/Guarantee of Material Value, Controlling Shareholder's pledge of shares, Acquisitions, Disposals, Director Share Dealings, Material Business Developments, Movements in certain Shareholdings, etc.

   Submission Date: as the event arises and, in some cases, within specified periods after the event has arisen.

   Required by: the HKSE Rules and in some cases the Securities & Futures Ordinance of Hong Kong and the Opinions.

6. Circulars to Shareholders

   Submission Date: in respect of certain notifiable transactions or connected transactions (both as defined in the HKSE Rules), within 21 days after the publication of the press announcement in relation to the transaction, unless the HKSE otherwise directs.

   Required by: the HKSE Rules.

7. Reports of Purchases of Own Securities to the HKSE

   Submission Date: not later than 30 minutes before the earlier of the commencement of the morning trading session or any pre-opening session on the business day following any day on which the event arises.

   Required by: the HKSE Rules.

8. Notifications to the HKSE and, in some cases, the Public with respect to Amendments to the Articles of Association, Changes to Capital Structure, Changes to General Character or Nature of Business of Issuer or group, Dissolution, Adverse Judicial Decision, Changes in Directors, Supervisors, Secretary, Auditors or Agents for Service of Process, Changes to Rights Attaching to Any Class of Securities, Changes in the Rights Attaching to Any Shares into which Any Listed Debt Securities are Convertible or

Exchangeable, Changes in Registered Office or Registered Place of Business in Hong Kong, Public Shareholding Falling Below Prescribed Minimum Percentage, Issue of Securities, Suspension of Dealings, and certain Board Meetings

Submission Date: as events arise.

Required by: the HKSE Rules, PRC Company Laws and the Opinions.

9. Announcements, Disclosure in Interim Report and Annual Report and/or Circular to Shareholders regarding Adoption of or Amendment to Share Option Scheme or grant of Options thereunder in certain circumstances

   Submission Date: within specified periods after events have arisen.

   Required by: the HKSE Rules.

10. Notifications to the Hong Kong Companies Registry of Changes in Directors or Secretary, Company Name, Articles of Association, Person Authorised to Accept Service, Registered Office or Principal Place of Business in Hong Kong or Notice of Commencement of Liquidation or appointment of Liquidator etc.

    Submission Date: within specified periods after events have arisen.

    Required by: the Companies Ordinance.

11. Annual Returns

    Annual returns to confirm whether there has been any changes to the matters referred to in paragraph 10 above.

    Date of Submission to the Registrar of Companies: at least once in every calendar year and at intervals of not more than 15 months.

    Required by: the Companies Ordinance.

12. Notifications to the SFC, the HKSE, the Shareholders and the Public with respect to Takeover, Merger and Share Repurchase Related Matters

    Submission Date: as events arise.

    Required by: the Codes, the HKSE Rules and PRC Company Laws.

BAKER & McKENZIE

貝克・麥堅時律師事務所

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

December 21, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934

On behalf of China Shipping Container Lines Company Limited (the "Company"), a joint stock limited company incorporated under the laws of the People's Republic of China (the "PRC"), we hereby apply for the exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The Company made an offering (the "Offering") of overseas listed foreign invested shares in the ordinary share capital of the Company (the "H Shares") in June 2004 and obtained a listing of the H Shares on The Stock Exchange of Hong Kong Limited (the "HKSE") on June 16, 2004. A total of 2,420,000,000 H Shares were made available under the Offering, of which 2,299,000,000 H Shares were placed with professional and institutional investors in Hong Kong, Europe and other jurisdictions outside the United States to non-U.S. persons in offshore transactions in reliance on Regulation S under the United States Securities Act (the "Securities Act"), and resold in the United States to qualified institutional buyers, as that term is defined in Rule 144A under the Securities Act (the "International Placing"). The International Placing also included a public offer without listing to investors (include retail investors) in Japan. In addition, 121,000,000 H Shares were offered for subscription to the public in Hong Kong.

1. Statutory Requirements for Rule 12g3-2(b) Exemption

A foreign private issuer, such as the Company, may establish an exemption from the registration requirements of Section 12(g) of the Exchange Act by furnishing to the Securities and Exchange Commission (the "Commission") the following information pursuant to Rule 12g3-2(b):

(i) whatever information in each of the following categories the issuer since the beginning of its last fiscal year: (A) has made or is required to make public pursuant to the law of the country of its domicile or in which it is incorporated or organized, (B) has filed or is required to file with a stock exchange on which its securities are traded and which was made public by such exchange, or (C) has distributed or is required to distribute to its security holders;

(ii) a list identifying the information referred to in paragraph (i) above and stating when and by whom it is required to be made public, filed with any such exchange or distributed to security holders;

(iii) during each subsequent fiscal year, whatever information is made public as described in (A), (B) or (C) of paragraph (i) above promptly after such information is made or required to be made public as described therein;

(iv) after the end of a fiscal year during which any changes occurred in the kind of information required to be published as referred to in the list furnished pursuant to paragraph (ii) above or any subsequent list, a revised list reflecting such changes; and

(v) the following information to the extent known or which can be obtained without unreasonable effort or expense:

- the number of holders of each class of equity securities resident in the United States;
- the amount and percentage of each class of outstanding equity securities held by residents of the United States;
- the circumstances in which such securities were acquired; and
- the date and circumstances of the most recent public distribution of securities by the issuer or an affiliate thereof.

2. Submission

The Company hereby furnishes to the Commission the following information pursuant to Rule 12g3-2(b).

(a) Equity Securities Information

As of the date of this letter, the issued share capital of the Company consists of: (a) 3,610,000,000 ordinary shares, par value Renminbi 1.00 per share ("Domestic Shares"); and (b) 2,420,000,000 H Shares. In June 2004, the H Shares were offered in the manner described in the second paragraph of this letter. The Company obtained a listing for the H Shares on the HKSE (the "Initial Listing"). The Company is not listed and its shares are not traded on any other stock exchange as of the date of this letter.

The Company has issued and will issue only ordinary shares in the form of Domestic Shares and H Shares. H Shares may be subscribed for only by, and traded in Hong Kong dollars only between, legal or natural persons of Hong Kong, Macau, Taiwan or any country other than the PRC. All dividends in respect of H Shares are to be paid by the Company in Hong Kong dollars. Domestic Shares may be subscribed for only by, and traded only between, legal or natural persons of the PRC (other than Hong Kong, Macau and Taiwan) and must be subscribed for and traded in Renminbi. All dividends in respect of Domestic Shares are to be paid by the Company in Renminbi.

The Company's H Shares register only disclose the parties who are holding its H Shares directly, i.e. its registered shareholders, and does not disclose the ultimate beneficial holders of such H Shares, if applicable. For example, at present, most of the H Shares are held through The Central Clearing and Settlement System ("CCASS") established and operated by Hong Kong Securities Clearing Company Limited ("HKSCC"). All H Shares held through CCASS are deposited directly into CCASS for credit to CCASS investor participant stock account or the designated CCASS participant's stock account, and are registered in the name of HKSCC Nominees Limited, i.e. HKSCC Nominees Limited is the registered shareholder of all such H Shares. The Company is therefore not able to obtain complete information regarding the number of beneficial holders of H Shares held through CCASS or otherwise who are residents in the United States or the amount and percentage of H Shares held by residents in the United States. However, 101,956,000 H Shares, representing 4.21% of the amount of the Company's total H Shares, were sold to 22 residents of the United States in the International Placing.

(b) Reporting requirements in jurisdiction of incorporation - PRC

Under the company laws and regulations of the PRC applicable to the Company (collectively, the "Company Laws") and the Company's Articles of Association, the Company is required to prepare annual audited financial statements. Such financial statements are required to be made available for shareholders' inspection at the Company's legal address no later than 120 days

after the end of each fiscal year and not less than 20 days before the date of each annual general meeting of shareholders, which must be held no later than six months after the end of each fiscal year. Each shareholder shall also be entitled to obtain a copy of the financial reports.

In addition, under the Several Opinions on Improving the Due Disclosure of Information by Companies Listed Abroad (the "Opinions") issued by the China Securities Regulatory Commission (the "CSRC") on 26 March 1999, the Company is required to make full, timely and accurate disclosures of major events in which it is involved, as well as to report such events to the CSRC for the record. The term "major events" as used above includes, but is not limited to, the following: (1) execution by the Company of material contracts that include provisions for the acquisition or selling off of major assets, etc.; (2) suffering by the Company of serious operating or non-operating losses; (3) serious losses in terms of the Company's assets; (4) major litigation involving the Company; (5) financing activities of the Company such as the issuance of bonds; (6) mortgage by the Company of its operating assets or equity; (7) major connected transactions of the Company; (8) changes in the chairman of the board, general manager, chief financial officer, independent directors or board secretary of the Company, or a change in 30% or more of the directors; (9) matters in connection with the restructuring of the Company or the holding company that have a material impact on the Company's business; (10) other events that the securities regulator deems to be major. Occurred events which the statutes or listing rules of the place(s) of listing require to be published must also be disclosed in a full, timely and accurate manner.

The Opinions also provide that when the Company is involved in major asset and equity mergers and acquisitions, it shall pay attention to the maintenance of confidentiality during the negotiation stage and, once information is divulged, make a timely disclosure thereof. The Company must notify the CSRC before a change in the chairman of the board, the chairman of the supervisory board, the general manager, the chief financial officer, an independent director, an independent supervisor or the board secretary. The resumes of the aforementioned persons should be submitted to the CSRC for the record, and the relevant information disclosure obligations should be fulfilled.

The Company should make a timely disclosure, and give the necessary clarifications and explanations, once it believes that forward-looking information or undertakings that has been disclosed to the public will be impossible to realize or may mislead the market. In the course of its production or business operations or an asset transaction, if the Company discovers any major risk,or if it is suffering serious operating losses or losses in terms of assets, or if any other event with a major impact on its stock price occurs, the Company should make a formal announcement at an opportune time to alert investors, and notify the

foreign regulator(s) and the CSRC; it may also discuss with its listing sponsor, etc. to disclose the matter.

(c) Reporting requirements in jurisdiction where shares are publicly traded - Hong Kong

(i) Reporting requirements in connection with the Initial Listing

In connection with the Initial Listing, the Company has filed certain documents with the HKSE and Hong Kong Companies Registry (collectively, the "HK Regulatory Authorities") in connection with the registration of the prospectus of the Company dated June 4, 2004, made certain public announcements and certain documents were made available for inspection by the public for a specified period of time.

A list setting forth details of such documents filed with the HK Regulatory Authorities, the public announcements made and the documents made available for inspection by the public for a specified period of time is attached hereto as Annex I. Documents referred to in Annex I are also furnished to the Commission herewith.

(ii) Continuing reporting requirements

Pursuant to the Rules Governing the Listing of Securities on the HKSE (the "HKSE Rules"), the Company is required to prepare and file annual reports and send them to its members and all other holders of its listed securities (not being bearer securities) not less than 21 days before the date of the relevant annual general meeting of shareholders nor more than four months after the end of the financial year to which they relate. The Company is required to prepare and file interim reports in respect of the first six months of each fiscal year and send them to its members and all other holders of its listed securities (not being bearer securities) not later than three months after the end of the period covered by the relevant report.

The HKSE Rules also require the Company to issue press announcements and make them available to the HKSE in relation to price sensitive developments such as dividend announcements, preliminary results, proposed changes in capital structure, large acquisitions or dispositions and certain transactions with certain persons connected with the Company. Circulars must be sent to the holders of H Shares and holders of all its other securities (not being bearer securities) in connection with certain large acquisitions and dispositions and connected transactions. In addition, the Company is required to send to its shareholders proxy forms together with the notice convening each meeting of shareholders.

Pursuant to the Hong Kong Codes on Takeovers and Mergers and Share Repurchases (the "Codes"), certain transaction-related documents must be issued and filed with the HKSE and/or the Securities and Futures Commission (the "SFC") and certain public announcements and documents to shareholders have to be issued, if the Company is involved in certain takeover or share repurchase transaction.

The Company is registered as an "oversea company" in Hong Kong pursuant to the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) (the "Companies Ordinance") and is required to make certain filings with the Hong Kong Companies Registry with respect to certain changes in corporate matters, any commencement of liquidation and certain other matters.

A list setting forth details of documents which the Company will be required to prepare and file with the Commission in connection with its continuing disclosure obligations in the PRC and Hong Kong is attached hereto as Annex II.

(d) Reporting requirements in jurisdiction where shares are publicly sold without listing- Japan

Reporting Requirements under the Japanese Securities and Exchange Law

The Japanese Securities and Exchange Law requires a foreign issuer such as the Company to file the following disclosure documents in the prescribed form and by the specified due date or from time to time as a necessity arises (as the case may be) unless and until such issuer is exempt from such obligations.

These documents are:

- Annual Securities Report ;
- Semi-Annual Report , and
- Extraordinary Report (hereinafter collectively the "Disclosure Reports").

The Disclosure Reports must be prepared in the Japanese language and filed electronically together with the required attachments (such as the Incumbency Certificate, the Power of Attorney and the Legal Opinion) and Japanese translations thereof.

(a) Annual Securities Report

This report must be filed within six months of the end of such issuer's financial year (i.e. by the end of June in the case of the Company adopting a calendar year) with the Kanto Local Finance Bureau, Ministry of

Finance of Japan (the "KLFB"). Corporate information required in this report is substantially the same as that required for the Securities Registration Statement prepared for the purpose of the public offering in Japan except for information on securities being offered thereby.

Such information includes:

- legal information (i.e. information on corporate system, foreign exchange control and taxation)
- corporate information (i.e. information on business activities, operating results, directors and officers, employees and shares etc.)
- financial information (i.e. the Japanese translation of the annual financial statements prepared in the original language, and the explanation on difference between the GAAP in accordance with which the original financial statements are prepared and the Japanese GAAP, etc.). In addition to the Japanese translation of the financial statements, a copy of the financial statements in the original language must also be submitted as part of the financial information.

(b) *Semi-Annual Report*

This report is required to be filed with KLFB within three months of the end of the first six months of a current financial year (i.e., by the end of September in the case of the Company adopting a calendar year). The required information includes mainly the information on business activities during the six month period under review and the interim financial information.

(c) *Extraordinary Report*

This report is required to be filed with the KLFB when any of the material events as prescribed in the rules and regulations for corporate disclosure has occurred in relation to such issuer. Such events include, among other things:

- Issuance of new shares, convertible bonds or equity warrants (the "equity securities"), whether to the public or by way of private placement or distribution of existing equity securities of such issuer by way of public offering;

- Acquisition or disposition of a subsidiary which satisfies any of the tests comprising most recent turnover (10%), net assets (30%) and share capital (10%);

- Consolidation or merger with a company, whereby net assets of such issuer is expected to increase by 30% or more, its turnover is expected to increase by 10% or more or such issuer is a disappearing company;

- Acquisition or disposition of business, whereby such issuer's net assets is expected to be affected by 30% or more or such issuer's turnover is expected to be affected by 10% or more;

- Occurrence of a change in the ownership of a shareholder holding not less than 10% of the shares in such issuer;

- Occurrence of a change in the representative of such issuer, such as the CEO or Chairman of the Board; or

- Occurrence of any other material event as prescribed in the Securities and Exchange law and rules and regulations thereunder, affecting the financial condition or results of operation of such issuer.

3. Undertaking

The Company agrees that in the future it will furnish to the Commission on a continuous basis copies of the documents described above, as well as information filed or required to be filed with each stock exchange on which its securities are traded, in this same manner. If the information and documents that it makes or is required to make public, distribute or file shall change from those set forth above, the Company agrees that it will timely furnish the Commission with a revised list reflecting such changes.

If you have any questions with regard to this information, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2429 or by facsimile at 011-852-2845-0476.

Please provide the undersigned with the Commission file number to be used in connection with the furnishing of information by the Company pursuant to Rule 12g3-2(b).

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

p.p. Michelle Li

Allen Shyu/Michelle Li

(Enclosures)

Terms used in Annex I & II shall have the same meanings as defined in the prospectus of the Company dated June 4, 2004 (the "Prospectus"), unless otherwise defined.

Annex I

A List of Documents filed with and Made Public by HK Regulatory Authorities in connection with the Initial Listing

A. Documents filed with the Stock Exchange and the Registrar of Companies in Hong Kong in connection with the registration of the Prospectus

1. The Prospectus.

2. White and Yellow Application Forms.

3. The written consents from BNP Paribas Peregrine, as the Sponsor, PricewaterhouseCoopers, as the Company's independent auditors, Sallmanns (Far East) Limited ("Sallmanns"), as the Company's property valuer and Jingtian & Gongcheng, Beijing, as the Company's legal advisers on PRC law with respect to, inter alia, the inclusion of their reports and/or letters and/or valuation certificates in the Prospectus.

4. The name, address and description of the Selling Shareholder.

5. The statement of adjustments made by PricewaterhouseCoopers in auditing the figures set out in their accountants' report set out in Appendix I to the Prospectus.

6. Copies of the following material contracts:

   (a) a sale and purchase agreement dated October 15, 2003 entered into between the Company and CS (Hong Kong) Holdings regarding the acquisition by the Company of the entire issued share capital of CS (Hong Kong) at a cash consideration of HK$1 million;

   (b) a sale and purchase agreement dated October 15, 2003 entered into between the Company and CS (Hong Kong) Holdings regarding the acquisition by the Company of the entire issued share capital of CS Asia at a cash consideration of US$50,000;

(c) an equity transfer agreement dated October 20, 2003 entered into between the Company and China Shipping regarding the disposition by the Company of a 10% equity interest in China Shipping Container Storage (Dalian) Co. Ltd. at a cash consideration of RMB800,000;

(d) an equity transfer agreement dated October 20, 2003 entered into between the Company and China Shipping regarding the disposition by the Company of a 12.5% equity interest in China Shipping Air Cargo Co. Ltd. at a cash consideration of RMB10 million;

(e) an equity transfer agreement dated October 20, 2003 entered into between the Company and China Shipping regarding the disposition by the Company of a 20% equity interest in Xindongfang Container (Qingdao) Co. Ltd. at a cash consideration of RMB2 million;

(f) an equity transfer agreement dated October 20, 2003 entered into between the Company and China Shipping regarding the disposition by the Company of a 21.74% equity interest in China Shipping Storage (Shanghai) Co. Ltd. at a cash consideration of RMB10 million;

(g) an equity transfer agreement dated October 20, 2003 entered into between the Company and China Shipping regarding the disposition by the Company of a 4% equity interest in China Shipping Terminal Development Co. Ltd. at a cash consideration of RMB40 million;

(h) an equity transfer agreement dated October 20, 2003 entered into between the Company and China Shipping regarding the disposition by the Company of a 3.96% equity interest in CS Logistics at a cash consideration of RMB19.8 million;

(i) 4 trademark licence agreements dated April 26, 2004, a supplemental agreement dated May 10, 2004 and a trademark licence agreement dated May 10, 2004, entered into between the Company and China Shipping regarding the licence of several trademarks by China Shipping to the Group for the cash consideration of RMB1;

(j) the Shanghai Puhai Capital Injection Agreement dated May 10, 2004 entered into between the Company, CS Logistics, China

Shipping Agency, CSI and Shanghai Puhai regarding the conditional agreement by the Company to inject RMB500 million into Shanghai Puhai;

(k) the Non-Competition Agreement dated June 3, 2004 entered into between the Company and China Shipping regarding the non-competition undertaking given by China Shipping in favor of the Company;

(l) the Deed of Warranty and Indemnity dated June 3, 2004 entered into between the Company and China Shipping regarding the provision of certain representations, warranties and indemnities by China Shipping in favor of the Company; and

(m) the Public Offer Underwriting Agreement dated June 3, 2004 entered into between the Company, the Selling Shareholder and the Public Offer Underwriters regarding the underwriting by the Public Offer Underwriters of the Public Offer.

B. Public announcements

1. Formal Notice (i.e. newspaper announcement of the Offering).

2. Newspaper announcement regarding results of the applications and basis of allotment.

3. Newspaper announcement regarding stabilizing actions and end of the stabilization period.

C. Documents available for public inspection

1. The Articles of Association together with a certified English translation.

2. The Accountants' Report prepared by PricewaterhouseCoopers, (the text of which is set out in Appendix I to the Prospectus), together with the statement of adjustments.

3. The letters relating to the profit forecast (the texts of which are set out in Appendix III to the Prospectus).

4. The letter dated June 4, 2004, summary of values and a valuation certificate relating to the property interests of the Group dated June 4, 2004 prepared by Sallmanns (the texts of which are set out in Appendix IV to the Prospectus).

5. The material contracts referred to in paragraph A6 above, together with certified English translations (where appropriate).

6. The services contracts with the Directors together with certified English translations.

7. The written consents referred to in paragraph A3 above.

8. The PRC Company Law together with a certified English translation.

9. The Special Regulations together with a certified English translation.

10. The Mandatory Provisions together with a certified English translation.

11. The Provisional Regulations Concerning the Issue and Trading of Shares (April 22, 1993) together with a certified English translation.

12. The Implementation Measures (Provisional) on Disclosure of Information (June 12, 1993) together with a certified English translation.

13. The Provisional Measures Prohibiting Fraudulent Conduct relating to Securities (August 15, 1993) together with a certified English translation.

14. The Regulations of the State Council Concerning the Domestic Listed Shares of Joint Stock Limited Companies (December 25, 1995) together with a certified English translation.

15. The Securities Law of the PRC promulgated by the Standing Committee of the NPC on December 29, 1998 and which became effective on July 1, 1999, together with a certified English translation.

16. The Opinion on the Further Promotion of the Regular Operation and In-Depth Reform of Companies Listed Overseas issued by the SETC and the CSRC on March 29, 1999, together with a certified English translation.

17. The Arbitration Law of the PRC promulgated by the Standing Committee of the NPC on August 31, 1994 and effective on September 1, 1995, together with an official English translation.

18. The Civil Procedure Law of the PRC adopted at the fourth meeting of the seventh NPC, promulgated by the premier on April 9, 1991 and effective on April 9, 1991, together with a certified English translation.

19. Standard Opinion for Joint Stock Limited Companies, together with a certified English translation.

20. The Maritime Law of the People's Republic of China promulgated by the Standing Committee of the NPC on November 7, 1992 and effective on July 1, 1993, together with a certified English translation.

21. The Marine Environment Protection Law of the People's Republic of China promulgated by the Standing Committee of the NPC on December 25, 1999 and effective on April 1, 2000, together with a certified English translation.

22. The PRC legal opinion issued by Jingtian & Gongcheng, the legal advisers to the Company on PRC law, dated June 4, 2004.

Annex II

A List of Documents Required to Be Furnished to the Commission under Continuous Disclosure Obligations

1. Annual Reports

Date of Submission to the HKSE and Shareholders: within four months of the end of the fiscal year and at least 21 days prior to each annual general meeting of shareholders.

Required by: the HKSE Rules and PRC Company Laws.

2 Interim Reports

Date of Submission to the HKSE and Shareholders: not later than three months after the end of the first six months of each fiscal year.

Required by: the HKSE Rules and PRC Company Laws.

3. Notices of Shareholders' Meetings

(a) *Submission Date*: at least 45 days but not more than 50 days' notice before any meeting of shareholders.

Required by: PRC Company Laws.

(b) The HKSE Rules requires that notice of each annual general meeting of shareholders be published in the newspapers and must be so published on at least one business day .

4. Board Meetings regarding Preliminary Announcement of Profit and Losses including Dividend Recommendation

Submission Date: Inform HKSE at least 7 clear business days in advance of date fixed for board meeting at which the declaration, recommendation or payment of a dividend is expected to be decided or at which any announcement of the profits or losses for any year, half-year or other period is to be approved for publication and also inform HKSE immediately after approval by the board of a decision to declare, recommend or pay a dividend or to make any other distribution on its securities and the rate and amount thereof, not to declare, recommend or pay any dividend which would otherwise have been expected to have

been declared, recommended or paid in due course or after approval of any preliminary announcement of profits or losses for any year, half-year or other period by the board (as the case may be).

Required by: the HKSE Rules.

5. Notifications to the HKSE, and, in some cases, the Public with respect to all Documents to Be Posted to Shareholders, Press Releases and/or Announcements in Newspapers in respect of Price-sensitive or Material Matters, Debts/Loans/Guarantee of Material Value, Controlling Shareholder's pledge of shares, Acquisitions, Disposals, Director Share Dealings, Material Business Developments, Movements in certain Shareholdings, etc.

   Submission Date: as the event arises and, in some cases, within specified periods after the event has arisen.

   Required by: the HKSE Rules and in some cases the Securities & Futures Ordinance of Hong Kong and the Opinions.

6. Circulars to Shareholders

   Submission Date: in respect of certain notifiable transactions or connected transactions (both as defined in the HKSE Rules), within 21 days after the publication of the press announcement in relation to the transaction, unless the HKSE otherwise directs.

   Required by: the HKSE Rules.

7. Reports of Purchases of Own Securities to the HKSE

   Submission Date: not later than 30 minutes before the earlier of the commencement of the morning trading session or any pre-opening session on the business day following any day on which the event arises.

   Required by: the HKSE Rules.

8. Notifications to the HKSE and, in some cases, the Public with respect to Amendments to the Articles of Association, Changes to Capital Structure, Changes to General Character or Nature of Business of Issuer or group, Dissolution, Adverse Judicial Decision, Changes in Directors, Supervisors, Secretary, Auditors or Agents for Service of Process, Changes to Rights Attaching to Any Class of Securities, Changes in the Rights Attaching to Any Shares into which Any Listed Debt Securities are Convertible or

Exchangeable, Changes in Registered Office or Registered Place of Business in Hong Kong, Public Shareholding Falling Below Prescribed Minimum Percentage, Issue of Securities, Suspension of Dealings, and certain Board Meetings

Submission Date: as events arise.

Required by: the HKSE Rules, PRC Company Laws and the Opinions.

9. Announcements, Disclosure in Interim Report and Annual Report and/or Circular to Shareholders regarding Adoption of or Amendment to Share Option Scheme or grant of Options thereunder in certain circumstances

Submission Date: within specified periods after events have arisen.

Required by: the HKSE Rules.

10. Notifications to the Hong Kong Companies Registry of Changes in Directors or Secretary, Company Name, Articles of Association, Person Authorised to Accept Service, Registered Office or Principal Place of Business in Hong Kong or Notice of Commencement of Liquidation or appointment of Liquidator etc..

Submission Date: within specified periods after events have arisen.

Required by: the Companies Ordinance.

11. Annual Returns

Annual returns to confirm whether there has been any changes to the matters referred to in paragraph 10 above.

Date of Submission to the Registrar of Companies: at least once in every calendar year and at intervals of not more than 15 months.

Required by: the Companies Ordinance.

12. Notifications to the SFC, the HKSE, the Shareholders and the Public with respect to Takeover, Merger and Share Repurchase Related Matters

Submission Date: as events arise.

Required by: the Codes, the HKSE Rules and PRC Company Laws.

BAKER & MCKENZIE

貝克·麥堅時律師事務所

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com


RECD S.E.C.
FEB 10 2005
1086

December 21, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934

On behalf of China Shipping Container Lines Company Limited (the "Company"), a joint stock limited company incorporated under the laws of the People's Republic of China (the "PRC"), we hereby apply for the exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The Company made an offering (the "Offering") of overseas listed foreign invested shares in the ordinary share capital of the Company (the "H Shares") in June 2004 and obtained a listing of the H Shares on The Stock Exchange of Hong Kong Limited (the "HKSE") on June 16, 2004. A total of 2,420,000,000 H Shares were made available under the Offering, of which 2,299,000,000 H Shares were placed with professional and institutional investors in Hong Kong, Europe and other jurisdictions outside the United States to non-U.S. persons in offshore transactions in reliance on Regulation S under the United States Securities Act (the "Securities Act"), and resold in the United States to qualified institutional buyers, as that term is defined in Rule 144A under the Securities Act (the "International Placing"). The International Placing also included a public offer without listing to investors (include retail investors) in Japan. In addition, 121,000,000 H Shares were offered for subscription to the public in Hong Kong.

1. Statutory Requirements for Rule 12g3-2(b) Exemption

A foreign private issuer, such as the Company, may establish an exemption from the registration requirements of Section 12(g) of the Exchange Act by furnishing to the Securities and Exchange Commission (the "Commission") the following information pursuant to Rule 12g3-2(b):

(i) whatever information in each of the following categories the issuer since the beginning of its last fiscal year: (A) has made or is required to make public pursuant to the law of the country of its domicile or in which it is incorporated or organized, (B) has filed or is required to file with a stock exchange on which its securities are traded and which was made public by such exchange, or (C) has distributed or is required to distribute to its security holders;

(ii) a list identifying the information referred to in paragraph (i) above and stating when and by whom it is required to be made public, filed with any such exchange or distributed to security holders;

(iii) during each subsequent fiscal year, whatever information is made public as described in (A), (B) or (C) of paragraph (i) above promptly after such information is made or required to be made public as described therein;

(iv) after the end of a fiscal year during which any changes occurred in the kind of information required to be published as referred to in the list furnished pursuant to paragraph (ii) above or any subsequent list, a revised list reflecting such changes; and

(v) the following information to the extent known or which can be obtained without unreasonable effort or expense:

- the number of holders of each class of equity securities resident in the United States;
- the amount and percentage of each class of outstanding equity securities held by residents of the United States;
- the circumstances in which such securities were acquired; and
- the date and circumstances of the most recent public distribution of securities by the issuer or an affiliate thereof.

2. Submission

The Company hereby furnishes to the Commission the following information pursuant to Rule 12g3-2(b).

(a) Equity Securities Information

As of the date of this letter, the issued share capital of the Company consists of: (a) 3,610,000,000 ordinary shares, par value Renminbi 1.00 per share ("Domestic Shares"); and (b) 2,420,000,000 H Shares. In June 2004, the H Shares were offered in the manner described in the second paragraph of this letter. The Company obtained a listing for the H Shares on the HKSE (the "Initial Listing"). The Company is not listed and its shares are not traded on any other stock exchange as of the date of this letter.

The Company has issued and will issue only ordinary shares in the form of Domestic Shares and H Shares. H Shares may be subscribed for only by, and traded in Hong Kong dollars only between, legal or natural persons of Hong Kong, Macau, Taiwan or any country other than the PRC. All dividends in respect of H Shares are to be paid by the Company in Hong Kong dollars. Domestic Shares may be subscribed for only by, and traded only between, legal or natural persons of the PRC (other than Hong Kong, Macau and Taiwan) and must be subscribed for and traded in Renminbi. All dividends in respect of Domestic Shares are to be paid by the Company in Renminbi.

The Company's H Shares register only disclose the parties who are holding its H Shares directly, i.e. its registered shareholders, and does not disclose the ultimate beneficial holders of such H Shares, if applicable. For example, at present, most of the H Shares are held through The Central Clearing and Settlement System ("CCASS") established and operated by Hong Kong Securities Clearing Company Limited ("HKSCC"). All H Shares held through CCASS are deposited directly into CCASS for credit to CCASS investor participant stock account or the designated CCASS participant's stock account, and are registered in the name of HKSCC Nominees Limited, i.e. HKSCC Nominees Limited is the registered shareholder of all such H Shares. The Company is therefore not able to obtain complete information regarding the number of beneficial holders of H Shares held through CCASS or otherwise who are residents in the United States or the amount and percentage of H Shares held by residents in the United States. However, 101,956,000 H Shares, representing 4.21% of the amount of the Company's total H Shares, were sold to 22 residents of the United States in the International Placing.

(b) Reporting requirements in jurisdiction of incorporation - PRC

Under the company laws and regulations of the PRC applicable to the Company (collectively, the "Company Laws") and the Company's Articles of Association, the Company is required to prepare annual audited financial statements. Such financial statements are required to be made available for shareholders' inspection at the Company's legal address no later than 120 days

after the end of each fiscal year and not less than 20 days before the date of each annual general meeting of shareholders, which must be held no later than six months after the end of each fiscal year. Each shareholder shall also be entitled to obtain a copy of the financial reports.

In addition, under the Several Opinions on Improving the Due Disclosure of Information by Companies Listed Abroad (the "Opinions") issued by the China Securities Regulatory Commission (the "CSRC") on 26 March 1999, the Company is required to make full, timely and accurate disclosures of major events in which it is involved, as well as to report such events to the CSRC for the record. The term "major events" as used above includes, but is not limited to, the following: (1) execution by the Company of material contracts that include provisions for the acquisition or selling off of major assets, etc.; (2) suffering by the Company of serious operating or non-operating losses; (3) serious losses in terms of the Company's assets; (4) major litigation involving the Company; (5) financing activities of the Company such as the issuance of bonds; (6) mortgage by the Company of its operating assets or equity; (7) major connected transactions of the Company; (8) changes in the chairman of the board, general manager, chief financial officer, independent directors or board secretary of the Company, or a change in 30% or more of the directors; (9) matters in connection with the restructuring of the Company or the holding company that have a material impact on the Company's business; (10) other events that the securities regulator deems to be major. Occurred events which the statutes or listing rules of the place(s) of listing require to be published must also be disclosed in a full, timely and accurate manner.

The Opinions also provide that when the Company is involved in major asset and equity mergers and acquisitions, it shall pay attention to the maintenance of confidentiality during the negotiation stage and, once information is divulged, make a timely disclosure thereof. The Company must notify the CSRC before a change in the chairman of the board, the chairman of the supervisory board, the general manager, the chief financial officer, an independent director, an independent supervisor or the board secretary. The resumes of the aforementioned persons should be submitted to the CSRC for the record, and the relevant information disclosure obligations should be fulfilled.

The Company should make a timely disclosure, and give the necessary clarifications and explanations, once it believes that forward-looking information or undertakings that has been disclosed to the public will be impossible to realize or may mislead the market. In the course of its production or business operations or an asset transaction, if the Company discovers any major risk,or if it is suffering serious operating losses or losses in terms of assets, or if any other event with a major impact on its stock price occurs, the Company should make a formal announcement at an opportune time to alert investors, and notify the

foreign regulator(s) and the CSRC; it may also discuss with its listing sponsor, etc. to disclose the matter.

(c) Reporting requirements in jurisdiction where shares are publicly traded - Hong Kong

(i) Reporting requirements in connection with the Initial Listing

In connection with the Initial Listing, the Company has filed certain documents with the HKSE and Hong Kong Companies Registry (collectively, the "HK Regulatory Authorities") in connection with the registration of the prospectus of the Company dated June 4, 2004, made certain public announcements and certain documents were made available for inspection by the public for a specified period of time.

A list setting forth details of such documents filed with the HK Regulatory Authorities, the public announcements made and the documents made available for inspection by the public for a specified period of time is attached hereto as Annex I. Documents referred to in Annex I are also furnished to the Commission herewith.

(ii) Continuing reporting requirements

Pursuant to the Rules Governing the Listing of Securities on the HKSE (the "HKSE Rules"), the Company is required to prepare and file annual reports and send them to its members and all other holders of its listed securities (not being bearer securities) not less than 21 days before the date of the relevant annual general meeting of shareholders nor more than four months after the end of the financial year to which they relate. The Company is required to prepare and file interim reports in respect of the first six months of each fiscal year and send them to its members and all other holders of its listed securities (not being bearer securities) not later than three months after the end of the period covered by the relevant report.

The HKSE Rules also require the Company to issue press announcements and make them available to the HKSE in relation to price sensitive developments such as dividend announcements, preliminary results, proposed changes in capital structure, large acquisitions or dispositions and certain transactions with certain persons connected with the Company. Circulars must be sent to the holders of H Shares and holders of all its other securities (not being bearer securities) in connection with certain large acquisitions and dispositions and connected transactions. In addition, the Company is required to send to its shareholders proxy forms together with the notice convening each meeting of shareholders.

Pursuant to the Hong Kong Codes on Takeovers and Mergers and Share Repurchases (the "Codes"), certain transaction-related documents must be issued and filed with the HKSE and/or the Securities and Futures Commission (the "SFC") and certain public announcements and documents to shareholders have to be issued, if the Company is involved in certain takeover or share repurchase transaction.

The Company is registered as an "oversea company" in Hong Kong pursuant to the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) (the "Companies Ordinance") and is required to make certain filings with the Hong Kong Companies Registry with respect to certain changes in corporate matters, any commencement of liquidation and certain other matters.

A list setting forth details of documents which the Company will be required to prepare and file with the Commission in connection with its continuing disclosure obligations in the PRC and Hong Kong is attached hereto as Annex II.

(d) Reporting requirements in jurisdiction where shares are publicly sold without listing- Japan

Reporting Requirements under the Japanese Securities and Exchange Law

The Japanese Securities and Exchange Law requires a foreign issuer such as the Company to file the following disclosure documents in the prescribed form and by the specified due date or from time to time as a necessity arises (as the case may be) unless and until such issuer is exempt from such obligations.

These documents are:

- Annual Securities Report ;
- Semi-Annual Report , and
- Extraordinary Report (hereinafter collectively the "Disclosure Reports").

The Disclosure Reports must be prepared in the Japanese language and filed electronically together with the required attachments (such as the Incumbency Certificate, the Power of Attorney and the Legal Opinion) and Japanese translations thereof.

(a) Annual Securities Report

This report must be filed within six months of the end of such issuer's financial year (i.e. by the end of June in the case of the Company adopting a calendar year) with the Kanto Local Finance Bureau, Ministry of

Finance of Japan (the "KLFB"). Corporate information required in this report is substantially the same as that required for the Securities Registration Statement prepared for the purpose of the public offering in Japan except for information on securities being offered thereby.

Such information includes:

- legal information (i.e. information on corporate system, foreign exchange control and taxation)
- corporate information (i.e. information on business activities, operating results, directors and officers, employees and shares etc.)
- financial information (i.e. the Japanese translation of the annual financial statements prepared in the original language, and the explanation on difference between the GAAP in accordance with which the original financial statements are prepared and the Japanese GAAP, etc.). In addition to the Japanese translation of the financial statements, a copy of the financial statements in the original language must also be submitted as part of the financial information.

(b) *Semi-Annual Report*

This report is required to be filed with KLFB within three months of the end of the first six months of a current financial year (i.e., by the end of September in the case of the Company adopting a calendar year). The required information includes mainly the information on business activities during the six month period under review and the interim financial information.

(c) *Extraordinary Report*

This report is required to be filed with the KLFB when any of the material events as prescribed in the rules and regulations for corporate disclosure has occurred in relation to such issuer. Such events include, among other things:

- Issuance of new shares, convertible bonds or equity warrants (the "equity securities"), whether to the public or by way of private placement or distribution of existing equity securities of such issuer by way of public offering;

- Acquisition or disposition of a subsidiary which satisfies any of the tests comprising most recent turnover (10%), net assets (30%) and share capital (10%);

- Consolidation or merger with a company, whereby net assets of such issuer is expected to increase by 30% or more, its turnover is expected to increase by 10% or more or such issuer is a disappearing company;

- Acquisition or disposition of business, whereby such issuer's net assets is expected to be affected by 30% or more or such issuer's turnover is expected to be affected by 10% or more;

- Occurrence of a change in the ownership of a shareholder holding not less than 10% of the shares in such issuer;

- Occurrence of a change in the representative of such issuer, such as the CEO or Chairman of the Board; or

- Occurrence of any other material event as prescribed in the Securities and Exchange law and rules and regulations thereunder, affecting the financial condition or results of operation of such issuer.

3. **Undertaking**

The Company agrees that in the future it will furnish to the Commission on a continuous basis copies of the documents described above, as well as information filed or required to be filed with each stock exchange on which its securities are traded, in this same manner. If the information and documents that it makes or is required to make public, distribute or file shall change from those set forth above, the Company agrees that it will timely furnish the Commission with a revised list reflecting such changes.

If you have any questions with regard to this information, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2429 or by facsimile at 011-852-2845-0476.

Please provide the undersigned with the Commission file number to be used in connection with the furnishing of information by the Company pursuant to Rule 12g3-2(b).

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

pp. Michelle Li

Allen Shyu/Michelle Li

(Enclosures)

Terms used in Annex I & II shall have the same meanings as defined in the prospectus of the Company dated June 4, 2004 (the "Prospectus"), unless otherwise defined.

Annex I

A List of Documents filed with and Made Public by HK Regulatory Authorities in connection with the Initial Listing

A. Documents filed with the Stock Exchange and the Registrar of Companies in Hong Kong in connection with the registration of the Prospectus

1. The Prospectus.

2. White and Yellow Application Forms.

3. The written consents from BNP Paribas Peregrine, as the Sponsor, PricewaterhouseCoopers, as the Company's independent auditors, Sallmanns (Far East) Limited ("Sallmanns"), as the Company's property valuer and Jingtian & Gongcheng, Beijing, as the Company's legal advisers on PRC law with respect to, inter alia, the inclusion of their reports and/or letters and/or valuation certificates in the Prospectus.

4. The name, address and description of the Selling Shareholder.

5. The statement of adjustments made by PricewaterhouseCoopers in auditing the figures set out in their accountants' report set out in Appendix I to the Prospectus.

6. Copies of the following material contracts:

   (a) a sale and purchase agreement dated October 15, 2003 entered into between the Company and CS (Hong Kong) Holdings regarding the acquisition by the Company of the entire issued share capital of CS (Hong Kong) at a cash consideration of HK$1 million;

   (b) a sale and purchase agreement dated October 15, 2003 entered into between the Company and CS (Hong Kong) Holdings regarding the acquisition by the Company of the entire issued share capital of CS Asia at a cash consideration of US$50,000;

(c) an equity transfer agreement dated October 20, 2003 entered into between the Company and China Shipping regarding the disposition by the Company of a 10% equity interest in China Shipping Container Storage (Dalian) Co. Ltd. at a cash consideration of RMB800,000;

(d) an equity transfer agreement dated October 20, 2003 entered into between the Company and China Shipping regarding the disposition by the Company of a 12.5% equity interest in China Shipping Air Cargo Co. Ltd. at a cash consideration of RMB10 million;

(e) an equity transfer agreement dated October 20, 2003 entered into between the Company and China Shipping regarding the disposition by the Company of a 20% equity interest in Xindongfang Container (Qingdao) Co. Ltd. at a cash consideration of RMB2 million;

(f) an equity transfer agreement dated October 20, 2003 entered into between the Company and China Shipping regarding the disposition by the Company of a 21.74% equity interest in China Shipping Storage (Shanghai) Co. Ltd. at a cash consideration of RMB10 million;

(g) an equity transfer agreement dated October 20, 2003 entered into between the Company and China Shipping regarding the disposition by the Company of a 4% equity interest in China Shipping Terminal Development Co. Ltd. at a cash consideration of RMB40 million;

(h) an equity transfer agreement dated October 20, 2003 entered into between the Company and China Shipping regarding the disposition by the Company of a 3.96% equity interest in CS Logistics at a cash consideration of RMB19.8 million;

(i) 4 trademark licence agreements dated April 26, 2004, a supplemental agreement dated May 10, 2004 and a trademark licence agreement dated May 10, 2004, entered into between the Company and China Shipping regarding the licence of several trademarks by China Shipping to the Group for the cash consideration of RMB1;

(j) the Shanghai Puhai Capital Injection Agreement dated May 10, 2004 entered into between the Company, CS Logistics, China

Shipping Agency, CSI and Shanghai Puhai regarding the conditional agreement by the Company to inject RMB500 million into Shanghai Puhai;

(k) the Non-Competition Agreement dated June 3, 2004 entered into between the Company and China Shipping regarding the non-competition undertaking given by China Shipping in favor of the Company;

(l) the Deed of Warranty and Indemnity dated June 3, 2004 entered into between the Company and China Shipping regarding the provision of certain representations, warranties and indemnities by China Shipping in favor of the Company; and

(m) the Public Offer Underwriting Agreement dated June 3, 2004 entered into between the Company, the Selling Shareholder and the Public Offer Underwriters regarding the underwriting by the Public Offer Underwriters of the Public Offer.

B. Public announcements

1. Formal Notice (i.e. newspaper announcement of the Offering).

2. Newspaper announcement regarding results of the applications and basis of allotment.

3. Newspaper announcement regarding stabilizing actions and end of the stabilization period.

C. Documents available for public inspection

1. The Articles of Association together with a certified English translation.

2. The Accountants' Report prepared by PricewaterhouseCoopers, (the text of which is set out in Appendix I to the Prospectus), together with the statement of adjustments.

3. The letters relating to the profit forecast (the texts of which are set out in Appendix III to the Prospectus).

4. The letter dated June 4, 2004, summary of values and a valuation certificate relating to the property interests of the Group dated June 4, 2004 prepared by Sallmanns (the texts of which are set out in Appendix IV to the Prospectus).

5. The material contracts referred to in paragraph A6 above, together with certified English translations (where appropriate).

6. The services contracts with the Directors together with certified English translations.

7. The written consents referred to in paragraph A3 above.

8. The PRC Company Law together with a certified English translation.

9. The Special Regulations together with a certified English translation.

10. The Mandatory Provisions together with a certified English translation.

11. The Provisional Regulations Concerning the Issue and Trading of Shares (April 22, 1993) together with a certified English translation.

12. The Implementation Measures (Provisional) on Disclosure of Information (June 12, 1993) together with a certified English translation.

13. The Provisional Measures Prohibiting Fraudulent Conduct relating to Securities (August 15, 1993) together with a certified English translation.

14. The Regulations of the State Council Concerning the Domestic Listed Shares of Joint Stock Limited Companies (December 25, 1995) together with a certified English translation.

15. The Securities Law of the PRC promulgated by the Standing Committee of the NPC on December 29, 1998 and which became effective on July 1, 1999, together with a certified English translation.

16. The Opinion on the Further Promotion of the Regular Operation and In-Depth Reform of Companies Listed Overseas issued by the SETC and the CSRC on March 29, 1999, together with a certified English translation.

17. The Arbitration Law of the PRC promulgated by the Standing Committee of the NPC on August 31, 1994 and effective on September 1, 1995, together with an official English translation.

18. The Civil Procedure Law of the PRC adopted at the fourth meeting of the seventh NPC, promulgated by the premier on April 9, 1991 and effective on April 9, 1991, together with a certified English translation.

19. Standard Opinion for Joint Stock Limited Companies, together with a certified English translation.

20. The Maritime Law of the People's Republic of China promulgated by the Standing Committee of the NPC on November 7, 1992 and effective on July 1, 1993, together with a certified English translation.

21. The Marine Environment Protection Law of the People's Republic of China promulgated by the Standing Committee of the NPC on December 25, 1999 and effective on April 1, 2000, together with a certified English translation.

22. The PRC legal opinion issued by Jingtian & Gongcheng, the legal advisers to the Company on PRC law, dated June 4, 2004.

Annex II

A List of Documents Required to Be Furnished to the Commission under Continuous Disclosure Obligations

1. Annual Reports

Date of Submission to the HKSE and Shareholders: within four months of the end of the fiscal year and at least 21 days prior to each annual general meeting of shareholders.

Required by: the HKSE Rules and PRC Company Laws.

2 Interim Reports

Date of Submission to the HKSE and Shareholders: not later than three months after the end of the first six months of each fiscal year.

Required by: the HKSE Rules and PRC Company Laws.

3. Notices of Shareholders' Meetings

(a) *Submission Date*: at least 45 days but not more than 50 days' notice before any meeting of shareholders.

Required by: PRC Company Laws.

(b) The HKSE Rules requires that notice of each annual general meeting of shareholders be published in the newspapers and must be so published on at least one business day .

4. Board Meetings regarding Preliminary Announcement of Profit and Losses including Dividend Recommendation

Submission Date: Inform HKSE at least 7 clear business days in advance of date fixed for board meeting at which the declaration, recommendation or payment of a dividend is expected to be decided or at which any announcement of the profits or losses for any year, half-year or other period is to be approved for publication and also inform HKSE immediately after approval by the board of a decision to declare, recommend or pay a dividend or to make any other distribution on its securities and the rate and amount thereof, not to declare, recommend or pay any dividend which would otherwise have been expected to have

been declared, recommended or paid in due course or after approval of any preliminary announcement of profits or losses for any year, half-year or other period by the board (as the case may be).

Required by: the HKSE Rules.

5. Notifications to the HKSE, and, in some cases, the Public with respect to all Documents to Be Posted to Shareholders, Press Releases and/or Announcements in Newspapers in respect of Price-sensitive or Material Matters, Debts/Loans/Guarantee of Material Value, Controlling Shareholder's pledge of shares, Acquisitions, Disposals, Director Share Dealings, Material Business Developments, Movements in certain Shareholdings, etc.

   Submission Date: as the event arises and, in some cases, within specified periods after the event has arisen.

   Required by: the HKSE Rules and in some cases the Securities & Futures Ordinance of Hong Kong and the Opinions.

6. Circulars to Shareholders

   Submission Date: in respect of certain notifiable transactions or connected transactions (both as defined in the HKSE Rules), within 21 days after the publication of the press announcement in relation to the transaction, unless the HKSE otherwise directs.

   Required by: the HKSE Rules.

7. Reports of Purchases of Own Securities to the HKSE

   Submission Date: not later than 30 minutes before the earlier of the commencement of the morning trading session or any pre-opening session on the business day following any day on which the event arises.

   Required by: the HKSE Rules.

8. Notifications to the HKSE and, in some cases, the Public with respect to Amendments to the Articles of Association, Changes to Capital Structure, Changes to General Character or Nature of Business of Issuer or group, Dissolution, Adverse Judicial Decision, Changes in Directors, Supervisors, Secretary, Auditors or Agents for Service of Process, Changes to Rights Attaching to Any Class of Securities, Changes in the Rights Attaching to Any Shares into which Any Listed Debt Securities are Convertible or

Exchangeable, Changes in Registered Office or Registered Place of Business in Hong Kong, Public Shareholding Falling Below Prescribed Minimum Percentage, Issue of Securities, Suspension of Dealings, and certain Board Meetings

Submission Date: as events arise.

Required by: the HKSE Rules, PRC Company Laws and the Opinions.

9. Announcements, Disclosure in Interim Report and Annual Report and/or Circular to Shareholders regarding Adoption of or Amendment to Share Option Scheme or grant of Options thereunder in certain circumstances

   Submission Date: within specified periods after events have arisen.

   Required by: the HKSE Rules.

10. Notifications to the Hong Kong Companies Registry of Changes in Directors or Secretary, Company Name, Articles of Association, Person Authorised to Accept Service, Registered Office or Principal Place of Business in Hong Kong or Notice of Commencement of Liquidation or appointment of Liquidator etc.

    Submission Date: within specified periods after events have arisen.

    Required by: the Companies Ordinance.

11. Annual Returns

    Annual returns to confirm whether there has been any changes to the matters referred to in paragraph 10 above.

    Date of Submission to the Registrar of Companies: at least once in every calendar year and at intervals of not more than 15 months.

    Required by: the Companies Ordinance.

12. Notifications to the SFC, the HKSE, the Shareholders and the Public with respect to Takeover, Merger and Share Repurchase Related Matters

    Submission Date: as events arise.

    Required by: the Codes, the HKSE Rules and PRC Company Laws.



CHINA SHIPPING DEVELOPMENT COMPANY LIMITED
中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1138)

CONTINUING CONNECTED TRANSACTIONS
CONNECTED AND DISCLOSEABLE TRANSACTIONS

The board (the "**Board**") of directors (the "**Directors**") of China Shipping Development Company Limited (the "**Company**") hereby announces that the Company and certain of its subsidiaries have entered into a series of transactions with certain associates (as defined under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**") of China Shipping (Group) Company (中國海運(集團)總公司) ("**Group Company**"). Group Company holds approximately 50.51 percent of the issued share capital of the Company. Particulars of these transactions are set forth below:

(1) The Company and China Shipping Container Lines Company Limited (中海集裝箱運輸有限公司) ("**CS Container Lines**") entered into separate conditional bareboat charterparties (the "**First Bareboat Charterparties**") on 22 December 2004 whereby the Company has agreed to lease to CS Container Lines four container vessels named "Xiangli", "Xiangmao", "Xiangyue" and "Xiangzhuang" (together, the "**Container Vessels**") for a term of three years commencing from 1 January 2005. The aggregate annual charter payment for each of the three years commencing from 1 January 2005 will be US$4,088,000 (approximately HK$31,682,000). CS Container Lines is a non-wholly owned subsidiary of Group Company, with approximately 59.87 percent of its issued share capital held by Group Company.

(2) Xiang Xiu Shipping S.A. (向秀航運有限公司) ("**Xiang Xiu Shipping**") and China Shipping Container Lines (Asia) Co. Ltd. (中海集裝箱運輸(亞洲)有限公司) ("**CS Container Lines (Asia)**") entered into a conditional bareboat charterparty (the "**Second Bareboat Charterparty**") on 22 December 2004 whereby Xiang Xiu Shipping has agreed to lease to CS Container Lines (Asia) a container vessel named "Xiangzhu" for a term of three years commencing from 1 January 2005. The aggregate annual charter payment for each of the three years commencing from 1 January 2005 will be US$1,095,000 (approximately HK$8,486,250). CS Container Lines (Asia) is a wholly-owned subsidiary of CS Container Lines.

(3) Each of Xiang Da Shipping S.A. (向達航運有限公司) ("**Xiang Da Shipping**"), Xiang Xiu Shipping, Xiang Xin Shipping S.A.(向興航運有限公司) ("**Xiang Xin Shipping**") and Xiang Wang Shipping S.A (向旺航運有限公司) ("**Xiang Wang Shipping**"), all indirect wholly owned subsidiaries of the Company, and CS Container Lines (Asia) entered into separate conditional bareboat charterparties (the "**Third Bareboat Charterparties**") on 22 December 2004 whereby each of Xiang Da Shipping, Xiang Xiu Shipping, Xiang Xin Shipping and Xiang Wang Shipping has agreed to lease to CS Container Lines (Asia) container vessels named "Xiangda", "Xiangxiu", "Xiangxin and "Xiangwang" respectively, (together, the "**Other Container Vessels**") for a term of three years commencing from 1 January 2005. The aggregate annual charter payment for each of the three years commencing from 1 January 2005 would be US$2,825,100 (approximately HK$21,894,525).

(4) The Company and Shanghai Shipping Industrial Company Limited (上海海運實業有限公司) ("**Shanghai Shipping**") entered into a conditional bareboat charterparty (the "**Fourth Bareboat Charterparty**") on 22 December 2004 whereby Shanghai Shipping has agreed to lease to the Company an oil tanker named "Daqing 88" for a term of three years commencing from 1 January 2005. The aggregate annual charter payment for each of the three years commencing from 1 January 2005 will be US$3,467,500 (approximately HK$26,873,125). Shanghai Shipping is a wholly-owned subsidiary of Group Company.

(5) The Company and China Shipping (Hong Kong) Holdings Company Limited (中國海運(香港)控股有限公司) ("**China Shipping (HK) Holdings**") entered into a conditional bareboat charterparty (the "**Fifth Bareboat Charterparty**") on 22 December 2004 whereby China Shipping (HK) Holdings has agreed to lease to the Company an oil tanker named "Song Lin Wan" for a term of three years commencing from 1 January 2005. The aggregate annual charter payment for each of the three years commencing from 1 January 2005 will be US$6,935,000 (approximately HK$53,746,250). China Shipping (HK) Holdings is a wholly-owned subsidiary of Group Company.

(6) The Company and China Shipping Industry Company Limited (中海工業有限公司) ("**CS Industry**") entered into a conditional sale and purchase agreement (the "**First Sale and Purchase Agreement**") on 22 December 2004 whereby the Company has agreed to sell an oil tanker named "Daqing 242" to CS Industry for a consideration of RMB24,840,000 (approximately HK$23,433,962) (the "**Transaction**"). Such consideration has been determined with reference to the market value of the oil tanker "Daqing 242", as at 31 August 2004, of approximately RMB24,610,000 (approximately RMB23,216,981.13), as set out in a valuation report prepared by an independent professional valuer (the "**Valuation Amount**").

(7) The Company and CS Industry entered into a conditional sale and purchase agreement (the "**Second Sale and Purchase Agreement**") on 22 December 2004 whereby the Company has agreed to sell an oil tanker named "Ninghe" (which weighs 23,926 light tonnes to CS Industry), proposes thereafter to dismantle it and sell it as scrap metal. The consideration for the sale of the oil tanker "Ninghe" is RMB58,045,433 (approximately HK$54,759,842.45). Such consideration has been determined with reference to the market price of scrap metal at the rate of US$293 per light tonne as in December 2004.

Group Company holds approximately 50.51% of the issued share capital of the Company and is the controlling shareholder of the Company. Each of CS Container Lines, CS Container Lines (Asia), Shanghai Shipping, China Shipping (HK) Holdings and CS Industry is an associate (as defined under the Listing Rules) of Group Company and is a connected person (as defined under the Listing Rules) of the Company. Hence, the transactions contemplated under the First Bareboat Charterparties, the Second Bareboat Charterparty, the Third Bareboat Charterparties, the Fourth Bareboat Charterparty, Fifth Bareboat Charterparty constitute continuing connected transactions of the Company for the purposes of the Listing Rules (the "**Continuing Connected Transactions**") and the transactions contemplated under the First Sale and Purchase Agreement and the Second Sale and Purchase Agreement constitute connected transactions of the Company for the purposes of the Listing Rules (the "**Connected Transactions**") (collectively, the "**Transactions**"). The Connected Transactions when aggregated with the previous sale of "Daqing 45" and "Daqing 246" by the Company constitute a discloseable transaction of the Company for the purposes of the Listing Rules since the percentage ratio exceeds 5% but less than 25%.

As the applicable percentage ratios (other than the profits ratio) in respect of the Transactions are more than 2.5%, the Transactions are not only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Listing Rules but also subject to the approval of the shareholders of the Company (the "**Shareholders**") other than Group Company and its associates (as defined under the Listing Rules) (the "**Independent Shareholders**").

The terms and conditions of each of the Transactions have been negotiated on an arm's length basis and are normal commercial terms. The Board considers the Transactions to be fair and reasonable, and are in the interests of the Company and the Shareholders, taken as a whole.

A circular containing, inter alia, the information in respect of the Transactions, the letter of advice from the independent financial adviser, Guotai Junan Capital Limited, the recommendation of the independent board committee of the Company on the Transactions and the caps for the Continuing Connected Transactions together with a notice of the extraordinary general meeting of the Company (the "EGM") will be despatched to the Shareholders as soon as practicable.

Particulars of the Transactions are set forth below, and will also be disclosed in the Company's 2004 annual report and accounts.

1. First Bareboat Charterparties dated 22 December 2004

1.1 *Parties*

Lessor: The Company
Lessee: CS Container Lines

1.2 *Container Vessels*

"Xiangli", "Xiangmao", "Xiangyue" and "Xiangzhuang" were constructed by an independent shipyard in Tianjin, the People's Republic of China (the "**PRC**"). "Xiangli" was commissioned into service in 1992 and has a gross tonnage of approximately 18,391 tonnes. "Xiangmao" and "Xiangyue" were commissioned into service in 1995 and each has a gross tonnage of approximately 18,112 tonnes. "Xiangzhuang" was commissioned into service in 1993 and has a gross tonnage of approximately 18,391 tonnes. "Xiangli, "Xiangmao", "Xiangyue" and "Xiangzhuang" are currently leased to CS Container Lines for domestic coastal container vessel transportation.

1.3 *Leasing of the Container Vessels*

Pursuant to the First Bareboat Charterparties, the Company and CS Container Lines have agreed to the leasing of the Container Vessels to CS Container Lines, on the terms and conditions set out therein.

1.4 *Charter payment and payment terms*

Pursuant to the First Bareboat Charterparties, CS Container Lines will pay the Company an annual aggregate charter payment of US$4,088,000 (approximately HK$31,682,000).

Other than the payment for the first and the last calendar month being made according to the actual number of chartered days in the month, the monthly charter payment during the charter period shall be paid fifteen days in advance of the first day of the next calendar month by CS Container Lines. The Company has appointed an independent maritime consulting firm (the "**Bareboat Charterparties Valuer**"), being a qualified professional valuer, to issue a valuation report setting out, among others, its independent valuation of the charter payments for the Container Vessels.

Since the Container Vessels are (a) dry-bulk cargo vessels which have been modified to become container vessels; and (b) slow and their condition only allows them to engage in domestic coastal transportation, the Bareboat Charterparties Valuer has expressed the opinion that it was not able to provide a valuation of the charter payments for the Container Vessels.

Having considered the above stated conditions of the Container Vessels, the Company and CS Container Lines have agreed for charter payments of the Container Vessels to be set at approximately 20% below the independent valuation amount of US$3,560.86 (approximately HK$27,597) per day, of the charter payment for a normal container vessel of similar sizes to the Container Vessels

(without taking into account the above stated conditions of the Container Vessels) in October 2004 made by the Bareboat Charterparties Valuer. The Board confirms that the charter payments received by the Group is on no less favourable terms, then those that might otherwise be available to the Group from independent third parties. The Group currently does not lease any of its container vessels to any independent third parties.

The Board considers such determination basis and consequently such charter payments to be fair and reasonable, on normal commercial terms and are in the interests of the Company and the Shareholders, taken as a whole.

1.5 *Charter period*

The First Bareboat Charterparties will be effective from 1 January 2005 and will expire on 31 December 2007 (both dates inclusive).

1.6 *Other significant terms*

During the charter period of the First Bareboat Charterparties, CS Container Lines shall:

(i) be responsible for all necessary repair of the Container Vessels;

(ii) insure each of the Container Vessels against marine, war and compensation risks; and

(iii) have the right to re-charter the Container Vessels, but CS Container Lines shall be entitled to the rights and be liable for the relevant obligations under the First Bareboat Charterparties.

During the charter period of the First Bareboat Charterparties, the Company is not allowed to transfer its ownership of the Container Vessels or assign the right to receive any of the charter payments.

Should any dispute arise between the Company and CS Container Lines in respect of the First Bareboat Charterparties, which remains unresolved after reasonable discussions, such dispute shall be referred to the China Maritime Arbitration Committee for arbitration in Shanghai, the PRC.

The First Bareboat Charterparties are subject to confirmation, ratification and approval by the Independent Shareholders at the EGM. The First Bareboat Charterparties will be terminated if the Independent Shareholders do not approve the resolution approving the entering into of the First Bareboat Charterparties at the EGM.

1.7 *Maximum Aggregate Annual Value (the "Cap")*

The annual aggregate charter payment which is estimated to be payable by CS Container Lines to the Company for each of the three financial years ended 31 December 2007 is US$4,088,000 (RMB31,682,000).

The historical charter payment paid by CS Container Lines for the Container Vessels to the Company for the three financial years ended 31 December 2004 was RMB18,980,000.

The 67% increase in the charter payments is attributable to (i) the increase in the manufacturing costs of vessels by 30-50% in the past 12 months; (ii) the increase in the interest/lending rates worldwide (such as the United States and the PRC) which would increase the financing costs of the Company; (iii) the positive market sentiments (iv) the increase in market demand for the type of container vessels concerned here; (v) the condition of the Container Vessels, and (vi) the independent valuation as mentioned above.

2. **Second Bareboat Charterparty dated 22 December 2004**

2.1 *Parties*

Lessor: Xiang Xiu Shipping
Lessee: CS Container Lines (Asia)

2.2 *Container Vessel*

"Xiangzhu" was constructed by an independent shipyard in Romania and was commissioned into service in 1994. It has a gross tonnage of approximately 7,864 tonnes. "Xiangzhu" is currently leased to CS Container Lines (Asia) for coastal container vessel transportation in the PRC.

2.3 *Leasing of "Xiangzhu"*

Pursuant to the Second Bareboat Charterparty, Xiang Xiu Shipping and CS Container Lines (Asia) have agreed to the leasing of "Xiangzhu" to CS Container Lines (Asia), on the terms and conditions set out therein.

2.4 *Charter payment and payment terms*

Pursuant to the Second Bareboat Charterparty, CS Container Lines (Asia) will pay the Xiang Xiu Shipping an annual aggregate charter payment of US$1,095,000 (approximately HK$8,486,250).

Other than the payment for the first and the last calendar month being made according to the actual number of chartered days in the month, the monthly charter payment during the charter period shall be paid fifteen days in advance of the first day of the next calendar month by CS Container Lines (Asia). The charter payment is determined with reference to the valuation amount of US3,317.77 per day as per a valuation report issued by the Bareboat Charterparties Valuer, comparing

"Xiangzhu" with bareboat charterparties of similar terms for similar vessels in October 2004. The Board considers such determination basis and consequently such charter payments to be fair and reasonable, on normal commercial terms and are in the interests of the Company and the Shareholders, taken as a whole.

2.5 *Charter period*

The Second Bareboat Charterparty will be effective from 1 January 2005 and will expire on 31 December 2007 (both dates inclusive).

2.6 *Other significant terms*

During the charter period of the Second Bareboat Charterparty, CS Container Lines (Asia) shall:

(i) be responsible for all necessary repair of "Xiangzhu";

(ii) insure "Xiangzhu" against marine, war and compensation risks; and

(iii) have the right to re-charter "Xiangzhu", but CS Container Lines (Asia) shall be entitled to the rights and be liable for the relevant obligations under the Second Bareboat Charterparty.

During the charter period of the Second Bareboat Charterparty, Xiang Xiu Shipping is not allowed to transfer its ownership of "Xiangzhu" or assign the right to receive any of the charter payments.

Should any dispute arise between the Xiang Xiu Shipping and CS Container Lines (Asia) in respect of the Second Bareboat Charterparty, which remains unresolved after reasonable discussions, such dispute shall be referred to the China Maritime Arbitration Committee for arbitration in Shanghai, the PRC.

The Second Bareboat Charterparty is subject to confirmation, ratification and approval by the Independent Shareholders at the EGM. The Second Bareboat Charterparty will be terminated if the Independent Shareholders do not approve the resolution approving the entering into of the Second Bareboat Charterparty by the Company at the EGM.

2.7 *The Cap*

The fee which is estimated to be payable by CS Container Lines (Asia) to the Xiang Xiu Shipping for each of the three financial years ending 31 December 2007 is US$1,095,000.

The historical charter payment paid by CS Container Lines (Asia) for "Xiangzhu" to the Xiang Xiu Shipping for each of the three financial years ended 31 December 2004 were US$730,000.

The 50% increase in the charter payments is attributable to (i) the increase in the manufacturing costs of vessels by 30-50% in the past 12 months; (ii) the increase in the interest/lending rates worldwide (such as the United States and the People's Republic of China) which would increase the financing costs; (iii) the positive market sentiment; (iv) the increase in market demand for the type of container vessels concerned here; (v) the condition of "Xiangzhu"; and (vi) the independent valuation as mentioned above.

3. Third Bareboat Charterparties dated 22 December 2004

3.1 *Parties*

For "Xiangda"
Lessor: Xiang Da Shipping
Lessee: CS Container Lines (Asia)
For "Xiangxiu"
Lessor: Xiang Xiu Shipping
Lessee: CS Container Lines (Asia)
For "Xiangxin"
Lessor: Xiang Xin Shipping
Lessee: CS Container Lines (Asia)
For "Xiangwang"
Lessor: Xiang Wang Shipping
Lessee: CS Container Lines (Asia)

3.2 *Other Container Vessels*

"Xiangda" and "Xiangxiu" were constructed by an independent third party shipyard in the Republic of Korea, and were commissioned into service in 1994. Each has a gross tonnage of 4,018 tonnes.

"Xiangxin" and "Xiangwang" were constructed by an independent third party shipyard in the Republic of Korea, and were commissioned into service in 1995. Each has a gross tonnage of approximately 4,960 tonnes.

The Other Container Vessels are currently leased to CS Container Lines (Asia) for coastal container vessel transportation.

3.3 *Leasing of the Other Container Vessels*

Pursuant to the Third Bareboat Charterparties, each of Xiang Da Shipping. Xiang Xiu Shipping, Xiang Xin Shipping and Xiang Wang Shipping has agreed to lease to CS Container Lines (Asia) "Xiangda", "Xiangxiu", "Xiangxin" and "Xiangwang", respectively.

3.4 *Charter Payment and Payment Terms*

Pursuant to the Third Bareboat Charterparties, CS Container Lines (Asia) will pay to Xiang Da Shipping, Xiang Xiu Shipping, Xiang Xiu Shipping and Xiang Wang Shipping, an aggregate annual charter payment of US$2,825,100 (approximately HK$21,894,525) for the Other Container Vessels.

Other than the payment for the first and the last calendar month being made according to the actual number of chartered days in the month, the monthly charter payment for each of the Other Container Vessels shall be paid fifteen days in advance of the first day of the next calendar month by CS Container Lines (Asia). The charter payment is determined with reference to a valuation report issued by the Bareboat Charterparties Valuer, comparing the Other Container Vessels with bareboat charterparties of similar terms for similar vessels in October 2004. The valuation amount for each of "Xiang Xing" and "Xiang Wang" is US$2,158.04 per day and the valuation amount for each of "Xiang Xiu" and "Xiang Da" is US$1,200.57 per day. The Board considers such determination basis and consequently such charter payments to be fair and reasonable, on normal commercial terms, and are in the interests of the Company and the Shareholders, taken as a whole.

3.5 ***Delivery***

The Other Container Vessels will be delivered to CS Container Lines (Asia) at where they are being berthed at the time of delivery.

3.6 ***Charter period***

The Third Bareboat Charterparties will be effective from 1 January 2005 and will expire on 31 December 2007 (both dates inclusive).

3.7 ***Other significant terms***

During the charter period of the Third Bareboat Charterparties, CS Container Lines (Asia) shall:

(i) be responsible for all necessary repair of the Other Container Vessels;

(ii) insure each of the Other Container Vessels against marine, war and compensation risks; and

(iii) have the right to re-charter the Other Container Vessels, but CS Container Lines (Asia) shall be entitled to the rights and be liable for the relevant obligations under the Third Bareboat Charterparties.

During the charter period of the Third Bareboat Charterparties, each of Xiang Da Shipping, Xiang Xiu Shipping, Xiang Xin Shipping and Xiang Wang Shipping is not allowed to transfer its ownership of the Other Container Vessel concerned or assign the right to receive any of the charter payments.

Should any dispute arise between each of Xiang Da Shipping, Xiang Xiu Shipping, Xiang Xin Shipping and Xiang Wang Shipping and CS Container Lines (Asia) in respect of the Third Bareboat Charterparties, which remains unresolved after reasonable discussions, such dispute shall be referred to the China Maritime Arbitration Committee for arbitration in Shanghai, the PRC.

The Third Bareboat Charterparties are subject to confirmation, ratification and approval by the Independent Shareholders at the EGM. The Third Bareboat Charterparties will be terminated if the Independent Shareholders do not approve the resolution approving the entering into of the Third Bareboat Charterparties at the EGM.

3.8 *The Cap*

The aggregate fee which is estimated to be payable by CS Container Lines (Asia) to Xiang Da Shipping, Xiang Xiu Shipping, Xiang Xin Shipping and Xiang Wang Shipping collectively for each of the three financial years ending 31 December 2007 is US$2,825,100.

The historical aggregate charter payment paid by CS Container Lines (Asia) for the Other Container Vessels to Xiang Da Shipping, Xiang Xiu Shipping, Xiang Xin Shipping and Xiang Wang Shipping collectively for each of the three financial years ended 31 December 2004 was US$2,336,000.

The 20.9% increase in the charter payments is attributable to (i) the increase in the manufacturing costs of vessels by 30-50% in the past 12 months; (ii) the increase in the interest/lending rates worldwide (such as the United States and the People's Republic of China) which would increase the financing costs; (iii) the positive market sentiment; and (iv) the independent valuation as mentioned above.

4. **Fourth Bareboat Charterparty dated 22 December 2004**

4.1 ***Parties***

Lessor:	Shanghai Shipping
Lessee:	The Company

4.2 ***"Daqing 88"***

"Daqing 88" was constructed by an independent third party shipyard in Japan, and was acquired by Shanghai Shipping upon completion of its construction. It was commissioned into service in 1986. It has a gross tonnage of approximately 90,261 tonnes. "Daqing 88" is used for international and domestic oil transportation.

4.3 ***Leasing of "Daqing 88"***

Pursuant to the Fourth Bareboat Charterparty, Shanghai Shipping and the Company have agreed to the leasing of "Daqing 88", to the Company.

4.4 ***Charter payment and payment terms***

Under the Fourth Bareboat Charterparty, the Company will pay to Shanghai Shipping an aggregate annual charter payment of US$3,467,500 (approximately HK$26,873,125) which is expected to be funded by internal resources.

The monthly charter payment for "Daqing 88" will be payable by the Company in advance on the first working day of each calender month. The charter payment is determined with reference to the valuation amount of US$9,500 per day as per a valuation report issued by the Bareboat Chaterparties Valuer, comparing with bareboat charterparties of similar terms for similar oil tankers in October 2004. The Board considers determination basis and consequently such charter payment to be fair and reasonable, on normal commercial terms and are in the interest of the Company and the Shareholders, taken as a whole.

4.5 *Delivery*

"Daqing 88" will be delivered to the Company at a safe port in the area en route from Japan to Singapore, pursuant to the Fourth Bareboat Charterparty.

At the time of delivery, Shanghai Shipping shall ensure that "Daqing 88" shall in every way be fit to carry petroleum products, be in good order and condition, and in every way fit for the service concerned. Shanghai Shipping shall further ensure that the "Daqing 88" shall comply with the regulations in force so as to enable it to pass through the Suez and Panama Canals by day and night without delay.

4.6 *Charter period*

The Fourth Bareboat Charterparty will be effective 1 January 2005 and will expire on 31 December 2007 (both dates inclusive).

4.7 *Other Significant Terms*

During the charter period of the Fourth Bareboat Charterparty, Shanghai Shipping shall:

(i) be responsible for all necessary repair of "Daqing 88";

(ii) insure "Daqing 88" against marine, war and compensation risks; and

(iii) have the right to recharter "Daqing 88", but the Company shall be entitled to the rights and be liable to the obligations under the Fourth Bareboat Charterparty.

During the charter period of the Fourth Bareboat Charterparty, Shanghai Shipping is not allowed to transfer its ownership of the "Daqing 88" concerned or assign the right to receive any of the charter payment.

Should any dispute arise between Shanghai Shipping and the Company in respect of the Fourth Bareboat Charterparty, which remains unresolved after reasonable discussions, such dispute shall be referred to the China Maritime Arbitration Committee for arbitration in Shanghai, the PRC.

The Fourth Bareboat Charterparty is subject to the confirmation, ractification and approval by the Independent Shareholders at the EGM. The Fourth Bareboat Charterparty will be terminated if the Independent Shareholders do not approve the resolution approving the Fourth Bareboat Charterparty in the EGM.

4.8 *The Cap*

The aggregate fee which is estimated to be payable by the Company to Shanghai Shipping for each of the three financial years ended 31 December 2007 is US$3,467,500.

The historical charter payment for "Daqing 88" paid by the Company to Shanghai Shipping for each of the 3 financial years ended 31 December 2004 was US$4,307,000. Daqing 88 has been leased from Shanghai Shipping to the Company since 1998.

Despite the positive market sentiment, there has been a downward adjustment to the charter payments. This is attributable to the fact that "Daqing 88" has operated for 18 years. Due to the wear and tear of "Daqing 88", the operational maintenance costs, which shall be borne by the Company, are expected to be substantial.

5. **Fifth Bareboat Charterparty dated 22 December 2004**

5.1 *Parties*

Lessor:	China Shipping (HK) Holdings
Lessee:	The Company

5.2 *"Song Lin Wan"*

"Song Lin Wan" was constructed by an independent third party shipyard in Japan, and was acquired by China Shipping (HK) Holdings upon completion of its construction on 27 November 2002, with a gross tonnage of approximately 110,000 tonnes. "Song Lin Wan" is used for international oil transportation.

5.3 *Leasing of "Song Lin Wan"*

Pursuant to the Fifth Bareboat Charterparty, China Shipping (HK) Holdings and the Company have agreed to the leasing of "Song Lin Wan" to the Company.

5.4 *Charter payment and payment terms*

Under the Fifth Bareboat Charterparty, the Company will pay to China Shipping (HK) Holdings an annual aggregate charter payment of US$6,935,000 (approximately HK$53,746,250) which is expected to be funded by internal resources.

The monthly charter payment for "Song Lin Wan" shall be payable by the Company in advance on the first working day of each calender month. The charter payment is determined with reference to the valuation amount of US$18,951.08 per day as

per an independent valuation report issued by the Bareboat Chaterparties Valuer, comparing "Song Lin Wan" with bareboat charterparties of similar terms for similar oil tankers in October 2004. The Board considers such determination basis and consequently such charter payment to be fair and reasonable, on normal commercial terms and are in the interest of the Company and the Shareholders, taken as a whole.

5.5 ***Delivery***

"Song Lin Wan" will be delivered to the Company at a safe port in the area enroute from Japan to Singapore, pursuant to the Fifth Bareboat Charterparty.

China Shipping (HK) Holdings shall ensure that "Song Lin Wan" shall in every way be fit to carry petroleum products and be in good order and condition at the time of delivery. China Shipping (HK) Holdings shall further ensure that "Song Lin Wan" shall comply with the relevant regulations in force so as to enable it to pass through the Suez and Panama Canals by day and night without delay.

5.6 ***Charter period***

The Fifth Bareboat Charterparty will be effective from 1 January 2004 and will expire on 31 December 2007 (both dates inclusive)

5.7 ***Other significant terms***

During the charter period of the Fifth Bareboat Charterparty, China Shipping (HK) Holdings shall:

(i) be responsible for all necessary repair of "Song Lin Wan";

(ii) insure "Song Lin Wan" against marine, war and compensation risks; and

(iii) have the right to recharter "Song Lin Wan", but the Company shall be entitled to the rights and be liable to the obligations under the Fifth Bareboat Charterparty.

During the charter period of the Fifth Bareboat Charterparty, China Shipping (HK) Holdings is not allowed to transfer its ownership of the "Song Lin Wan" concerned or assign the right to receive any of the charter payment.

Should any dispute arise between China Shipping (HK) Holdings and the Company in respect of the Fifth Bareboat Charterparty, which remains unresolved after reasonable discussions, such dispute shall be referred to the China Maritime Arbitration Committee for arbitration in Shanghai, the PRC.

The Fifth Bareboat Charterparty is subject to the confirmation, ractification and approval by the Independent Shareholders in the EGM. The Fifth Bareboat Charterparty will be terminated if the Independent Shareholders do not approve the resolution approving the entering into of the Fifth Bareboat Charterparty in the EGM.

5.8 *The Cap*

The fee which is estimated to be payable by the Company to China Shipping (HK) Holdings for each of the 3 financial years ended 31 December 2007 is US$6,935,000.

The historical charter payment paid by the Company for "Song Lin Wan" to China Shipping (HK) Holdings for each of the 3 financial years ended 31 December 2004 was nil, US$4,964,000 and US$4,964,000. "Song Lin Wan" has been leased from China Shipping (HK) Holdings since it was acquired by China Shipping (HK) Holdings upon completion of its construction at the end of 2002.

The 39.7% increase in the charter payments is attributable to (i) increase in the manufacturing costs of different kinds of vessels by 30-50% in the past 12 months; (ii) the increase in the interest/lending rates worldwide (such as the United States and the People's Republic of China) which would increase the financing costs; (iii) the positive market sentiment (iv) the increase in market demand for the type of oil tanker concerned here; (v) the condition of "Song Lin Wan"; and (vi) the independent valuation report as mentioned above.

6. The First Sale and Purchase Agreement dated 22 December 2004

6.1 *Parties*

Vendor:	The Company
Purchaser:	CS Industry

6.2 *Oil Tanker*

The oil tanker "Daqing 242" was constructed by China Dalian Shipyard, an independent third party. It was commissioned into service in March 1976. The Oil Tanker weighs 8,228 net tonnage. The oil tanker "Daqing 242" has been owned by the Company from its commencement of service. The oil tanker "Daqing 242" is currently used as crude oil domestic transportation.

6.3 *Sale of the oil tanker "Daqing 242"*

Pursuant to the First Sale and Purchase Agreement, the Company has agreed to sell and CS Industry has agreed to purchase the oil tanker "Daqing 242". CS Industry has also undertaken to the Company that it shall not employ the oil tanker "Daqing 242" in a business which competes with the Company.

6.4 *Purchase price and payment terms*

Pursuant to the First Sale and Purchase Agreement, CS Industry will pay to the Company a sum of RMB24,840,000 (approximately HK$23,433,962) for the oil tanker "Daqing 242" as consideration for the purchase of the oil tanker "Daqing 242". The Company has appointed an independent professional valuer to issue a valuation report which sets out the Valuation Amount. The Valuation Amount is based on the market rate of a normal oil tanker of similar size to the oil tanker

"Daqing 242" The consideration for the sale of the oil tanker "Daqing 242" had been determined with reference to the Valuation Amount. The net book value of the oil tanker "Daqing 242" as at 30 November 2004 was RMB16,714,080.06 (approximately HK$15,768,000.05). The net profit expected to arise from the sale of the oil tanker "Daqing 242", being the difference between the consideration in respect of the sale and the net book value of the oil tanker "Daqing 242", is RMB8,125,919.94 (approximately HK$7,665,962.21). The Company intends to use the net proceeds arising from the sale of the oil tanker "Daqing 242" as its working capital. The net profits before taxation and extraordinary items which are attributable to the oil tanker "Daqing 242" for the 2 financial years ended 31 December 2003 were RMB16,492,920.09 and RMB18,913,994.54 respectively. The net profits after taxation and extraordinary items which are attributable to the oil tanker "Daqing 242" for the 2 financial years ended 31 December 2003 were RMB14,018,982.08 and RMB16,076,895.36, respectively.

Pursuant to the First Sale and Purchase Agreement, the consideration shall be paid by CS Industry by remittance or in cash to the Company's designated bank account within 5 banking days following the signing of the First Sale and Purchase Agreement. The whole amount (without interests) will be returned to CS Industry if the Independent Shareholders do not approve the resolution approving the entering into of the First Sale and Purchase Agreement at the EGM.

6.5 ***Other significant terms***

The Company has warranted that upon delivery of the oil tanker "Daqing 242", the oil tanker "Daqing 242" will not be subject to any priority rights, liabilities or pledges, and will not carry any illegal material.

All responsibilities, liabilities and risks relating to the delivery of the oil tanker "Daqing 242" shall be borne by the Company prior to delivery of the oil tanker "Daqing 242", and by CS Industry immediately after such delivery.

The Sale and Purchase Agreement is subject to the usual force majeure provisions. In the event of occurrence of force majeure events such as earthquake, fire, tidal wave and war and, as a result, the Sale and Purchase Agreement cannot be performed by the Company, the Company shall notify CS Industry of the termination of the Sale and Purchase Agreement immediately.

If CS Industry fails to pay the total amount of the consideration in accordance with the Sale and Purchase Agreement, the Company shall have the right to terminate the Sale and Purchase Agreement and claim for any consequential losses and interest.

CS Industry has undertaken not to engage the oil tanker "Daqing 242" in competing business with the Company.

Should any dispute arise between the Company and CS Industry in respect of the First Sale and Purchase Agreement, which remains unresolved after reasonable discussions, such dispute shall be referred to the China Maritime Arbitration Commission, for arbitration in Shanghai, the PRC.

The First Sale and Purchase Agreement is subject to the confirmation, rectification and approval by the Independent Shareholders in the EGM (which is expected to be held on 21 February 2005). The First Sale and Purchase Agreement will be effective from 1 January 2005 but will be subject to ratification from the Independent Shareholders in the EGM. The First Sale and Purchase Agreement will be terminated if the Independent Shareholders do not approve the resolution approving the First Sale and Purchase Agreement in the EGM.

7. **The Second Sale and Purchase Agreement dated 22 December 2004**

7.1 ***Parties***

Vendor:	The Company
Purchaser:	CS Industry

7.2 ***Oil tanker "Ninghe"***

The oil tanker "Ninghe" was constructed by China Dalian Shipyard, an independent third party shipyard in the PRC, and was commissioned into service in January 1974. The oil tanker "Ninghe" weighs 23,926 light tonne. The oil tanker "Ninghe" is currently used for international crude oil transportation. Under the PRC laws, it can only be used for such purposes until 31 December 2004.

7.3 ***Sale of the oil tanker "Ninghe"***

Pursuant to the Second Sale and Purchase Agreement, the Company has agreed to sell and CS Industry has agreed to purchase the oil tanker "Ning He", and thereafter to dismantle it and sell it as scrap metal.

7.4 ***Purchase price and payment terms***

Pursuant to the Sale and Purchase Agreement, CS Industry will pay to the Company in cash a sum of RMB58,045,433 (HK$54,759,842) as consideration for the sale of the oil tanker "Ninghe". The purchase price was determined based on the current market price of scrap metal at the rate of US$293 per light tonne. No valuation has been performed. As the oil tanker "Ning He" will cease in operation from the beginning of January 2005 onwards. As a result, the Board decided to dismantle it and sell it as scrap metal.

The net book value of the oil tanker "Ninghe" as at 30 November 2004 was RMB929,600 (approximately HK$879,981). The net profit expected to arise from the sale of the oil tanker "Ninghe", being the difference between the consideration for such sale and the net book value of the oil tanker "Ninghe", is RMB57,115,800 (approximately HK$53,882,830). The Company intends to use the net proceeds arising from the sale of the oil tanker "Ninghe" as its working capital. The net

profits before taxation and extraordinary items attributable to the oil tanker "Ninghe" for the 2 financial years ended 31 December 2003 are RMB59,713,764.98 and RMB29,465,541.85, and the net profits after taxation and extraordinary items attributable to the oil tanker "Ninghe" for the 2 financial years ended 31 December 2003 are RMB50,756,700.23 and RMB25,045,710.57.

7.5 ***Other significant terms***

The Company has warranted that upon delivery of the oil tanker "Ninghe", the oil tanker "Ninghe" will not be subject to any liabilities or pledges, and will not carry any illegal material.

All responsibilities, liabilities and risks relating to the delivery of the oil tanker "Ninghe" shall be borne by the Company prior to delivery of the oil tanker, and by CS Industry after such delivery.

The Second Sale and Purchase Agreement is subject to the usual force majeure provisions. In the event of occurrence of force majeure events such as earthquake, fire, tidal wave and war and, as a result, the Sale and Purchase Agreement cannot be performed by the Company, the Company shall return the payment received from CS Industry in accordance with the Second Sale and Purchase Agreement, the Company shall have the right to terminate the Second Sale and Purchase Agreement and claim for any consequential losses and interest.

Should any dispute arise between the Company and in respect of the Second Sale and Purchase Agreement, which remains unresolved after reasonable discussions, such dispute shall be referred to the China Maritime Arbitration Commission, which was established in accordance with a decision made by the State Council of the People's Republic of China, for arbitration in Shanghai, the PRC.

The Second Sale and Purchase Agreement is subject to the confirmation, ratification and approval by the Independent Shareholders in the EGM. The Second Sale and Purchase Agreement will be effective from 1 January 2005 but will be subject to ratification from the Independent Shareholders in the EGM. The Second Sale and Purchase Agreement will be terminated if the Independent Shareholders do not approve the resolution approving the entering into of the Second Sale and Purchase Agreement in the EGM.

8. **Reasons for and benefits of entering into the Transactions**

For the First Bareboat Charterparties, Second Bareboat Charterparty, Third Bareboat Charterparties:

Oil and cargo transportation are major businesses of the Company and its subsidiaries (together, the "**Group**"). Therefore, the Group has taken a series of effective measures in order to achieve maximum usage of its shipping capacity (including leasing some of its spare shipping capacity). The First Bareboat Charterparties, Second Bareboat Charterparty and Third Bareboat Charterparties enable the Group to achieve the above

aim. The Directors believe that since the Group Company and the Group had maintained an amicable and continual business relationship, the continuation of the transactions as contemplated under the First Bareboat Charterparties, Second Bareboat Charterparty and Third Bareboat Charterparties would continue to bring a steady steam of income to the Group.

Since the Group Company had undertaken to the Company not to engage in competing business with the Group, the leasing of some of its spare shipping capacity to the Group Company would not have any material impact on the business operations of the Group.

For the Fourth Bareboat Charterparty and Fifth Bareboat Charterparty:

The Group also aims to maintain the steady increase in its operating results in relation to oil and cargo transportation for international routes. The leasing of "Song Lin Wan" and "Daqing 88", both of which are relatively large oil tankers, would enable the Group to enhance its international shipping capacity.

For the First Sale and Purchase Agreement

In accordance with a notice issued by the Ministry of Communication of the PRC on 9 April 2001, the oil tanker "Daqing 242" has reached the age for mandatory special routine inspection (特別定期檢驗的船齡). A more extensive programme of maintenance, repair and inspection is expected for the oil tanker "Da Qing 242". The Board estimates that the maintenance and repair costs for the oil tanker "Da Qing 242" would thus be increased significantly. The oil tanker "Da Qing 242" is now mainly used for crude oil shipping along the domestic coast of the PRC. Due to the drastic decrease of shipping volume of crude oil from the Daqing Oilfield and Shengli Oilfield in northern China. , the net profits attributable to the oil tanker "Da Qing 242" dropped by more than 70% for the nine months period ended 30 September 2004, as compared with the same period in 2003.

The Board has decided to sell the oil tanker "Da Qing 242" as it expects that the profits to be generated from the oil tanker "Da Qing 242" would not cover the operational costs of oil tanker "Da Qing 242" in 2005. The Board believes that the disposal of the oil tanker "Da Qing 242" will not have any material impact on the Company's operation and will provide the Company with more working capital. The Board does not have intention on any specific use for such working capital.

For the Second Sale and Purchase Agreement

The oil tanker "Ning He" came into operation in 1973 and has met the deadline for mandatory scrappage of oil tankers, as stipulated by the Ministry of Communication of the PRC (中國人民共和國交通部). In accordance with the notice issued by the Ministry of Communication of the PRC on 9 April 2001, the mandatory scrappage age of the oil tanker "Ning He" is 31 years. The oil tanker "Ning He" is well worn through its 31 years of service and its cabin and communication facilities are outdated. The oil tanker "Ning He" will be ceased in operation from the beginning of January 2005 onwards. As a result, the Board decided to dismantle it and sell it as scrap metal. CS Industry is a

special service entity which specializes in ship dismantling business. The Board believes that the disposal of the oil tanker "Ning He" will provide the Company with more working capital. The Board does not have intention on any specific use of the working capital.

9. **General**

The business of the Company mainly involves coastal, ocean and Yangtze River cargo transportation, container transportation, oil transportation, international passenger transportation, chartering, cargo agency and cargo transportation agency. The businesses of CS Container Lines and CS Container Lines (Asia) are principally engaged in the operation and management of international and domestic container marine transportation. Shanghai Shipping is principally engaged in the management and operation of marine transportation. The business of CS Industry mainly involves ship repair, ship construction, purchase of second hand ships, ship dismantling and ship leasing. The business of Xiang Da Shipping, Xiang Xiu Shipping, Xiang Xin Shipping and Xiang Wang Shipping mainly involves domestic and international container transportation. The business of China Shipping (HK) Holdings is marine transportation.

10. **Listing Rules Requirements**

CS Container Lines (Asia) is a wholly-owned subsidiary of CS Container Lines. Shanghai Shipping is a wholly owned subsidiary of the Group Company. Each of CS Container Lines, CS Container Lines (Asia), Shanghai Shipping, China Shipping (HK) Holdings and CS Industry is an associate (as defined under the Listing Rules) of the Group Company and is a connected person (as defined under the Listing Rules) of the Company. Hence, the Transactions constitute connected transactions of the Company for the purposes of the Listing Rules.

As the applicable percentage ratios in respect of the Transactions are more than 2.5%, the Transactions are not only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Listing Rules but also require the approval of the Independent Shareholders.

The Connected Transactions when aggregated with the previous sale of "Daqing 45" and "Daqing 246" by the Company constitute discloseable transactions for the purpose of the Listing Rules.

The terms and conditions of the Transactions have been negotiated on an arm's length basis and are normal commercial terms. The Board considers the Transactions to be fair and reasonable, and are in the interests of the Company and the Shareholders, taken as a whole.

Particulars will be disclosed in the Company's 2004 annual report and accounts.

11. **Information for the Group**

The EGM will be convened to approve, inter alia, the Transactions.

In view of the interest of Group Company and its associates in the Connected Transactions and the Continuing Connected Transactions, they will abstain from voting on the relevant resolutions at the EGM.

An independent board committee comprising of all the independent Directors of the Company (the "**Independent Board Committee**") has been appointed to advise the Independent Shareholders on whether or not the terms of the Transactions are in the interest of the Company and are fair and reasonable so far as the Independent Shareholders are concerned. Guotai Junan Capital Limited has been appointed as the independent financial adviser (the "**Independent Financial Adviser**") to the Independent Board Committee and Independent Shareholders to advise in relation to the Transactions and on whether the caps for the Continuing Connected Transactions are fair and reasonable.

Circulars containing, among other things, information relating to the Transactions, the letter from the Independent Financial Adviser containing its advice to the Independent Board Committee and the Independent Shareholders in relation to the Transactions, the recommendation of the Independent Board Committee in these regards and a notice convening the EGM will be despatched to the Shareholders as soon as practicable.

By order of the Board
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

Shanghai, the PRC 22 December 2004

Note: Unless otherwise specified, the conversion of HK$ into RMB is based on the exchange rate of HK$1.00=RMB1.06, and the conversion of US$ into HK$ is based on the exchange rate of US$1.00 = HK$7.75

As at the date of this announcement, the Board of Directors of the Company comprises of Mr. Li Shaode, Mr. Sun Zhitang, Mr. Wang Daxiong, Mr. Yao Zuozhi and Mr. Wang Kunhe as executive Directors, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive Directors.

Please also refer to the published version of this announcement in The Standard.



CHINA SHIPPING DEVELOPMENT COMPANY LIMITED
中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1138)

CONTINUING CONNECTED TRANSACTIONS
CONNECTED AND DISCLOSEABLE TRANSACTIONS

The board (the "**Board**") of directors (the "**Directors**") of China Shipping Development Company Limited (the "**Company**") hereby announces that the Company and certain of its subsidiaries have entered into a series of transactions with certain associates (as defined under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**") of China Shipping (Group) Company (中國海運(集團)總公司) ("**Group Company**"). Group Company holds approximately 50.51 percent of the issued share capital of the Company. Particulars of these transactions are set forth below:

(1) The Company and China Shipping Container Lines Company Limited (中海集裝箱運輸有限公司) ("**CS Container Lines**") entered into separate conditional bareboat charterparties (the "**First Bareboat Charterparties**") on 22 December 2004 whereby the Company has agreed to lease to CS Container Lines four container vessels named "Xiangli", "Xiangmao", "Xiangyue" and "Xiangzhuang" (together, the "**Container Vessels**") for a term of three years commencing from 1 January 2005. The aggregate annual charter payment for each of the three years commencing from 1 January 2005 will be US$4,088,000 (approximately HK$31,682,000). CS Container Lines is a non-wholly owned subsidiary of Group Company, with approximately 59.87 percent of its issued share capital held by Group Company.

(2) Xiang Xiu Shipping S.A. (向秀航運有限公司) ("**Xiang Xiu Shipping**") and China Shipping Container Lines (Asia) Co. Ltd. (中海集裝箱運輸(亞洲)有限公司) ("**CS Container Lines (Asia)**") entered into a conditional bareboat charterparty (the "**Second Bareboat Charterparty**") on 22 December 2004 whereby Xiang Xiu Shipping has agreed to lease to CS Container Lines (Asia) a container vessel named "Xiangzhu" for a term of three years commencing from 1 January 2005. The aggregate annual charter payment for each of the three years commencing from 1 January 2005 will be US$1,095,000 (approximately HK$8,486,250). CS Container Lines (Asia) is a wholly-owned subsidiary of CS Container Lines.

(3) Each of Xiang Da Shipping S.A. (向達航運有限公司) ("**Xiang Da Shipping**"), Xiang Xiu Shipping, Xiang Xin Shipping S.A.(向興航運有限公司) ("**Xiang Xin Shipping**") and Xiang Wang Shipping S.A (向旺航運有限公司) ("**Xiang Wang Shipping**"), all indirect wholly owned subsidiaries of the Company, and CS Container Lines (Asia) entered into separate conditional bareboat charterparties (the "**Third Bareboat Charterparties**") on 22 December 2004 whereby each of Xiang Da Shipping, Xiang Xiu Shipping, Xiang Xin Shipping and Xiang Wang Shipping has agreed to lease to CS Container Lines (Asia) container vessels named "Xiangda", "Xiangxiu", "Xiangxin and "Xiangwang" respectively, (together, the "**Other Container Vessels**") for a term of three years commencing from 1 January 2005. The aggregate annual charter payment for each of the three years commencing from 1 January 2005 would be US$2,825,100 (approximately HK$21,894,525).

(4) The Company and Shanghai Shipping Industrial Company Limited (上海海運實業有限公司) ("**Shanghai Shipping**") entered into a conditional bareboat charterparty (the "**Fourth Bareboat Charterparty**") on 22 December 2004 whereby Shanghai Shipping has agreed to lease to the Company an oil tanker named "Daqing 88" for a term of three years commencing from 1 January 2005. The aggregate annual charter payment for each of the three years commencing from 1 January 2005 will be US$3,467,500 (approximately HK$26,873,125). Shanghai Shipping is a wholly-owned subsidiary of Group Company.

(5) The Company and China Shipping (Hong Kong) Holdings Company Limited (中國海運(香港)控股有限公司) ("**China Shipping (HK) Holdings**") entered into a conditional bareboat charterparty (the "**Fifth Bareboat Charterparty**") on 22 December 2004 whereby China Shipping (HK) Holdings has agreed to lease to the Company an oil tanker named "Song Lin Wan" for a term of three years commencing from 1 January 2005. The aggregate annual charter payment for each of the three years commencing from 1 January 2005 will be US$6,935,000 (approximately HK$53,746,250). China Shipping (HK) Holdings is a wholly-owned subsidiary of Group Company.

(6) The Company and China Shipping Industry Company Limited (中海工業有限公司) ("**CS Industry**") entered into a conditional sale and purchase agreement (the "**First Sale and Purchase Agreement**") on 22 December 2004 whereby the Company has agreed to sell an oil tanker named "Daqing 242" to CS Industry for a consideration of RMB24,840,000 (approximately HK$23,433,962) (the "**Transaction**"). Such consideration has been determined with reference to the market value of the oil tanker "Daqing 242", as at 31 August 2004, of approximately RMB24,610,000 (approximately RMB23,216,981.13), as set out in a valuation report prepared by an independent professional valuer (the "**Valuation Amount**").

(7) The Company and CS Industry entered into a conditional sale and purchase agreement (the "**Second Sale and Purchase Agreement**") on 22 December 2004 whereby the Company has agreed to sell an oil tanker named "Ninghe" (which weighs 23,926 light tonnes to CS Industry), proposes thereafter to dismantle it and sell it as scrap metal. The consideration for the sale of the oil tanker "Ninghe" is RMB58,045,433 (approximately HK$54,759,842.45). Such consideration has been determined with reference to the market price of scrap metal at the rate of US$293 per light tonne as in December 2004.

Group Company holds approximately 50.51% of the issued share capital of the Company and is the controlling shareholder of the Company. Each of CS Container Lines, CS Container Lines (Asia), Shanghai Shipping, China Shipping (HK) Holdings and CS Industry is an associate (as defined under the Listing Rules) of Group Company and is a connected person (as defined under the Listing Rules) of the Company. Hence, the transactions contemplated under the First Bareboat Charterparties, the Second Bareboat Charterparty, the Third Bareboat Charterparties, the Fourth Bareboat Charterparty, Fifth Bareboat Charterparty constitute continuing connected transactions of the Company for the purposes of the Listing Rules (the "**Continuing Connected Transactions**") and the transactions contemplated under the First Sale and Purchase Agreement and the Second Sale and Purchase Agreement constitute connected transactions of the Company for the purposes of the Listing Rules (the "**Connected Transactions**") (collectively, the "**Transactions**"). The Connected Transactions when aggregated with the previous sale of "Daqing 45" and "Daqing 246" by the Company constitute a discloseable transaction of the Company for the purposes of the Listing Rules since the percentage ratio exceeds 5% but less than 25%.

As the applicable percentage ratios (other than the profits ratio) in respect of the Transactions are more than 2.5%, the Transactions are not only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Listing Rules but also subject to the approval of the shareholders of the Company (the "**Shareholders**") other than Group Company and its associates (as defined under the Listing Rules) (the "**Independent Shareholders**").

The terms and conditions of each of the Transactions have been negotiated on an arm's length basis and are normal commercial terms. The Board considers the Transactions to be fair and reasonable, and are in the interests of the Company and the Shareholders, taken as a whole.

A circular containing, inter alia, the information in respect of the Transactions, the letter of advice from the independent financial adviser, Guotai Junan Capital Limited, the recommendation of the independent board committee of the Company on the Transactions and the caps for the Continuing Connected Transactions together with a notice of the extraordinary general meeting of the Company (the "EGM") will be despatched to the Shareholders as soon as practicable.

Particulars of the Transactions are set forth below, and will also be disclosed in the Company's 2004 annual report and accounts.

1. **First Bareboat Charterparties dated 22 December 2004**

1.1 ***Parties***

Lessor:	The Company
Lessee:	CS Container Lines

1.2 ***Container Vessels***

"Xiangli", "Xiangmao", "Xiangyue" and "Xiangzhuang" were constructed by an independent shipyard in Tianjin, the People's Republic of China (the "**PRC**"). "Xiangli" was commissioned into service in 1992 and has a gross tonnage of approximately 18,391 tonnes. "Xiangmao" and "Xiangyue" were commissioned into service in 1995 and each has a gross tonnage of approximately 18,112 tonnes. "Xiangzhuang" was commissioned into service in 1993 and has a gross tonnage of approximately 18,391 tonnes. "Xiangli, "Xiangmao", "Xiangyue" and "Xiangzhuang" are currently leased to CS Container Lines for domestic coastal container vessel transportation.

1.3 ***Leasing of the Container Vessels***

Pursuant to the First Bareboat Charterparties, the Company and CS Container Lines have agreed to the leasing of the Container Vessels to CS Container Lines, on the terms and conditions set out therein.

1.4 ***Charter payment and payment terms***

Pursuant to the First Bareboat Charterparties, CS Container Lines will pay the Company an annual aggregate charter payment of US$4,088,000 (approximately HK$31,682,000).

Other than the payment for the first and the last calendar month being made according to the actual number of chartered days in the month, the monthly charter payment during the charter period shall be paid fifteen days in advance of the first day of the next calendar month by CS Container Lines. The Company has appointed an independent maritime consulting firm (the "**Bareboat Charterparties Valuer**"), being a qualified professional valuer, to issue a valuation report setting out, among others, its independent valuation of the charter payments for the Container Vessels.

Since the Container Vessels are (a) dry-bulk cargo vessels which have been modified to become container vessels; and (b) slow and their condition only allows them to engage in domestic coastal transportation, the Bareboat Charterparties Valuer has expressed the opinion that it was not able to provide a valuation of the charter payments for the Container Vessels.

Having considered the above stated conditions of the Container Vessels, the Company and CS Container Lines have agreed for charter payments of the Container Vessels to be set at approximately 20% below the independent valuation amount of US$3,560.86 (approximately HK$27,597) per day, of the charter payment for a normal container vessel of similar sizes to the Container Vessels

(without taking into account the above stated conditions of the Container Vessels) in October 2004 made by the Bareboat Charterparties Valuer. The Board confirms that the charter payments received by the Group is on no less favourable terms, then those that might otherwise be available to the Group from independent third parties. The Group currently does not lease any of its container vessels to any independent third parties.

The Board considers such determination basis and consequently such charter payments to be fair and reasonable, on normal commercial terms and are in the interests of the Company and the Shareholders, taken as a whole.

1.5 *Charter period*

The First Bareboat Charterparties will be effective from 1 January 2005 and will expire on 31 December 2007 (both dates inclusive).

1.6 *Other significant terms*

During the charter period of the First Bareboat Charterparties, CS Container Lines shall:

(i) be responsible for all necessary repair of the Container Vessels;

(ii) insure each of the Container Vessels against marine, war and compensation risks; and

(iii) have the right to re-charter the Container Vessels, but CS Container Lines shall be entitled to the rights and be liable for the relevant obligations under the First Bareboat Charterparties.

During the charter period of the First Bareboat Charterparties, the Company is not allowed to transfer its ownership of the Container Vessels or assign the right to receive any of the charter payments.

Should any dispute arise between the Company and CS Container Lines in respect of the First Bareboat Charterparties, which remains unresolved after reasonable discussions, such dispute shall be referred to the China Maritime Arbitration Committee for arbitration in Shanghai, the PRC.

The First Bareboat Charterparties are subject to confirmation, ratification and approval by the Independent Shareholders at the EGM. The First Bareboat Charterparties will be terminated if the Independent Shareholders do not approve the resolution approving the entering into of the First Bareboat Charterparties at the EGM.

1.7 *Maximum Aggregate Annual Value (the "Cap")*

The annual aggregate charter payment which is estimated to be payable by CS Container Lines to the Company for each of the three financial years ended 31 December 2007 is US$4,088,000 (RMB31,682,000).

The historical charter payment paid by CS Container Lines for the Container Vessels to the Company for the three financial years ended 31 December 2004 was RMB18,980,000.

The 67% increase in the charter payments is attributable to (i) the increase in the manufacturing costs of vessels by 30-50% in the past 12 months; (ii) the increase in the interest/lending rates worldwide (such as the United States and the PRC) which would increase the financing costs of the Company; (iii) the positive market sentiments (iv) the increase in market demand for the type of container vessels concerned here; (v) the condition of the Container Vessels, and (vi) the independent valuation as mentioned above.

2. **Second Bareboat Charterparty dated 22 December 2004**

2.1 *Parties*

Lessor: Xiang Xiu Shipping
Lessee: CS Container Lines (Asia)

2.2 *Container Vessel*

"Xiangzhu" was constructed by an independent shipyard in Romania and was commissioned into service in 1994. It has a gross tonnage of approximately 7,864 tonnes. "Xiangzhu" is currently leased to CS Container Lines (Asia) for coastal container vessel transportation in the PRC.

2.3 *Leasing of "Xiangzhu"*

Pursuant to the Second Bareboat Charterparty, Xiang Xiu Shipping and CS Container Lines (Asia) have agreed to the leasing of "Xiangzhu" to CS Container Lines (Asia), on the terms and conditions set out therein.

2.4 *Charter payment and payment terms*

Pursuant to the Second Bareboat Charterparty, CS Container Lines (Asia) will pay the Xiang Xiu Shipping an annual aggregate charter payment of US$1,095,000 (approximately HK$8,486,250).

Other than the payment for the first and the last calendar month being made according to the actual number of chartered days in the month, the monthly charter payment during the charter period shall be paid fifteen days in advance of the first day of the next calendar month by CS Container Lines (Asia). The charter payment is determined with reference to the valuation amount of US3,317.77 per day as per a valuation report issued by the Bareboat Charterparties Valuer, comparing

"Xiangzhu" with bareboat charterparties of similar terms for similar vessels in October 2004. The Board considers such determination basis and consequently such charter payments to be fair and reasonable, on normal commercial terms and are in the interests of the Company and the Shareholders, taken as a whole.

2.5 ***Charter period***

The Second Bareboat Charterparty will be effective from 1 January 2005 and will expire on 31 December 2007 (both dates inclusive).

2.6 ***Other significant terms***

During the charter period of the Second Bareboat Charterparty, CS Container Lines (Asia) shall:

(i) be responsible for all necessary repair of "Xiangzhu";

(ii) insure "Xiangzhu" against marine, war and compensation risks; and

(iii) have the right to re-charter "Xiangzhu", but CS Container Lines (Asia) shall be entitled to the rights and be liable for the relevant obligations under the Second Bareboat Charterparty.

During the charter period of the Second Bareboat Charterparty, Xiang Xiu Shipping is not allowed to transfer its ownership of "Xiangzhu" or assign the right to receive any of the charter payments.

Should any dispute arise between the Xiang Xiu Shipping and CS Container Lines (Asia) in respect of the Second Bareboat Charterparty, which remains unresolved after reasonable discussions, such dispute shall be referred to the China Maritime Arbitration Committee for arbitration in Shanghai, the PRC.

The Second Bareboat Charterparty is subject to confirmation, ratification and approval by the Independent Shareholders at the EGM. The Second Bareboat Charterparty will be terminated if the Independent Shareholders do not approve the resolution approving the entering into of the Second Bareboat Charterparty by the Company at the EGM.

2.7 ***The Cap***

The fee which is estimated to be payable by CS Container Lines (Asia) to the Xiang Xiu Shipping for each of the three financial years ending 31 December 2007 is US$1,095,000.

The historical charter payment paid by CS Container Lines (Asia) for "Xiangzhu" to the Xiang Xiu Shipping for each of the three financial years ended 31 December 2004 were US$730,000.

The 50% increase in the charter payments is attributable to (i) the increase in the manufacturing costs of vessels by 30-50% in the past 12 months; (ii) the increase in the interest/lending rates worldwide (such as the United States and the People's Republic of China) which would increase the financing costs; (iii) the positive market sentiment; (iv) the increase in market demand for the type of container vessels concerned here; (v) the condition of "Xiangzhu"; and (vi) the independent valuation as mentioned above.

3. **Third Bareboat Charterparties dated 22 December 2004**

3.1 ***Parties***

For "Xiangda"	
Lessor:	Xiang Da Shipping
Lessee:	CS Container Lines (Asia)
For "Xiangxiu"	
Lessor:	Xiang Xiu Shipping
Lessee:	CS Container Lines (Asia)
For "Xiangxin"	
Lessor:	Xiang Xin Shipping
Lessee:	CS Container Lines (Asia)
For "Xiangwang"	
Lessor:	Xiang Wang Shipping
Lessee:	CS Container Lines (Asia)

3.2 ***Other Container Vessels***

"Xiangda" and "Xiangxiu" were constructed by an independent third party shipyard in the Republic of Korea, and were commissioned into service in 1994. Each has a gross tonnage of 4,018 tonnes.

"Xiangxin" and "Xiangwang" were constructed by an independent third party shipyard in the Republic of Korea, and were commissioned into service in 1995. Each has a gross tonnage of approximately 4,960 tonnes.

The Other Container Vessels are currently leased to CS Container Lines (Asia) for coastal container vessel transportation.

3.3 ***Leasing of the Other Container Vessels***

Pursuant to the Third Bareboat Charterparties, each of Xiang Da Shipping. Xiang Xiu Shipping, Xiang Xin Shipping and Xiang Wang Shipping has agreed to lease to CS Container Lines (Asia) "Xiangda", "Xiangxiu", "Xiangxin" and "Xiangwang", respectively.

3.4 ***Charter Payment and Payment Terms***

Pursuant to the Third Bareboat Charterparties, CS Container Lines (Asia) will pay to Xiang Da Shipping, Xiang Xiu Shipping, Xiang Xiu Shipping and Xiang Wang Shipping, an aggregate annual charter payment of US$2,825,100 (approximately HK$21,894,525) for the Other Container Vessels.

Other than the payment for the first and the last calendar month being made according to the actual number of chartered days in the month, the monthly charter payment for each of the Other Container Vessels shall be paid fifteen days in advance of the first day of the next calendar month by CS Container Lines (Asia). The charter payment is determined with reference to a valuation report issued by the Bareboat Charterparties Valuer, comparing the Other Container Vessels with bareboat charterparties of similar terms for similar vessels in October 2004. The valuation amount for each of "Xiang Xing" and "Xiang Wang" is US$2,158.04 per day and the valuation amount for each of "Xiang Xiu" and "Xiang Da" is US$1,200.57 per day. The Board considers such determination basis and consequently such charter payments to be fair and reasonable, on normal commercial terms, and are in the interests of the Company and the Shareholders, taken as a whole.

3.5 ***Delivery***

The Other Container Vessels will be delivered to CS Container Lines (Asia) at where they are being berthed at the time of delivery.

3.6 ***Charter period***

The Third Bareboat Charterparties will be effective from 1 January 2005 and will expire on 31 December 2007 (both dates inclusive).

3.7 ***Other significant terms***

During the charter period of the Third Bareboat Charterparties, CS Container Lines (Asia) shall:

(i) be responsible for all necessary repair of the Other Container Vessels;

(ii) insure each of the Other Container Vessels against marine, war and compensation risks; and

(iii) have the right to re-charter the Other Container Vessels, but CS Container Lines (Asia) shall be entitled to the rights and be liable for the relevant obligations under the Third Bareboat Charterparties.

During the charter period of the Third Bareboat Charterparties, each of Xiang Da Shipping, Xiang Xiu Shipping, Xiang Xin Shipping and Xiang Wang Shipping is not allowed to transfer its ownership of the Other Container Vessel concerned or assign the right to receive any of the charter payments.

Should any dispute arise between each of Xiang Da Shipping, Xiang Xiu Shipping, Xiang Xin Shipping and Xiang Wang Shipping and CS Container Lines (Asia) in respect of the Third Bareboat Charterparties, which remains unresolved after reasonable discussions, such dispute shall be referred to the China Maritime Arbitration Committee for arbitration in Shanghai, the PRC.

The Third Bareboat Charterparties are subject to confirmation, ratification and approval by the Independent Shareholders at the EGM. The Third Bareboat Charterparties will be terminated if the Independent Shareholders do not approve the resolution approving the entering into of the Third Bareboat Charterparties at the EGM.

3.8 *The Cap*

The aggregate fee which is estimated to be payable by CS Container Lines (Asia) to Xiang Da Shipping, Xiang Xiu Shipping, Xiang Xin Shipping and Xiang Wang Shipping collectively for each of the three financial years ending 31 December 2007 is US$2,825,100.

The historical aggregate charter payment paid by CS Container Lines (Asia) for the Other Container Vessels to Xiang Da Shipping, Xiang Xiu Shipping, Xiang Xin Shipping and Xiang Wang Shipping collectively for each of the three financial years ended 31 December 2004 was US$2,336,000.

The 20.9% increase in the charter payments is attributable to (i) the increase in the manufacturing costs of vessels by 30-50% in the past 12 months; (ii) the increase in the interest/lending rates worldwide (such as the United States and the People's Republic of China) which would increase the financing costs; (iii) the positive market sentiment; and (iv) the independent valuation as mentioned above.

4. **Fourth Bareboat Charterparty dated 22 December 2004**

4.1 ***Parties***

Lessor: Shanghai Shipping
Lessee: The Company

4.2 ***"Daqing 88"***

"Daqing 88" was constructed by an independent third party shipyard in Japan, and was acquired by Shanghai Shipping upon completion of its construction. It was commissioned into service in 1986. It has a gross tonnage of approximately 90,261 tonnes. "Daqing 88" is used for international and domestic oil transportation.

4.3 ***Leasing of "Daqing 88"***

Pursuant to the Fourth Bareboat Charterparty, Shanghai Shipping and the Company have agreed to the leasing of "Daqing 88", to the Company.

4.4 ***Charter payment and payment terms***

Under the Fourth Bareboat Charterparty, the Company will pay to Shanghai Shipping an aggregate annual charter payment of US$3,467,500 (approximately HK$26,873,125) which is expected to be funded by internal resources.

The monthly charter payment for "Daqing 88" will be payable by the Company in advance on the first working day of each calender month. The charter payment is determined with reference to the valuation amount of US$9,500 per day as per a valuation report issued by the Bareboat Chaterparties Valuer, comparing with bareboat charterparties of similar terms for similar oil tankers in October 2004. The Board considers determination basis and consequently such charter payment to be fair and reasonable, on normal commercial terms and are in the interest of the Company and the Shareholders, taken as a whole.

4.5 *Delivery*

"Daqing 88" will be delivered to the Company at a safe port in the area en route from Japan to Singapore, pursuant to the Fourth Bareboat Charterparty.

At the time of delivery, Shanghai Shipping shall ensure that "Daqing 88" shall in every way be fit to carry petroleum products, be in good order and condition, and in every way fit for the service concerned. Shanghai Shipping shall further ensure that the "Daqing 88" shall comply with the regulations in force so as to enable it to pass through the Suez and Panama Canals by day and night without delay.

4.6 *Charter period*

The Fourth Bareboat Charterparty will be effective 1 January 2005 and will expire on 31 December 2007 (both dates inclusive).

4.7 *Other Significant Terms*

During the charter period of the Fourth Bareboat Charterparty, Shanghai Shipping shall:

(i) be responsible for all necessary repair of "Daqing 88";

(ii) insure "Daqing 88" against marine, war and compensation risks; and

(iii) have the right to recharter "Daqing 88", but the Company shall be entitled to the rights and be liable to the obligations under the Fourth Bareboat Charterparty.

During the charter period of the Fourth Bareboat Charterparty, Shanghai Shipping is not allowed to transfer its ownership of the "Daqing 88" concerned or assign the right to receive any of the charter payment.

Should any dispute arise between Shanghai Shipping and the Company in respect of the Fourth Bareboat Charterparty, which remains unresolved after reasonable discussions, such dispute shall be referred to the China Maritime Arbitration Committee for arbitration in Shanghai, the PRC.

The Fourth Bareboat Charterparty is subject to the confirmation, ractification and approval by the Independent Shareholders at the EGM. The Fourth Bareboat Charterparty will be terminated if the Independent Shareholders do not approve the resolution approving the Fourth Bareboat Charterparty in the EGM.

4.8 *The Cap*

The aggregate fee which is estimated to be payable by the Company to Shanghai Shipping for each of the three financial years ended 31 December 2007 is US$3,467,500.

The historical charter payment for "Daqing 88" paid by the Company to Shanghai Shipping for each of the 3 financial years ended 31 December 2004 was US$4,307,000. Daqing 88 has been leased from Shanghai Shipping to the Company since 1998.

Despite the positive market sentiment, there has been a downward adjustment to the charter payments. This is attributable to the fact that "Daqing 88" has operated for 18 years. Due to the wear and tear of "Daqing 88", the operational maintenance costs, which shall be borne by the Company, are expected to be substantial.

5. **Fifth Bareboat Charterparty dated 22 December 2004**

5.1 *Parties*

Lessor: China Shipping (HK) Holdings
Lessee: The Company

5.2 *"Song Lin Wan"*

"Song Lin Wan" was constructed by an independent third party shipyard in Japan, and was acquired by China Shipping (HK) Holdings upon completion of its construction on 27 November 2002, with a gross tonnage of approximately 110,000 tonnes. "Song Lin Wan" is used for international oil transportation.

5.3 *Leasing of "Song Lin Wan"*

Pursuant to the Fifth Bareboat Charterparty, China Shipping (HK) Holdings and the Company have agreed to the leasing of "Song Lin Wan" to the Company.

5.4 *Charter payment and payment terms*

Under the Fifth Bareboat Charterparty, the Company will pay to China Shipping (HK) Holdings an annual aggregate charter payment of US$6,935,000 (approximately HK$53,746,250) which is expected to be funded by internal resources.

The monthly charter payment for "Song Lin Wan" shall be payable by the Company in advance on the first working day of each calender month. The charter payment is determined with reference to the valuation amount of US$18,951.08 per day as

per an independent valuation report issued by the Bareboat Chaterparties Valuer, comparing "Song Lin Wan" with bareboat charterparties of similar terms for similar oil tankers in October 2004. The Board considers such determination basis and consequently such charter payment to be fair and reasonable, on normal commercial terms and are in the interest of the Company and the Shareholders, taken as a whole.

5.5 ***Delivery***

"Song Lin Wan" will be delivered to the Company at a safe port in the area enroute from Japan to Singapore, pursuant to the Fifth Bareboat Charterparty.

China Shipping (HK) Holdings shall ensure that "Song Lin Wan" shall in every way be fit to carry petroleum products and be in good order and condition at the time of delivery. China Shipping (HK) Holdings shall further ensure that "Song Lin Wan" shall comply with the relevant regulations in force so as to enable it to pass through the Suez and Panama Canals by day and night without delay.

5.6 ***Charter period***

The Fifth Bareboat Charterparty will be effective from 1 January 2004 and will expire on 31 December 2007 (both dates inclusive)

5.7 ***Other significant terms***

During the charter period of the Fifth Bareboat Charterparty, China Shipping (HK) Holdings shall:

(i) be responsible for all necessary repair of "Song Lin Wan";

(ii) insure "Song Lin Wan" against marine, war and compensation risks; and

(iii) have the right to recharter "Song Lin Wan", but the Company shall be entitled to the rights and be liable to the obligations under the Fifth Bareboat Charterparty.

During the charter period of the Fifth Bareboat Charterparty, China Shipping (HK) Holdings is not allowed to transfer its ownership of the "Song Lin Wan" concerned or assign the right to receive any of the charter payment.

Should any dispute arise between China Shipping (HK) Holdings and the Company in respect of the Fifth Bareboat Charterparty, which remains unresolved after reasonable discussions, such dispute shall be referred to the China Maritime Arbitration Committee for arbitration in Shanghai, the PRC.

The Fifth Bareboat Charterparty is subject to the confirmation, ractification and approval by the Independent Shareholders in the EGM. The Fifth Bareboat Charterparty will be terminated if the Independent Shareholders do not approve the resolution approving the entering into of the Fifth Bareboat Charterparty in the EGM.

5.8 *The Cap*

The fee which is estimated to be payable by the Company to China Shipping (HK) Holdings for each of the 3 financial years ended 31 December 2007 is US$6,935,000.

The historical charter payment paid by the Company for "Song Lin Wan" to China Shipping (HK) Holdings for each of the 3 financial years ended 31 December 2004 was nil, US$4,964,000 and US$4,964,000. "Song Lin Wan" has been leased from China Shipping (HK) Holdings since it was acquired by China Shipping (HK) Holdings upon completion of its construction at the end of 2002.

The 39.7% increase in the charter payments is attributable to (i) increase in the manufacturing costs of different kinds of vessels by 30-50% in the past 12 months; (ii) the increase in the interest/lending rates worldwide (such as the United States and the People's Republic of China) which would increase the financing costs; (iii) the positive market sentiment (iv) the increase in market demand for the type of oil tanker concerned here; (v) the condition of "Song Lin Wan"; and (vi) the independent valuation report as mentioned above.

6. **The First Sale and Purchase Agreement dated 22 December 2004**

6.1 *Parties*

Vendor:	The Company
Purchaser:	CS Industry

6.2 *Oil Tanker*

The oil tanker "Daqing 242" was constructed by China Dalian Shipyard, an independent third party. It was commissioned into service in March 1976. The Oil Tanker weighs 8,228 net tonnage. The oil tanker "Daqing 242" has been owned by the Company from its commencement of service. The oil tanker "Daqing 242" is currently used as crude oil domestic transportation.

6.3 *Sale of the oil tanker "Daqing 242"*

Pursuant to the First Sale and Purchase Agreement, the Company has agreed to sell and CS Industry has agreed to purchase the oil tanker "Daqing 242". CS Industry has also undertaken to the Company that it shall not employ the oil tanker "Daqing 242" in a business which competes with the Company.

6.4 *Purchase price and payment terms*

Pursuant to the First Sale and Purchase Agreement, CS Industry will pay to the Company a sum of RMB24,840,000 (approximately HK$23,433,962) for the oil tanker "Daqing 242" as consideration for the purchase of the oil tanker "Daqing 242". The Company has appointed an independent professional valuer to issue a valuation report which sets out the Valuation Amount. The Valuation Amount is based on the market rate of a normal oil tanker of similar size to the oil tanker

"Daqing 242" The consideration for the sale of the oil tanker "Daqing 242" had been determined with reference to the Valuation Amount. The net book value of the oil tanker "Daqing 242" as at 30 November 2004 was RMB16,714,080.06 (approximately HK$15,768,000.05). The net profit expected to arise from the sale of the oil tanker "Daqing 242", being the difference between the consideration in respect of the sale and the net book value of the oil tanker "Daqing 242", is RMB8,125,919.94 (approximately HK$7,665,962.21). The Company intends to use the net proceeds arising from the sale of the oil tanker "Daqing 242" as its working capital. The net profits before taxation and extraordinary items which are attributable to the oil tanker "Daqing 242" for the 2 financial years ended 31 December 2003 were RMB16,492,920.09 and RMB18,913,994.54 respectively. The net profits after taxation and extraordinary items which are attributable to the oil tanker "Daqing 242" for the 2 financial years ended 31 December 2003 were RMB14,018,982.08 and RMB16,076,895.36, respectively.

Pursuant to the First Sale and Purchase Agreement, the consideration shall be paid by CS Industry by remittance or in cash to the Company's designated bank account within 5 banking days following the signing of the First Sale and Purchase Agreement. The whole amount (without interests) will be returned to CS Industry if the Independent Shareholders do not approve the resolution approving the entering into of the First Sale and Purchase Agreement at the EGM.

6.5 *Other significant terms*

The Company has warranted that upon delivery of the oil tanker "Daqing 242", the oil tanker "Daqing 242" will not be subject to any priority rights, liabilities or pledges, and will not carry any illegal material.

All responsibilities, liabilities and risks relating to the delivery of the oil tanker "Daqing 242" shall be borne by the Company prior to delivery of the oil tanker "Daqing 242", and by CS Industry immediately after such delivery.

The Sale and Purchase Agreement is subject to the usual force majeure provisions. In the event of occurrence of force majeure events such as earthquake, fire, tidal wave and war and, as a result, the Sale and Purchase Agreement cannot be performed by the Company, the Company shall notify CS Industry of the termination of the Sale and Purchase Agreement immediately.

If CS Industry fails to pay the total amount of the consideration in accordance with the Sale and Purchase Agreement, the Company shall have the right to terminate the Sale and Purchase Agreement and claim for any consequential losses and interest.

CS Industry has undertaken not to engage the oil tanker "Daqing 242" in competing business with the Company.

Should any dispute arise between the Company and CS Industry in respect of the First Sale and Purchase Agreement, which remains unresolved after reasonable discussions, such dispute shall be referred to the China Maritime Arbitration Commission, for arbitration in Shanghai, the PRC.

The First Sale and Purchase Agreement is subject to the confirmation, rectification and approval by the Independent Shareholders in the EGM (which is expected to be held on 21 February 2005). The First Sale and Purchase Agreement will be effective from 1 January 2005 but will be subject to ratification from the Independent Shareholders in the EGM. The First Sale and Purchase Agreement will be terminated if the Independent Shareholders do not approve the resolution approving the First Sale and Purchase Agreement in the EGM.

7. **The Second Sale and Purchase Agreement dated 22 December 2004**

7.1 *Parties*

Vendor: The Company
Purchaser: CS Industry

7.2 *Oil tanker "Ninghe"*

The oil tanker "Ninghe" was constructed by China Dalian Shipyard, an independent third party shipyard in the PRC, and was commissioned into service in January 1974. The oil tanker "Ninghe" weighs 23,926 light tonne. The oil tanker "Ninghe" is currently used for international crude oil transportation. Under the PRC laws, it can only be used for such purposes until 31 December 2004.

7.3 *Sale of the oil tanker "Ninghe"*

Pursuant to the Second Sale and Purchase Agreement, the Company has agreed to sell and CS Industry has agreed to purchase the oil tanker "Ning He", and thereafter to dismantle it and sell it as scrap metal.

7.4 *Purchase price and payment terms*

Pursuant to the Sale and Purchase Agreement, CS Industry will pay to the Company in cash a sum of RMB58,045,433 (HK$54,759,842) as consideration for the sale of the oil tanker "Ninghe". The purchase price was determined based on the current market price of scrap metal at the rate of US$293 per light tonne. No valuation has been performed. As the oil tanker "Ning He" will cease in operation from the beginning of January 2005 onwards. As a result, the Board decided to dismantle it and sell it as scrap metal.

The net book value of the oil tanker "Ninghe" as at 30 November 2004 was RMB929,600 (approximately HK$879,981). The net profit expected to arise from the sale of the oil tanker "Ninghe", being the difference between the consideration for such sale and the net book value of the oil tanker "Ninghe", is RMB57,115,800 (approximately HK$53,882,830). The Company intends to use the net proceeds arising from the sale of the oil tanker "Ninghe" as its working capital. The net

profits before taxation and extraordinary items attributable to the oil tanker "Ninghe" for the 2 financial years ended 31 December 2003 are RMB59,713,764.98 and RMB29,465,541.85, and the net profits after taxation and extraordinary items attributable to the oil tanker "Ninghe" for the 2 financial years ended 31 December 2003 are RMB50,756,700.23 and RMB25,045,710.57.

7.5 ***Other significant terms***

The Company has warranted that upon delivery of the oil tanker "Ninghe", the oil tanker "Ninghe" will not be subject to any liabilities or pledges, and will not carry any illegal material.

All responsibilities, liabilities and risks relating to the delivery of the oil tanker "Ninghe" shall be borne by the Company prior to delivery of the oil tanker, and by CS Industry after such delivery.

The Second Sale and Purchase Agreement is subject to the usual force majeure provisions. In the event of occurrence of force majeure events such as earthquake, fire, tidal wave and war and, as a result, the Sale and Purchase Agreement cannot be performed by the Company, the Company shall return the payment received from CS Industry in accordance with the Second Sale and Purchase Agreement, the Company shall have the right to terminate the Second Sale and Purchase Agreement and claim for any consequential losses and interest.

Should any dispute arise between the Company and in respect of the Second Sale and Purchase Agreement, which remains unresolved after reasonable discussions, such dispute shall be referred to the China Maritime Arbitration Commission, which was established in accordance with a decision made by the State Council of the People's Republic of China, for arbitration in Shanghai, the PRC.

The Second Sale and Purchase Agreement is subject to the confirmation, ratification and approval by the Independent Shareholders in the EGM. The Second Sale and Purchase Agreement will be effective from 1 January 2005 but will be subject to ratification from the Independent Shareholders in the EGM. The Second Sale and Purchase Agreement will be terminated if the Independent Shareholders do not approve the resolution approving the entering into of the Second Sale and Purchase Agreement in the EGM.

8. **Reasons for and benefits of entering into the Transactions**

For the First Bareboat Charterparties, Second Bareboat Charterparty, Third Bareboat Charterparties:

Oil and cargo transportation are major businesses of the Company and its subsidiaries (together, the "**Group**"). Therefore, the Group has taken a series of effective measures in order to achieve maximum usage of its shipping capacity (including leasing some of its spare shipping capacity). The First Bareboat Charterparties, Second Bareboat Charterparty and Third Bareboat Charterparties enable the Group to achieve the above

aim. The Directors believe that since the Group Company and the Group had maintained an amicable and continual business relationship, the continuation of the transactions as contemplated under the First Bareboat Charterparties, Second Bareboat Charterparty and Third Bareboat Charterparties would continue to bring a steady steam of income to the Group.

Since the Group Company had undertaken to the Company not to engage in competing business with the Group, the leasing of some of its spare shipping capacity to the Group Company would not have any material impact on the business operations of the Group.

For the Fourth Bareboat Charterparty and Fifth Bareboat Charterparty:

The Group also aims to maintain the steady increase in its operating results in relation to oil and cargo transportation for international routes. The leasing of "Song Lin Wan" and "Daqing 88", both of which are relatively large oil tankers, would enable the Group to enhance its international shipping capacity.

For the First Sale and Purchase Agreement

In accordance with a notice issued by the Ministry of Communication of the PRC on 9 April 2001, the oil tanker "Daqing 242" has reached the age for mandatory special routine inspection (特別定期檢驗的船齡). A more extensive programme of maintenance, repair and inspection is expected for the oil tanker "Da Qing 242". The Board estimates that the maintenance and repair costs for the oil tanker "Da Qing 242" would thus be increased significantly. The oil tanker "Da Qing 242" is now mainly used for crude oil shipping along the domestic coast of the PRC. Due to the drastic decrease of shipping volume of crude oil from the Daqing Oilfield and Shengli Oilfield in northern China. , the net profits attributable to the oil tanker "Da Qing 242" dropped by more than 70% for the nine months period ended 30 September 2004, as compared with the same period in 2003.

The Board has decided to sell the oil tanker "Da Qing 242" as it expects that the profits to be generated from the oil tanker "Da Qing 242" would not cover the operational costs of oil tanker "Da Qing 242" in 2005. The Board believes that the disposal of the oil tanker "Da Qing 242" will not have any material impact on the Company's operation and will provide the Company with more working capital. The Board does not have intention on any specific use for such working capital.

For the Second Sale and Purchase Agreement

The oil tanker "Ning He" came into operation in 1973 and has met the deadline for mandatory scrappage of oil tankers, as stipulated by the Ministry of Communication of the PRC (中國人民共和國交通部). In accordance with the notice issued by the Ministry of Communication of the PRC on 9 April 2001, the mandatory scrappage age of the oil tanker "Ning He" is 31 years. The oil tanker "Ning He" is well worn through its 31 years of service and its cabin and communication facilities are outdated. The oil tanker "Ning He" will be ceased in operation from the beginning of January 2005 onwards. As a result, the Board decided to dismantle it and sell it as scrap metal. CS Industry is a

special service entity which specializes in ship dismantling business. The Board believes that the disposal of the oil tanker "Ning He" will provide the Company with more working capital. The Board does not have intention on any specific use of the working capital.

9. **General**

The business of the Company mainly involves coastal, ocean and Yangtze River cargo transportation, container transportation, oil transportation, international passenger transportation, chartering, cargo agency and cargo transportation agency. The businesses of CS Container Lines and CS Container Lines (Asia) are principally engaged in the operation and management of international and domestic container marine transportation. Shanghai Shipping is principally engaged in the management and operation of marine transportation. The business of CS Industry mainly involves ship repair, ship construction, purchase of second hand ships, ship dismantling and ship leasing. The business of Xiang Da Shipping, Xiang Xiu Shipping, Xiang Xin Shipping and Xiang Wang Shipping mainly involves domestic and international container transportation. The business of China Shipping (HK) Holdings is marine transportation.

10. **Listing Rules Requirements**

CS Container Lines (Asia) is a wholly-owned subsidiary of CS Container Lines. Shanghai Shipping is a wholly owned subsidiary of the Group Company. Each of CS Container Lines, CS Container Lines (Asia), Shanghai Shipping, China Shipping (HK) Holdings and CS Industry is an associate (as defined under the Listing Rules) of the Group Company and is a connected person (as defined under the Listing Rules) of the Company. Hence, the Transactions constitute connected transactions of the Company for the purposes of the Listing Rules.

As the applicable percentage ratios in respect of the Transactions are more than 2.5%, the Transactions are not only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Listing Rules but also require the approval of the Independent Shareholders.

The Connected Transactions when aggregated with the previous sale of "Daqing 45" and "Daqing 246" by the Company constitute discloseable transactions for the purpose of the Listing Rules.

The terms and conditions of the Transactions have been negotiated on an arm's length basis and are normal commercial terms. The Board considers the Transactions to be fair and reasonable, and are in the interests of the Company and the Shareholders, taken as a whole.

Particulars will be disclosed in the Company's 2004 annual report and accounts.

11. Information for the Group

The EGM will be convened to approve, inter alia, the Transactions.

In view of the interest of Group Company and its associates in the Connected Transactions and the Continuing Connected Transactions, they will abstain from voting on the relevant resolutions at the EGM.

An independent board committee comprising of all the independent Directors of the Company (the "**Independent Board Committee**") has been appointed to advise the Independent Shareholders on whether or not the terms of the Transactions are in the interest of the Company and are fair and reasonable so far as the Independent Shareholders are concerned. Guotai Junan Capital Limited has been appointed as the independent financial adviser (the "**Independent Financial Adviser**") to the Independent Board Committee and Independent Shareholders to advise in relation to the Transactions and on whether the caps for the Continuing Connected Transactions are fair and reasonable.

Circulars containing, among other things, information relating to the Transactions, the letter from the Independent Financial Adviser containing its advice to the Independent Board Committee and the Independent Shareholders in relation to the Transactions, the recommendation of the Independent Board Committee in these regards and a notice convening the EGM will be despatched to the Shareholders as soon as practicable.

By order of the Board
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

Shanghai, the PRC 22 December 2004

Note: Unless otherwise specified, the conversion of HK$ into RMB is based on the exchange rate of HK$1.00=RMB1.06, and the conversion of US$ into HK$ is based on the exchange rate of US$1.00 = HK$7.75

As at the date of this announcement, the Board of Directors of the Company comprises of Mr. Li Shaode, Mr. Sun Zhitang, Mr. Wang Daxiong, Mr. Yao Zuozhi and Mr. Wang Kunhe as executive Directors, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive Directors.

Please also refer to the published version of this announcement in The Standard.





CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1138)

CONTINUING CONNECTED TRANSACTIONS
CONNECTED AND DISCLOSEABLE TRANSACTIONS

The board (the "**Board**") of directors (the "**Directors**") of China Shipping Development Company Limited (the "**Company**") hereby announces that the Company and certain of its subsidiaries have entered into a series of transactions with certain associates (as defined under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**") of China Shipping (Group) Company (中國海運(集團)總公司) ("**Group Company**"). Group Company holds approximately 50.51 percent of the issued share capital of the Company. Particulars of these transactions are set forth below:

(1) The Company and China Shipping Container Lines Company Limited (中海集裝箱運輸有限公司) ("**CS Container Lines**") entered into separate conditional bareboat charterparties (the "**First Bareboat Charterparties**") on 22 December 2004 whereby the Company has agreed to lease to CS Container Lines four container vessels named "Xiangli", "Xiangmao", "Xiangyue" and "Xiangzhuang" (together, the "**Container Vessels**") for a term of three years commencing from 1 January 2005. The aggregate annual charter payment for each of the three years commencing from 1 January 2005 will be US$4,088,000 (approximately HK$31,682,000). CS Container Lines is a non-wholly owned subsidiary of Group Company, with approximately 59.87 percent of its issued share capital held by Group Company.

(2) Xiang Xiu Shipping S.A. (向秀航運有限公司) ("**Xiang Xiu Shipping**") and China Shipping Container Lines (Asia) Co. Ltd. (中海集裝箱運輸(亞洲)有限公司) ("**CS Container Lines (Asia)**") entered into a conditional bareboat charterparty (the "**Second Bareboat Charterparty**") on 22 December 2004 whereby Xiang Xiu Shipping has agreed to lease to CS Container Lines (Asia) a container vessel named "Xiangzhu" for a term of three years commencing from 1 January 2005. The aggregate annual charter payment for each of the three years commencing from 1 January 2005 will be US$1,095,000 (approximately HK$8,486,250). CS Container Lines (Asia) is a wholly-owned subsidiary of CS Container Lines.

(3) Each of Xiang Da Shipping S.A. (向達航運有限公司) ("**Xiang Da Shipping**"), Xiang Xiu Shipping, Xiang Xin Shipping S.A.(向興航運有限公司) ("**Xiang Xin Shipping**") and Xiang Wang Shipping S.A (向旺航運有限公司) ("**Xiang Wang Shipping**"), all indirect wholly owned subsidiaries of the Company, and CS Container Lines (Asia) entered into separate conditional bareboat charterparties (the "**Third Bareboat Charterparties**") on 22 December 2004 whereby each of Xiang Da Shipping, Xiang Xiu Shipping, Xiang Xin Shipping and Xiang Wang Shipping has agreed to lease to CS Container Lines (Asia) container vessels named "Xiangda", "Xiangxiu", "Xiangxin and "Xiangwang" respectively, (together, the "**Other Container Vessels**") for a term of three years commencing from 1 January 2005. The aggregate annual charter payment for each of the three years commencing from 1 January 2005 would be US$2,825,100 (approximately HK$21,894,525).

(4) The Company and Shanghai Shipping Industrial Company Limited (上海海運實業有限公司) ("**Shanghai Shipping**") entered into a conditional bareboat charterparty (the "**Fourth Bareboat Charterparty**") on 22 December 2004 whereby Shanghai Shipping has agreed to lease to the Company an oil tanker named "Daqing 88" for a term of three years commencing from 1 January 2005. The aggregate annual charter payment for each of the three years commencing from 1 January 2005 will be US$3,467,500 (approximately HK$26,873,125). Shanghai Shipping is a wholly-owned subsidiary of Group Company.

(5) The Company and China Shipping (Hong Kong) Holdings Company Limited (中國海運(香港)控股有限公司) ("**China Shipping (HK) Holdings**") entered into a conditional bareboat charterparty (the "**Fifth Bareboat Charterparty**") on 22 December 2004 whereby China Shipping (HK) Holdings has agreed to lease to the Company an oil tanker named "Song Lin Wan" for a term of three years commencing from 1 January 2005. The aggregate annual charter payment for each of the three years commencing from 1 January 2005 will be US$6,935,000 (approximately HK$53,746,250). China Shipping (HK) Holdings is a wholly-owned subsidiary of Group Company.

(6) The Company and China Shipping Industry Company Limited (中海工業有限公司) ("**CS Industry**") entered into a conditional sale and purchase agreement (the "**First Sale and Purchase Agreement**") on 22 December 2004 whereby the Company has agreed to sell an oil tanker named "Daqing 242" to CS Industry for a consideration of RMB24,840,000 (approximately HK$23,433,962) (the "**Transaction**"). Such consideration has been determined with reference to the market value of the oil tanker "Daqing 242", as at 31 August 2004, of approximately RMB24,610,000 (approximately RMB23,216,981.13), as set out in a valuation report prepared by an independent professional valuer (the "**Valuation Amount**").

(7) The Company and CS Industry entered into a conditional sale and purchase agreement (the "**Second Sale and Purchase Agreement**") on 22 December 2004 whereby the Company has agreed to sell an oil tanker named "Ninghe" (which weighs 23,926 light tonnes to CS Industry), proposes thereafter to dismantle it and sell it as scrap metal. The consideration for the sale of the oil tanker "Ninghe" is RMB58,045,433 (approximately HK$54,759,842.45). Such consideration has been determined with reference to the market price of scrap metal at the rate of US$293 per light tonne as in December 2004.

Group Company holds approximately 50.51% of the issued share capital of the Company and is the controlling shareholder of the Company. Each of CS Container Lines, CS Container Lines (Asia), Shanghai Shipping, China Shipping (HK) Holdings and CS Industry is an associate (as defined under the Listing Rules) of Group Company and is a connected person (as defined under the Listing Rules) of the Company. Hence, the transactions contemplated under the First Bareboat Charterparties, the Second Bareboat Charterparty, the Third Bareboat Charterparties, the Fourth Bareboat Charterparty, Fifth Bareboat Charterparty constitute continuing connected transactions of the Company for the purposes of the Listing Rules (the "**Continuing Connected Transactions**") and the transactions contemplated under the First Sale and Purchase Agreement and the Second Sale and Purchase Agreement constitute connected transactions of the Company for the purposes of the Listing Rules (the "**Connected Transactions**") (collectively, the "**Transactions**"). The Connected Transactions when aggregated with the previous sale of "Daqing 45" and "Daqing 246" by the Company constitute a discloseable transaction of the Company for the purposes of the Listing Rules since the percentage ratio exceeds 5% but less than 25%.

As the applicable percentage ratios (other than the profits ratio) in respect of the Transactions are more than 2.5%, the Transactions are not only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Listing Rules but also subject to the approval of the shareholders of the Company (the "**Shareholders**") other than Group Company and its associates (as defined under the Listing Rules) (the "**Independent Shareholders**").

The terms and conditions of each of the Transactions have been negotiated on an arm's length basis and are normal commercial terms. The Board considers the Transactions to be fair and reasonable, and are in the interests of the Company and the Shareholders, taken as a whole.

A circular containing, inter alia, the information in respect of the Transactions, the letter of advice from the independent financial adviser, Guotai Junan Capital Limited, the recommendation of the independent board committee of the Company on the Transactions and the caps for the Continuing Connected Transactions together with a notice of the extraordinary general meeting of the Company (the "EGM") will be despatched to the Shareholders as soon as practicable.

Particulars of the Transactions are set forth below, and will also be disclosed in the Company's 2004 annual report and accounts.

1. First Bareboat Charterparties dated 22 December 2004

1.1 *Parties*

Lessor: The Company
Lessee: CS Container Lines

1.2 *Container Vessels*

"Xiangli", "Xiangmao", "Xiangyue" and "Xiangzhuang" were constructed by an independent shipyard in Tianjin, the People's Republic of China (the "**PRC**"). "Xiangli" was commissioned into service in 1992 and has a gross tonnage of approximately 18,391 tonnes. "Xiangmao" and "Xiangyue" were commissioned into service in 1995 and each has a gross tonnage of approximately 18,112 tonnes. "Xiangzhuang" was commissioned into service in 1993 and has a gross tonnage of approximately 18,391 tonnes. "Xiangli, "Xiangmao", "Xiangyue" and "Xiangzhuang" are currently leased to CS Container Lines for domestic coastal container vessel transportation.

1.3 *Leasing of the Container Vessels*

Pursuant to the First Bareboat Charterparties, the Company and CS Container Lines have agreed to the leasing of the Container Vessels to CS Container Lines, on the terms and conditions set out therein.

1.4 *Charter payment and payment terms*

Pursuant to the First Bareboat Charterparties, CS Container Lines will pay the Company an annual aggregate charter payment of US$4,088,000 (approximately HK$31,682,000).

Other than the payment for the first and the last calendar month being made according to the actual number of chartered days in the month, the monthly charter payment during the charter period shall be paid fifteen days in advance of the first day of the next calendar month by CS Container Lines. The Company has appointed an independent maritime consulting firm (the "**Bareboat Charterparties Valuer**"), being a qualified professional valuer, to issue a valuation report setting out, among others, its independent valuation of the charter payments for the Container Vessels.

Since the Container Vessels are (a) dry-bulk cargo vessels which have been modified to become container vessels; and (b) slow and their condition only allows them to engage in domestic coastal transportation, the Bareboat Charterparties Valuer has expressed the opinion that it was not able to provide a valuation of the charter payments for the Container Vessels.

Having considered the above stated conditions of the Container Vessels, the Company and CS Container Lines have agreed for charter payments of the Container Vessels to be set at approximately 20% below the independent valuation amount of US$3,560.86 (approximately HK$27,597) per day, of the charter payment for a normal container vessel of similar sizes to the Container Vessels

(without taking into account the above stated conditions of the Container Vessels) in October 2004 made by the Bareboat Charterparties Valuer. The Board confirms that the charter payments received by the Group is on no less favourable terms, then those that might otherwise be available to the Group from independent third parties. The Group currently does not lease any of its container vessels to any independent third parties.

The Board considers such determination basis and consequently such charter payments to be fair and reasonable, on normal commercial terms and are in the interests of the Company and the Shareholders, taken as a whole.

1.5 *Charter period*

The First Bareboat Charterparties will be effective from 1 January 2005 and will expire on 31 December 2007 (both dates inclusive).

1.6 *Other significant terms*

During the charter period of the First Bareboat Charterparties, CS Container Lines shall:

(i) be responsible for all necessary repair of the Container Vessels;

(ii) insure each of the Container Vessels against marine, war and compensation risks; and

(iii) have the right to re-charter the Container Vessels, but CS Container Lines shall be entitled to the rights and be liable for the relevant obligations under the First Bareboat Charterparties.

During the charter period of the First Bareboat Charterparties, the Company is not allowed to transfer its ownership of the Container Vessels or assign the right to receive any of the charter payments.

Should any dispute arise between the Company and CS Container Lines in respect of the First Bareboat Charterparties, which remains unresolved after reasonable discussions, such dispute shall be referred to the China Maritime Arbitration Committee for arbitration in Shanghai, the PRC.

The First Bareboat Charterparties are subject to confirmation, ratification and approval by the Independent Shareholders at the EGM. The First Bareboat Charterparties will be terminated if the Independent Shareholders do not approve the resolution approving the entering into of the First Bareboat Charterparties at the EGM.

1.7 *Maximum Aggregate Annual Value (the "Cap")*

The annual aggregate charter payment which is estimated to be payable by CS Container Lines to the Company for each of the three financial years ended 31 December 2007 is US$4,088,000 (RMB31,682,000).

The historical charter payment paid by CS Container Lines for the Container Vessels to the Company for the three financial years ended 31 December 2004 was RMB18,980,000.

The 67% increase in the charter payments is attributable to (i) the increase in the manufacturing costs of vessels by 30-50% in the past 12 months; (ii) the increase in the interest/lending rates worldwide (such as the United States and the PRC) which would increase the financing costs of the Company; (iii) the positive market sentiments (iv) the increase in market demand for the type of container vessels concerned here; (v) the condition of the Container Vessels, and (vi) the independent valuation as mentioned above.

2. **Second Bareboat Charterparty dated 22 December 2004**

2.1 ***Parties***

Lessor:	Xiang Xiu Shipping
Lessee:	CS Container Lines (Asia)

2.2 ***Container Vessel***

"Xiangzhu" was constructed by an independent shipyard in Romania and was commissioned into service in 1994. It has a gross tonnage of approximately 7,864 tonnes. "Xiangzhu" is currently leased to CS Container Lines (Asia) for coastal container vessel transportation in the PRC.

2.3 ***Leasing of "Xiangzhu"***

Pursuant to the Second Bareboat Charterparty, Xiang Xiu Shipping and CS Container Lines (Asia) have agreed to the leasing of "Xiangzhu" to CS Container Lines (Asia), on the terms and conditions set out therein.

2.4 ***Charter payment and payment terms***

Pursuant to the Second Bareboat Charterparty, CS Container Lines (Asia) will pay the Xiang Xiu Shipping an annual aggregate charter payment of US$1,095,000 (approximately HK$8,486,250).

Other than the payment for the first and the last calendar month being made according to the actual number of chartered days in the month, the monthly charter payment during the charter period shall be paid fifteen days in advance of the first day of the next calendar month by CS Container Lines (Asia). The charter payment is determined with reference to the valuation amount of US3,317.77 per day as per a valuation report issued by the Bareboat Charterparties Valuer, comparing

"Xiangzhu" with bareboat charterparties of similar terms for similar vessels in October 2004. The Board considers such determination basis and consequently such charter payments to be fair and reasonable, on normal commercial terms and are in the interests of the Company and the Shareholders, taken as a whole.

2.5 ***Charter period***

The Second Bareboat Charterparty will be effective from 1 January 2005 and will expire on 31 December 2007 (both dates inclusive).

2.6 ***Other significant terms***

During the charter period of the Second Bareboat Charterparty, CS Container Lines (Asia) shall:

(i) be responsible for all necessary repair of "Xiangzhu";

(ii) insure "Xiangzhu" against marine, war and compensation risks; and

(iii) have the right to re-charter "Xiangzhu", but CS Container Lines (Asia) shall be entitled to the rights and be liable for the relevant obligations under the Second Bareboat Charterparty.

During the charter period of the Second Bareboat Charterparty, Xiang Xiu Shipping is not allowed to transfer its ownership of "Xiangzhu" or assign the right to receive any of the charter payments.

Should any dispute arise between the Xiang Xiu Shipping and CS Container Lines (Asia) in respect of the Second Bareboat Charterparty, which remains unresolved after reasonable discussions, such dispute shall be referred to the China Maritime Arbitration Committee for arbitration in Shanghai, the PRC.

The Second Bareboat Charterparty is subject to confirmation, ratification and approval by the Independent Shareholders at the EGM. The Second Bareboat Charterparty will be terminated if the Independent Shareholders do not approve the resolution approving the entering into of the Second Bareboat Charterparty by the Company at the EGM.

2.7 ***The Cap***

The fee which is estimated to be payable by CS Container Lines (Asia) to the Xiang Xiu Shipping for each of the three financial years ending 31 December 2007 is US$1,095,000.

The historical charter payment paid by CS Container Lines (Asia) for "Xiangzhu" to the Xiang Xiu Shipping for each of the three financial years ended 31 December 2004 were US$730,000.

The 50% increase in the charter payments is attributable to (i) the increase in the manufacturing costs of vessels by 30-50% in the past 12 months; (ii) the increase in the interest/lending rates worldwide (such as the United States and the People's Republic of China) which would increase the financing costs; (iii) the positive market sentiment; (iv) the increase in market demand for the type of container vessels concerned here; (v) the condition of "Xiangzhu"; and (vi) the independent valuation as mentioned above.

3. **Third Bareboat Charterparties dated 22 December 2004**

3.1 ***Parties***

For "Xiangda"
Lessor: Xiang Da Shipping
Lessee: CS Container Lines (Asia)
For "Xiangxiu"
Lessor: Xiang Xiu Shipping
Lessee: CS Container Lines (Asia)
For "Xiangxin"
Lessor: Xiang Xin Shipping
Lessee: CS Container Lines (Asia)
For "Xiangwang"
Lessor: Xiang Wang Shipping
Lessee: CS Container Lines (Asia)

3.2 ***Other Container Vessels***

"Xiangda" and "Xiangxiu" were constructed by an independent third party shipyard in the Republic of Korea, and were commissioned into service in 1994. Each has a gross tonnage of 4,018 tonnes.

"Xiangxin" and "Xiangwang" were constructed by an independent third party shipyard in the Republic of Korea, and were commissioned into service in 1995. Each has a gross tonnage of approximately 4,960 tonnes.

The Other Container Vessels are currently leased to CS Container Lines (Asia) for coastal container vessel transportation.

3.3 ***Leasing of the Other Container Vessels***

Pursuant to the Third Bareboat Charterparties, each of Xiang Da Shipping. Xiang Xiu Shipping, Xiang Xin Shipping and Xiang Wang Shipping has agreed to lease to CS Container Lines (Asia) "Xiangda", "Xiangxiu", "Xiangxin" and "Xiangwang", respectively.

3.4 ***Charter Payment and Payment Terms***

Pursuant to the Third Bareboat Charterparties, CS Container Lines (Asia) will pay to Xiang Da Shipping, Xiang Xiu Shipping, Xiang Xiu Shipping and Xiang Wang Shipping, an aggregate annual charter payment of US$2,825,100 (approximately HK$21,894,525) for the Other Container Vessels.

Other than the payment for the first and the last calendar month being made according to the actual number of chartered days in the month, the monthly charter payment for each of the Other Container Vessels shall be paid fifteen days in advance of the first day of the next calendar month by CS Container Lines (Asia). The charter payment is determined with reference to a valuation report issued by the Bareboat Charterparties Valuer, comparing the Other Container Vessels with bareboat charterparties of similar terms for similar vessels in October 2004. The valuation amount for each of "Xiang Xing" and "Xiang Wang" is US$2,158.04 per day and the valuation amount for each of "Xiang Xiu" and "Xiang Da" is US$1,200.57 per day. The Board considers such determination basis and consequently such charter payments to be fair and reasonable, on normal commercial terms, and are in the interests of the Company and the Shareholders, taken as a whole.

3.5 *Delivery*

The Other Container Vessels will be delivered to CS Container Lines (Asia) at where they are being berthed at the time of delivery.

3.6 *Charter period*

The Third Bareboat Charterparties will be effective from 1 January 2005 and will expire on 31 December 2007 (both dates inclusive).

3.7 *Other significant terms*

During the charter period of the Third Bareboat Charterparties, CS Container Lines (Asia) shall:

(i) be responsible for all necessary repair of the Other Container Vessels;

(ii) insure each of the Other Container Vessels against marine, war and compensation risks; and

(iii) have the right to re-charter the Other Container Vessels, but CS Container Lines (Asia) shall be entitled to the rights and be liable for the relevant obligations under the Third Bareboat Charterparties.

During the charter period of the Third Bareboat Charterparties, each of Xiang Da Shipping, Xiang Xiu Shipping, Xiang Xin Shipping and Xiang Wang Shipping is not allowed to transfer its ownership of the Other Container Vessel concerned or assign the right to receive any of the charter payments.

Should any dispute arise between each of Xiang Da Shipping, Xiang Xiu Shipping, Xiang Xin Shipping and Xiang Wang Shipping and CS Container Lines (Asia) in respect of the Third Bareboat Charterparties, which remains unresolved after reasonable discussions, such dispute shall be referred to the China Maritime Arbitration Committee for arbitration in Shanghai, the PRC.

The Third Bareboat Charterparties are subject to confirmation, ratification and approval by the Independent Shareholders at the EGM. The Third Bareboat Charterparties will be terminated if the Independent Shareholders do not approve the resolution approving the entering into of the Third Bareboat Charterparties at the EGM.

3.8 *The Cap*

The aggregate fee which is estimated to be payable by CS Container Lines (Asia) to Xiang Da Shipping, Xiang Xiu Shipping, Xiang Xin Shipping and Xiang Wang Shipping collectively for each of the three financial years ending 31 December 2007 is US$2,825,100.

The historical aggregate charter payment paid by CS Container Lines (Asia) for the Other Container Vessels to Xiang Da Shipping, Xiang Xiu Shipping, Xiang Xin Shipping and Xiang Wang Shipping collectively for each of the three financial years ended 31 December 2004 was US$2,336,000.

The 20.9% increase in the charter payments is attributable to (i) the increase in the manufacturing costs of vessels by 30-50% in the past 12 months; (ii) the increase in the interest/lending rates worldwide (such as the United States and the People's Republic of China) which would increase the financing costs; (iii) the positive market sentiment; and (iv) the independent valuation as mentioned above.

4. Fourth Bareboat Charterparty dated 22 December 2004

4.1 *Parties*

Lessor:	Shanghai Shipping
Lessee:	The Company

4.2 *"Daqing 88"*

"Daqing 88" was constructed by an independent third party shipyard in Japan, and was acquired by Shanghai Shipping upon completion of its construction. It was commissioned into service in 1986. It has a gross tonnage of approximately 90,261 tonnes. "Daqing 88" is used for international and domestic oil transportation.

4.3 *Leasing of "Daqing 88"*

Pursuant to the Fourth Bareboat Charterparty, Shanghai Shipping and the Company have agreed to the leasing of "Daqing 88", to the Company.

4.4 *Charter payment and payment terms*

Under the Fourth Bareboat Charterparty, the Company will pay to Shanghai Shipping an aggregate annual charter payment of US$3,467,500 (approximately HK$26,873,125) which is expected to be funded by internal resources.

The monthly charter payment for "Daqing 88" will be payable by the Company in advance on the first working day of each calender month. The charter payment is determined with reference to the valuation amount of US$9,500 per day as per a valuation report issued by the Bareboat Chaterparties Valuer, comparing with bareboat charterparties of similar terms for similar oil tankers in October 2004. The Board considers determination basis and consequently such charter payment to be fair and reasonable, on normal commercial terms and are in the interest of the Company and the Shareholders, taken as a whole.

4.5 *Delivery*

"Daqing 88" will be delivered to the Company at a safe port in the area en route from Japan to Singapore, pursuant to the Fourth Bareboat Charterparty.

At the time of delivery, Shanghai Shipping shall ensure that "Daqing 88" shall in every way be fit to carry petroleum products, be in good order and condition, and in every way fit for the service concerned. Shanghai Shipping shall further ensure that the "Daqing 88" shall comply with the regulations in force so as to enable it to pass through the Suez and Panama Canals by day and night without delay.

4.6 *Charter period*

The Fourth Bareboat Charterparty will be effective 1 January 2005 and will expire on 31 December 2007 (both dates inclusive).

4.7 *Other Significant Terms*

During the charter period of the Fourth Bareboat Charterparty, Shanghai Shipping shall:

(i) be responsible for all necessary repair of "Daqing 88";

(ii) insure "Daqing 88" against marine, war and compensation risks; and

(iii) have the right to recharter "Daqing 88", but the Company shall be entitled to the rights and be liable to the obligations under the Fourth Bareboat Charterparty.

During the charter period of the Fourth Bareboat Charterparty, Shanghai Shipping is not allowed to transfer its ownership of the "Daqing 88" concerned or assign the right to receive any of the charter payment.

Should any dispute arise between Shanghai Shipping and the Company in respect of the Fourth Bareboat Charterparty, which remains unresolved after reasonable discussions, such dispute shall be referred to the China Maritime Arbitration Committee for arbitration in Shanghai, the PRC.

The Fourth Bareboat Charterparty is subject to the confirmation, ractification and approval by the Independent Shareholders at the EGM. The Fourth Bareboat Charterparty will be terminated if the Independent Shareholders do not approve the resolution approving the Fourth Bareboat Charterparty in the EGM.

4.8 *The Cap*

The aggregate fee which is estimated to be payable by the Company to Shanghai Shipping for each of the three financial years ended 31 December 2007 is US$3,467,500.

The historical charter payment for "Daqing 88" paid by the Company to Shanghai Shipping for each of the 3 financial years ended 31 December 2004 was US$4,307,000. Daqing 88 has been leased from Shanghai Shipping to the Company since 1998.

Despite the positive market sentiment, there has been a downward adjustment to the charter payments. This is attributable to the fact that "Daqing 88" has operated for 18 years. Due to the wear and tear of "Daqing 88", the operational maintenance costs, which shall be borne by the Company, are expected to be substantial.

5. **Fifth Bareboat Charterparty dated 22 December 2004**

5.1 *Parties*

Lessor:	China Shipping (HK) Holdings
Lessee:	The Company

5.2 *"Song Lin Wan"*

"Song Lin Wan" was constructed by an independent third party shipyard in Japan, and was acquired by China Shipping (HK) Holdings upon completion of its construction on 27 November 2002, with a gross tonnage of approximately 110,000 tonnes. "Song Lin Wan" is used for international oil transportation.

5.3 *Leasing of "Song Lin Wan"*

Pursuant to the Fifth Bareboat Charterparty, China Shipping (HK) Holdings and the Company have agreed to the leasing of "Song Lin Wan" to the Company.

5.4 *Charter payment and payment terms*

Under the Fifth Bareboat Charterparty, the Company will pay to China Shipping (HK) Holdings an annual aggregate charter payment of US$6,935,000 (approximately HK$53,746,250) which is expected to be funded by internal resources.

The monthly charter payment for "Song Lin Wan" shall be payable by the Company in advance on the first working day of each calender month. The charter payment is determined with reference to the valuation amount of US$18,951.08 per day as

per an independent valuation report issued by the Bareboat Chaterparties Valuer, comparing "Song Lin Wan" with bareboat charterparties of similar terms for similar oil tankers in October 2004. The Board considers such determination basis and consequently such charter payment to be fair and reasonable, on normal commercial terms and are in the interest of the Company and the Shareholders, taken as a whole.

5.5 *Delivery*

"Song Lin Wan" will be delivered to the Company at a safe port in the area enroute from Japan to Singapore, pursuant to the Fifth Bareboat Charterparty.

China Shipping (HK) Holdings shall ensure that "Song Lin Wan" shall in every way be fit to carry petroleum products and be in good order and condition at the time of delivery. China Shipping (HK) Holdings shall further ensure that "Song Lin Wan" shall comply with the relevant regulations in force so as to enable it to pass through the Suez and Panama Canals by day and night without delay.

5.6 *Charter period*

The Fifth Bareboat Charterparty will be effective from 1 January 2004 and will expire on 31 December 2007 (both dates inclusive)

5.7 *Other significant terms*

During the charter period of the Fifth Bareboat Charterparty, China Shipping (HK) Holdings shall:

(i) be responsible for all necessary repair of "Song Lin Wan";

(ii) insure "Song Lin Wan" against marine, war and compensation risks; and

(iii) have the right to recharter "Song Lin Wan", but the Company shall be entitled to the rights and be liable to the obligations under the Fifth Bareboat Charterparty.

During the charter period of the Fifth Bareboat Charterparty, China Shipping (HK) Holdings is not allowed to transfer its ownership of the "Song Lin Wan" concerned or assign the right to receive any of the charter payment.

Should any dispute arise between China Shipping (HK) Holdings and the Company in respect of the Fifth Bareboat Charterparty, which remains unresolved after reasonable discussions, such dispute shall be referred to the China Maritime Arbitration Committee for arbitration in Shanghai, the PRC.

The Fifth Bareboat Charterparty is subject to the confirmation, ractification and approval by the Independent Shareholders in the EGM. The Fifth Bareboat Charterparty will be terminated if the Independent Shareholders do not approve the resolution approving the entering into of the Fifth Bareboat Charterparty in the EGM.

5.8 *The Cap*

The fee which is estimated to be payable by the Company to China Shipping (HK) Holdings for each of the 3 financial years ended 31 December 2007 is US$6,935,000.

The historical charter payment paid by the Company for "Song Lin Wan" to China Shipping (HK) Holdings for each of the 3 financial years ended 31 December 2004 was nil, US$4,964,000 and US$4,964,000. "Song Lin Wan" has been leased from China Shipping (HK) Holdings since it was acquired by China Shipping (HK) Holdings upon completion of its construction at the end of 2002.

The 39.7% increase in the charter payments is attributable to (i) increase in the manufacturing costs of different kinds of vessels by 30-50% in the past 12 months; (ii) the increase in the interest/lending rates worldwide (such as the United States and the People's Republic of China) which would increase the financing costs; (iii) the positive market sentiment (iv) the increase in market demand for the type of oil tanker concerned here; (v) the condition of "Song Lin Wan"; and (vi) the independent valuation report as mentioned above.

6. **The First Sale and Purchase Agreement dated 22 December 2004**

6.1 *Parties*

Vendor:	The Company
Purchaser:	CS Industry

6.2 *Oil Tanker*

The oil tanker "Daqing 242" was constructed by China Dalian Shipyard, an independent third party. It was commissioned into service in March 1976. The Oil Tanker weighs 8,228 net tonnage. The oil tanker "Daqing 242" has been owned by the Company from its commencement of service. The oil tanker "Daqing 242" is currently used as crude oil domestic transportation.

6.3 *Sale of the oil tanker "Daqing 242"*

Pursuant to the First Sale and Purchase Agreement, the Company has agreed to sell and CS Industry has agreed to purchase the oil tanker "Daqing 242". CS Industry has also undertaken to the Company that it shall not employ the oil tanker "Daqing 242" in a business which competes with the Company.

6.4 *Purchase price and payment terms*

Pursuant to the First Sale and Purchase Agreement, CS Industry will pay to the Company a sum of RMB24,840,000 (approximately HK$23,433,962) for the oil tanker "Daqing 242" as consideration for the purchase of the oil tanker "Daqing 242". The Company has appointed an independent professional valuer to issue a valuation report which sets out the Valuation Amount. The Valuation Amount is based on the market rate of a normal oil tanker of similar size to the oil tanker

"Daqing 242" The consideration for the sale of the oil tanker "Daqing 242" had been determined with reference to the Valuation Amount. The net book value of the oil tanker "Daqing 242" as at 30 November 2004 was RMB16,714,080.06 (approximately HK$15,768,000.05). The net profit expected to arise from the sale of the oil tanker "Daqing 242", being the difference between the consideration in respect of the sale and the net book value of the oil tanker "Daqing 242", is RMB8,125,919.94 (approximately HK$7,665,962.21). The Company intends to use the net proceeds arising from the sale of the oil tanker "Daqing 242" as its working capital. The net profits before taxation and extraordinary items which are attributable to the oil tanker "Daqing 242" for the 2 financial years ended 31 December 2003 were RMB16,492,920.09 and RMB18,913,994.54 respectively. The net profits after taxation and extraordinary items which are attributable to the oil tanker "Daqing 242" for the 2 financial years ended 31 December 2003 were RMB14,018,982.08 and RMB16,076,895.36, respectively.

Pursuant to the First Sale and Purchase Agreement, the consideration shall be paid by CS Industry by remittance or in cash to the Company's designated bank account within 5 banking days following the signing of the First Sale and Purchase Agreement. The whole amount (without interests) will be returned to CS Industry if the Independent Shareholders do not approve the resolution approving the entering into of the First Sale and Purchase Agreement at the EGM.

6.5 ***Other significant terms***

The Company has warranted that upon delivery of the oil tanker "Daqing 242", the oil tanker "Daqing 242" will not be subject to any priority rights, liabilities or pledges, and will not carry any illegal material.

All responsibilities, liabilities and risks relating to the delivery of the oil tanker "Daqing 242" shall be borne by the Company prior to delivery of the oil tanker "Daqing 242", and by CS Industry immediately after such delivery.

The Sale and Purchase Agreement is subject to the usual force majeure provisions. In the event of occurrence of force majeure events such as earthquake, fire, tidal wave and war and, as a result, the Sale and Purchase Agreement cannot be performed by the Company, the Company shall notify CS Industry of the termination of the Sale and Purchase Agreement immediately.

If CS Industry fails to pay the total amount of the consideration in accordance with the Sale and Purchase Agreement, the Company shall have the right to terminate the Sale and Purchase Agreement and claim for any consequential losses and interest.

CS Industry has undertaken not to engage the oil tanker "Daqing 242" in competing business with the Company.

Should any dispute arise between the Company and CS Industry in respect of the First Sale and Purchase Agreement, which remains unresolved after reasonable discussions, such dispute shall be referred to the China Maritime Arbitration Commission, for arbitration in Shanghai, the PRC.

The First Sale and Purchase Agreement is subject to the confirmation, rectification and approval by the Independent Shareholders in the EGM (which is expected to be held on 21 February 2005). The First Sale and Purchase Agreement will be effective from 1 January 2005 but will be subject to ratification from the Independent Shareholders in the EGM. The First Sale and Purchase Agreement will be terminated if the Independent Shareholders do not approve the resolution approving the First Sale and Purchase Agreement in the EGM.

7. **The Second Sale and Purchase Agreement dated 22 December 2004**

7.1 ***Parties***

Vendor:	The Company
Purchaser:	CS Industry

7.2 ***Oil tanker "Ninghe"***

The oil tanker "Ninghe" was constructed by China Dalian Shipyard, an independent third party shipyard in the PRC, and was commissioned into service in January 1974. The oil tanker "Ninghe" weighs 23,926 light tonne. The oil tanker "Ninghe" is currently used for international crude oil transportation. Under the PRC laws, it can only be used for such purposes until 31 December 2004.

7.3 ***Sale of the oil tanker "Ninghe"***

Pursuant to the Second Sale and Purchase Agreement, the Company has agreed to sell and CS Industry has agreed to purchase the oil tanker "Ning He", and thereafter to dismantle it and sell it as scrap metal.

7.4 ***Purchase price and payment terms***

Pursuant to the Sale and Purchase Agreement, CS Industry will pay to the Company in cash a sum of RMB58,045,433 (HK$54,759,842) as consideration for the sale of the oil tanker "Ninghe". The purchase price was determined based on the current market price of scrap metal at the rate of US$293 per light tonne. No valuation has been performed. As the oil tanker "Ning He" will cease in operation from the beginning of January 2005 onwards. As a result, the Board decided to dismantle it and sell it as scrap metal.

The net book value of the oil tanker "Ninghe" as at 30 November 2004 was RMB929,600 (approximately HK$879,981). The net profit expected to arise from the sale of the oil tanker "Ninghe", being the difference between the consideration for such sale and the net book value of the oil tanker "Ninghe", is RMB57,115,800 (approximately HK$53,882,830). The Company intends to use the net proceeds arising from the sale of the oil tanker "Ninghe" as its working capital. The net

profits before taxation and extraordinary items attributable to the oil tanker "Ninghe" for the 2 financial years ended 31 December 2003 are RMB59,713,764.98 and RMB29,465,541.85, and the net profits after taxation and extraordinary items attributable to the oil tanker "Ninghe" for the 2 financial years ended 31 December 2003 are RMB50,756,700.23 and RMB25,045,710.57.

7.5 *Other significant terms*

The Company has warranted that upon delivery of the oil tanker "Ninghe", the oil tanker "Ninghe" will not be subject to any liabilities or pledges, and will not carry any illegal material.

All responsibilities, liabilities and risks relating to the delivery of the oil tanker "Ninghe" shall be borne by the Company prior to delivery of the oil tanker, and by CS Industry after such delivery.

The Second Sale and Purchase Agreement is subject to the usual force majeure provisions. In the event of occurrence of force majeure events such as earthquake, fire, tidal wave and war and, as a result, the Sale and Purchase Agreement cannot be performed by the Company, the Company shall return the payment received from CS Industry in accordance with the Second Sale and Purchase Agreement, the Company shall have the right to terminate the Second Sale and Purchase Agreement and claim for any consequential losses and interest.

Should any dispute arise between the Company and in respect of the Second Sale and Purchase Agreement, which remains unresolved after reasonable discussions, such dispute shall be referred to the China Maritime Arbitration Commission, which was established in accordance with a decision made by the State Council of the People's Republic of China, for arbitration in Shanghai, the PRC.

The Second Sale and Purchase Agreement is subject to the confirmation, ratification and approval by the Independent Shareholders in the EGM. The Second Sale and Purchase Agreement will be effective from 1 January 2005 but will be subject to ratification from the Independent Shareholders in the EGM. The Second Sale and Purchase Agreement will be terminated if the Independent Shareholders do not approve the resolution approving the entering into of the Second Sale and Purchase Agreement in the EGM.

8. **Reasons for and benefits of entering into the Transactions**

For the First Bareboat Charterparties, Second Bareboat Charterparty, Third Bareboat Charterparties:

Oil and cargo transportation are major businesses of the Company and its subsidiaries (together, the "**Group**"). Therefore, the Group has taken a series of effective measures in order to achieve maximum usage of its shipping capacity (including leasing some of its spare shipping capacity). The First Bareboat Charterparties, Second Bareboat Charterparty and Third Bareboat Charterparties enable the Group to achieve the above

aim. The Directors believe that since the Group Company and the Group had maintained an amicable and continual business relationship, the continuation of the transactions as contemplated under the First Bareboat Charterparties, Second Bareboat Charterparty and Third Bareboat Charterparties would continue to bring a steady steam of income to the Group.

Since the Group Company had undertaken to the Company not to engage in competing business with the Group, the leasing of some of its spare shipping capacity to the Group Company would not have any material impact on the business operations of the Group.

For the Fourth Bareboat Charterparty and Fifth Bareboat Charterparty:

The Group also aims to maintain the steady increase in its operating results in relation to oil and cargo transportation for international routes. The leasing of "Song Lin Wan" and "Daqing 88", both of which are relatively large oil tankers, would enable the Group to enhance its international shipping capacity.

For the First Sale and Purchase Agreement

In accordance with a notice issued by the Ministry of Communication of the PRC on 9 April 2001, the oil tanker "Daqing 242" has reached the age for mandatory special routine inspection (特別定期檢驗的船齡). A more extensive programme of maintenance, repair and inspection is expected for the oil tanker "Da Qing 242". The Board estimates that the maintenance and repair costs for the oil tanker "Da Qing 242" would thus be increased significantly. The oil tanker "Da Qing 242" is now mainly used for crude oil shipping along the domestic coast of the PRC. Due to the drastic decrease of shipping volume of crude oil from the Daqing Oilfield and Shengli Oilfield in northern China. , the net profits attributable to the oil tanker "Da Qing 242" dropped by more than 70% for the nine months period ended 30 September 2004, as compared with the same period in 2003.

The Board has decided to sell the oil tanker "Da Qing 242" as it expects that the profits to be generated from the oil tanker "Da Qing 242" would not cover the operational costs of oil tanker "Da Qing 242" in 2005. The Board believes that the disposal of the oil tanker "Da Qing 242" will not have any material impact on the Company's operation and will provide the Company with more working capital. The Board does not have intention on any specific use for such working capital.

For the Second Sale and Purchase Agreement

The oil tanker "Ning He" came into operation in 1973 and has met the deadline for mandatory scrappage of oil tankers, as stipulated by the Ministry of Communication of the PRC (中國人民共和國交通部). In accordance with the notice issued by the Ministry of Communication of the PRC on 9 April 2001, the mandatory scrappage age of the oil tanker "Ning He" is 31 years. The oil tanker "Ning He" is well worn through its 31·years of service and its cabin and communication facilities are outdated. The oil tanker "Ning He" will be ceased in operation from the beginning of January 2005 onwards. As a result, the Board decided to dismantle it and sell it as scrap metal. CS Industry is a

special service entity which specializes in ship dismantling business. The Board believes that the disposal of the oil tanker "Ning He" will provide the Company with more working capital. The Board does not have intention on any specific use of the working capital.

9. General

The business of the Company mainly involves coastal, ocean and Yangtze River cargo transportation, container transportation, oil transportation, international passenger transportation, chartering, cargo agency and cargo transportation agency. The businesses of CS Container Lines and CS Container Lines (Asia) are principally engaged in the operation and management of international and domestic container marine transportation. Shanghai Shipping is principally engaged in the management and operation of marine transportation. The business of CS Industry mainly involves ship repair, ship construction, purchase of second hand ships, ship dismantling and ship leasing. The business of Xiang Da Shipping, Xiang Xiu Shipping, Xiang Xin Shipping and Xiang Wang Shipping mainly involves domestic and international container transportation. The business of China Shipping (HK) Holdings is marine transportation.

10. Listing Rules Requirements

CS Container Lines (Asia) is a wholly-owned subsidiary of CS Container Lines. Shanghai Shipping is a wholly owned subsidiary of the Group Company. Each of CS Container Lines, CS Container Lines (Asia), Shanghai Shipping, China Shipping (HK) Holdings and CS Industry is an associate (as defined under the Listing Rules) of the Group Company and is a connected person (as defined under the Listing Rules) of the Company. Hence, the Transactions constitute connected transactions of the Company for the purposes of the Listing Rules.

As the applicable percentage ratios in respect of the Transactions are more than 2.5%, the Transactions are not only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Listing Rules but also require the approval of the Independent Shareholders.

The Connected Transactions when aggregated with the previous sale of "Daqing 45" and "Daqing 246" by the Company constitute discloseable transactions for the purpose of the Listing Rules.

The terms and conditions of the Transactions have been negotiated on an arm's length basis and are normal commercial terms. The Board considers the Transactions to be fair and reasonable, and are in the interests of the Company and the Shareholders, taken as a whole.

Particulars will be disclosed in the Company's 2004 annual report and accounts.

11. **Information for the Group**

The EGM will be convened to approve, inter alia, the Transactions.

In view of the interest of Group Company and its associates in the Connected Transactions and the Continuing Connected Transactions, they will abstain from voting on the relevant resolutions at the EGM.

An independent board committee comprising of all the independent Directors of the Company (the "**Independent Board Committee**") has been appointed to advise the Independent Shareholders on whether or not the terms of the Transactions are in the interest of the Company and are fair and reasonable so far as the Independent Shareholders are concerned. Guotai Junan Capital Limited has been appointed as the independent financial adviser (the "**Independent Financial Adviser**") to the Independent Board Committee and Independent Shareholders to advise in relation to the Transactions and on whether the caps for the Continuing Connected Transactions are fair and reasonable.

Circulars containing, among other things, information relating to the Transactions, the letter from the Independent Financial Adviser containing its advice to the Independent Board Committee and the Independent Shareholders in relation to the Transactions, the recommendation of the Independent Board Committee in these regards and a notice convening the EGM will be despatched to the Shareholders as soon as practicable.

By order of the Board
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

Shanghai, the PRC 22 December 2004

Note: Unless otherwise specified, the conversion of HK$ into RMB is based on the exchange rate of HK$1.00=RMB1.06, and the conversion of US$ into HK$ is based on the exchange rate of US$1.00 = HK$7.75

As at the date of this announcement, the Board of Directors of the Company comprises of Mr. Li Shaode, Mr. Sun Zhitang, Mr. Wang Daxiong, Mr. Yao Zuozhi and Mr. Wang Kunhe as executive Directors, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive Directors.

Please also refer to the published version of this announcement in The Standard.



CHINA SHIPPING DEVELOPMENT COMPANY LIMITED
中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1138)

Resolutions Passed at the Eleventh Meeting of the 2004 Board of Directors

The board of directors of the Company (the "**Board**") is pleased to announce that the eleventh meeting of the Board of 2004 was duly convened on 21 December 2004, during which the resolutions set out below were duly passed.

The Board of China Shipping Development Company Limited (the "**Company**") is pleased to announce that the eleventh meeting (the "**Meeting**") of the 2004 Board was held on 21 December 2004, at 2:00 p.m. at Room 17b, Haixin Building, 20 Hongcaonan Road, Shanghai, the People's Republic of China ("**PRC**").

A quorum of directors of the Company was present at the Meeting. Members of the supervisory committee and senior management were also present at the Meeting. The Meeting was chaired by Mr. Li Shaode, chairman of the Company. The Meeting was duly convened in accordance with the relevant provisions of the PRC Company Law and the articles of association of the Company. Resolutions relating to approval of the following matters which were considered and duly passed at the Meeting, include, inter alia:

a. A resolution regarding the proposed construction of a 298,000 tonnes carrier for the transportation of crude oil (the "**Vessel**") was duly passed at the Meeting. The proposed construction of such carrier is in accordance with the overall strategy of the Company to expand its oil transportation fleet. The Company proposes to enter into an agreement with Dalian Shipbuilding Heavy Industry Company Limited (大連造船重工責任有限公司), an independent third party, in respect of the construction of the Vessel. The Vessel is expected to come into operation in November 2007. The total investment in respect of the Vessel by the Company is expected to be US$100,000,000 (approximately HK$775,000,000). Such investment amount is expected to be sourced partly from the Company's own funds and partly from bank borrowings.

b. A resolution regarding the proposed construction of four 52,000 tonnes carriers for the transportation of crude oil (the "**Other Vessels**") was duly passed at the Meeting. The proposed construction is in accordance with the overall strategy of the Company to expand its oil transportation fleet. The Company proposes to enter into an agreement with Guangzhou Shipyard International Company Limited (廣州廣船國際股份有限公司), an independent third party, in respect of the construction of the Other Vessels. The Other

Vessels are expected to come into operation in 2007 and 2008, respectively. The total investment in respect of the Other Vessels by the Company is expected to be US$144,000,000 (approximately HK$1,116,000,000). Such investment amount is expected to be sourced partly from the Company's own funds and partly from bank borrowings.

c. A resolution regarding the provision of guarantee by the Company in proportion to the Company's equity interest in Zhuhai New Century Shipping Company Limited ("(珠海新世紀航運有限公司)") ("**New Century**") in respect of a loan of RMB84,000,000 granted to New Century. New Century is a jointly controlled entity, established by the Company and Shenhua (Group) Corporation Limited (神華集團有限責任公司) ("**Shenhua Group**"), an independent third party. The Company owns 50% of the registered capital of New Century. In accordance with the resolution passed at the twelfth meeting of the 2003 Board, the Company provided a guarantee in favor of a financial company wholly owned by Shenhua Group in respect of 50% of the above loan, being RMB42,000,000, which will expire on 31 December 2004. The Company proposes to provide a guarantee for the above 50% loan amount to New Century for another one term of a year from 1 January 2005 to 31 December 2005.

d. A resolution regarding the proposed disposal of the oil tanker named "Daqing 242";

e. A resolution regarding the proposed disposal of the oil tanker named "Ning He";

f. A resolution regarding the proposed renewal of the bareboat charterparties relating to the four container vessels named "Xiangli", "Xiangzhuang", "Xiangyue" and "Xiangmao" between the Company (as the lessor) and China Shipping Container Lines Company Limited. (中海集裝箱運輸股份有限公司) (as the lessee);

g. The resolution regarding the proposed renewal of the bareboat charterparty relating to the oil tanker Named "Daqing 88" between the Company (as the lessee) and Shanghai Shipping Industrial Company Limited (上海海運實業有限公司)(as the lessor); and

h. The resolution regarding the proposed renewal of the bareboat charterparty relating to the oil tanker Named "Song Lin Wan" between the Company (as the lessee) and China Shipping (Hong Kong) Holdings Company Limited (中國海運(香港)控股有限公司)(as the lessor).

Details regarding the matter referred to in Resolution d to h above are set out in a separate announcement of the Company issued on the same date of this announcement.

This announcement is made in compliance with the requirement under Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**"). The Company's A shares are listed on the Shanghai Stock Exchange, and it has been requested by the Shanghai Stock Exchange to make an announcement similar to this announcement.

By order of the Board
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

22 December 2004
Shanghai, the PRC

Note: Unless otherwise specified, conversion of US$ into HK$ is based on the exchange rate of US$1.00=HK$7.75, and conversion of RMB into HK$ is based on the exchange rate of HK$1.00=RMB1.06.

* As at the date of this announcement, the Board comprises Mr. Li Shaode, Mr. Sun Zhitang, Mr. Wang Daxiong, Mr. Yao Zuozhi and Mr. Wang Kunhe as executive directors, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.

Please also refer to the published version of this announcement in The Standard.



CHINA SHIPPING DEVELOPMENT COMPANY LIMITED
中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1138)

Resolutions Passed at the Eleventh Meeting of the 2004 Board of Directors

The board of directors of the Company (the "**Board**") is pleased to announce that the eleventh meeting of the Board of 2004 was duly convened on 21 December 2004, during which the resolutions set out below were duly passed.

The Board of China Shipping Development Company Limited (the "**Company**") is pleased to announce that the eleventh meeting (the "**Meeting**") of the 2004 Board was held on 21 December 2004, at 2:00 p.m. at Room 17b, Haixin Building, 20 Hongcaonan Road, Shanghai, the People's Republic of China ("**PRC**").

A quorum of directors of the Company was present at the Meeting. Members of the supervisory committee and senior management were also present at the Meeting. The Meeting was chaired by Mr. Li Shaode, chairman of the Company. The Meeting was duly convened in accordance with the relevant provisions of the PRC Company Law and the articles of association of the Company. Resolutions relating to approval of the following matters which were considered and duly passed at the Meeting, include, inter alia:

a. A resolution regarding the proposed construction of a 298,000 tonnes carrier for the transportation of crude oil (the "**Vessel**") was duly passed at the Meeting. The proposed construction of such carrier is in accordance with the overall strategy of the Company to expand its oil transportation fleet. The Company proposes to enter into an agreement with Dalian Shipbuilding Heavy Industry Company Limited (大連造船重工責任有限公司), an independent third party, in respect of the construction of the Vessel. The Vessel is expected to come into operation in November 2007. The total investment in respect of the Vessel by the Company is expected to be US$100,000,000 (approximately HK$775,000,000). Such investment amount is expected to be sourced partly from the Company's own funds and partly from bank borrowings.

b. A resolution regarding the proposed construction of four 52,000 tonnes carriers for the transportation of crude oil (the "**Other Vessels**") was duly passed at the Meeting. The proposed construction is in accordance with the overall strategy of the Company to expand its oil transportation fleet. The Company proposes to enter into an agreement with Guangzhou Shipyard International Company Limited (廣州廣船國際股份有限公司), an independent third party, in respect of the construction of the Other Vessels. The Other

Vessels are expected to come into operation in 2007 and 2008, respectively. The total investment in respect of the Other Vessels by the Company is expected to be US$144,000,000 (approximately HK$1,116,000,000). Such investment amount is expected to be sourced partly from the Company's own funds and partly from bank borrowings.

c. A resolution regarding the provision of guarantee by the Company in proportion to the Company's equity interest in Zhuhai New Century Shipping Company Limited ("(珠海新世紀航運有限公司)") ("**New Century**") in respect of a loan of RMB84,000,000 granted to New Century. New Century is a jointly controlled entity, established by the Company and Shenhua (Group) Corporation Limited (神華集團有限責任公司) ("**Shenhua Group**"), an independent third party. The Company owns 50% of the registered capital of New Century. In accordance with the resolution passed at the twelfth meeting of the 2003 Board, the Company provided a guarantee in favor of a financial company wholly owned by Shenhua Group in respect of 50% of the above loan, being RMB42,000,000, which will expire on 31 December 2004. The Company proposes to provide a guarantee for the above 50% loan amount to New Century for another one term of a year from 1 January 2005 to 31 December 2005.

d. A resolution regarding the proposed disposal of the oil tanker named "Daqing 242";

e. A resolution regarding the proposed disposal of the oil tanker named "Ning He";

f. A resolution regarding the proposed renewal of the bareboat charterparties relating to the four container vessels named "Xiangli", "Xiangzhuang", "Xiangyue" and "Xiangmao" between the Company (as the lessor) and China Shipping Container Lines Company Limited. (中海集裝箱運輸股份有限公司) (as the lessee);

g. The resolution regarding the proposed renewal of the bareboat charterparty relating to the oil tanker Named "Daqing 88" between the Company (as the lessee) and Shanghai Shipping Industrial Company Limited (上海海運實業有限公司)(as the lessor); and

h. The resolution regarding the proposed renewal of the bareboat charterparty relating to the oil tanker Named "Song Lin Wan" between the Company (as the lessee) and China Shipping (Hong Kong) Holdings Company Limited (中國海運(香港)控股有限公司)(as the lessor).

Details regarding the matter referred to in Resolution d to h above are set out in a separate announcement of the Company issued on the same date of this announcement.

This announcement is made in compliance with the requirement under Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**"). The Company's A shares are listed on the Shanghai Stock Exchange, and it has been requested by the Shanghai Stock Exchange to make an announcement similar to this announcement.

By order of the Board
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

22 December 2004
Shanghai, the PRC

Note: Unless otherwise specified, conversion of US$ into HK$ is based on the exchange rate of US$1.00=HK$7.75, and conversion of RMB into HK$ is based on the exchange rate of HK$1.00=RMB1.06.

* As at the date of this announcement, the Board comprises Mr. Li Shaode, Mr. Sun Zhitang, Mr. Wang Daxiong, Mr. Yao Zuozhi and Mr. Wang Kunhe as executive directors, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.

Please also refer to the published version of this announcement in The Standard.



CHINA SHIPPING DEVELOPMENT COMPANY LIMITED
中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1138)

Resolutions Passed at the Eleventh Meeting of the 2004 Board of Directors

The board of directors of the Company (the "**Board**") is pleased to announce that the eleventh meeting of the Board of 2004 was duly convened on 21 December 2004, during which the resolutions set out below were duly passed.

The Board of China Shipping Development Company Limited (the "**Company**") is pleased to announce that the eleventh meeting (the "**Meeting**") of the 2004 Board was held on 21 December 2004, at 2:00 p.m. at Room 17b, Haixin Building, 20 Hongcaonan Road, Shanghai, the People's Republic of China ("**PRC**").

A quorum of directors of the Company was present at the Meeting. Members of the supervisory committee and senior management were also present at the Meeting. The Meeting was chaired by Mr. Li Shaode, chairman of the Company. The Meeting was duly convened in accordance with the relevant provisions of the PRC Company Law and the articles of association of the Company. Resolutions relating to approval of the following matters which were considered and duly passed at the Meeting, include, inter alia:

a. A resolution regarding the proposed construction of a 298,000 tonnes carrier for the transportation of crude oil (the "**Vessel**") was duly passed at the Meeting. The proposed construction of such carrier is in accordance with the overall strategy of the Company to expand its oil transportation fleet. The Company proposes to enter into an agreement with Dalian Shipbuilding Heavy Industry Company Limited (大連造船重工責任有限公司), an independent third party, in respect of the construction of the Vessel. The Vessel is expected to come into operation in November 2007. The total investment in respect of the Vessel by the Company is expected to be US$100,000,000 (approximately HK$775,000,000). Such investment amount is expected to be sourced partly from the Company's own funds and partly from bank borrowings.

b. A resolution regarding the proposed construction of four 52,000 tonnes carriers for the transportation of crude oil (the "**Other Vessels**") was duly passed at the Meeting. The proposed construction is in accordance with the overall strategy of the Company to expand its oil transportation fleet. The Company proposes to enter into an agreement with Guangzhou Shipyard International Company Limited (廣州廣船國際股份有限公司), an independent third party, in respect of the construction of the Other Vessels. The Other

Vessels are expected to come into operation in 2007 and 2008, respectively. The total investment in respect of the Other Vessels by the Company is expected to be US$144,000,000 (approximately HK$1,116,000,000). Such investment amount is expected to be sourced partly from the Company's own funds and partly from bank borrowings.

c. A resolution regarding the provision of guarantee by the Company in proportion to the Company's equity interest in Zhuhai New Century Shipping Company Limited ("(珠海新世紀航運有限公司)") ("**New Century**") in respect of a loan of RMB84,000,000 granted to New Century. New Century is a jointly controlled entity, established by the Company and Shenhua (Group) Corporation Limited (神華集團有限責任公司) ("**Shenhua Group**"), an independent third party. The Company owns 50% of the registered capital of New Century. In accordance with the resolution passed at the twelfth meeting of the 2003 Board, the Company provided a guarantee in favor of a financial company wholly owned by Shenhua Group in respect of 50% of the above loan, being RMB42,000,000, which will expire on 31 December 2004. The Company proposes to provide a guarantee for the above 50% loan amount to New Century for another one term of a year from 1 January 2005 to 31 December 2005.

d. A resolution regarding the proposed disposal of the oil tanker named "Daqing 242";

e. A resolution regarding the proposed disposal of the oil tanker named "Ning He";

f. A resolution regarding the proposed renewal of the bareboat charterparties relating to the four container vessels named "Xiangli", "Xiangzhuang", "Xiangyue" and "Xiangmao" between the Company (as the lessor) and China Shipping Container Lines Company Limited. (中海集裝箱運輸股份有限公司) (as the lessee);

g. The resolution regarding the proposed renewal of the bareboat charterparty relating to the oil tanker Named "Daqing 88" between the Company (as the lessee) and Shanghai Shipping Industrial Company Limited (上海海運實業有限公司)(as the lessor); and

h. The resolution regarding the proposed renewal of the bareboat charterparty relating to the oil tanker Named "Song Lin Wan" between the Company (as the lessee) and China Shipping (Hong Kong) Holdings Company Limited (中國海運(香港)控股有限公司)(as the lessor).

Details regarding the matter referred to in Resolution d to h above are set out in a separate announcement of the Company issued on the same date of this announcement.

This announcement is made in compliance with the requirement under Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**"). The Company's A shares are listed on the Shanghai Stock Exchange, and it has been requested by the Shanghai Stock Exchange to make an announcement similar to this announcement.

By order of the Board
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

22 December 2004
Shanghai, the PRC

Note: Unless otherwise specified, conversion of US$ into HK$ is based on the exchange rate of US$1.00=HK$7.75, and conversion of RMB into HK$ is based on the exchange rate of HK$1.00=RMB1.06.

* As at the date of this announcement, the Board comprises Mr. Li Shaode, Mr. Sun Zhitang, Mr. Wang Daxiong, Mr. Yao Zuozhi and Mr. Wang Kunhe as executive directors, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.

Please also refer to the published version of this announcement in The Standard.

The Standard Wednesday, December 29, 2004

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1138)

QUALIFIED ACCOUNTANT WAIVER

The board (the "**Board**") of directors of China Shipping Development Company Limited (the "**Company**") announces that The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") has agreed to grant a three-year conditional waiver (the "**Waiver**") to the Company from strict compliance with Rule 3.24 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**") commencing from 28 December 2004. The Waiver will cease on 27 December 2007 or when the Company fails to fulfill any of the conditions to the Waiver set out below, whichever is earlier.

Under Rule 3.24 of the Listing Rules, the Company must employ an individual with the qualifications set out under that rule, as a qualified accountant on a full-time basis.

Further to the announcement issued by the Company on 27 October 2004, the Company has applied to the Stock Exchange for a three-year conditional waiver from strict compliance with Rule 3.24 of the Listing Rules.

On condition that:

1. Mr. Wang Kangtian ("**Mr. Wang**"), the qualified accountant of the Company, is able to meet the requirement as set out in Rule 3.24 of the Listing Rules except that he is not a fellow or associate of the Hong Kong Institute of Certified Public Accountants) ("**HKICPA**") or a similar body of accountants recognized by HKICPA for the purpose of granting exemptions from the examination requirement for membership of HKICPA; and

2. the Company has in place arrangement(s) providing Mr. Wang with access to the assistance of Mr. Li Chung Kwong, Andrew ("**Mr. Li**") who shall continue to be a fellow member of the HKICPA throughout the period from 28 December 2004 to 27 December 2007,

the Stock Exchange has agreed to grant to the Company the Waiver commencing from 28 December 2004.

The Waiver will cease (i) on 27 December 2007 or (ii) where the Company fails to fulfill any of the above Waiver conditions, whichever is earlier. In the event of any change in the circumstances under which the Waiver is granted or that the Company fails to fulfill any of the above Waiver conditions, the Company shall then immediately notify the Stock Exchange and take remedial steps to comply with Rule 3.24 of the Listing Rules.

By order of the Board
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

Shanghai, 28 December 2004

* As at the date of this announcement, the Board is comprised of Mr. Li Shaode, Mr. Sun Zhitang, Mr. Wang Daxiong, Mr. Yao Zuozhi and Mr. Wang Kunhe as executive directors, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.



CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1138)

QUALIFIED ACCOUNTANT WAIVER

The board (the "**Board**") of directors of China Shipping Development Company Limited (the "**Company**") announces that The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") has agreed to grant a three-year conditional waiver (the "**Waiver**") to the Company from strict compliance with Rule 3.24 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**") commencing from 28 December 2004. The Waiver will cease on 27 December 2007 or when the Company fails to fulfill any of the conditions to the Waiver set out below, whichever is earlier.

Under Rule 3.24 of the Listing Rules, the Company must employ an individual with the qualifications set out under that rule, as a qualified accountant on a full-time basis.

Further to the announcement issued by the Company on 27 October 2004, the Company has applied to the Stock Exchange for a three-year conditional waiver from strict compliance with Rule 3.24 of the Listing Rules.

On condition that:

1. Mr. Wang Kangtian ("**Mr. Wang**"), the qualified accountant of the Company, is able to meet the requirement as set out in Rule 3.24 of the Listing Rules except that he is not a fellow or associate of the Hong Kong Institute of Certified Public Accountants) ("**HKICPA**") or a similar body of accountants recognized by HKICPA for the purpose of granting exemptions from the examination requirement for membership of HKICPA; and

2. the Company has in place arrangement(s) providing Mr. Wang with access to the assistance of Mr. Li Chung Kwong, Andrew ("**Mr. Li**") who shall continue to be a fellow member of the HKICPA throughout the period from 28 December 2004 to 27 December 2007,

the Stock Exchange has agreed to grant to the Company the Waiver commencing from 28 December 2004.

The Waiver will cease (i) on 27 December 2007 or (ii) where the Company fails to fulfill any of the above Waiver conditions, whichever is earlier. In the event of any change in the circumstances under which the Waiver is granted or that the Company fails to fulfill any of the above Waiver conditions, the Company shall then immediately notify the Stock Exchange and take remedial steps to comply with Rule 3.24 of the Listing Rules.

By order of the Board
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

Shanghai, 28 December 2004

* As at the date of this announcement, the Board is comprised of Mr. Li Shaode, Mr. Sun Zhitang, Mr. Wang Daxiong, Mr. Yao Zuozhi and Mr. Wang Kunhe as executive directors, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.



CHINA SHIPPING DEVELOPMENT COMPANY LIMITED
中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1138)

QUALIFIED ACCOUNTANT WAIVER

The board (the "**Board**") of directors of China Shipping Development Company Limited (the "**Company**") announces that The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") has agreed to grant a three-year conditional waiver (the "**Waiver**") to the Company from strict compliance with Rule 3.24 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**") commencing from 28 December 2004. The Waiver will cease on 27 December 2007 or when the Company fails to fulfill any of the conditions to the Waiver set out below, whichever is earlier.

Under Rule 3.24 of the Listing Rules, the Company must employ an individual with the qualifications set out under that rule, as a qualified accountant on a full-time basis.

Further to the announcement issued by the Company on 27 October 2004, the Company has applied to the Stock Exchange for a three-year conditional waiver from strict compliance with Rule 3.24 of the Listing Rules.

On condition that:

1. Mr. Wang Kangtian ("**Mr. Wang**"), the qualified accountant of the Company, is able to meet the requirement as set out in Rule 3.24 of the Listing Rules except that he is not a fellow or associate of the Hong Kong Institute of Certified Public Accountants) ("**HKICPA**") or a similar body of accountants recognized by HKICPA for the purpose of granting exemptions from the examination requirement for membership of HKICPA; and

2. the Company has in place arrangement(s) providing Mr. Wang with access to the assistance of Mr. Li Chung Kwong, Andrew ("**Mr. Li**") who shall continue to be a fellow member of the HKICPA throughout the period from 28 December 2004 to 27 December 2007,

the Stock Exchange has agreed to grant to the Company the Waiver commencing from 28 December 2004.

The Waiver will cease (i) on 27 December 2007 or (ii) where the Company fails to fulfill any of the above Waiver conditions, whichever is earlier. In the event of any change in the circumstances under which the Waiver is granted or that the Company fails to fulfill any of the above Waiver conditions, the Company shall then immediately notify the Stock Exchange and take remedial steps to comply with Rule 3.24 of the Listing Rules.

By order of the Board
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

Shanghai, 28 December 2004

* As at the date of this announcement, the Board is comprised of Mr. Li Shaode, Mr. Sun Zhitang, Mr. Wang Daxiong, Mr. Yao Zuozhi and Mr. Wang Kunhe as executive directors, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.



中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(a joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 2866)

Equity Transfers and Capital Injections in relation to Shanghai Puhai, change in the use of Listing proceeds and purchase of the Vessel

(A) **Equity Transfers and Capital Injections in relation to Shanghai Puhai**

The Directors are pleased to announce that on 30 December 2004, the Company, Shanghai Puhai, CS Logistics, China Shipping Agency, CSI and CS (Shanghai) have entered into the Equity Transfer and Capital Injection Agreement. The Equity Transfer and Capital Injection Agreement supersedes and replaces the Shanghai Puhai Capital Injection Agreement.

Under the Equity Transfer and Capital Injection Agreement:

a) Equity Transfers

- the Company has agreed to acquire from each of CS Logistics and China Shipping Agency a 20% equity interest in Shanghai Puhai at an aggregate cash consideration of RMB23,765,900 (equivalent to approximately HK$22,420,660);
- CS (Shanghai) has agreed to acquire a 10% equity interest in Shanghai Puhai from CSI at a cash consideration of RMB5,941,470 (equivalent to approximately HK$5,605,160); and

b) Capital Injections

- subject to the Equity Transfers becoming effective, the Company has agreed to contribute RMB200 million (equivalent to approximately HK$188.7 million) in cash into Shanghai Puhai in two stages: RMB100 million on or before 31 December 2005 and the remaining RMB100 million on or before 31 December 2006 and CS (Shanghai) has agreed to contribute about RMB22.2 million (equivalent to approximately HK$21 million) in cash into Shanghai Puhai in two stages: about RMB11.1 million on or before 31 December 2005 and about RMB11.1 million on or before 31 December 2006, in proportion to their respective equity interests in Shanghai Puhai.

The Equity Transfers and Capital Injections constitute connected transactions of the Company under the Listing Rules. These connected transactions, however, do not exceed 2.5% of any of the applicable percentage ratios. Under Rule 14A.32, these transactions are therefore exempted from the independent shareholders' approval requirements applicable to connected transactions under the Listing Rules, but would still be subject to the relevant disclosure requirements.

(B) **Change in the use of Listing proceeds**

Reference is made to the sections headed "USE OF PROCEEDS" and "Capital injection into Shanghai Puhai" appearing on pages 235 and 168 of the Prospectus. The Company's original plan to make a capital contribution in the amount of RMB500 million into Shanghai Puhai out of its Listing proceeds as described in the Prospectus has now been changed.

As discussed in the above section, instead of making an aggregate RMB500 million capital contribution to Shanghai Puhai, the Company intends to inject an aggregate of only RMB200 million out of the Listing proceeds into Shanghai Puhai in two stages: RMB100 million on or before 31 December 2005 and an additional RMB100 million on or before 31 December 2006. The remaining amount of RMB300 million out of the Listing proceeds initially planned for capital contribution to Shanghai Puhai is intended to be used by the Company for the acquisition of new vessels and containers.

The above change in the use of Listing proceeds is subject to Shareholders' approval at a special general meeting of the Shareholders intended to be convened by the Company as soon as reasonably practicable.

(C) **Purchase of the Vessel**

On 30 December 2004, the Company has entered into the Sale and Purchase Agreement with CSI and CSGIT under which the Company has agreed to acquire the Vessel from CSI at a consideration of RMB71,001,000 (equivalent to approximately HK$66,982,075) which will be fully paid in cash. An agency fee of RMB124,200 (equivalent to approximately HK$117,170) is to be paid in cash by the Company to CSGIT.

The Sale and Purchase Agreement constitutes a connected transaction of the Company under the Listing Rules. However, the consideration payable (including the agency fee) for the purchase of the Vessel does not exceed 2.5% of any of the applicable percentage ratios. Under Rule 14A.32, the Sale and Purchase Agreement is therefore exempted from the independent shareholders' approval requirements applicable to connected transactions under the Listing Rules, but would still be subject to the relevant disclosure requirements.

(A) EQUITY TRANSFERS AND CAPITAL INJECTIONS IN RELATION TO SHANGHAI PUHAI

1. THE SHANGHAI PUHAI CAPITAL INJECTION AGREEMENT

As at the date of this announcement, the Company directly holds a 50% equity interest in Shanghai Puhai. China Shipping, through CS Logistics, China Shipping Agency and CSI, indirectly holds the remaining 50% interest. Notwithstanding the ownership structure, the Company has, pursuant to the articles of association of Shanghai Puhai, the power to appoint more than one half of the total number of directors of Shanghai Puhai, thus having control of its board of directors. Shanghai Puhai is therefore deemed to be a subsidiary of the Company and its results have been included in the consolidated accounts of the Company.

On 10 May 2004, the Company, CS Logistics, China Shipping Agency, CSI and Shanghai Puhai entered into an agreement under which the Company agreed to inject an additional RMB500 million and CS Logistics, China Shipping Agency and CSI agreed to inject an aggregate additional RMB50,300,000 into Shanghai Puhai as additional capital. Upon completion of such capital injection, the Company's equity interest in Shanghai Puhai will increase to approximately 90% and China Shipping's aggregate indirect equity interest through CS Logistics, China Shipping Agency and CSI in Shanghai Puhai will decrease to approximately 10%. The original plan of the Company was to make payment of the capital injection out of the net proceeds of the Listing.

The Shanghai Puhai Capital Injection Agreement has now been superseded and replaced by the Equity Transfer and Capital Injection Agreement.

2. THE EQUITY TRANSFER AND CAPITAL INJECTION AGREEMENT

(a) **Date:** 30 December 2004

(b) **Parties:** The Company, Shanghai Puhai, CS Logistics, China Shipping Agency, CSI and CS (Shanghai)

(c) **Equity Transfers**

Under the Equity Transfer and Capital Injection Agreement:

i. the Company has agreed to acquire from each of CS Logistics and China Shipping Agency a 20% equity interest in Shanghai Puhai at an aggregate cash consideration of RMB23,765,900 (equivalent to approximately HK$22,420,660), which is payable within 5 days after the Company has obtained the proof of title certificate issued by SUAEE; and

ii. CS (Shanghai) has agreed to acquire a 10% equity interest in Shanghai Puhai from CSI at a cash consideration of RMB5,941,470 (equivalent to approximately HK$5,605,160), which is payable within 5 days after CS (Shanghai) has obtained the proof of title certificate issued by SUAEE.

The current shareholding structure of Shanghai Puhai is set out below:


China Shipping
a member of the China Shipping Group
a member of the China Shipping Group
59.87%
100%
The Company
CS Logistics
China Shipping Agency
CSI
50%
20%
20%
10%
Shanghai Puhai

The shareholding structure of Shanghai Puhai following completion of the Equity Transfers and the Capital Injections is set out below:


China Shipping
59.87%
The Company
10% (indirectly held by China Shipping through its subsidiary)
90%
90%
CS (Shanghai)
10%
Shanghai Puhai

It is contemplated that Individual Equity Transfer Agreements will be entered into between the Company and CS Logistics and China Shipping Agency respectively and between CS (Shanghai) and CSI to effect the above mentioned transfers of equity interests. As the Individual Equity Transfer Agreements merely implement the above transfers of equity interests contemplated under the Equity Transfer and Capital Injection Agreement, they do not constitute new connected transactions.

Shanghai Puhai will remain as a subsidiary of the Group after completion of the Equity Transfers. The Company intends to restructure the board of directors of Shanghai Puhai after completion of the Equity Transfers, but there are no specific plans at this stage.

The Company and CS (Shanghai) intend to use their internal resources to satisfy their payment obligations for the Equity Transfers.

(d) **Consideration for the Equity Transfers**

The consideration for the Equity Transfers was determined based on the appraised net asset value of Shanghai Puhai as at 31 August 2004 amounting to approximately RMB59,415,000 (equivalent to approximately HK$56,051,000) as set out in a complete asset valuation report of Shanghai Puhai prepared by an independent and duly qualified PRC valuer appointed by Shanghai Puhai. The unaudited net book value of Shanghai Puhai as at 31 August 2004 amounted to approximately RMB32,587,088 (equivalent to approximately HK$30,742,536). The audited net asset value of Shanghai Puhai as at 31 December 2003 amounted to approximately RMB24,908,412 (equivalent to approximately HK$23,498,502). The complete asset valuation method is based on a summation of the appraised value of each individual asset owned and liability owed by Shanghai Puhai. The valuation for fixed assets and inventories are by reference to their respective replacement costs. The valuation of account receivables is by reference to their respective realisable value and the remaining assets and all liabilities are by reference to their respective book values.

(e) **Equity Transfers effective date**

The Equity Transfers will become effective after registration of the above changes in the equity interests in Shanghai Puhai with the relevant PRC governmental authorities. Save for the above, the Equity Transfer and Capital Injection Agreement does not contain any other condition precedents.

Save for the Capital Injections, the Company confirms that as at the date of this announcement, there are no other capital commitment (whether equity, loan or otherwise) or guarantee to be provided by the Company or CS (Shanghai) to Shanghai Puhai.

(f) **Capital Injections**

Under the Equity Transfer and Capital Injection Agreement, subject to the Equity Transfers becoming effective, the Company has agreed to contribute RMB200 million (equivalent to approximately HK$188.7 million) in cash into Shanghai Puhai in two stages: RMB100 million on or before 31 December 2005 and an additional RMB100 million on or before 31 December 2006 and CS (Shanghai) has agreed to contribute about RMB22.2 million (equivalent to approximately HK$21 million) in cash into Shanghai Puhai in two stages: about RMB11.1 million on or before 31 December 2005 and about RMB11.1 million on or before 31 December 2006, in proportion to their respective equity interests in Shanghai Puhai.

It is contemplated that a capital injection agreement will be entered into between the Company and CS (Shanghai) to effect the above mentioned injections of capital. As the capital injection agreement merely implements the above injections of capital contemplated under the Equity Transfer and Capital Injection Agreement, it does not constitute a new connected transaction.

The Company intends to make payment of its capital injection out of the net proceeds from the Listing. CS (Shanghai) intends to make payment of its capital injection out of its internal resources.

The registered capital of Shanghai Puhai before the Equity Transfers is RMB11.8 million (equivalent to approximately HK$11.13 million) fully contributed by each existing shareholder and, as at the date of this announcement, there are no outstanding capital commitment by CS Logistics, China Shipping Agency and CSI. Upon completion of the Equity Transfers and the Capital Injections, the registered capital of Shanghai Puhai will be about RMB234 million (equivalent to approximately HK$221 million).

3. GENERAL

The Group is principally engaged in the operation and management of international and domestic container marine transportation.

(a) China Shipping

China Shipping is a Chinese state-owned enterprise. It is the controlling shareholder of the Company having a 59.87% shareholding interest and is under the direct administration of SASAC. China Shipping is a large shipping conglomerate that operates across different regions, sectors and countries. Currently, China Shipping and its subsidiaries (including the Group) have 5 specialised shipping fleets of oil tankers, tramps, passenger vessels, container vessels and special cargo vessels.

(b) CS Logistics

CS Logistics is a limited liability company incorporated in the PRC. The principal business activity of CS Logistics is logistics.

(c) China Shipping Agency

China Shipping Agency is a limited liability company incorporated in the PRC. The principal business activity of China Shipping Agency is the provision of shipping agency services (excluding agency services for container vessels).

(d) CSI

CSI is a limited liability company incorporated in the PRC. CSI is principally engaged in the business of ship repair, ship construction, purchase of second hand ships, ship dismantling and ship leasing.

(e) Shanghai Puhai

Shanghai Puhai mainly carries out the sub-route services (i.e. international trade domestic feeder services, domestic trade domestic feeder services and international sub-route services) for the Group.

The audited net profits (before taxation and extraordinary items) generated by Shanghai Puhai for the two years ended 31 December 2003 were approximately RMB0.18 million (equivalent to approximately HK$0.17 million) and RMB4.36 million (equivalent to approximately HK$4.11 million) respectively. The audited net profits (after taxation and

extraordinary items) generated by Shanghai Puhai for the two years ended 31 December 2003 were approximately RMB0.11 million (equivalent to approximately HK$0.10 million) and RMB2.92 million (equivalent to approximately HK$2.75 million) respectively.

(f) **CS (Shanghai)**

CS (Shanghai) is a limited liability company incorporated in the PRC. CS (Shanghai) principally acts as the Company's sales agent in the Shanghai region.

(g) **Reasons for the Equity Transfers and the Capital Injections**

Under the Shanghai Puhai Capital Injection Agreement, the Company will increase its shareholding interest in Shanghai Puhai to 90%. The Board has been considering the potential business growth of Shanghai Puhai due to increase in the demand for sub-route services provided by Shanghai Puhai and has decided to replace the Shanghai Puhai Capital Injection Agreement with the Equity Transfers and Capital Injection Agreement so that the Company may acquire an attributable equity interest of approximately 99% in Shanghai Puhai.

Such increased shareholding resulting from the Equity Transfers will allow the Company to maximize any potential profit to be generated by Shanghai Puhai and further enhance the Company's control of Shanghai Puhai.

The Capital Injections will allow Shanghai Puhai to have sufficient funds to further expand its business and will therefore strengthen the domestic container marine transportation services capabilities of the Group.

(h) **Connected transactions**

China Shipping, being the controlling shareholder of the Company, is a connected person of the Company. CS (Shanghai) is also a connected person of the Company as it is owned as to 90% by the Company and 10% by China Shipping. CS Logistics, China Shipping Agency and CSI are all connected persons of the Company since they are all members of the China Shipping Group.

The Equity Transfers and the Capital Injections constitute connected transactions of the Company under the Listing Rules. These connected transactions in aggregate, however, do not exceed 2.5% of any of the applicable percentage ratios. Under Rule 14A.32, these transactions are therefore exempted from the independent shareholders' approval requirements applicable to connected transactions under the Listing Rules, but would still be subject to the relevant disclosure requirements.

The Directors (including the independent non-executive Directors) are of the view that the transactions contemplated under the Equity Transfer and Capital Injection Agreement, including the replacement of the Shanghai Puhai Capital Injection Agreement by the Equity Transfer and Capital Injection Agreement, are on normal commercial terms, have been entered into in the ordinary and usual course of the Group's business and are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

(B) CHANGE IN THE USE OF LISTING PROCEEDS

Reference is made to the sections headed "USE OF PROCEEDS" and "Capital injection into Shanghai Puhai" appearing on pages 235 and 168 of the Prospectus. The Company's original plan to make a capital contribution in the amount of RMB500 million into Shanghai Puhai out of its Listing proceeds to increase its shareholding in Shanghai Puhai to 90% as described in the Prospectus has now been changed.

As discussed in the above section, instead of making an aggregate RMB500 million capital contribution to Shanghai Puhai, the Company intends to inject an aggregate of only RMB200 million out of the Listing proceeds into Shanghai Puhai in two stages: RMB100 million on or before 31 December 2005 and an additional RMB100 million on or before 31 December 2006. The remaining amount of RMB300 million out of the Listing proceeds initially planned for capital contribution to Shanghai Puhai is intended to be used by the Company for the acquisition of new vessels and containers.

The original business plan of Shanghai Puhai was to engage in international container shipping as well as provide sub-route container transportation services in the PRC to other domestic and international marine transportation providers. Owing to the rapid development of the business of the Group, the Company intends to strategically reposition Shanghai Puhai's scope of business. It is presently intended that Shanghai Puhai will mainly engage in domestic container shipping and will focus on providing sub-route container transportation services in the PRC and other selected regions globally to members of the Group or other domestic and international marine transportation providers.

As a result of the above change in business plan, Shanghai Puhai will no longer require to use the full amount of RMB500 million out of the Listing proceeds originally intended to be injected into Shanghai Puhai. The revised business plan of Shanghai Puhai will only require an aggregate capital injection of RMB200 million by the Company. Save for the Capital Injections, the Company confirms that as at the date of this announcement, there are no other capital commitment (whether equity, loan or otherwise) or guarantee to be provided by the Company or CS (Shanghai) to Shanghai Puhai. Such reduced capital contribution by the Company reflects the present business intention of the Company.

The change in the use of Listing proceeds is subject to Shareholders' approval at a special general meeting of the Shareholders intended to be convened by the Company as soon as reasonably practicable.

(C) PURCHASE OF THE VESSEL

1. THE SALE AND PURCHASE AGREEMENT

(a) Date: 30 December 2004

(b) Parties: The Company, as purchaser
CSI, as vendor
CSGIT, as the handling agent of the transaction

Asset to be transferred

Under the Sale and Purchase Agreement, the Company has agreed to purchase the Vessel from CSI at a consideration of RMB71,001,000 (equivalent to approximately HK$66,982,075) which will be fully paid in cash. CSGIT, as the handling agent of the transaction, will be responsible for the preparation and filing of the necessary registration documents to effect the transfer of the Vessel to the Company. An agency fee of RMB124,200 (equivalent to approximately HK$117,170) is to be paid in cash by the Company to CSGIT.

The Sale and Purchase Agreement does not contain any condition precedents.

Consideration

Under the Sale and Purchase Agreement, the consideration payable for the Vessel shall be paid in cash by the Company in the following manner:

i) RMB30,180,600 (equivalent to approximately HK$28,472,264) to CSI within 5 banking days after signing the Sale and Purchase Agreement;

ii) RMB33,534,000 (equivalent to approximately HK$31,635,849) to CSI within 15 banking days after signing the Sale and Purchase Agreement;

iii) RMB4,968,000 (equivalent to approximately HK$4,686,792) to CSI within 30 banking days after signing the Sale and Purchase Agreement; and

iv) RMB2,318,400 (equivalent to approximately HK$2,187,170) to CSI and RMB124,200 (equivalent to approximately HK$117,170) to CSGIT within 5 banking days after delivery of the Vessel to the Company.

The Vessel was purchased by CSI in October 2004. The total cost paid by CSI for the Vessel was approximately RMB71,012,000 (equivalent to approximately HK$66,992,453).

The consideration of RMB71,001,000 (equivalent to approximately HK$66,982,075) payable for the Vessel was determined based on the appraised value of the Vessel as at 30 November 2004, which amounted to RMB71,011,000 (equivalent to approximately HK$66,991,509) as set out in an asset valuation report based on the replacement cost of the Vessel prepared by an independent and duly qualified PRC valuer appointed by CSI. Such consideration will be funded from the Company's internal resources.

The Directors confirm that the consideration payable (including the agency fee) for the purchase of the Vessel has been determined after arm's length negotiations between the Company and CSI and is comparable to market value in the PRC for vessels of similar type and capacity.

Delivery

The Vessel is expected to be delivered on or before 10 January 2005.

Reason for the acquisition

As there is increase in the demand for container spaces in the Company's domestic trade lanes, the Company intends to deploy the Vessel in such trade lanes in order to further strengthen its shipping capacity and to satisfy such increasing demand.

In light of the above, the Directors (including the independent non-executive Directors) believe that the terms of the Sale and Purchase Agreement are fair and reasonable and in the interest of the Shareholders as a whole.

2. GENERAL

(a) CSGIT

CSGIT is a limited liability company incorporated in the PRC. CSGIT is principally engaged in the business of import, export, trading of goods and technologies and provision of agency services.

(b) Connected transactions

China Shipping, being the controlling shareholder of the Company, is a connected person of the Company. CSI and CSGIT, both being members of the China Shipping Group, are therefore also connected persons of the Company.

The Sale and Purchase Agreement constitutes a connected transaction of the Company under the Listing Rules. However, the consideration payable (including the agency fee) for the purchase of the Vessel does not exceed 2.5% of any of the applicable percentage ratios. Under Rule 14A.32, the Sale and Purchase Agreement is therefore exempted from the independent shareholders' approval requirements applicable to connected transactions under the Listing Rules, but would still be subject to the relevant disclosure requirements.

The Directors (including the independent non-executive Directors) are of the view that the transaction contemplated under the Sale and Purchase Agreement is on normal commercial terms, has been entered into in the ordinary and usual course of the Group's business and is fair and reasonable and in the interests of the Company and its Shareholders as a whole.

(D) DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"Capital Injections"	the capital injections as described in section (A)2(f) above
"China Shipping"	China Shipping (Group) Company (中國海運(集團)總公司), a Chinese state-owned enterprise, which is the controlling shareholder of the Company, having a 59.87% shareholding interest
"China Shipping Agency"	China Shipping Agency Co., Ltd. (中海船務代理有限公司), a member of the China Shipping Group
"China Shipping Group"	China Shipping and its subsidiaries (excluding the Group)
"Companies Ordinance"	the Companies Ordinance, Chapter 32 of the Laws of Hong Kong, as amended and supplemented from time to time
"Company"	China Shipping Container Lines Company Limited (中海集裝箱運輸股份有限公司), a joint stock limited company established in the PRC, of which 2,420,000,000 H shares are listed on The Stock Exchange of Hong Kong Limited
"CSGIT"	China Shipping Group International Trading Company Limited (中海集團國際貿易有限公司), a limited liability company incorporated in the PRC and a wholly owned subsidiary of China Shipping
"CSI"	China Shipping Industry Co., Ltd. (中海工業有限公司), a limited liability company incorporated in the PRC and a member of the China Shipping Group
"CS Logistics"	China Shipping Logistics Co., Ltd. (中海集團物流有限公司), a limited liability company incorporated in the PRC and a wholly owned subsidiary of China Shipping
"CS (Shanghai)"	China Shipping Container Lines Shanghai Co., Ltd. (中海集裝箱運輸上海有限公司), a limited liability company incorporated in the PRC and owned as to 90% by the Company with the remaining 10% ultimately controlled by China Shipping
"Directors"	the directors of the Company
"Equity Transfers"	the equity transfers as described in section (A)2(c) above

"Equity Transfer and Capital Injection Agreement"	the equity transfer and capital injection agreement dated 30 December 2004 entered into between the Company, Shanghai Puhai, CS Logistics, China Shipping Agency, CSI and CS (Shanghai)
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	Hong Kong Special Administrative Region of The People's Republic of China
"Individual Equity Transfer Agreements"	i) the equity transfer agreement to be entered into between the Company and CS Logistics; ii) the equity transfer agreement to be entered into between the Company and China Shipping Agency; and iii) the equity transfer agreement to be entered into between CS (Shanghai) and CSI
"Listing"	the listing of the Company's H shares on the Main Board of The Stock Exchange of Hong Kong Limited, which commenced on 16 June 2004
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"percentage ratios"	has the meaning ascribed to such term under the Listing Rules
"PRC"	People's Republic of China
"Prospectus"	the prospectus of the Company dated 4 June 2004
"RMB"	Renminbi, the lawful currency of the PRC
"Sale and Purchase Agreement"	the sale and purchase agreement dated 30 December 2004 entered into between the Company, CSI and CSGIT
"SASAC"	the State-owned Assets Supervision and Administration Commission of the State Council (國務院國有資產監督管理委員會)
"Shanghai Puhai"	Shanghai Puhai Shipping Co., Ltd. (上海浦海航運有限公司), a limited liability company incorporated in the PRC and owned as to 50% by the Company with the remaining 50% ultimately controlled by China Shipping prior to the completion of the Equity Transfers

"Shanghai Puhai Capital Injection Agreement"	the Shanghai Puhai capital injection agreement dated 10 May 2004 entered into between the Company, CS Logistics, China Shipping Agency, CSI and Shanghai Puhai
"SUAEE"	the Shanghai United Assets and Equity Exchange Centre (上海聯合產權交易所), an exchange centre for State owned enterprise properties designated by the SASAC
"Shareholders"	shareholders of the Company
"TEU"	twenty-foot equivalent unit, a standard unit of measurement of the volume of a container with a length of 20 feet, height of 8 feet and 6 inches and width of 8 feet
"Vessel"	the oil tanker manufactured in March 1978 which was modified by CSI in November 2004 into a container vessel M/V Xiang Fei (向飛) with a container capacity of 1270 TEU

By order of the board of Directors
China Shipping Container Lines Company Limited
Li Kelin
Chairman

Shanghai, the People's Republic of China
30 December 2004

The board of Directors as at the date of this announcement comprises of Mr. Li Kelin and Mr. Jia Hongxiang, being executive Directors, Mr. Li Shaode, Mr. Zhang Jianhua, Mr. Wang Daxiong and Mr. Wang Xiangyun, being non-executive Directors, and Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven, being independent non-executive Directors.

The exchange rate adopted in this announcement for illustration purposes only is HK$1.00 = RMB1.06.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance under the English name "China Shipping Container Lines Company Limited".*

Please also refer to the published version of this announcement in South China Morning Post.



CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1138)

Discloseable Transactions
Construction of Vessels

On 30 December 2004, the Company entered into the Dalian Agreement with Dalian Shipbuilding for the construction of a 298,000 tonnes vessel for the transportation of crude oil. The consideration for the construction of the vessel is approximately US$98.8 million (equivalent to approximately HK$765.7 million). The entering into of the Dalian Agreement constitutes a discloseable transaction of the Company under the Listing Rules.

On 30 December 2004, the Company entered into the Guangzhou Agreement with Guangzhou Shipyard for the construction of four 52,500 tonnes vessels for the transportation of crude oil. The total consideration for the construction of the four vessels is approximately US$143.2 million (equivalent to approximately HK$1,109.8 million). The entering into of the Guangzhou Agreement constitutes a discloseable transaction of the Company under the Listing Rules.

Dalian Agreement

On 30 December 2004, the Company (as the buyer) entered into the Dalian Agreement with Dalian Shipbuilding (as the seller) for the construction of a 298,000 tonnes vessel for transportation of crude oil. The consideration for the construction of the vessel is approximately US$98.8 million (equivalent to approximately HK$765.7 million). The entering into of the Dalian agreement constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules.

Dalian Shipbuilding is a Chinese shipbuilder. To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, Dalian Shipbuilding and its ultimate beneficial owner, are not connected persons of the Company, and are not connected with the Directors, chief executive(s) or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates (as defined under the Listing Rules).

The terms of the Dalian Agreement were determined on an arm's length basis and are normal commercial terms. The Directors, including the independent non-executive Directors, consider them to be fair and reasonable and to be in the interests of the Company and the Shareholders as a whole based on their experience in the crude oil vessel transportation industry.

Terms of the Dalian Agreement

The price of the subject vessel will be payable in Renminbi in 5 equal instalments at various stages of the construction of the vessel,

(i) for the first instalment, within 15 business days after the Dalian Agreement was entered into;

(ii) for the second instalment, within 20 business days of the receipt of the relevant invoice issued by Dalian Shipbuilding;

(iii) for the third and fourth instalments, within 5 business days of the receipt of the relevant invoice issued by Dalian Shipbuilding; and

(iv) for the final instalment, within 5 business days of the receipt of all documentation in relation to completion of the vessel by Dalian Shipbuilding.

The vessel is expected to be delivered to the Company in or before November 2007.

Guangzhou Agreement

On 30 December 2004, the Company (as the buyer) entered into the Guangzhou Agreement with Guangzhou Shipyard (as the seller) for the construction of four 52,500 tonnes vessels for the transportation of crude oil. The total consideration for the construction of the four vessels is approximately US$143.2 million (equivalent to approximately HK$1,109.8 million). The entering into of the Guangzhou Agreement constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules.

Guangzhou Shipyard is a Chinese shipbuilder. To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, Guangzhou Shipyard and its ultimate beneficial owner, are not connected persons of the Company, and are not connected with the Directors, chief executive(s) or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates (as defined under the Listing Rules).

The terms of the Guangzhou Agreement were determined on an arm's length basis and are normal commercial terms. The Directors, including the independent non-executive Directors, consider them to be fair and reasonable and to be in the interests of the Company and the Shareholders as a whole based on their experience in the crude oil vessel transportation industry.

Terms of the Guangzhou Agreement

The price of each of the four vessels will be payable in Renminbi in 5 instalments. The first instalment for the four vessels, each of which amounting to 10% of the total price (being a sum of US$14.32 million (equivalently to approximately HK$110.98 million)), is payable within 15 days after the Guangzhou Agreement is entered into. The second to fourth instalments for the four vessels, each of which amounting to 10% of the total price (being a sum of approximately US$14.32 million (equivalent to approximately HK$110.98 million)), is payable at various stages of the construction of each vessel and within 5

business days of the receipt of the relevant invoice issued by Guangzhou Shipyard to the Company. The final instalment for each vessel, each of which amounting to 60% of the total price (being a sum of approximately US$85.92 million (equivalent to approximately HK$665.88 million) is payable within 10 business days of the receipt of all documentation in relation to the completion of each vessel by Guangzhou Shipyard.

The first vessel is expected to be delivered in or before June 2007. The second vessel is expected to be delivered in or before September 2007. The third vessel is expected to be delivered in or before December 2007. The fourth vessel is expected to be delivered in or before April 2008.

Finance Terms

The construction of the vessels under the Dalian Agreement and the Guangzhou Agreement will be funded by internal resources. If such internal resources are not sufficient, then the Company may utilise bank borrowings of the Company.

Information about the Group

The Group is principally engaged in coastal, ocean and Yangtze River cargo transportation, container transportation, oil transportation, international passenger transportation, chartering, cargo agency and cargo transportation agency. Since the first quarter of 2004, the crude oil transportation market has been very busy and the Directors are optimistic of the demand in such market in 2005. The Directors also believe that the shipping market will maintain persistent growth in 2005. The Directors are of the view that the construction and ownership of the vessels mentioned above will enable the Group to take advantage of the business opportunities in the shipping market, enjoy economies of scale, optimize its overall route arrangements and improve its operating efficiency and profitability.

General

Under the Listing Rules, the entering into of each of the Dalian Agreement and the Guangzhou Agreement constitutes a discloseable transaction of the Company. A circular giving details of the transactions under the Dalian Agreement and the Guangzhou Agreement will be despatched to the Shareholders, for their information only, in due course.

Definitions

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"business day"	a day other than Saturdays, Sundays and public holidays in the PRC
"Company"	China Shipping Development Company Limited (中海發展股份有限公司), a joint stock limited company established in the PRC, the H shares of which are listed on The Stock Exchange of Hong Kong Limited

"Dalian Agreement"	an unconditional agreement dated 30 December 2004 and entered into between Dalian Shipbuilding (as the seller) and the Company (as the buyer) for the construction of a 298,000 tonnes vessel for the transportation of crude oil
"Dalian Shipbuilding"	Dalian Shipbuilding Heavy Industry Company Limited (大連造船重工責任有限公司), a Chinese shipbuilder which, to the best of the Directors' knowledge, information and belief having made all reasonable enquiries, is an independent third party that is not connected with the Directors, chief executive(s) or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates (as defined under the Listing Rules)
"Directors"	directors of the Company
"Group"	the Company and its subsidiaries
"Guangzhou Agreement"	an unconditional agreement dated 30 December 2004 and entered into between Guangzhou Shipyard (as the seller) and the Company (as the buyer) for the construction of four 52,500 tonnes vessels for the transportation of crude oil
"Guangzhou Shipyard"	Guangzhou Shipyard International Company Limited (廣州廣船國際股份有限公司), a Chinese shipbuilder which, to the best of the Directors' knowledge, information and belief having made all reasonable enquiries, is not a connected person of the Company and is not connected with the Directors, chief executive(s) or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates (as defined under the Listing Rules)
"HK$"	Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"PRC"	The People's Republic of China
"Shareholders"	holders of share(s) of the Company
"US$"	United States dollars, the lawful currency of the United States of America

By Order of the Board of Directors
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

Shanghai, the People's Republic of China
30 December 2004

As at the date of this announcement, the Board of Directors of the Company comprises of Mr. Li Shaode, Mr. Sun Zhitang, Mr. Wang Daxiong, Mr. Yao Zuozhi and Mr. Wang Kunhe as executive Directors, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive Directors.

The exchange rate adopted in this announcement for illustration purpose only is US$1.00 = HK$7.75.

Please also refer to the published version of this announcement in The Standard.



中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(a joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 2866)

Equity Transfers and Capital Injections in relation to Shanghai Puhai, change in the use of Listing proceeds and purchase of the Vessel

(A) **Equity Transfers and Capital Injections in relation to Shanghai Puhai**

The Directors are pleased to announce that on 30 December 2004, the Company, Shanghai Puhai, CS Logistics, China Shipping Agency, CSI and CS (Shanghai) have entered into the Equity Transfer and Capital Injection Agreement. The Equity Transfer and Capital Injection Agreement supersedes and replaces the Shanghai Puhai Capital Injection Agreement.

Under the Equity Transfer and Capital Injection Agreement:

a) Equity Transfers

- the Company has agreed to acquire from each of CS Logistics and China Shipping Agency a 20% equity interest in Shanghai Puhai at an aggregate cash consideration of RMB23,765,900 (equivalent to approximately HK$22,420,660);

- CS (Shanghai) has agreed to acquire a 10% equity interest in Shanghai Puhai from CSI at a cash consideration of RMB5,941,470 (equivalent to approximately HK$5,605,160); and

b) Capital Injections

- subject to the Equity Transfers becoming effective, the Company has agreed to contribute RMB200 million (equivalent to approximately HK$188.7 million) in cash into Shanghai Puhai in two stages: RMB100 million on or before 31 December 2005 and the remaining RMB100 million on or before 31 December 2006 and CS (Shanghai) has agreed to contribute about RMB22.2 million (equivalent to approximately HK$21 million) in cash into Shanghai Puhai in two stages: about RMB11.1 million on or before 31 December 2005 and about RMB11.1 million on or before 31 December 2006, in proportion to their respective equity interests in Shanghai Puhai.

The Equity Transfers and Capital Injections constitute connected transactions of the Company under the Listing Rules. These connected transactions, however, do not exceed 2.5% of any of the applicable percentage ratios. Under Rule 14A.32, these transactions are therefore exempted from the independent shareholders' approval requirements applicable to connected transactions under the Listing Rules, but would still be subject to the relevant disclosure requirements.

(B) **Change in the use of Listing proceeds**

Reference is made to the sections headed "USE OF PROCEEDS" and "Capital injection into Shanghai Puhai" appearing on pages 235 and 168 of the Prospectus. The Company's original plan to make a capital contribution in the amount of RMB500 million into Shanghai Puhai out of its Listing proceeds as described in the Prospectus has now been changed.

As discussed in the above section, instead of making an aggregate RMB500 million capital contribution to Shanghai Puhai, the Company intends to inject an aggregate of only RMB200 million out of the Listing proceeds into Shanghai Puhai in two stages: RMB100 million on or before 31 December 2005 and an additional RMB100 million on or before 31 December 2006. The remaining amount of RMB300 million out of the Listing proceeds initially planned for capital contribution to Shanghai Puhai is intended to be used by the Company for the acquisition of new vessels and containers.

The above change in the use of Listing proceeds is subject to Shareholders' approval at a special general meeting of the Shareholders intended to be convened by the Company as soon as reasonably practicable.

(C) **Purchase of the Vessel**

On 30 December 2004, the Company has entered into the Sale and Purchase Agreement with CSI and CSGIT under which the Company has agreed to acquire the Vessel from CSI at a consideration of RMB71,001,000 (equivalent to approximately HK$66,982,075) which will be fully paid in cash. An agency fee of RMB124,200 (equivalent to approximately HK$117,170) is to be paid in cash by the Company to CSGIT.

The Sale and Purchase Agreement constitutes a connected transaction of the Company under the Listing Rules. However, the consideration payable (including the agency fee) for the purchase of the Vessel does not exceed 2.5% of any of the applicable percentage ratios. Under Rule 14A.32, the Sale and Purchase Agreement is therefore exempted from the independent shareholders' approval requirements applicable to connected transactions under the Listing Rules, but would still be subject to the relevant disclosure requirements.

(A) EQUITY TRANSFERS AND CAPITAL INJECTIONS IN RELATION TO SHANGHAI PUHAI

1. THE SHANGHAI PUHAI CAPITAL INJECTION AGREEMENT

As at the date of this announcement, the Company directly holds a 50% equity interest in Shanghai Puhai. China Shipping, through CS Logistics, China Shipping Agency and CSI, indirectly holds the remaining 50% interest. Notwithstanding the ownership structure, the Company has, pursuant to the articles of association of Shanghai Puhai, the power to appoint more than one half of the total number of directors of Shanghai Puhai, thus having control of its board of directors. Shanghai Puhai is therefore deemed to be a subsidiary of the Company and its results have been included in the consolidated accounts of the Company.

On 10 May 2004, the Company, CS Logistics, China Shipping Agency, CSI and Shanghai Puhai entered into an agreement under which the Company agreed to inject an additional RMB500 million and CS Logistics, China Shipping Agency and CSI agreed to inject an aggregate additional RMB50,300,000 into Shanghai Puhai as additional capital. Upon completion of such capital injection, the Company's equity interest in Shanghai Puhai will increase to approximately 90% and China Shipping's aggregate indirect equity interest through CS Logistics, China Shipping Agency and CSI in Shanghai Puhai will decrease to approximately 10%. The original plan of the Company was to make payment of the capital injection out of the net proceeds of the Listing.

The Shanghai Puhai Capital Injection Agreement has now been superseded and replaced by the Equity Transfer and Capital Injection Agreement.

2. THE EQUITY TRANSFER AND CAPITAL INJECTION AGREEMENT

(a) **Date:** 30 December 2004

(b) **Parties:** The Company, Shanghai Puhai, CS Logistics, China Shipping Agency, CSI and CS (Shanghai)

(c) **Equity Transfers**

Under the Equity Transfer and Capital Injection Agreement:

i. the Company has agreed to acquire from each of CS Logistics and China Shipping Agency a 20% equity interest in Shanghai Puhai at an aggregate cash consideration of RMB23,765,900 (equivalent to approximately HK$22,420,660), which is payable within 5 days after the Company has obtained the proof of title certificate issued by SUAEE; and

ii. CS (Shanghai) has agreed to acquire a 10% equity interest in Shanghai Puhai from CSI at a cash consideration of RMB5,941,470 (equivalent to approximately HK$5,605,160), which is payable within 5 days after CS (Shanghai) has obtained the proof of title certificate issued by SUAEE.

The current shareholding structure of Shanghai Puhai is set out below:


China Shipping
59.87%
100%
a member of the China Shipping Group
a member of the China Shipping Group
The Company
CS Logistics
China Shipping Agency
CSI
50%
20%
20%
10%
Shanghai Puhai

The shareholding structure of Shanghai Puhai following completion of the Equity Transfers and the Capital Injections is set out below:


China Shipping
59.87%
The Company
10% (indirectly held by China Shipping through its subsidiary)
90%
90%
CS (Shanghai)
10%
Shanghai Puhai

It is contemplated that Individual Equity Transfer Agreements will be entered into between the Company and CS Logistics and China Shipping Agency respectively and between CS (Shanghai) and CSI to effect the above mentioned transfers of equity interests. As the Individual Equity Transfer Agreements merely implement the above transfers of equity interests contemplated under the Equity Transfer and Capital Injection Agreement, they do not constitute new connected transactions.

Shanghai Puhai will remain as a subsidiary of the Group after completion of the Equity Transfers. The Company intends to restructure the board of directors of Shanghai Puhai after completion of the Equity Transfers, but there are no specific plans at this stage.

The Company and CS (Shanghai) intend to use their internal resources to satisfy their payment obligations for the Equity Transfers.

(d) **Consideration for the Equity Transfers**

The consideration for the Equity Transfers was determined based on the appraised net asset value of Shanghai Puhai as at 31 August 2004 amounting to approximately RMB59,415,000 (equivalent to approximately HK$56,051,000) as set out in a complete asset valuation report of Shanghai Puhai prepared by an independent and duly qualified PRC valuer appointed by Shanghai Puhai. The unaudited net book value of Shanghai Puhai as at 31 August 2004 amounted to approximately RMB32,587,088 (equivalent to approximately HK$30,742,536). The audited net asset value of Shanghai Puhai as at 31 December 2003 amounted to approximately RMB24,908,412 (equivalent to approximately HK$23,498,502). The complete asset valuation method is based on a summation of the appraised value of each individual asset owned and liability owed by Shanghai Puhai. The valuation for fixed assets and inventories are by reference to their respective replacement costs. The valuation of account receivables is by reference to their respective realisable value and the remaining assets and all liabilities are by reference to their respective book values.

(e) **Equity Transfers effective date**

The Equity Transfers will become effective after registration of the above changes in the equity interests in Shanghai Puhai with the relevant PRC governmental authorities. Save for the above, the Equity Transfer and Capital Injection Agreement does not contain any other condition precedents.

Save for the Capital Injections, the Company confirms that as at the date of this announcement, there are no other capital commitment (whether equity, loan or otherwise) or guarantee to be provided by the Company or CS (Shanghai) to Shanghai Puhai.

(f) **Capital Injections**

Under the Equity Transfer and Capital Injection Agreement, subject to the Equity Transfers becoming effective, the Company has agreed to contribute RMB200 million (equivalent to approximately HK$188.7 million) in cash into Shanghai Puhai in two stages: RMB100 million on or before 31 December 2005 and an additional RMB100 million on or before 31 December 2006 and CS (Shanghai) has agreed to contribute about RMB22.2 million (equivalent to approximately HK$21 million) in cash into Shanghai Puhai in two stages: about RMB11.1 million on or before 31 December 2005 and about RMB11.1 million on or before 31 December 2006, in proportion to their respective equity interests in Shanghai Puhai.

It is contemplated that a capital injection agreement will be entered into between the Company and CS (Shanghai) to effect the above mentioned injections of capital. As the capital injection agreement merely implements the above injections of capital contemplated under the Equity Transfer and Capital Injection Agreement, it does not constitute a new connected transaction.

The Company intends to make payment of its capital injection out of the net proceeds from the Listing. CS (Shanghai) intends to make payment of its capital injection out of its internal resources.

The registered capital of Shanghai Puhai before the Equity Transfers is RMB11.8 million (equivalent to approximately HK$11.13 million) fully contributed by each existing shareholder and, as at the date of this announcement, there are no outstanding capital commitment by CS Logistics, China Shipping Agency and CSI. Upon completion of the Equity Transfers and the Capital Injections, the registered capital of Shanghai Puhai will be about RMB234 million (equivalent to approximately HK$221 million).

3. GENERAL

The Group is principally engaged in the operation and management of international and domestic container marine transportation.

(a) China Shipping

China Shipping is a Chinese state-owned enterprise. It is the controlling shareholder of the Company having a 59.87% shareholding interest and is under the direct administration of SASAC. China Shipping is a large shipping conglomerate that operates across different regions, sectors and countries. Currently, China Shipping and its subsidiaries (including the Group) have 5 specialised shipping fleets of oil tankers, tramps, passenger vessels, container vessels and special cargo vessels.

(b) CS Logistics

CS Logistics is a limited liability company incorporated in the PRC. The principal business activity of CS Logistics is logistics.

(c) China Shipping Agency

China Shipping Agency is a limited liability company incorporated in the PRC. The principal business activity of China Shipping Agency is the provision of shipping agency services (excluding agency services for container vessels).

(d) CSI

CSI is a limited liability company incorporated in the PRC. CSI is principally engaged in the business of ship repair, ship construction, purchase of second hand ships, ship dismantling and ship leasing.

(e) Shanghai Puhai

Shanghai Puhai mainly carries out the sub-route services (i.e. international trade domestic feeder services, domestic trade domestic feeder services and international sub-route services) for the Group.

The audited net profits (before taxation and extraordinary items) generated by Shanghai Puhai for the two years ended 31 December 2003 were approximately RMB0.18 million (equivalent to approximately HK$0.17 million) and RMB4.36 million (equivalent to approximately HK$4.11 million) respectively. The audited net profits (after taxation and

extraordinary items) generated by Shanghai Puhai for the two years ended 31 December 2003 were approximately RMB0.11 million (equivalent to approximately HK$0.10 million) and RMB2.92 million (equivalent to approximately HK$2.75 million) respectively.

(f) **CS (Shanghai)**

CS (Shanghai) is a limited liability company incorporated in the PRC. CS (Shanghai) principally acts as the Company's sales agent in the Shanghai region.

(g) **Reasons for the Equity Transfers and the Capital Injections**

Under the Shanghai Puhai Capital Injection Agreement, the Company will increase its shareholding interest in Shanghai Puhai to 90%. The Board has been considering the potential business growth of Shanghai Puhai due to increase in the demand for sub-route services provided by Shanghai Puhai and has decided to replace the Shanghai Puhai Capital Injection Agreement with the Equity Transfers and Capital Injection Agreement so that the Company may acquire an attributable equity interest of approximately 99% in Shanghai Puhai.

Such increased shareholding resulting from the Equity Transfers will allow the Company to maximize any potential profit to be generated by Shanghai Puhai and further enhance the Company's control of Shanghai Puhai.

The Capital Injections will allow Shanghai Puhai to have sufficient funds to further expand its business and will therefore strengthen the domestic container marine transportation services capabilities of the Group.

(h) **Connected transactions**

China Shipping, being the controlling shareholder of the Company, is a connected person of the Company. CS (Shanghai) is also a connected person of the Company as it is owned as to 90% by the Company and 10% by China Shipping. CS Logistics, China Shipping Agency and CSI are all connected persons of the Company since they are all members of the China Shipping Group.

The Equity Transfers and the Capital Injections constitute connected transactions of the Company under the Listing Rules. These connected transactions in aggregate, however, do not exceed 2.5% of any of the applicable percentage ratios. Under Rule 14A.32, these transactions are therefore exempted from the independent shareholders' approval requirements applicable to connected transactions under the Listing Rules, but would still be subject to the relevant disclosure requirements.

The Directors (including the independent non-executive Directors) are of the view that the transactions contemplated under the Equity Transfer and Capital Injection Agreement, including the replacement of the Shanghai Puhai Capital Injection Agreement by the Equity Transfer and Capital Injection Agreement, are on normal commercial terms, have been entered into in the ordinary and usual course of the Group's business and are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

(B) CHANGE IN THE USE OF LISTING PROCEEDS

Reference is made to the sections headed "USE OF PROCEEDS" and "Capital injection into Shanghai Puhai" appearing on pages 235 and 168 of the Prospectus. The Company's original plan to make a capital contribution in the amount of RMB500 million into Shanghai Puhai out of its Listing proceeds to increase its shareholding in Shanghai Puhai to 90% as described in the Prospectus has now been changed.

As discussed in the above section, instead of making an aggregate RMB500 million capital contribution to Shanghai Puhai, the Company intends to inject an aggregate of only RMB200 million out of the Listing proceeds into Shanghai Puhai in two stages: RMB100 million on or before 31 December 2005 and an additional RMB100 million on or before 31 December 2006. The remaining amount of RMB300 million out of the Listing proceeds initially planned for capital contribution to Shanghai Puhai is intended to be used by the Company for the acquisition of new vessels and containers.

The original business plan of Shanghai Puhai was to engage in international container shipping as well as provide sub-route container transportation services in the PRC to other domestic and international marine transportation providers. Owing to the rapid development of the business of the Group, the Company intends to strategically reposition Shanghai Puhai's scope of business. It is presently intended that Shanghai Puhai will mainly engage in domestic container shipping and will focus on providing sub-route container transportation services in the PRC and other selected regions globally to members of the Group or other domestic and international marine transportation providers.

As a result of the above change in business plan, Shanghai Puhai will no longer require to use the full amount of RMB500 million out of the Listing proceeds originally intended to be injected into Shanghai Puhai. The revised business plan of Shanghai Puhai will only require an aggregate capital injection of RMB200 million by the Company. Save for the Capital Injections, the Company confirms that as at the date of this announcement, there are no other capital commitment (whether equity, loan or otherwise) or guarantee to be provided by the Company or CS (Shanghai) to Shanghai Puhai. Such reduced capital contribution by the Company reflects the present business intention of the Company.

The change in the use of Listing proceeds is subject to Shareholders' approval at a special general meeting of the Shareholders intended to be convened by the Company as soon as reasonably practicable.

(C) PURCHASE OF THE VESSEL

1. THE SALE AND PURCHASE AGREEMENT

(a) Date: 30 December 2004

(b) Parties: The Company, as purchaser
CSI, as vendor
CSGIT, as the handling agent of the transaction

Asset to be transferred

Under the Sale and Purchase Agreement, the Company has agreed to purchase the Vessel from CSI at a consideration of RMB71,001,000 (equivalent to approximately HK$66,982,075) which will be fully paid in cash. CSGIT, as the handling agent of the transaction, will be responsible for the preparation and filing of the necessary registration documents to effect the transfer of the Vessel to the Company. An agency fee of RMB124,200 (equivalent to approximately HK$117,170) is to be paid in cash by the Company to CSGIT.

The Sale and Purchase Agreement does not contain any condition precedents.

Consideration

Under the Sale and Purchase Agreement, the consideration payable for the Vessel shall be paid in cash by the Company in the following manner:

i) RMB30,180,600 (equivalent to approximately HK$28,472,264) to CSI within 5 banking days after signing the Sale and Purchase Agreement;

ii) RMB33,534,000 (equivalent to approximately HK$31,635,849) to CSI within 15 banking days after signing the Sale and Purchase Agreement;

iii) RMB4,968,000 (equivalent to approximately HK$4,686,792) to CSI within 30 banking days after signing the Sale and Purchase Agreement; and

iv) RMB2,318,400 (equivalent to approximately HK$2,187,170) to CSI and RMB124,200 (equivalent to approximately HK$117,170) to CSGIT within 5 banking days after delivery of the Vessel to the Company.

The Vessel was purchased by CSI in October 2004. The total cost paid by CSI for the Vessel was approximately RMB71,012,000 (equivalent to approximately HK$66,992,453).

The consideration of RMB71,001,000 (equivalent to approximately HK$66,982,075) payable for the Vessel was determined based on the appraised value of the Vessel as at 30 November 2004, which amounted to RMB71,011,000 (equivalent to approximately HK$66,991,509) as set out in an asset valuation report based on the replacement cost of the Vessel prepared by an independent and duly qualified PRC valuer appointed by CSI. Such consideration will be funded from the Company's internal resources.

The Directors confirm that the consideration payable (including the agency fee) for the purchase of the Vessel has been determined after arm's length negotiations between the Company and CSI and is comparable to market value in the PRC for vessels of similar type and capacity.

Delivery

The Vessel is expected to be delivered on or before 10 January 2005.

Reason for the acquisition

As there is increase in the demand for container spaces in the Company's domestic trade lanes, the Company intends to deploy the Vessel in such trade lanes in order to further strengthen its shipping capacity and to satisfy such increasing demand.

In light of the above, the Directors (including the independent non-executive Directors) believe that the terms of the Sale and Purchase Agreement are fair and reasonable and in the interest of the Shareholders as a whole.

2. GENERAL

(a) CSGIT

CSGIT is a limited liability company incorporated in the PRC. CSGIT is principally engaged in the business of import, export, trading of goods and technologies and provision of agency services.

(b) Connected transactions

China Shipping, being the controlling shareholder of the Company, is a connected person of the Company. CSI and CSGIT, both being members of the China Shipping Group, are therefore also connected persons of the Company.

The Sale and Purchase Agreement constitutes a connected transaction of the Company under the Listing Rules. However, the consideration payable (including the agency fee) for the purchase of the Vessel does not exceed 2.5% of any of the applicable percentage ratios. Under Rule 14A.32, the Sale and Purchase Agreement is therefore exempted from the independent shareholders' approval requirements applicable to connected transactions under the Listing Rules, but would still be subject to the relevant disclosure requirements.

The Directors (including the independent non-executive Directors) are of the view that the transaction contemplated under the Sale and Purchase Agreement is on normal commercial terms, has been entered into in the ordinary and usual course of the Group's business and is fair and reasonable and in the interests of the Company and its Shareholders as a whole.

(D) DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"Capital Injections"	the capital injections as described in section (A)2(f) above
"China Shipping"	China Shipping (Group) Company (中國海運(集團)總公司), a Chinese state-owned enterprise, which is the controlling shareholder of the Company, having a 59.87% shareholding interest
"China Shipping Agency"	China Shipping Agency Co., Ltd. (中海船務代理有限公司), a member of the China Shipping Group
"China Shipping Group"	China Shipping and its subsidiaries (excluding the Group)
"Companies Ordinance"	the Companies Ordinance, Chapter 32 of the Laws of Hong Kong, as amended and supplemented from time to time
"Company"	China Shipping Container Lines Company Limited (中海集裝箱運輸股份有限公司), a joint stock limited company established in the PRC, of which 2,420,000,000 H shares are listed on The Stock Exchange of Hong Kong Limited
"CSGIT"	China Shipping Group International Trading Company Limited (中海集團國際貿易有限公司), a limited liability company incorporated in the PRC and a wholly owned subsidiary of China Shipping
"CSI"	China Shipping Industry Co., Ltd. (中海工業有限公司), a limited liability company incorporated in the PRC and a member of the China Shipping Group
"CS Logistics"	China Shipping Logistics Co., Ltd. (中海集團物流有限公司), a limited liability company incorporated in the PRC and a wholly owned subsidiary of China Shipping
"CS (Shanghai)"	China Shipping Container Lines Shanghai Co., Ltd. (中海集裝箱運輸上海有限公司), a limited liability company incorporated in the PRC and owned as to 90% by the Company with the remaining 10% ultimately controlled by China Shipping
"Directors"	the directors of the Company
"Equity Transfers"	the equity transfers as described in section (A)2(c) above

"Equity Transfer and Capital Injection Agreement"	the equity transfer and capital injection agreement dated 30 December 2004 entered into between the Company, Shanghai Puhai, CS Logistics, China Shipping Agency, CSI and CS (Shanghai)
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	Hong Kong Special Administrative Region of The People's Republic of China
"Individual Equity Transfer Agreements"	i) the equity transfer agreement to be entered into between the Company and CS Logistics; ii) the equity transfer agreement to be entered into between the Company and China Shipping Agency; and iii) the equity transfer agreement to be entered into between CS (Shanghai) and CSI
"Listing"	the listing of the Company's H shares on the Main Board of The Stock Exchange of Hong Kong Limited, which commenced on 16 June 2004
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"percentage ratios"	has the meaning ascribed to such term under the Listing Rules
"PRC"	People's Republic of China
"Prospectus"	the prospectus of the Company dated 4 June 2004
"RMB"	Renminbi, the lawful currency of the PRC
"Sale and Purchase Agreement"	the sale and purchase agreement dated 30 December 2004 entered into between the Company, CSI and CSGIT
"SASAC"	the State-owned Assets Supervision and Administration Commission of the State Council (國務院國有資產監督管理委員會)
"Shanghai Puhai"	Shanghai Puhai Shipping Co., Ltd. (上海浦海航運有限公司), a limited liability company incorporated in the PRC and owned as to 50% by the Company with the remaining 50% ultimately controlled by China Shipping prior to the completion of the Equity Transfers

"Shanghai Puhai Capital Injection Agreement"	the Shanghai Puhai capital injection agreement dated 10 May 2004 entered into between the Company, CS Logistics, China Shipping Agency, CSI and Shanghai Puhai
"SUAEE"	the Shanghai United Assets and Equity Exchange Centre (上海聯合產權交易所), an exchange centre for State owned enterprise properties designated by the SASAC
"Shareholders"	shareholders of the Company
"TEU"	twenty-foot equivalent unit, a standard unit of measurement of the volume of a container with a length of 20 feet, height of 8 feet and 6 inches and width of 8 feet
"Vessel"	the oil tanker manufactured in March 1978 which was modified by CSI in November 2004 into a container vessel M/V Xiang Fei (向飛) with a container capacity of 1270 TEU

By order of the board of Directors
China Shipping Container Lines Company Limited
Li Kelin
Chairman

Shanghai, the People's Republic of China
30 December 2004

The board of Directors as at the date of this announcement comprises of Mr. Li Kelin and Mr. Jia Hongxiang, being executive Directors, Mr. Li Shaode, Mr. Zhang Jianhua, Mr. Wang Daxiong and Mr. Wang Xiangyun, being non-executive Directors, and Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven, being independent non-executive Directors.

The exchange rate adopted in this announcement for illustration purposes only is HK$1.00 = RMB1.06.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance under the English name "China Shipping Container Lines Company Limited".*

Please also refer to the published version of this announcement in South China Morning Post.



CHINA SHIPPING DEVELOPMENT COMPANY LIMITED
中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1138)

Discloseable Transactions
Construction of Vessels

On 30 December 2004, the Company entered into the Dalian Agreement with Dalian Shipbuilding for the construction of a 298,000 tonnes vessel for the transportation of crude oil. The consideration for the construction of the vessel is approximately US$98.8 million (equivalent to approximately HK$765.7 million). The entering into of the Dalian Agreement constitutes a discloseable transaction of the Company under the Listing Rules.

On 30 December 2004, the Company entered into the Guangzhou Agreement with Guangzhou Shipyard for the construction of four 52,500 tonnes vessels for the transportation of crude oil. The total consideration for the construction of the four vessels is approximately US$143.2 million (equivalent to approximately HK$1,109.8 million). The entering into of the Guangzhou Agreement constitutes a discloseable transaction of the Company under the Listing Rules.

Dalian Agreement

On 30 December 2004, the Company (as the buyer) entered into the Dalian Agreement with Dalian Shipbuilding (as the seller) for the construction of a 298,000 tonnes vessel for transportation of crude oil. The consideration for the construction of the vessel is approximately US$98.8 million (equivalent to approximately HK$765.7 million). The entering into of the Dalian agreement constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules.

Dalian Shipbuilding is a Chinese shipbuilder. To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, Dalian Shipbuilding and its ultimate beneficial owner, are not connected persons of the Company, and are not connected with the Directors, chief executive(s) or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates (as defined under the Listing Rules).

The terms of the Dalian Agreement were determined on an arm's length basis and are normal commercial terms. The Directors, including the independent non-executive Directors, consider them to be fair and reasonable and to be in the interests of the Company and the Shareholders as a whole based on their experience in the crude oil vessel transportation industry.

Terms of the Dalian Agreement

The price of the subject vessel will be payable in Renminbi in 5 equal instalments at various stages of the construction of the vessel,

(i) for the first instalment, within 15 business days after the Dalian Agreement was entered into;

(ii) for the second instalment, within 20 business days of the receipt of the relevant invoice issued by Dalian Shipbuilding;

(iii) for the third and fourth instalments, within 5 business days of the receipt of the relevant invoice issued by Dalian Shipbuilding; and

(iv) for the final instalment, within 5 business days of the receipt of all documentation in relation to completion of the vessel by Dalian Shipbuilding.

The vessel is expected to be delivered to the Company in or before November 2007.

Guangzhou Agreement

On 30 December 2004, the Company (as the buyer) entered into the Guangzhou Agreement with Guangzhou Shipyard (as the seller) for the construction of four 52,500 tonnes vessels for the transportation of crude oil. The total consideration for the construction of the four vessels is approximately US$143.2 million (equivalent to approximately HK$1,109.8 million). The entering into of the Guangzhou Agreement constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules.

Guangzhou Shipyard is a Chinese shipbuilder. To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, Guangzhou Shipyard and its ultimate beneficial owner, are not connected persons of the Company, and are not connected with the Directors, chief executive(s) or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates (as defined under the Listing Rules).

The terms of the Guangzhou Agreement were determined on an arm's length basis and are normal commercial terms. The Directors, including the independent non-executive Directors, consider them to be fair and reasonable and to be in the interests of the Company and the Shareholders as a whole based on their experience in the crude oil vessel transportation industry.

Terms of the Guangzhou Agreement

The price of each of the four vessels will be payable in Renminbi in 5 instalments. The first instalment for the four vessels, each of which amounting to 10% of the total price (being a sum of US$14.32 million (equivalently to approximately HK$110.98 million)), is payable within 15 days after the Guangzhou Agreement is entered into. The second to fourth instalments for the four vessels, each of which amounting to 10% of the total price (being a sum of approximately US$14.32 million (equivalent to approximately HK$110.98 million)), is payable at various stages of the construction of each vessel and within 5

business days of the receipt of the relevant invoice issued by Guangzhou Shipyard to the Company. The final instalment for each vessel, each of which amounting to 60% of the total price (being a sum of approximately US$85.92 million (equivalent to approximately HK$665.88 million) is payable within 10 business days of the receipt of all documentation in relation to the completion of each vessel by Guangzhou Shipyard.

The first vessel is expected to be delivered in or before June 2007. The second vessel is expected to be delivered in or before September 2007. The third vessel is expected to be delivered in or before December 2007. The fourth vessel is expected to be delivered in or before April 2008.

Finance Terms

The construction of the vessels under the Dalian Agreement and the Guangzhou Agreement will be funded by internal resources. If such internal resources are not sufficient, then the Company may utilise bank borrowings of the Company.

Information about the Group

The Group is principally engaged in coastal, ocean and Yangtze River cargo transportation, container transportation, oil transportation, international passenger transportation, chartering, cargo agency and cargo transportation agency. Since the first quarter of 2004, the crude oil transportation market has been very busy and the Directors are optimistic of the demand in such market in 2005. The Directors also believe that the shipping market will maintain persistent growth in 2005. The Directors are of the view that the construction and ownership of the vessels mentioned above will enable the Group to take advantage of the business opportunities in the shipping market, enjoy economies of scale, optimize its overall route arrangements and improve its operating efficiency and profitability.

General

Under the Listing Rules, the entering into of each of the Dalian Agreement and the Guangzhou Agreement constitutes a discloseable transaction of the Company. A circular giving details of the transactions under the Dalian Agreement and the Guangzhou Agreement will be despatched to the Shareholders, for their information only, in due course.

Definitions

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"business day"	a day other than Saturdays, Sundays and public holidays in the PRC
"Company"	China Shipping Development Company Limited (中海發展股份有限公司), a joint stock limited company established in the PRC, the H shares of which are listed on The Stock Exchange of Hong Kong Limited

"Dalian Agreement"	an unconditional agreement dated 30 December 2004 and entered into between Dalian Shipbuilding (as the seller) and the Company (as the buyer) for the construction of a 298,000 tonnes vessel for the transportation of crude oil
"Dalian Shipbuilding"	Dalian Shipbuilding Heavy Industry Company Limited (大連造船重工責任有限公司), a Chinese shipbuilder which, to the best of the Directors' knowledge, information and belief having made all reasonable enquiries, is an independent third party that is not connected with the Directors, chief executive(s) or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates (as defined under the Listing Rules)
"Directors"	directors of the Company
"Group"	the Company and its subsidiaries
"Guangzhou Agreement"	an unconditional agreement dated 30 December 2004 and entered into between Guangzhou Shipyard (as the seller) and the Company (as the buyer) for the construction of four 52,500 tonnes vessels for the transportation of crude oil
"Guangzhou Shipyard"	Guangzhou Shipyard International Company Limited (廣州廣船國際股份有限公司), a Chinese shipbuilder which, to the best of the Directors' knowledge, information and belief having made all reasonable enquiries, is not a connected person of the Company and is not connected with the Directors, chief executive(s) or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates (as defined under the Listing Rules)
"HK$"	Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"PRC"	The People's Republic of China
"Shareholders"	holders of share(s) of the Company
"US$"	United States dollars, the lawful currency of the United States of America

By Order of the Board of Directors
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

Shanghai, the People's Republic of China
30 December 2004

As at the date of this announcement, the Board of Directors of the Company comprises of Mr. Li Shaode, Mr. Sun Zhitang, Mr. Wang Daxiong, Mr. Yao Zuozhi and Mr. Wang Kunhe as executive Directors, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive Directors.

The exchange rate adopted in this announcement for illustration purpose only is US$1.00 = HK$7.75.

Please also refer to the published version of this announcement in The Standard.



中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(a joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 2866)

Equity Transfers and Capital Injections in relation to Shanghai Puhai, change in the use of Listing proceeds and purchase of the Vessel

(A) **Equity Transfers and Capital Injections in relation to Shanghai Puhai**

The Directors are pleased to announce that on 30 December 2004, the Company, Shanghai Puhai, CS Logistics, China Shipping Agency, CSI and CS (Shanghai) have entered into the Equity Transfer and Capital Injection Agreement. The Equity Transfer and Capital Injection Agreement supersedes and replaces the Shanghai Puhai Capital Injection Agreement.

Under the Equity Transfer and Capital Injection Agreement:

a) Equity Transfers

- the Company has agreed to acquire from each of CS Logistics and China Shipping Agency a 20% equity interest in Shanghai Puhai at an aggregate cash consideration of RMB23,765,900 (equivalent to approximately HK$22,420,660);

- CS (Shanghai) has agreed to acquire a 10% equity interest in Shanghai Puhai from CSI at a cash consideration of RMB5,941,470 (equivalent to approximately HK$5,605,160); and

b) Capital Injections

- subject to the Equity Transfers becoming effective, the Company has agreed to contribute RMB200 million (equivalent to approximately HK$188.7 million) in cash into Shanghai Puhai in two stages: RMB100 million on or before 31 December 2005 and the remaining RMB100 million on or before 31 December 2006 and CS (Shanghai) has agreed to contribute about RMB22.2 million (equivalent to approximately HK$21 million) in cash into Shanghai Puhai in two stages: about RMB11.1 million on or before 31 December 2005 and about RMB11.1 million on or before 31 December 2006, in proportion to their respective equity interests in Shanghai Puhai.

The Equity Transfers and Capital Injections constitute connected transactions of the Company under the Listing Rules. These connected transactions, however, do not exceed 2.5% of any of the applicable percentage ratios. Under Rule 14A.32, these transactions are therefore exempted from the independent shareholders' approval requirements applicable to connected transactions under the Listing Rules, but would still be subject to the relevant disclosure requirements.

(B) **Change in the use of Listing proceeds**

Reference is made to the sections headed "USE OF PROCEEDS" and "Capital injection into Shanghai Puhai" appearing on pages 235 and 168 of the Prospectus. The Company's original plan to make a capital contribution in the amount of RMB500 million into Shanghai Puhai out of its Listing proceeds as described in the Prospectus has now been changed.

As discussed in the above section, instead of making an aggregate RMB500 million capital contribution to Shanghai Puhai, the Company intends to inject an aggregate of only RMB200 million out of the Listing proceeds into Shanghai Puhai in two stages: RMB100 million on or before 31 December 2005 and an additional RMB100 million on or before 31 December 2006. The remaining amount of RMB300 million out of the Listing proceeds initially planned for capital contribution to Shanghai Puhai is intended to be used by the Company for the acquisition of new vessels and containers.

The above change in the use of Listing proceeds is subject to Shareholders' approval at a special general meeting of the Shareholders intended to be convened by the Company as soon as reasonably practicable.

(C) **Purchase of the Vessel**

On 30 December 2004, the Company has entered into the Sale and Purchase Agreement with CSI and CSGIT under which the Company has agreed to acquire the Vessel from CSI at a consideration of RMB71,001,000 (equivalent to approximately HK$66,982,075) which will be fully paid in cash. An agency fee of RMB124,200 (equivalent to approximately HK$117,170) is to be paid in cash by the Company to CSGIT.

The Sale and Purchase Agreement constitutes a connected transaction of the Company under the Listing Rules. However, the consideration payable (including the agency fee) for the purchase of the Vessel does not exceed 2.5% of any of the applicable percentage ratios. Under Rule 14A.32, the Sale and Purchase Agreement is therefore exempted from the independent shareholders' approval requirements applicable to connected transactions under the Listing Rules, but would still be subject to the relevant disclosure requirements.

(A) EQUITY TRANSFERS AND CAPITAL INJECTIONS IN RELATION TO SHANGHAI PUHAI

1. THE SHANGHAI PUHAI CAPITAL INJECTION AGREEMENT

As at the date of this announcement, the Company directly holds a 50% equity interest in Shanghai Puhai. China Shipping, through CS Logistics, China Shipping Agency and CSI, indirectly holds the remaining 50% interest. Notwithstanding the ownership structure, the Company has, pursuant to the articles of association of Shanghai Puhai, the power to appoint more than one half of the total number of directors of Shanghai Puhai, thus having control of its board of directors. Shanghai Puhai is therefore deemed to be a subsidiary of the Company and its results have been included in the consolidated accounts of the Company.

On 10 May 2004, the Company, CS Logistics, China Shipping Agency, CSI and Shanghai Puhai entered into an agreement under which the Company agreed to inject an additional RMB500 million and CS Logistics, China Shipping Agency and CSI agreed to inject an aggregate additional RMB50,300,000 into Shanghai Puhai as additional capital. Upon completion of such capital injection, the Company's equity interest in Shanghai Puhai will increase to approximately 90% and China Shipping's aggregate indirect equity interest through CS Logistics, China Shipping Agency and CSI in Shanghai Puhai will decrease to approximately 10%. The original plan of the Company was to make payment of the capital injection out of the net proceeds of the Listing.

The Shanghai Puhai Capital Injection Agreement has now been superseded and replaced by the Equity Transfer and Capital Injection Agreement.

2. THE EQUITY TRANSFER AND CAPITAL INJECTION AGREEMENT

(a) **Date:** 30 December 2004

(b) **Parties:** The Company, Shanghai Puhai, CS Logistics, China Shipping Agency, CSI and CS (Shanghai)

(c) **Equity Transfers**

Under the Equity Transfer and Capital Injection Agreement:

i. the Company has agreed to acquire from each of CS Logistics and China Shipping Agency a 20% equity interest in Shanghai Puhai at an aggregate cash consideration of RMB23,765,900 (equivalent to approximately HK$22,420,660), which is payable within 5 days after the Company has obtained the proof of title certificate issued by SUAEE; and

ii. CS (Shanghai) has agreed to acquire a 10% equity interest in Shanghai Puhai from CSI at a cash consideration of RMB5,941,470 (equivalent to approximately HK$5,605,160), which is payable within 5 days after CS (Shanghai) has obtained the proof of title certificate issued by SUAEE.

The current shareholding structure of Shanghai Puhai is set out below:


China Shipping
59.87%
100%
a member of the China Shipping Group
a member of the China Shipping Group
The Company
CS Logistics
China Shipping Agency
CSI
50%
20%
20%
10%
Shanghai Puhai

The shareholding structure of Shanghai Puhai following completion of the Equity Transfers and the Capital Injections is set out below:


China Shipping
59.87%
10% (indirectly held by China Shipping through its subsidiary)
The Company
90%
90%
CS (Shanghai)
10%
Shanghai Puhai

It is contemplated that Individual Equity Transfer Agreements will be entered into between the Company and CS Logistics and China Shipping Agency respectively and between CS (Shanghai) and CSI to effect the above mentioned transfers of equity interests. As the Individual Equity Transfer Agreements merely implement the above transfers of equity interests contemplated under the Equity Transfer and Capital Injection Agreement, they do not constitute new connected transactions.

Shanghai Puhai will remain as a subsidiary of the Group after completion of the Equity Transfers. The Company intends to restructure the board of directors of Shanghai Puhai after completion of the Equity Transfers, but there are no specific plans at this stage.

The Company and CS (Shanghai) intend to use their internal resources to satisfy their payment obligations for the Equity Transfers.

(d) **Consideration for the Equity Transfers**

The consideration for the Equity Transfers was determined based on the appraised net asset value of Shanghai Puhai as at 31 August 2004 amounting to approximately RMB59,415,000 (equivalent to approximately HK$56,051,000) as set out in a complete asset valuation report of Shanghai Puhai prepared by an independent and duly qualified PRC valuer appointed by Shanghai Puhai. The unaudited net book value of Shanghai Puhai as at 31 August 2004 amounted to approximately RMB32,587,088 (equivalent to approximately HK$30,742,536). The audited net asset value of Shanghai Puhai as at 31 December 2003 amounted to approximately RMB24,908,412 (equivalent to approximately HK$23,498,502). The complete asset valuation method is based on a summation of the appraised value of each individual asset owned and liability owed by Shanghai Puhai. The valuation for fixed assets and inventories are by reference to their respective replacement costs. The valuation of account receivables is by reference to their respective realisable value and the remaining assets and all liabilities are by reference to their respective book values.

(e) **Equity Transfers effective date**

The Equity Transfers will become effective after registration of the above changes in the equity interests in Shanghai Puhai with the relevant PRC governmental authorities. Save for the above, the Equity Transfer and Capital Injection Agreement does not contain any other condition precedents.

Save for the Capital Injections, the Company confirms that as at the date of this announcement, there are no other capital commitment (whether equity, loan or otherwise) or guarantee to be provided by the Company or CS (Shanghai) to Shanghai Puhai.

(f) **Capital Injections**

Under the Equity Transfer and Capital Injection Agreement, subject to the Equity Transfers becoming effective, the Company has agreed to contribute RMB200 million (equivalent to approximately HK$188.7 million) in cash into Shanghai Puhai in two stages: RMB100 million on or before 31 December 2005 and an additional RMB100 million on or before 31 December 2006 and CS (Shanghai) has agreed to contribute about RMB22.2 million (equivalent to approximately HK$21 million) in cash into Shanghai Puhai in two stages: about RMB11.1 million on or before 31 December 2005 and about RMB11.1 million on or before 31 December 2006, in proportion to their respective equity interests in Shanghai Puhai.

It is contemplated that a capital injection agreement will be entered into between the Company and CS (Shanghai) to effect the above mentioned injections of capital. As the capital injection agreement merely implements the above injections of capital contemplated under the Equity Transfer and Capital Injection Agreement, it does not constitute a new connected transaction.

The Company intends to make payment of its capital injection out of the net proceeds from the Listing. CS (Shanghai) intends to make payment of its capital injection out of its internal resources.

The registered capital of Shanghai Puhai before the Equity Transfers is RMB11.8 million (equivalent to approximately HK$11.13 million) fully contributed by each existing shareholder and, as at the date of this announcement, there are no outstanding capital commitment by CS Logistics, China Shipping Agency and CSI. Upon completion of the Equity Transfers and the Capital Injections, the registered capital of Shanghai Puhai will be about RMB234 million (equivalent to approximately HK$221 million).

3. GENERAL

The Group is principally engaged in the operation and management of international and domestic container marine transportation.

(a) China Shipping

China Shipping is a Chinese state-owned enterprise. It is the controlling shareholder of the Company having a 59.87% shareholding interest and is under the direct administration of SASAC. China Shipping is a large shipping conglomerate that operates across different regions, sectors and countries. Currently, China Shipping and its subsidiaries (including the Group) have 5 specialised shipping fleets of oil tankers, tramps, passenger vessels, container vessels and special cargo vessels.

(b) CS Logistics

CS Logistics is a limited liability company incorporated in the PRC. The principal business activity of CS Logistics is logistics.

(c) China Shipping Agency

China Shipping Agency is a limited liability company incorporated in the PRC. The principal business activity of China Shipping Agency is the provision of shipping agency services (excluding agency services for container vessels).

(d) CSI

CSI is a limited liability company incorporated in the PRC. CSI is principally engaged in the business of ship repair, ship construction, purchase of second hand ships, ship dismantling and ship leasing.

(e) Shanghai Puhai

Shanghai Puhai mainly carries out the sub-route services (i.e. international trade domestic feeder services, domestic trade domestic feeder services and international sub-route services) for the Group.

The audited net profits (before taxation and extraordinary items) generated by Shanghai Puhai for the two years ended 31 December 2003 were approximately RMB0.18 million (equivalent to approximately HK$0.17 million) and RMB4.36 million (equivalent to approximately HK$4.11 million) respectively. The audited net profits (after taxation and

extraordinary items) generated by Shanghai Puhai for the two years ended 31 December 2003 were approximately RMB0.11 million (equivalent to approximately HK$0.10 million) and RMB2.92 million (equivalent to approximately HK$2.75 million) respectively.

(f) **CS (Shanghai)**

CS (Shanghai) is a limited liability company incorporated in the PRC. CS (Shanghai) principally acts as the Company's sales agent in the Shanghai region.

(g) **Reasons for the Equity Transfers and the Capital Injections**

Under the Shanghai Puhai Capital Injection Agreement, the Company will increase its shareholding interest in Shanghai Puhai to 90%. The Board has been considering the potential business growth of Shanghai Puhai due to increase in the demand for sub-route services provided by Shanghai Puhai and has decided to replace the Shanghai Puhai Capital Injection Agreement with the Equity Transfers and Capital Injection Agreement so that the Company may acquire an attributable equity interest of approximately 99% in Shanghai Puhai.

Such increased shareholding resulting from the Equity Transfers will allow the Company to maximize any potential profit to be generated by Shanghai Puhai and further enhance the Company's control of Shanghai Puhai.

The Capital Injections will allow Shanghai Puhai to have sufficient funds to further expand its business and will therefore strengthen the domestic container marine transportation services capabilities of the Group.

(h) **Connected transactions**

China Shipping, being the controlling shareholder of the Company, is a connected person of the Company. CS (Shanghai) is also a connected person of the Company as it is owned as to 90% by the Company and 10% by China Shipping. CS Logistics, China Shipping Agency and CSI are all connected persons of the Company since they are all members of the China Shipping Group.

The Equity Transfers and the Capital Injections constitute connected transactions of the Company under the Listing Rules. These connected transactions in aggregate, however, do not exceed 2.5% of any of the applicable percentage ratios. Under Rule 14A.32, these transactions are therefore exempted from the independent shareholders' approval requirements applicable to connected transactions under the Listing Rules, but would still be subject to the relevant disclosure requirements.

The Directors (including the independent non-executive Directors) are of the view that the transactions contemplated under the Equity Transfer and Capital Injection Agreement, including the replacement of the Shanghai Puhai Capital Injection Agreement by the Equity Transfer and Capital Injection Agreement, are on normal commercial terms, have been entered into in the ordinary and usual course of the Group's business and are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

(B) CHANGE IN THE USE OF LISTING PROCEEDS

Reference is made to the sections headed "USE OF PROCEEDS" and "Capital injection into Shanghai Puhai" appearing on pages 235 and 168 of the Prospectus. The Company's original plan to make a capital contribution in the amount of RMB500 million into Shanghai Puhai out of its Listing proceeds to increase its shareholding in Shanghai Puhai to 90% as described in the Prospectus has now been changed.

As discussed in the above section, instead of making an aggregate RMB500 million capital contribution to Shanghai Puhai, the Company intends to inject an aggregate of only RMB200 million out of the Listing proceeds into Shanghai Puhai in two stages: RMB100 million on or before 31 December 2005 and an additional RMB100 million on or before 31 December 2006. The remaining amount of RMB300 million out of the Listing proceeds initially planned for capital contribution to Shanghai Puhai is intended to be used by the Company for the acquisition of new vessels and containers.

The original business plan of Shanghai Puhai was to engage in international container shipping as well as provide sub-route container transportation services in the PRC to other domestic and international marine transportation providers. Owing to the rapid development of the business of the Group, the Company intends to strategically reposition Shanghai Puhai's scope of business. It is presently intended that Shanghai Puhai will mainly engage in domestic container shipping and will focus on providing sub-route container transportation services in the PRC and other selected regions globally to members of the Group or other domestic and international marine transportation providers.

As a result of the above change in business plan, Shanghai Puhai will no longer require to use the full amount of RMB500 million out of the Listing proceeds originally intended to be injected into Shanghai Puhai. The revised business plan of Shanghai Puhai will only require an aggregate capital injection of RMB200 million by the Company. Save for the Capital Injections, the Company confirms that as at the date of this announcement, there are no other capital commitment (whether equity, loan or otherwise) or guarantee to be provided by the Company or CS (Shanghai) to Shanghai Puhai. Such reduced capital contribution by the Company reflects the present business intention of the Company.

The change in the use of Listing proceeds is subject to Shareholders' approval at a special general meeting of the Shareholders intended to be convened by the Company as soon as reasonably practicable.

(C) PURCHASE OF THE VESSEL

1. THE SALE AND PURCHASE AGREEMENT

(a) Date: 30 December 2004

(b) Parties: The Company, as purchaser
CSI, as vendor
CSGIT, as the handling agent of the transaction

Asset to be transferred

Under the Sale and Purchase Agreement, the Company has agreed to purchase the Vessel from CSI at a consideration of RMB71,001,000 (equivalent to approximately HK$66,982,075) which will be fully paid in cash. CSGIT, as the handling agent of the transaction, will be responsible for the preparation and filing of the necessary registration documents to effect the transfer of the Vessel to the Company. An agency fee of RMB124,200 (equivalent to approximately HK$117,170) is to be paid in cash by the Company to CSGIT.

The Sale and Purchase Agreement does not contain any condition precedents.

Consideration

Under the Sale and Purchase Agreement, the consideration payable for the Vessel shall be paid in cash by the Company in the following manner:

i) RMB30,180,600 (equivalent to approximately HK$28,472,264) to CSI within 5 banking days after signing the Sale and Purchase Agreement;

ii) RMB33,534,000 (equivalent to approximately HK$31,635,849) to CSI within 15 banking days after signing the Sale and Purchase Agreement;

iii) RMB4,968,000 (equivalent to approximately HK$4,686,792) to CSI within 30 banking days after signing the Sale and Purchase Agreement; and

iv) RMB2,318,400 (equivalent to approximately HK$2,187,170) to CSI and RMB124,200 (equivalent to approximately HK$117,170) to CSGIT within 5 banking days after delivery of the Vessel to the Company.

The Vessel was purchased by CSI in October 2004. The total cost paid by CSI for the Vessel was approximately RMB71,012,000 (equivalent to approximately HK$66,992,453).

The consideration of RMB71,001,000 (equivalent to approximately HK$66,982,075) payable for the Vessel was determined based on the appraised value of the Vessel as at 30 November 2004, which amounted to RMB71,011,000 (equivalent to approximately HK$66,991,509) as set out in an asset valuation report based on the replacement cost of the Vessel prepared by an independent and duly qualified PRC valuer appointed by CSI. Such consideration will be funded from the Company's internal resources.

The Directors confirm that the consideration payable (including the agency fee) for the purchase of the Vessel has been determined after arm's length negotiations between the Company and CSI and is comparable to market value in the PRC for vessels of similar type and capacity.

Delivery

The Vessel is expected to be delivered on or before 10 January 2005.

Reason for the acquisition

As there is increase in the demand for container spaces in the Company's domestic trade lanes, the Company intends to deploy the Vessel in such trade lanes in order to further strengthen its shipping capacity and to satisfy such increasing demand.

In light of the above, the Directors (including the independent non-executive Directors) believe that the terms of the Sale and Purchase Agreement are fair and reasonable and in the interest of the Shareholders as a whole.

2. GENERAL

(a) CSGIT

CSGIT is a limited liability company incorporated in the PRC. CSGIT is principally engaged in the business of import, export, trading of goods and technologies and provision of agency services.

(b) Connected transactions

China Shipping, being the controlling shareholder of the Company, is a connected person of the Company. CSI and CSGIT, both being members of the China Shipping Group, are therefore also connected persons of the Company.

The Sale and Purchase Agreement constitutes a connected transaction of the Company under the Listing Rules. However, the consideration payable (including the agency fee) for the purchase of the Vessel does not exceed 2.5% of any of the applicable percentage ratios. Under Rule 14A.32, the Sale and Purchase Agreement is therefore exempted from the independent shareholders' approval requirements applicable to connected transactions under the Listing Rules, but would still be subject to the relevant disclosure requirements.

The Directors (including the independent non-executive Directors) are of the view that the transaction contemplated under the Sale and Purchase Agreement is on normal commercial terms, has been entered into in the ordinary and usual course of the Group's business and is fair and reasonable and in the interests of the Company and its Shareholders as a whole.

(D) DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"Capital Injections"	the capital injections as described in section (A)2(f) above
"China Shipping"	China Shipping (Group) Company (中國海運(集團)總公司), a Chinese state-owned enterprise, which is the controlling shareholder of the Company, having a 59.87% shareholding interest
"China Shipping Agency"	China Shipping Agency Co., Ltd. (中海船務代理有限公司), a member of the China Shipping Group
"China Shipping Group"	China Shipping and its subsidiaries (excluding the Group)
"Companies Ordinance"	the Companies Ordinance, Chapter 32 of the Laws of Hong Kong, as amended and supplemented from time to time
"Company"	China Shipping Container Lines Company Limited (中海集裝箱運輸股份有限公司), a joint stock limited company established in the PRC, of which 2,420,000,000 H shares are listed on The Stock Exchange of Hong Kong Limited
"CSGIT"	China Shipping Group International Trading Company Limited (中海集團國際貿易有限公司), a limited liability company incorporated in the PRC and a wholly owned subsidiary of China Shipping
"CSI"	China Shipping Industry Co., Ltd. (中海工業有限公司), a limited liability company incorporated in the PRC and a member of the China Shipping Group
"CS Logistics"	China Shipping Logistics Co., Ltd. (中海集團物流有限公司), a limited liability company incorporated in the PRC and a wholly owned subsidiary of China Shipping
"CS (Shanghai)"	China Shipping Container Lines Shanghai Co., Ltd. (中海集裝箱運輸上海有限公司), a limited liability company incorporated in the PRC and owned as to 90% by the Company with the remaining 10% ultimately controlled by China Shipping
"Directors"	the directors of the Company
"Equity Transfers"	the equity transfers as described in section (A)2(c) above

"Equity Transfer and Capital Injection Agreement"	the equity transfer and capital injection agreement dated 30 December 2004 entered into between the Company, Shanghai Puhai, CS Logistics, China Shipping Agency, CSI and CS (Shanghai)
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	Hong Kong Special Administrative Region of The People's Republic of China
"Individual Equity Transfer Agreements"	i) the equity transfer agreement to be entered into between the Company and CS Logistics; ii) the equity transfer agreement to be entered into between the Company and China Shipping Agency; and iii) the equity transfer agreement to be entered into between CS (Shanghai) and CSI
"Listing"	the listing of the Company's H shares on the Main Board of The Stock Exchange of Hong Kong Limited, which commenced on 16 June 2004
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"percentage ratios"	has the meaning ascribed to such term under the Listing Rules
"PRC"	People's Republic of China
"Prospectus"	the prospectus of the Company dated 4 June 2004
"RMB"	Renminbi, the lawful currency of the PRC
"Sale and Purchase Agreement"	the sale and purchase agreement dated 30 December 2004 entered into between the Company, CSI and CSGIT
"SASAC"	the State-owned Assets Supervision and Administration Commission of the State Council (國務院國有資產監督管理委員會)
"Shanghai Puhai"	Shanghai Puhai Shipping Co., Ltd. (上海浦海航運有限公司), a limited liability company incorporated in the PRC and owned as to 50% by the Company with the remaining 50% ultimately controlled by China Shipping prior to the completion of the Equity Transfers

"Shanghai Puhai Capital Injection Agreement"	the Shanghai Puhai capital injection agreement dated 10 May 2004 entered into between the Company, CS Logistics, China Shipping Agency, CSI and Shanghai Puhai
"SUAEE"	the Shanghai United Assets and Equity Exchange Centre (上海聯合產權交易所), an exchange centre for State owned enterprise properties designated by the SASAC
"Shareholders"	shareholders of the Company
"TEU"	twenty-foot equivalent unit, a standard unit of measurement of the volume of a container with a length of 20 feet, height of 8 feet and 6 inches and width of 8 feet
"Vessel"	the oil tanker manufactured in March 1978 which was modified by CSI in November 2004 into a container vessel M/V Xiang Fei (向飛) with a container capacity of 1270 TEU

By order of the board of Directors
China Shipping Container Lines Company Limited
Li Kelin
Chairman

Shanghai, the People's Republic of China
30 December 2004

The board of Directors as at the date of this announcement comprises of Mr. Li Kelin and Mr. Jia Hongxiang, being executive Directors, Mr. Li Shaode, Mr. Zhang Jianhua, Mr. Wang Daxiong and Mr. Wang Xiangyun, being non-executive Directors, and Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven, being independent non-executive Directors.

The exchange rate adopted in this announcement for illustration purposes only is HK$1.00 = RMB1.06.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance under the English name "China Shipping Container Lines Company Limited".*

Please also refer to the published version of this announcement in South China Morning Post.



CHINA SHIPPING DEVELOPMENT COMPANY LIMITED
中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1138)

Discloseable Transactions
Construction of Vessels

On 30 December 2004, the Company entered into the Dalian Agreement with Dalian Shipbuilding for the construction of a 298,000 tonnes vessel for the transportation of crude oil. The consideration for the construction of the vessel is approximately US$98.8 million (equivalent to approximately HK$765.7 million). The entering into of the Dalian Agreement constitutes a discloseable transaction of the Company under the Listing Rules.

On 30 December 2004, the Company entered into the Guangzhou Agreement with Guangzhou Shipyard for the construction of four 52,500 tonnes vessels for the transportation of crude oil. The total consideration for the construction of the four vessels is approximately US$143.2 million (equivalent to approximately HK$1,109.8 million). The entering into of the Guangzhou Agreement constitutes a discloseable transaction of the Company under the Listing Rules.

Dalian Agreement

On 30 December 2004, the Company (as the buyer) entered into the Dalian Agreement with Dalian Shipbuilding (as the seller) for the construction of a 298,000 tonnes vessel for transportation of crude oil. The consideration for the construction of the vessel is approximately US$98.8 million (equivalent to approximately HK$765.7 million). The entering into of the Dalian agreement constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules.

Dalian Shipbuilding is a Chinese shipbuilder. To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, Dalian Shipbuilding and its ultimate beneficial owner, are not connected persons of the Company, and are not connected with the Directors, chief executive(s) or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates (as defined under the Listing Rules).

The terms of the Dalian Agreement were determined on an arm's length basis and are normal commercial terms. The Directors, including the independent non-executive Directors, consider them to be fair and reasonable and to be in the interests of the Company and the Shareholders as a whole based on their experience in the crude oil vessel transportation industry.

Terms of the Dalian Agreement

The price of the subject vessel will be payable in Renminbi in 5 equal instalments at various stages of the construction of the vessel,

(i) for the first instalment, within 15 business days after the Dalian Agreement was entered into;

(ii) for the second instalment, within 20 business days of the receipt of the relevant invoice issued by Dalian Shipbuilding;

(iii) for the third and fourth instalments, within 5 business days of the receipt of the relevant invoice issued by Dalian Shipbuilding; and

(iv) for the final instalment, within 5 business days of the receipt of all documentation in relation to completion of the vessel by Dalian Shipbuilding.

The vessel is expected to be delivered to the Company in or before November 2007.

Guangzhou Agreement

On 30 December 2004, the Company (as the buyer) entered into the Guangzhou Agreement with Guangzhou Shipyard (as the seller) for the construction of four 52,500 tonnes vessels for the transportation of crude oil. The total consideration for the construction of the four vessels is approximately US$143.2 million (equivalent to approximately HK$1,109.8 million). The entering into of the Guangzhou Agreement constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules.

Guangzhou Shipyard is a Chinese shipbuilder. To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, Guangzhou Shipyard and its ultimate beneficial owner, are not connected persons of the Company, and are not connected with the Directors, chief executive(s) or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates (as defined under the Listing Rules).

The terms of the Guangzhou Agreement were determined on an arm's length basis and are normal commercial terms. The Directors, including the independent non-executive Directors, consider them to be fair and reasonable and to be in the interests of the Company and the Shareholders as a whole based on their experience in the crude oil vessel transportation industry.

Terms of the Guangzhou Agreement

The price of each of the four vessels will be payable in Renminbi in 5 instalments. The first instalment for the four vessels, each of which amounting to 10% of the total price (being a sum of US$14.32 million (equivalently to approximately HK$110.98 million)), is payable within 15 days after the Guangzhou Agreement is entered into. The second to fourth instalments for the four vessels, each of which amounting to 10% of the total price (being a sum of approximately US$14.32 million (equivalent to approximately HK$110.98 million)), is payable at various stages of the construction of each vessel and within 5

business days of the receipt of the relevant invoice issued by Guangzhou Shipyard to the Company. The final instalment for each vessel, each of which amounting to 60% of the total price (being a sum of approximately US$85.92 million (equivalent to approximately HK$665.88 million) is payable within 10 business days of the receipt of all documentation in relation to the completion of each vessel by Guangzhou Shipyard.

The first vessel is expected to be delivered in or before June 2007. The second vessel is expected to be delivered in or before September 2007. The third vessel is expected to be delivered in or before December 2007. The fourth vessel is expected to be delivered in or before April 2008.

Finance Terms

The construction of the vessels under the Dalian Agreement and the Guangzhou Agreement will be funded by internal resources. If such internal resources are not sufficient, then the Company may utilise bank borrowings of the Company.

Information about the Group

The Group is principally engaged in coastal, ocean and Yangtze River cargo transportation, container transportation, oil transportation, international passenger transportation, chartering, cargo agency and cargo transportation agency. Since the first quarter of 2004, the crude oil transportation market has been very busy and the Directors are optimistic of the demand in such market in 2005. The Directors also believe that the shipping market will maintain persistent growth in 2005. The Directors are of the view that the construction and ownership of the vessels mentioned above will enable the Group to take advantage of the business opportunities in the shipping market, enjoy economies of scale, optimize its overall route arrangements and improve its operating efficiency and profitability.

General

Under the Listing Rules, the entering into of each of the Dalian Agreement and the Guangzhou Agreement constitutes a discloseable transaction of the Company. A circular giving details of the transactions under the Dalian Agreement and the Guangzhou Agreement will be despatched to the Shareholders, for their information only, in due course.

Definitions

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"business day"	a day other than Saturdays, Sundays and public holidays in the PRC
"Company"	China Shipping Development Company Limited (中海發展股份有限公司), a joint stock limited company established in the PRC, the H shares of which are listed on The Stock Exchange of Hong Kong Limited

"Dalian Agreement"	an unconditional agreement dated 30 December 2004 and entered into between Dalian Shipbuilding (as the seller) and the Company (as the buyer) for the construction of a 298,000 tonnes vessel for the transportation of crude oil
"Dalian Shipbuilding"	Dalian Shipbuilding Heavy Industry Company Limited (大連造船重工責任有限公司), a Chinese shipbuilder which, to the best of the Directors' knowledge, information and belief having made all reasonable enquiries, is an independent third party that is not connected with the Directors, chief executive(s) or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates (as defined under the Listing Rules)
"Directors"	directors of the Company
"Group"	the Company and its subsidiaries
"Guangzhou Agreement"	an unconditional agreement dated 30 December 2004 and entered into between Guangzhou Shipyard (as the seller) and the Company (as the buyer) for the construction of four 52,500 tonnes vessels for the transportation of crude oil
"Guangzhou Shipyard"	Guangzhou Shipyard International Company Limited (廣州廣船國際股份有限公司), a Chinese shipbuilder which, to the best of the Directors' knowledge, information and belief having made all reasonable enquiries, is not a connected person of the Company and is not connected with the Directors, chief executive(s) or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates (as defined under the Listing Rules)
"HK$"	Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"PRC"	The People's Republic of China
"Shareholders"	holders of share(s) of the Company
"US$"	United States dollars, the lawful currency of the United States of America

By Order of the Board of Directors
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

Shanghai, the People's Republic of China
30 December 2004

As at the date of this announcement, the Board of Directors of the Company comprises of Mr. Li Shaode, Mr. Sun Zhitang, Mr. Wang Daxiong, Mr. Yao Zuozhi and Mr. Wang Kunhe as executive Directors, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive Directors.

The exchange rate adopted in this announcement for illustration purpose only is US$1.00 = HK$7.75.

Please also refer to the published version of this announcement in The Standard.

SOUTH CHINA MORNING POST - 4 JAN 2005



中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock code: 2866)

Notice of Special General Meeting

NOTICE IS HEREBY GIVEN that a Special General Meeting ("SGM") of China Shipping Container Lines Company Limited (the "Company") will be held at 10:30 a.m. on Friday, 18 February 2005 at Room 1016, 10th Floor, 700 Dong Da Ming Road, Shanghai, the People's Republic of China (the "PRC") for the following purposes:

1. to consider and, if thought fit, approve the following proposed amendment to the Articles of Association of the Company by way of **special resolution**, details of which are as follows:

   Article 10.1 to be deleted in its entirety and replaced by the following:

   Article 10.1 The Company has a board of directors which is responsible for and reports to the general meetings. The board of directors is composed of 13 directors, among which at least two of them are executive directors who are responsible for the daily duties designated by the Company whilst the remaining are non-executive directors who do not deal with daily affairs. The board of directors has one chairman and one vice-chairman.

2. to consider and approve the appointment of Mr. Yan Mingyi as a non-executive director of the Company with effect from the conclusion of the SGM until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007.

3. to consider and approve the appointment of Mr. Huang Xiaowen as an executive director of the Company with effect from the conclusion of the SGM until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007.

4. to consider and approve the appointment of Mr. Zhao Hongzhou as an executive director of the Company with effect from the conclusion of the SGM until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007.

5. to consider and approve the appointment of Mr. Zhang Guofa as a non-executive director of the Company with effect from the conclusion of the SGM and until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007.

6. to consider and approve the appointment of Mr. Huang Xinming as a supervisor of the Company with effect from the conclusion of the SGM until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007.

7. to consider and approve the change in use of the Listing proceeds as described in the press announcement of the Company dated 30 December 2004.

8. to consider and, if thought fit, approve the following by way of **special resolution**

   "THAT:

   (1) there be granted to the board of directors of the Company an unconditional general mandate to issue, allot and deal with additional H Shares of the Company and to make or grant offers, agreements and options in respect thereof, subject to the following conditions:

   (a) such mandate shall not extend beyond the Relevant Period save that the board of directors of the Company may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

   (b) the aggregate nominal amount of H Shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the board of Directors of the Company shall not exceed 20 per cent of the aggregate nominal amount of H Shares of the Company in issue as of the date of this Resolution; and

   (c) the board of directors will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as the same may be amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

   For the purposes of this Resolution:

   "H Shares" means the overseas-listed foreign invested shares in the share capital of the Company with a par value RMB1.00 each, and which are subscribed for and traded in Hong Kong Dollars;

   "Relevant Period" means the period from the passing of this Resolution until the earliest of:

   (1) the conclusion of the next annual general meeting of the Company following the passing of this Resolution; or

   (2) the expiration of the 12-month period following the passing of this Resolution; or

   (3) the date on which the authority set out in this Resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

   (2) contingent on the board of directors resolving to issue shares pursuant to sub-paragraph (1) of this Resolution, the board of directors of the Company be authorised to:

   (a) approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the issue of such new H Shares including, without limitation, the time and place of issue, making all necessary applications to the relevant authorities, entering into an underwriting agreement (or any other agreement);

   (b) determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities; and

   (c) increase the registered capital of the Company in accordance with the actual increase of capital by issuing H Shares pursuant to sub-paragraph (1) of this Resolution, to register the increased capital with the relevant authorities in the PRC and to make such amendment to the Articles of Association of the Company as it thinks fit so as to reflect the increase and any other resultant changes in the registered capital of the Company."

By order of the board of Directors of
China Shipping Container Lines Company Limited
Li Kelin
Chairman

Shanghai, the People's Republic of China
4 January 2005

Notes:

(A) The address of Computershare Hong Kong Investor Services Limited is as follows:

46th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

(B) Holders of domestic shares or H shares, who intend to attend the Special General Meeting, must complete the reply slips and return them to the Directorate Secretary Office of the Company not later than 20 days before the date of the Special General Meeting, i.e. no later than Friday, 28 January 2005.

Details of the Directorate Secretary Office of the Company are as follows:

Room 610
6th Floor
700 Dong Da Ming Road
Shanghai
the People's Republic of China
Tel: 86-21-6596-6666
Fax: 86-21-6596-6813

(C) Each holder of H shares who has the right to attend and vote at the Special General Meeting is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the Special General Meeting. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(D) The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other documents of authorisation, must be notarially certified.

(E) To be valid, for holders of H shares, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointor, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Computershare Hong Kong Investor Services Limited, the address of which is set out in Note (A) above, not less than 24 hours before the time for holding the Special General Meeting or any adjournment thereof in order for such documents to be valid.

(F) Each holder of domestic shares is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the Special General Meeting. Notes (C) to (D) also apply to holders of domestic shares, except that the proxy form or other documents of authority must be delivered to the Directorate Secretary Office of the Company, the address of which is set out in Note (B) above, not less than 24 hours before the time for holding the Special General Meeting or any adjournment thereof in order for such documents to be valid.

(G) If a proxy attends the Special General Meeting on behalf of a shareholder, he should produce his identity card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the Special General Meeting, such representative should produce his/her identity card and the notarised copy of the resolution passed by the board of directors or other authorities or other notarised copy of the licence issued by such legal person shareholder.

(H) Pursuant to Articles 8.18 to 8.20 of the Articles of Association of the Company, at the Special General Meeting, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

(1) by the chairman of the meeting;

(2) by at least two Shareholders entitled to vote present in person or by proxy;

(3) by one or more Shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a Shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

(I) The Special General Meeting is expected to last for half a day. Shareholders attending the Special General Meeting are responsible for their own transportation and accommodation expenses.

(J) Mr. Yan Mingyi (燕明義), aged 59, is a senior engineer and is currently the general manager, party secretary of Shanghai Maritime Transport (Group) Company, party secretary of the oil tankers branch of China Shipping Development Company Limited, a joint stock limited company incorporated in the PRC whose H Shares and A shares are listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange respectively, and is a subsidiary of China Shipping (Group) Company. He began his career in the shipping industry in 1970. Between April 1970 and January 1986, he held the posts of captain of oil tanker branch and navigation captain of Shanghai Bureau of Maritime Transportation Administration and between January 1986 and December 1995, he held the posts of deputy manager, manager and deputy party secretary of Shanghai Bureau of Maritime Transportation Administration. Between December 1995 and July 1997, he held the posts of deputy general manager of Shanghai Maritime Transport (Group) Company and China Shipping Development Company Limited. Between July 1997 and April 2003, he held the posts of general manager and deputy party secretary of Shanghai Maritime Transport (Group) Company, deputy general manager of China Shipping Development Company Limited and general manager of the oil tankers branch of China Shipping Development Company Limited. Between April 2003 and December 2004, he held the posts of general manager of China Shipping Development Company Limited, general manager of the oil tankers branch of China Shipping Development Company Limited and deputy party secretary of Shanghai Maritime Transport (Group) Company. Mr. Yan has extensive enterprise management experience. Mr. Yan graduated from Dalian Maritime University with a professional qualification in marine navigation in 1968.

Save as the above, Mr. Yan does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. He has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO"). The appointment of Mr. Yan will commence from the conclusion of the SGM. He will enter into a service contract with the Company and the length of service will be from the date of his appointment until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007. The annual remuneration of Mr. Yan (including bonus and other emoluments, if any) will be decided by the board after his appointment as a Director becomes effective. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company's shareholders.

(K) Mr. Huang Xiaowen (黃小文), aged 42, is currently the executive deputy general manager of the Company. He began his career in the shipping industry in 1981. Mr. Huang assists the general manager of the Company and is responsible for the Company's production and operation work. Between 1981 and 1997, he was the section chief of Guangzhou Ocean Shipping Company container shipping department, deputy general manager and general manager of the container shipping department of China Ocean Shipping Group. Since 1997, he became the executive deputy general manager of the Company. Mr. Huang has extensive knowledge relating to container shipping and is experienced in management. His bulk container technology was awarded the new Hong Kong product 2002, and the gold prize at the New Technology International Expo and received a practical new model patent from the International Intellectual Property Rights Bureau of the PRC. Mr. Huang graduated in 1981 from Qingdao Academy of Seamen, majoring in vessel piloting. Mr. Huang joined the Company in October 1997.

Save as the above, Mr. Huang does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. He has no interest in the shares of the Company within the meaning of Part XV of the SFO. The appointment of Mr. Huang will commence from the conclusion of the SGM. He will enter into a service contract with the Company and the length of service will be from the date of his appointment until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007. The annual remuneration of Mr. Huang (including bonus and other emoluments, if any) will be decided by the board after his appointment as a Director becomes effective. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company's shareholders.

(L) Mr. Zhao Hongzhou (趙宏舟), aged 36, is currently the deputy general manager of the Company. Mr. Zhao assists the general manager of the Company and is responsible for the Company's production, operation and administrative work. He began his career in the shipping industry in 1993. In 1994, he took on the role of department head of China Ocean Shipping Group Container Shipping main office. Between 1997 and 2002, he has been the deputy general manager and general manager of the executive department of China Shipping and accumulated a lot of experience in relation to management. Mr. Zhao graduated in 1993 from Shanghai Maritime University (Masters Postgraduate), majoring in transportation management and engineering where he obtained a Masters degree in engineering. Mr. Zhao joined the Company in November 2002.

Save as the above, Mr. Zhao does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. He has no interest in the shares of the Company within the meaning of Part XV of the SFO. The appointment of Mr. Zhao will commence from the conclusion of the SGM. He will enter into a service contract with the Company and the length of service will be from the date of his appointment until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007. The annual remuneration of Mr. Zhao (including bonus and other emoluments, if any) will be decided by the board after his appointment as a Director becomes effective. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company's shareholders.

(M) Mr. Zhang Guofa (張國發), aged 48, is currently the vice president of China Shipping (Group) Company. He began his career in the shipping industry in 1980. Since 1991, he began working in the water transport department of the Ministry of Communications and has held the posts of deputy department head, department head, deputy section chief, section chief. Between July 2000 and November 2001, he was an assistant to the director in the Ministry of Communications, department of water transport. Between November 2001 and November 2004, he was the deputy director of the water transport department of the Ministry of Communications. From November 2004, he became the vice president of China Shipping (Group) Company. Mr. Zhang has extensive management experience. Mr. Zhang graduated from Wuhan University in 1988, obtained a Master degree in 1991 and a Doctorate degree in 1997.

Save as the above, Mr. Zhang does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. He has no interest in the shares of the Company within the meaning of Part XV of the SFO. The appointment of Mr. Zhang will commence from the conclusion of the SGM. He will enter into a service contract with the Company and the length of service will be from the date of his appointment until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007. The annual remuneration of Mr. Zhang (including bonus and other emoluments, if any) will be decided by the board after his appointment as a Director becoming effective. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company's shareholders.

(N) Mr. Huang Xinming (黃新明), aged 50, a senior engineer and is currently the party secretary of the Company. He began his career in the shipping industry in 1971. Between July 1985 and October 1993, he held the posts of deputy section chief and section chief of Shanghai Bureau of Maritime Transportation Administration. Between October 1993 and December 1995, he held the posts of general manager of organisation division and general manager of personnel ministry of Shanghai Maritime Transport (Group) Company. Between December 1995 and December 1998, he held the posts of deputy general manager of Shanghai Maritime Transport (Group) Company, general manager and party secretary of China Shipping Agency Company Limited. Between December 1998 and January 2000, he held the post of general manager of China Shipping Agency Company Limited. Between January 2000 and August 2004, he held the posts of assistant to the president of China Shipping (Group) Company, general manager and deputy party secretary of China Shipping Logistics Company Limited. Mr. Huang has years of management experience. Mr. Huang graduated from the post-graduate class of East China Normal University in January 1997, majoring in global economics and obtained a Master degree in business administration from Asia International Open University in October 1999. Mr. Huang joined the Company in December 2004.

Save as the above, Mr. Huang does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. He has no interest in the shares of the Company within the meaning of Part XV of the SFO. The appointment of Mr. Huang will commence from the conclusion of the SGM. He will enter into a service contract with the Company and the length of service will be from the date of his appointment until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007. The annual remuneration of Mr. Huang (including bonus and other emoluments, if any) will be decided by the board after his appointment as a Supervisor becoming effective. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company's shareholders.

The board of Directors as at the date of this notice comprises of Mr. Li Kelin and Mr. Jia Hongxiang, being executive Directors, Mr. Li Shaode, Mr. Zhang Jianhua, Mr. Wang Daxiong and Mr. Wang Xiangyun, being non-executive Directors, and Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven being independent non-executive Directors.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance under the English name "China Shipping Container Lines Company Limited".*

SOUTH CHINA MORNING POST - 4 JAN 2005



中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock code: 2866)

Notice of Special General Meeting

NOTICE IS HEREBY GIVEN that a Special General Meeting ("SGM") of China Shipping Container Lines Company Limited (the "Company") will be held at 10:30 a.m. on Friday, 18 February 2005 at Room 1016, 10th Floor, 700 Dong Da Ming Road, Shanghai, the People's Republic of China (the "PRC") for the following purposes:

1. to consider and, if thought fit, approve the following proposed amendment to the Articles of Association of the Company by way of **special resolution**, details of which are as follows:

   Article 10.1 to be deleted in its entirety and replaced by the following:

   Article 10.1 The Company has a board of directors which is responsible for and reports to the general meetings. The board of directors is composed of 13 directors, among which at least two of them are executive directors who are responsible for the daily duties designated by the Company whilst the remaining are non-executive directors who do not deal with daily affairs. The board of directors has one chairman and one vice-chairman.

2. to consider and approve the appointment of Mr. Yan Mingyi as a non-executive director of the Company with effect from the conclusion of the SGM until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007.

3. to consider and approve the appointment of Mr. Huang Xiaowen as an executive director of the Company with effect from the conclusion of the SGM until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007.

4. to consider and approve the appointment of Mr. Zhao Hongzhou as an executive director of the Company with effect from the conclusion of the SGM until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007.

5. to consider and approve the appointment of Mr. Zhang Guofa as a non-executive director of the Company with effect from the conclusion of the SGM and until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007.

6. to consider and approve the appointment of Mr. Huang Xinming as a supervisor of the Company with effect from the conclusion of the SGM until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007.

7. to consider and approve the change in use of the Listing proceeds as described in the press announcement of the Company dated 30 December 2004.

8. to consider and, if thought fit, approve the following by way of **special resolution**

   "THAT:

   (1) there be granted to the board of directors of the Company an unconditional general mandate to issue, allot and deal with additional H Shares of the Company and to make or grant offers, agreements and options in respect thereof, subject to the following conditions:

   (a) such mandate shall not extend beyond the Relevant Period save that the board of directors of the Company may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

   (b) the aggregate nominal amount of H Shares allotted or agreed conditionally or unconditionally to be alloted (whether pursuant to an option or otherwise) by the board of Directors of the Company shall not exceed 20 per cent of the aggregate nominal amount of H Shares of the Company in issue as of the date of this Resolution; and

   (c) the board of directors will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as the same may be amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

   For the purposes of this Resolution:

   "H Shares" means the overseas-listed foreign invested shares in the share capital of the Company with a par value RMB1.00 each, and which are subscribed for and traded in Hong Kong Dollars;

   "Relevant Period" means the period from the passing of this Resolution until the earliest of:

   (1) the conclusion of the next annual general meeting of the Company following the passing of this Resolution; or

   (2) the expiration of the 12-month period following the passing of this Resolution; or

   (3) the date on which the authority set out in this Resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

   (2) contingent on the board of directors resolving to issue shares pursuant to sub-paragraph (1) of this Resolution, the board of directors of the Company be authorised to:

   (a) approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the issue of such new H Shares including, without limitation, the time and place of issue, making all necessary applications to the relevant authorities, entering into an underwriting agreement (or any other agreement);

   (b) determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities; and

   (c) increase the registered capital of the Company in accordance with the actual increase of capital by issuing H Shares pursuant to sub-paragraph (1) of this Resolution, to register the increased capital with the relevant authorities in the PRC and to make such amendment to the Articles of Association of the Company as it thinks fit so as to reflect the increase and any other resultant changes in the registered capital of the Company."

By order of the board of Directors of
China Shipping Container Lines Company Limited
Li Kelin
Chairman

Shanghai, the People's Republic of China
4 January 2005

Notes:

(A) The address of Computershare Hong Kong Investor Services Limited is as follows:

46th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

(B) Holders of domestic shares or H shares, who intend to attend the Special General Meeting, must complete the reply slips and return them to the Directorate Secretary Office of the Company not later than 20 days before the date of the Special General Meeting, i.e. no later than Friday, 28 January 2005.

Details of the Directorate Secretary Office of the Company are as follows:

Room 610
6th Floor
700 Dong Da Ming Road
Shanghai
the People's Republic of China
Tel: 86-21-6596-6666
Fax: 86-21-6596-6813

(C) Each holder of H shares who has the right to attend and vote at the Special General Meeting is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the Special General Meeting. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(D) The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other documents of authorisation, must be notarially certified.

(E) To be valid, for holders of H shares, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointor, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Computershare Hong Kong Investor Services Limited, the address of which is set out in Note (A) above, not less than 24 hours before the time for holding the Special General Meeting or any adjournment thereof in order for such documents to be valid.

(F) Each holder of domestic shares is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the Special General Meeting. Notes (C) to (D) also apply to holders of domestic shares, except that the proxy form or other documents of authority must be delivered to the Directorate Secretary Office of the Company, the address of which is set out in Note (B) above, not less than 24 hours before the time for holding the Special General Meeting or any adjournment thereof in order for such documents to be valid.

(G) If a proxy attends the Special General Meeting on behalf of a shareholder, he should produce his identity card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the Special General Meeting, such representative should produce his/her identity card and the notarised copy of the resolution passed by the board of directors or other authorities or other notarised copy of the licence issued by such legal person shareholder.

(H) Pursuant to Articles 8.18 to 8.20 of the Articles of Association of the Company, at the Special General Meeting, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

(1) by the chairman of the meeting;

(2) by at least two Shareholders entitled to vote present in person or by proxy;

(3) by one or more Shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a Shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

(I) The Special General Meeting is expected to last for half a day. Shareholders attending the Special General Meeting are responsible for their own transportation and accommodation expenses.

(J) Mr. Yan Mingyi (燕明義), aged 59, is a senior engineer and is currently the general manager, party secretary of Shanghai Maritime Transport (Group) Company, party secretary of the oil tankers branch of China Shipping Development Company Limited, a joint stock limited company incorporated in the PRC whose H Shares and A shares are listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange respectively, and is a subsidiary of China Shipping (Group) Company. He began his career in the shipping industry in 1970. Between April 1970 and January 1986, he held the posts of captain of oil tanker branch and navigation captain of Shanghai Bureau of Maritime Transportation Administration and between January 1986 and December 1995, he held the posts of deputy manager, manager and deputy party secretary of Shanghai Bureau of Maritime Transportation Administration. Between December 1995 and July 1997, he held the posts of deputy general manager of Shanghai Maritime Transport (Group) Company and China Shipping Development Company Limited. Between July 1997 and April 2003, he held the posts of general manager and deputy party secretary of Shanghai Maritime Transport (Group) Company, deputy general manager of China Shipping Development Company Limited and general manager of the oil tankers branch of China Shipping Development Company Limited. Between April 2003 and December 2004, he held the posts of general manager of China Shipping Development Company Limited, general manager of the oil tankers branch of China Shipping Development Company Limited and deputy party secretary of Shanghai Maritime Transport (Group) Company. Mr. Yan has extensive enterprise management experience. Mr. Yan graduated from Dalian Maritime University with a professional qualification in marine navigation in 1968.

Save as the above, Mr. Yan does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. He has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO"). The appointment of Mr. Yan will commence from the conclusion of the SGM. He will enter into a service contract with the Company and the length of service will be from the date of his appointment until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007. The annual remuneration of Mr. Yan (including bonus and other emoluments, if any) will be decided by the board after his appointment as a Director becomes effective. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company's shareholders.

(K) Mr. Huang Xiaowen (黃小文), aged 42, is currently the executive deputy general manager of the Company. He began his career in the shipping industry in 1981. Mr. Huang assists the general manager of the Company and is responsible for the Company's production and operation work. Between 1981 and 1997, he was the section chief of Guangzhou Ocean Shipping Company container shipping department, deputy general manager and general manager of the container shipping department of China Ocean Shipping Group. Since 1997, he became the executive deputy general manager of the Company. Mr. Huang has extensive knowledge relating to container shipping and is experienced in management. His bulk container technology was awarded the new Hong Kong product 2002, and the gold prize at the New Technology International Expo and received a practical new model patent from the International Intellectual Property Rights Bureau of the PRC. Mr. Huang graduated in 1981 from Qingdao Academy of Seamen, majoring in vessel piloting. Mr. Huang joined the Company in October 1997.

Save as the above, Mr. Huang does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. He has no interest in the shares of the Company within the meaning of Part XV of the SFO. The appointment of Mr. Huang will commence from the conclusion of the SGM. He will enter into a service contract with the Company and the length of service will be from the date of his appointment until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007. The annual remuneration of Mr. Huang (including bonus and other emoluments, if any) will be decided by the board after his appointment as a Director becomes effective. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company's shareholders.

(L) Mr. Zhao Hongzhou (趙宏舟), aged 36, is currently the deputy general manager of the Company. Mr. Zhao assists the general manager of the Company and is responsible for the Company's production, operation and administrative work. He began his career in the shipping industry in 1993. In 1994, he took on the role of department head of China Ocean Shipping Group Container Shipping main office. Between 1997 and 2002, he has been the deputy general manager and general manager of the executive department of China Shipping and accumulated a lot of experience in relation to management. Mr. Zhao graduated in 1993 from Shanghai Maritime University (Masters Postgraduate), majoring in transportation management and engineering where he obtained a Masters degree in engineering. Mr. Zhao joined the Company in November 2002.

Save as the above, Mr. Zhao does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. He has no interest in the shares of the Company within the meaning of Part XV of the SFO. The appointment of Mr. Zhao will commence from the conclusion of the SGM. He will enter into a service contract with the Company and the length of service will be from the date of his appointment until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007. The annual remuneration of Mr. Zhao (including bonus and other emoluments, if any) will be decided by the board after his appointment as a Director becomes effective. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company's shareholders.

(M) Mr. Zhang Guofa (張國發), aged 48, is currently the vice president of China Shipping (Group) Company. He began his career in the shipping industry in 1980. Since 1991, he began working in the water transport department of the Ministry of Communications and has held the posts of deputy department head, department head, deputy section chief, section chief. Between July 2000 and November 2001, he was an assistant to the director in the Ministry of Communications, department of water transport. Between November 2001 and November 2004, he was the deputy director of the water transport department of the Ministry of Communications. From November 2004, he became the vice president of China Shipping (Group) Company. Mr. Zhang has extensive management experience. Mr. Zhang graduated from Wuhan University in 1988, obtained a Master degree in 1991 and a Doctorate degree in 1997.

Save as the above, Mr. Zhang does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. He has no interest in the shares of the Company within the meaning of Part XV of the SFO. The appointment of Mr. Zhang will commence from the conclusion of the SGM. He will enter into a service contract with the Company and the length of service will be from the date of his appointment until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007. The annual remuneration of Mr. Zhang (including bonus and other emoluments, if any) will be decided by the board after his appointment as a Director becoming effective. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company's shareholders.

(N) Mr. Huang Xinming (黃新明), aged 50, a senior engineer and is currently the party secretary of the Company. He began his career in the shipping industry in 1971. Between July 1985 and October 1993, he held the posts of deputy section chief and section chief of Shanghai Bureau of Maritime Transportation Administration. Between October 1993 and December 1995, he held the posts of general manager of organisation division and general manager of personnel ministry of Shanghai Maritime Transport (Group) Company. Between December 1995 and December 1998, he held the posts of deputy general manager of Shanghai Maritime Transport (Group) Company, general manager and party secretary of China Shipping Agency Company Limited. Between December 1998 and January 2000, he held the post of general manager of China Shipping Agency Company Limited. Between January 2000 and August 2004, he held the posts of assistant to the president of China Shipping (Group) Company, general manager and deputy party secretary of China Shipping Logistics Company Limited. Mr. Huang has years of management experience. Mr. Huang graduated from the post-graduate class of East China Normal University in January 1997, majoring in global economics and obtained a Master degree in business administration from Asia International Open University in October 1999. Mr. Huang joined the Company in December 2004.

Save as the above, Mr. Huang does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. He has no interest in the shares of the Company within the meaning of Part XV of the SFO. The appointment of Mr. Huang will commence from the conclusion of the SGM. He will enter into a service contract with the Company and the length of service will be from the date of his appointment until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007. The annual remuneration of Mr. Huang (including bonus and other emoluments, if any) will be decided by the board after his appointment as a Supervisor becoming effective. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company's shareholders.

The board of Directors as at the date of this notice comprises of Mr. Li Kelin and Mr. Jia Hongxiang, being executive Directors, Mr. Li Shaode, Mr. Zhang Jianhua, Mr. Wang Daxiong and Mr. Wang Xiangyun, being non-executive Directors, and Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven being independent non-executive Directors.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance under the English name "China Shipping Container Lines Company Limited".*

SOUTH CHINA MORNING POST - 4 JAN 2005



中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock code: 2866)

Notice of Special General Meeting

NOTICE IS HEREBY GIVEN that a Special General Meeting ("SGM") of China Shipping Container Lines Company Limited (the "Company") will be held at 10:30 a.m. on Friday, 18 February 2005 at Room 1016, 10th Floor, 700 Dong Da Ming Road, Shanghai, the People's Republic of China (the "PRC") for the following purposes:

1. to consider and, if thought fit, approve the following proposed amendment to the Articles of Association of the Company by way of **special resolution**, details of which are as follows:

   Article 10.1 to be deleted in its entirety and replaced by the following:

   Article 10.1 The Company has a board of directors which is responsible for and reports to the general meetings. The board of directors is composed of 13 directors, among which at least two of them are executive directors who are responsible for the daily duties designated by the Company whilst the remaining are non-executive directors who do not deal with daily affairs. The board of directors has one chairman and one vice-chairman.

2. to consider and approve the appointment of Mr. Yan Mingyi as a non-executive director of the Company with effect from the conclusion of the SGM until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007.

3. to consider and approve the appointment of Mr. Huang Xiaowen as an executive director of the Company with effect from the conclusion of the SGM until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007.

4. to consider and approve the appointment of Mr. Zhao Hongzhou as an executive director of the Company with effect from the conclusion of the SGM until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007.

5. to consider and approve the appointment of Mr. Zhang Guofa as a non-executive director of the Company with effect from the conclusion of the SGM and until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007.

6. to consider and approve the appointment of Mr. Huang Xinming as a supervisor of the Company with effect from the conclusion of the SGM until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007.

7. to consider and approve the change in use of the Listing proceeds as described in the press announcement of the Company dated 30 December 2004.

8. to consider and, if thought fit, approve the following by way of **special resolution**

   "THAT:

   (1) there be granted to the board of directors of the Company an unconditional general mandate to issue, allot and deal with additional H Shares of the Company and to make or grant offers, agreements and options in respect thereof, subject to the following conditions:

   (a) such mandate shall not extend beyond the Relevant Period save that the board of directors of the Company may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

   (b) the aggregate nominal amount of H Shares allotted or agreed conditionally or unconditionally to be alloted (whether pursuant to an option or otherwise) by the board of Directors of the Company shall not exceed 20 per cent of the aggregate nominal amount of H Shares of the Company in issue as of the date of this Resolution; and

   (c) the board of directors will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as the same may be amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

   For the purposes of this Resolution:

   "H Shares" means the overseas-listed foreign invested shares in the share capital of the Company with a par value RMB1.00 each, and which are subscribed for and traded in Hong Kong Dollars;

   "Relevant Period" means the period from the passing of this Resolution until the earliest of:

   (1) the conclusion of the next annual general meeting of the Company following the passing of this Resolution; or

   (2) the expiration of the 12-month period following the passing of this Resolution; or

   (3) the date on which the authority set out in this Resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

   (2) contingent on the board of directors resolving to issue shares pursuant to sub-paragraph (1) of this Resolution, the board of directors of the Company be authorised to:

   (a) approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the issue of such new H Shares including, without limitation, the time and place of issue, making all necessary applications to the relevant authorities, entering into an underwriting agreement (or any other agreement);

   (b) determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities; and

   (c) increase the registered capital of the Company in accordance with the actual increase of capital by issuing H Shares pursuant to sub-paragraph (1) of this Resolution, to register the increased capital with the relevant authorities in the PRC and to make such amendment to the Articles of Association of the Company as it thinks fit so as to reflect the increase and any other resultant changes in the registered capital of the Company."

By order of the board of Directors of
China Shipping Container Lines Company Limited
Li Kelin
Chairman

Shanghai, the People's Republic of China
4 January 2005

Notes:

(A) The address of Computershare Hong Kong Investor Services Limited is as follows:

46th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

(B) Holders of domestic shares or H shares, who intend to attend the Special General Meeting, must complete the reply slips and return them to the Directorate Secretary Office of the Company not later than 20 days before the date of the Special General Meeting, i.e. no later than Friday, 28 January 2005.

Details of the Directorate Secretary Office of the Company are as follows:

Room 610
6th Floor
700 Dong Da Ming Road
Shanghai
the People's Republic of China
Tel: 86-21-6596-6666
Fax: 86-21-6596-6813

(C) Each holder of H shares who has the right to attend and vote at the Special General Meeting is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the Special General Meeting. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(D) The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other documents of authorisation, must be notarially certified.

(E) To be valid, for holders of H shares, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointor, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Computershare Hong Kong Investor Services Limited, the address of which is set out in Note (A) above, not less than 24 hours before the time for holding the Special General Meeting or any adjournment thereof in order for such documents to be valid.

(F) Each holder of domestic shares is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the Special General Meeting. Notes (C) to (D) also apply to holders of domestic shares, except that the proxy form or other documents of authority must be delivered to the Directorate Secretary Office of the Company, the address of which is set out in Note (B) above, not less than 24 hours before the time for holding the Special General Meeting or any adjournment thereof in order for such documents to be valid.

(G) If a proxy attends the Special General Meeting on behalf of a shareholder, he should produce his identity card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the Special General Meeting, such representative should produce his/her identity card and the notarised copy of the resolution passed by the board of directors or other authorities or other notarised copy of the licence issued by such legal person shareholder.

(H) Pursuant to Articles 8.18 to 8.20 of the Articles of Association of the Company, at the Special General Meeting, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

(1) by the chairman of the meeting;

(2) by at least two Shareholders entitled to vote present in person or by proxy;

(3) by one or more Shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a Shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

(I) The Special General Meeting is expected to last for half a day. Shareholders attending the Special General Meeting are responsible for their own transportation and accommodation expenses.

(J) Mr. Yan Mingyi (嚴明義), aged 59, is a senior engineer and is currently the general manager, party secretary of Shanghai Maritime Transport (Group) Company, party secretary of the oil tankers branch of China Shipping Development Company Limited, a joint stock limited company incorporated in the PRC whose H Shares and A shares are listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange respectively, and is a subsidiary of China Shipping (Group) Company. He began his career in the shipping industry in 1970. Between April 1970 and January 1986, he held the posts of captain of oil tanker branch and navigation captain of Shanghai Bureau of Maritime Transportation Administration and between January 1986 and December 1995, he held the posts of deputy manager, manager and deputy party secretary of Shanghai Bureau of Maritime Transportation Administration. Between December 1995 and July 1997, he held the posts of deputy general manager of Shanghai Maritime Transport (Group) Company and China Shipping Development Company Limited. Between July 1997 and April 2003, he held the posts of general manager and deputy party secretary of Shanghai Maritime Transport (Group) Company, deputy general manager of China Shipping Development Company Limited and general manager of the oil tankers branch of China Shipping Development Company Limited. Between April 2003 and December 2004, he held the posts of general manager of China Shipping Development Company Limited, general manager of the oil tankers branch of China Shipping Development Company Limited and deputy party secretary of Shanghai Maritime Transport (Group) Company. Mr. Yan has extensive enterprise management experience. Mr. Yan graduated from Dalian Maritime University with a professional qualification in marine navigation in 1968.

Save as the above, Mr. Yan does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. He has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO"). The appointment of Mr. Yan will commence from the conclusion of the SGM. He will enter into a service contract with the Company and the length of service will be from the date of his appointment until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007. The annual remuneration of Mr. Yan (including bonus and other emoluments, if any) will be decided by the board after his appointment as a Director becomes effective. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company's shareholders.

(K) Mr. Huang Xiaowen (黃小文), aged 42, is currently the executive deputy general manager of the Company. He began his career in the shipping industry in 1981. Mr. Huang assists the general manager of the Company and is responsible for the Company's production and operation work. Between 1981 and 1997, he was the section chief of Guangzhou Ocean Shipping Company container shipping department, deputy general manager and general manager of the container shipping department of China Ocean Shipping Group. Since 1997, he became the executive deputy general manager of the Company. Mr. Huang has extensive knowledge relating to container shipping and is experienced in management. His bulk container technology was awarded the new Hong Kong product 2002, and the gold prize at the New Technology International Expo and received a practical new model patent from the International Intellectual Property Rights Bureau of the PRC. Mr. Huang graduated in 1981 from Qingdao Academy of Seamen, majoring in vessel piloting. Mr. Huang joined the Company in October 1997.

Save as the above, Mr. Huang does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. He has no interest in the shares of the Company within the meaning of Part XV of the SFO. The appointment of Mr. Huang will commence from the conclusion of the SGM. He will enter into a service contract with the Company and the length of service will be from the date of his appointment until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007. The annual remuneration of Mr. Huang (including bonus and other emoluments, if any) will be decided by the board after his appointment as a Director becomes effective. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company's shareholders.

(L) Mr. Zhao Hongzhou (趙宏舟), aged 36, is currently the deputy general manager of the Company. Mr. Zhao assists the general manager of the Company and is responsible for the Company's production, operation and administrative work. He began his career in the shipping industry in 1993. In 1994, he took on the role of department head of China Ocean Shipping Group Container Shipping main office. Between 1997 and 2002, he has been the deputy general manager and general manager of the executive department of China Shipping and accumulated a lot of experience in relation to management. Mr. Zhao graduated in 1993 from Shanghai Maritime University (Masters Postgraduate), majoring in transportation management and engineering where he obtained a Masters degree in engineering. Mr. Zhao joined the Company in November 2002.

Save as the above, Mr. Zhao does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. He has no interest in the shares of the Company within the meaning of Part XV of the SFO. The appointment of Mr. Zhao will commence from the conclusion of the SGM. He will enter into a service contract with the Company and the length of service will be from the date of his appointment until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007. The annual remuneration of Mr. Zhao (including bonus and other emoluments, if any) will be decided by the board after his appointment as a Director becomes effective. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company's shareholders.

(M) Mr. Zhang Guofa (張國發), aged 48, is currently the vice president of China Shipping (Group) Company. He began his career in the shipping industry in 1980. Since 1991, he began working in the water transport department of the Ministry of Communications and has held the posts of deputy department head, department head, deputy section chief, section chief. Between July 2000 and November 2001, he was an assistant to the director in the Ministry of Communications, department of water transport. Between November 2001 and November 2004, he was the deputy director of the water transport department of the Ministry of Communications. From November 2004, he became the vice president of China Shipping (Group) Company. Mr. Zhang has extensive management experience. Mr. Zhang graduated from Wuhan University in 1988, obtained a Master degree in 1991 and a Doctorate degree in 1997.

Save as the above, Mr. Zhang does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. He has no interest in the shares of the Company within the meaning of Part XV of the SFO. The appointment of Mr. Zhang will commence from the conclusion of the SGM. He will enter into a service contract with the Company and the length of service will be from the date of his appointment until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007. The annual remuneration of Mr. Zhang (including bonus and other emoluments, if any) will be decided by the board after his appointment as a Director becoming effective. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company's shareholders.

(N) Mr. Huang Xinming (黃新明), aged 50, a senior engineer and is currently the party secretary of the Company. He began his career in the shipping industry in 1971. Between July 1985 and October 1993, he held the posts of deputy section chief and section chief of Shanghai Bureau of Maritime Transportation Administration. Between October 1993 and December 1995, he held the posts of general manager of organisation division and general manager of personnel ministry of Shanghai Maritime Transport (Group) Company. Between December 1995 and December 1998, he held the posts of deputy general manager of Shanghai Maritime Transport (Group) Company, general manager and party secretary of China Shipping Agency Company Limited. Between December 1998 and January 2000, he held the post of general manager of China Shipping Agency Company Limited. Between January 2000 and August 2004, he held the posts of assistant to the president of China Shipping (Group) Company, general manager and deputy party secretary of China Shipping Logistics Company Limited. Mr. Huang has years of management experience. Mr. Huang graduated from the post-graduate class of East China Normal University in January 1997, majoring in global economics and obtained a Master degree in business administration from Asia International Open University in October 1999. Mr. Huang joined the Company in December 2004.

Save as the above, Mr. Huang does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. He has no interest in the shares of the Company within the meaning of Part XV of the SFO. The appointment of Mr. Huang will commence from the conclusion of the SGM. He will enter into a service contract with the Company and the length of service will be from the date of his appointment until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007. The annual remuneration of Mr. Huang (including bonus and other emoluments, if any) will be decided by the board after his appointment as a Supervisor becoming effective. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company's shareholders.

The board of Directors as at the date of this notice comprises of Mr. Li Kelin and Mr. Jia Hongxiang, being executive Directors, Mr. Li Shaode, Mr. Zhang Jianhua, Mr. Wang Daxiong and Mr. Wang Xiangyun, being non-executive Directors, and Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven being independent non-executive Directors.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance under the English name "China Shipping Container Lines Company Limited".*

文匯報　　　－5 JAN 2005



中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited *

(於中華人民共和國註冊成立的股份有限公司)

(股票代號：2866)

暫停辦理股東登記

茲提述刊發日期為二零零五年一月四日有關中海集裝箱運輸股份有限公司(「本公司」)將於二零零五年二月十八日星期五上午十時三十分假座中華人民共和國上海東大名路700號10樓1016室舉行的臨時股東大會(「臨時股東大會」)的通告。

茲通告，根據本公司的公司章程，為了舉行臨時股東大會，本公司將於二零零五年一月十九日星期三至二零零五年二月十八日星期五(包括首尾兩天)暫停辦理股東登記，期間轉讓本公司的股份將不獲登記。於二零零五年一月十九日星期三辦公時間完結時名列股東名冊的本公司股東，有權出席臨時股東大會，及於會上投票。

為了出席臨時股東大會，本公司H股持有人須於二零零五年一月十八日星期二下午四時前，將所有過戶文件，連同有關股票送到本公司H股過戶登記處香港中央證券登記有限公司(地址為香港灣仔皇后大道東183號合和中心17樓1712-1716號舖)。

承董事會命
中海集裝箱運輸股份有限公司
董事長
李克麟

中華人民共和國上海
二零零五年一月四日

於本公告刊發日期，本公司董事會由執行董事李克麟先生及賈鴻祥先生，非執行董事李紹德先生、張建華先生、王大雄先生及王湘雲先生及獨立非執行董事胡漢湘先生、顧念祖先生、汪宗熙先生及林兆偉先生組成。

* 本公司以其英文名稱「*China Shipping Container Lines Company Limited*」根據香港法例第32章公司條例第XI部登記為一家海外公司。

SOUTH CHINA MORNING POST



中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 2866)

Closure of Register of Members

Reference is made to the notice dated 4 January 2005 of a special general meeting (the "SGM") of China Shipping Container Lines Company Limited (the "Company") to be held at 10:30 a.m. on Friday, 18 February 2005 at Room 1016, 10th Floor, 700 Dong Da Ming Road, Shanghai, the People's Republic of China.

Notice is hereby given that pursuant to the Articles of Association of the Company, for the purpose of holding the SGM, the register of members of the Company (the "Register of Members") will be closed from Wednesday, 19 January 2005 to Friday, 18 February 2005 (both days inclusive), during which period no transfer of shares of the Company will be registered. Shareholders of the Company whose names appear on the Register of Members at the close of business on Wednesday, 19 January 2005 are entitled to attend and vote at the SGM.

In order to attend the SGM, holders of the Company's H shares shall lodge all transfers together with the relevant share certificates to Computershare Hong Kong Investor Services Limited, the Company's H shares registrar, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on Tuesday, 18 January 2005.

By order of the board of directors
China Shipping Container Lines Company Limited
Li Kelin
Chairman

Shanghai, the People's Republic of China
4 January 2005

As at the date of this announcement, the board of directors of the Company comprises Mr. Li Kelin and Mr. Jia Hongxiang, being executive Directors, Mr. Li Shaode, Mr. Zhang Jianhua, Mr. Wang Daxiong and Mr. Wang Xiangyun, being non-executive Directors, and Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven, being independent non-executive Directors.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under the English name "China Shipping Container Lines Company Limited".*

文匯報

-5 JAN 2005

SOUTH CHINA MORNING POST



中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited *
(於中華人民共和國註冊成立的股份有限公司)
(股票代號：2866)

暫停辦理股東登記

茲提述刊發日期為二零零五年一月四日有關中海集裝箱運輸股份有限公司(「本公司」)將於二零零五年二月十八日星期五上午十時三十分假座中華人民共和國上海東大名路700號10樓1016室舉行的臨時股東大會(「臨時股東大會」)的通告。

茲通告，根據本公司的公司章程，為了舉行臨時股東大會，本公司將於二零零五年一月十九日星期三至二零零五年二月十八日星期五(包括首尾兩天)暫停辦理股東登記，期間轉讓本公司的股份將不獲登記。於二零零五年一月十九日星期三辦公時間完結時名列股東名冊的本公司股東，有權出席臨時股東大會，及於會上投票。

為了出席臨時股東大會，本公司H股持有人須於二零零五年一月十八日星期二下午四時前，將所有過戶文件，連同有關股票送到本公司H股過戶登記處香港中央證券登記有限公司(地址為香港灣仔皇后大道東183號合和中心17樓1712-1716號舖)。

承董事會命
中海集裝箱運輸股份有限公司
董事長
李克麟

中華人民共和國上海
二零零五年一月四日

於本公告刊發日期，本公司董事會由執行董事李克麟先生及賈鴻祥先生，非執行董事李紹德先生、張建華先生、王大雄先生及王湘雲先生及獨立非執行董事胡漢湘先生、顧念祖先生、汪宗熙先生及林兆偉先生組成。

* 本公司以其英文名稱「China Shipping Container Lines Company Limited」根據香港法例第32章公司條例第XI部登記為一家海外公司。



中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*
(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock code: 2866)

Closure of Register of Members

Reference is made to the notice dated 4 January 2005 of a special general meeting (the "SGM") of China Shipping Container Lines Company Limited (the "Company") to be held at 10:30 a.m. on Friday, 18 February 2005 at Room 1016, 10th Floor, 700 Dong Da Ming Road, Shanghai, the People's Republic of China.

Notice is hereby given that pursuant to the Articles of Association of the Company, for the purpose of holding the SGM, the register of members of the Company (the "Register of Members") will be closed from Wednesday, 19 January 2005 to Friday, 18 February 2005 (both days inclusive), during which period no transfer of shares of the Company will be registered. Shareholders of the Company whose names appear on the Register of Members at the close of business on Wednesday, 19 January 2005 are entitled to attend and vote at the SGM.

In order to attend the SGM, holders of the Company's H shares shall lodge all transfers together with the relevant share certificates to Computershare Hong Kong Investor Services Limited, the Company's H shares registrar, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on Tuesday, 18 January 2005.

By order of the board of directors
China Shipping Container Lines Company Limited
Li Kelin
Chairman

Shanghai, the People's Republic of China
4 January 2005

As at the date of this announcement, the board of directors of the Company comprises Mr. Li Kelin and Mr. Jia Hongxiang, being executive Directors, Mr. Li Shaode, Mr. Zhang Jianhua, Mr. Wang Daxiong and Mr. Wang Xiangyun, being non-executive Directors, and Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven, being independent non-executive Directors.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under the English name "China Shipping Container Lines Company Limited".*

文匯報 -5 JAN 2005



中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited *

(於中華人民共和國註冊成立的股份有限公司)

(股票代號：2866)

暫停辦理股東登記

茲提述刊發日期為二零零五年一月四日有關中海集裝箱運輸股份有限公司(「本公司」)將於二零零五年二月十八日星期五上午十時三十分假座中華人民共和國上海東大名路700號10樓1016室舉行的臨時股東大會(「臨時股東大會」)的通告。

茲通告，根據本公司的公司章程，為了舉行臨時股東大會，本公司將於二零零五年一月十九日星期三至二零零五年二月十八日星期五(包括首尾兩天)暫停辦理股東登記，期間轉讓本公司的股份將不獲登記。於二零零五年一月十九日星期三辦公時間完結時名列股東名冊的本公司股東，有權出席臨時股東大會，及於會上投票。

為了出席臨時股東大會，本公司H股持有人須於二零零五年一月十八日星期二下午四時前，將所有過戶文件，連同有關股票送到本公司H股過戶登記處香港中央證券登記有限公司(地址為香港灣仔皇后大道東183號合和中心17樓1712-1716號舖)。

承董事會命
中海集裝箱運輸股份有限公司
董事長
李克麟

中華人民共和國上海
二零零五年一月四日

於本公告刊發日期，本公司董事會由執行董事李克麟先生及賈鴻祥先生，非執行董事李紹德先生，張建華先生、王大雄先生及王湘雲先生及獨立非執行董事胡漢湘先生、顧念祖先生、汪宗熙先生及林兆偉先生組成。

* 本公司以其英文名稱「China Shipping Container Lines Company Limited」根據香港法例第32章公司條例第XI部登記為一家海外公司。

SOUTH CHINA MORNING POST



中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 2866)

Closure of Register of Members

Reference is made to the notice dated 4 January 2005 of a special general meeting (the "SGM") of China Shipping Container Lines Company Limited (the "Company") to be held at 10:30 a.m. on Friday, 18 February 2005 at Room 1016, 10th Floor, 700 Dong Da Ming Road, Shanghai, the People's Republic of China.

Notice is hereby given that pursuant to the Articles of Association of the Company, for the purpose of holding the SGM, the register of members of the Company (the "Register of Members") will be closed from Wednesday, 19 January 2005 to Friday, 18 February 2005 (both days inclusive), during which period no transfer of shares of the Company will be registered. Shareholders of the Company whose names appear on the Register of Members at the close of business on Wednesday, 19 January 2005 are entitled to attend and vote at the SGM.

In order to attend the SGM, holders of the Company's H shares shall lodge all transfers together with the relevant share certificates to Computershare Hong Kong Investor Services Limited, the Company's H shares registrar, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on Tuesday, 18 January 2005.

By order of the board of directors
China Shipping Container Lines Company Limited
Li Kelin
Chairman

Shanghai, the People's Republic of China
4 January 2005

As at the date of this announcement, the board of directors of the Company comprises Mr. Li Kelin and Mr. Jia Hongxiang, being executive Directors, Mr. Li Shaode, Mr. Zhang Jianhua, Mr. Wang Daxiong and Mr. Wang Xiangyun, being non-executive Directors, and Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven, being independent non-executive Directors.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under the English name "China Shipping Container Lines Company Limited".*

SOUTH CHINA MORNING POST - 7 JAN 2005

B4

CSCL to spend 3.5b yuan on fleet

New ships and containers are needed to meet strong demand, says executive

SHIPPING
Annette Chiu

China Shipping Container Lines (CSCL) will spend 3.5 billion yuan this year to expand capacity as the international cargo transport business remains robust.

General manager Jia Hongxiang said the company would spend 85 per cent of the money on buying new vessels and the remainder on containers.

"[This] will be a good year for the container shipping industry," Mr Jia said yesterday, adding freight rates would increase 5 per cent to 6 per cent from last year.

The rapid growth of China's exports and imports has fuelled international trade. According to the Ministry of Commerce, mainland trade grew about 39 per cent to more than US$522.97 billion in the first six months of last year.

CSCL said cargo volume in trade between Asia and the US rose a comparative 36 per cent last year, while freight rates climbed 8.7 per cent. The route to Europe and the Middle East saw cargo volumes jump 57 per cent as freight rates rose 13.7 per cent, Mr Jia said.

The route to Australia last year reported the biggest increase in freight rates of 47.6 per cent, while cargo volume increased 11 per cent.

Mr Jia declined to specify how many vessels and containers his company would buy this year but said it would take delivery of 20 new vessels it ordered in 2001 and 2002. It would need to order 220,000 containers to fill the new ships.

As domestic trade delivered a margin of 35 per cent last year, up from 23 per cent a year earlier, CSCL will develop this segment of business.

Last month, the firm agreed to buy a 25-year-old vessel, with a capacity of 1,270 20-ft equivalent units, from its sister company for 71 million yuan. "We'd like to use the ship on domestic coastal routes," Mr Jia said.

CSCL said in its listing prospectus in June last year that it would inject 500 million yuan of its proceeds into Shanghai Puhai, its subsidiary which operates domestic feeder services.

However, Mr Jia said the contribution would be reduced to 200 million yuan, with the rest being spent on vessels and containers.

B4

SOUTH CHINA MORNING POST - 7 JAN 2005

CSCL to spend 3.5b yuan on fleet

New ships and containers are needed to meet strong demand, says executive

SHIPPING
Annette Chiu

China Shipping Container Lines (CSCL) will spend 3.5 billion yuan this year to expand capacity as the international cargo transport business remains robust.

General manager Jia Hongxiang said the company would spend 85 per cent of the money on buying new vessels and the remainder on containers.

"[This] will be a good year for the container shipping industry," Mr Jia said yesterday, adding freight rates would increase 5 per cent to 6 per cent from last year.

The rapid growth of China's exports and imports has fuelled international trade. According to the Ministry of Commerce, mainland trade grew about 39 per cent to more than US$522.97 billion in the first six months of last year.

CSCL said cargo volume in trade between Asia and the US rose a comparative 36 per cent last year, while freight rates climbed 8.7 per cent. The route to Europe and the Middle East saw cargo volumes jump 57 per cent as freight rates rose 13.7 per cent, Mr Jia said.

The route to Australia last year reported the biggest increase in freight rates of 47.6 per cent, while cargo volume increased 11 per cent.

Mr Jia declined to specify how many vessels and containers his company would buy this year but said it would take delivery of 20 new vessels it ordered in 2001 and 2002. It would need to order 220,000 containers to fill the new ships.

As domestic trade delivered a margin of 35 per cent last year, up from 23 per cent a year earlier, CSCL will develop this segment of business.

Last month, the firm agreed to buy a 25-year-old vessel, with a capacity of 1,270 20-ft equivalent units, from its sister company for 71 million yuan. "We'd like to use the ship on domestic coastal routes," Mr Jia said.

CSCL said in its listing prospectus in June last year that it would inject 500 million yuan of its proceeds into Shanghai Puhai, its subsidiary which operates domestic feeder services.

However, Mr Jia said the contribution would be reduced to 200 million yuan, with the rest being spent on vessels and containers.

B4

SOUTH CHINA MORNING POST - 7 JAN 2005

CSCL to spend 3.5b yuan on fleet

New ships and containers are needed to meet strong demand, says executive

SHIPPING
Annette Chiu

China Shipping Container Lines (CSCL) will spend 3.5 billion yuan this year to expand capacity as the international cargo transport business remains robust.

General manager Jia Hongxiang said the company would spend 85 per cent of the money on buying new vessels and the remainder on containers.

"[This] will be a good year for the container shipping industry," Mr Jia said yesterday, adding freight rates would increase 5 per cent to 6 per cent from last year.

The rapid growth of China's exports and imports has fuelled international trade. According to the Ministry of Commerce, mainland trade grew about 39 per cent to more than US$522.97 billion in the first six months of last year.

CSCL said cargo volume in trade between Asia and the US rose a comparative 36 per cent last year, while freight rates climbed 8.7 per cent. The route to Europe and the Middle East saw cargo volumes jump 57 per cent as freight rates rose 13.7 per cent, Mr Jia said.

The route to Australia last year reported the biggest increase in freight rates of 47.6 per cent, while cargo volume increased 11 per cent.

Mr Jia declined to specify how many vessels and containers his company would buy this year but said it would take delivery of 20 new vessels it ordered in 2001 and 2002. It would need to order 220,000 containers to fill the new ships.

As domestic trade delivered a margin of 35 per cent last year, up from 23 per cent a year earlier, CSCL will develop this segment of business.

Last month, the firm agreed to buy a 25-year-old vessel, with a capacity of 1,270 20-ft equivalent units, from its sister company for 71 million yuan. "We'd like to use the ship on domestic coastal routes," Mr Jia said.

CSCL said in its listing prospectus in June last year that it would inject 500 million yuan of its proceeds into Shanghai Puhai, its subsidiary which operates domestic feeder services.

However, Mr Jia said the contribution would be reduced to 200 million yuan, with the rest being spent on vessels and containers.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about any of the contents, you should obtain independent professional advice.

If you have sold or transferred all your shares in **China Shipping Container Lines Company Limited**, you should at once hand this Circular together with the attached form of proxy and reply slip to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.



中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 2866)

PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION, CHANGES IN DIRECTORS AND SUPERVISOR, CHANGE IN THE USE OF LISTING PROCEEDS AND GENERAL MANDATE TO ALLOT AND ISSUE H SHARES

A letter from the board of Directors (the "Board") of China Shipping Container Lines Company Limited (the "Company") is set out on pages 3 to 7 of this Circular. A notice convening the Special General Meeting of the Company to be held at 10:30 a.m. on 18 February 2005 at Room 1016, 10th Floor, 700 Dong Da Ming Road, Shanghai, the People's Republic of China is set out on pages 8 to 15 of this Circular.

If you intend to attend the Special General Meeting, please complete and return the enclosed reply slip in accordance with the instructions printed thereon as soon as possible and in any event by no later than 28 January 2005.

Whether or not you are able to attend the Special General Meeting, please complete and return the enclosed form of proxy in accordance with the instructions printed thereon. The form of proxy must be signed by you or your attorney duly authorized in writing or, in case of a legal person, must either be executed under its seal or under the hand of a legal representative or other attorney duly authorized to sign the same. If the form of proxy is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign, or other document of authorisation, must be notarially certified.

For holders of H shares of the Company, please return the proxy form together with any documents of authority to Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible; and for holders of domestic shares of the Company, please return the above documents to the Directorate Secretary Office of the Company at Room 610, 6th Floor, 700 Dong Da Ming Road, Shanghai, the People's Republic of China as soon as possible, and in both cases in any event not later than 24 hours before the time appointed for holding the Special General Meeting. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting should you so wish.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance under the English name "China Shipping Container Lines Company Limited".*

4 January 2005

CONTENTS

Page

DEFINITIONS

In this Circular, unless the context otherwise requires, the following expressions shall have the following meanings:

"Announcement"	the Company's announcement dated 30 December 2004 in relation to, among other things, equity transfers and capital injections into Shanghai Puhai
"Board"	the board of Directors of the Company
"China Shipping"	China Shipping (Group) Company (中國海運(集團)總公司), a Chinese state-owned enterprise, which is the controlling shareholder of the Company
"Company"	China Shipping Container Lines Company Limited (中海集裝箱運輸股份有限公司), a joint stock limited company established in the PRC, of which 2,420,000,000 H shares are listed on The Stock Exchange of Hong Kong Limited
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"H Shares"	ordinary shares issued by the Company, with a Renminbi-denominated par value of RMB1.00 each, which are subscribed for and traded in Hong Kong dollars
"Listing"	the listing of the Company's H shares on the Main Board of The Stock Exchange of Hong Kong Limited, which commenced on 16 June 2004
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Notice of SGM"	the notice to convene the Special General Meeting dated 4 January 2005 set out on pages 8 to 15 of this Circular
"PRC"	the People's Republic of China
"Prospectus"	the prospectus of the Company dated 4 June 2004
"RMB"	Renminbi, the lawful currency of the PRC
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

"Shanghai Puhai"	Shanghai Puhai Shipping Co., Ltd. (上海浦海航運有限公司), a limited liability company incorporated in the PRC and owned as to 50% by the Company with the remaining 50% ultimately controlled by China Shipping prior to the completion of the equity transfers as described in the Announcement
"Shanghai Puhai Capital Injection Agreement"	the Shanghai Puhai capital injection agreement dated 10 May 2004 entered into between the Company, CS Logistics, China Shipping Agency, CSI and Shanghai Puhai
"Shareholders"	the holders of domestic shares and H Shares of the Company
"Special General Meeting"	the special general meeting of the Shareholders to be held at Room 1016, 10th Floor, 700 Dong Da Ming Road, Shanghai, the People's Republic of China on 18 February 2005



中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 2866)

Directors:
Mr. Li Kelin
Mr. Jia Hongxiang
Mr. Li Shaode*
Mr. Zhang Jianhua*
Mr. Wang Daxiong*
Mr. Wang Xiangyun*
Mr. Hu Hanxiang**
Mr. Gu Nianzu**
Mr. Wang Zongxi**
Mr. Lam Siu Wai, Steven**

* *non-executive Directors*
** *independent non-executive Directors*

Legal address and principal place of business in the PRC:
Rooms A, B, C and D
27th Floor
450 Fu Shan Lu
Pudong New District
Shanghai
the People's Republic of China

Principal place of business in Hong Kong:
Level 69
The Center
99 Queen's Road Central
Hong Kong

4 January 2005

To the Shareholders

Dear Sir or Madam,

The purpose of this Circular is to provide you with information regarding proposed amendment to the Articles of Association, change in the Directors and Supervisor, change in the use of Listing proceeds and general mandate to allot and issue H Shares.

I. PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION

Due to the growth in the Company's business scope and operations, the Directors propose to increase the number of Directors from 10 to 13. Details of the amendment are set out in the attached Notice of SGM.

II. RESIGNATION OF A DIRECTOR AND NOMINATION FOR APPOINTMENT OF FOUR DIRECTORS

Due to Mr. Wang Xiangyun's new job arrangement, Mr. Wang Xiangyun has tendered his resignation as a director of the Company with effect from the conclusion of the Special General Meeting.

The Board and Mr. Wang Xiangyun confirm that (i) there has been no dispute between Mr. Wang Xiangyun, the Board or the Company; and (ii) there are no matters that need to be brought to the attention of the Shareholders in relation to his resignation.

The Board would like to take this opportunity to express its thanks to Mr. Wang Xiangyun for his valuable contribution to the Company during his tenure of service.

The Board further announces that China Shipping proposed to nominate Mr. Yan Mingyi as a non-executive director of the Company in place of Mr. Wang Xiangyun and three additional candidates, Mr. Huang Xiaowen (presently the executive deputy general manager of the Company), Mr. Zhao Hongzhou (presently the current deputy general manager of the Company) and Mr. Zhang Guofa for appointment at the Special General Meeting respectively as an executive Director, an executive Director and a non-executive Director of the Company.

The official appointment of Mr. Yan Mingyi, Mr. Huang Xiaowen, Mr. Zhao Hongzhou and Mr. Zhang Guofa as Directors is subject to approval by Shareholders at the Special General Meeting.

The appointment of Mr. Yan Mingyi, Mr. Huang Xiaowen, Mr. Zhao Hongzhou and Mr. Zhang Guofa will commence at the conclusion of the Special General Meeting. They will enter into service contracts with the Company and the length of service will be from the date of their appointment until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007. The annual remuneration of Mr. Yan Mingyi, Mr. Huang Xiaowen, Mr. Zhao Hongzhou and Mr. Zhang Guofa will be decided by the Board after their appointments become effective.

The particulars required to be disclosed under Rule 13.51(2) of the Listing Rules for the above nominees are set out in notes (J), (K), (L) and (M) of the attached Notice of SGM. A further announcement will be made by the Company as soon as reasonably practicable when the above changes in Directors become effective.

III. RESIGNATION AND NOMINATION OF SUPERVISOR

Due to personal reason, Mr. Zhao Shijiang has tendered his resignation as a supervisor of the Company with effect from the conclusion of the Special General Meeting.

The Board and Mr. Zhao Shijiang confirm that (i) there has been no dispute between Mr. Zhao Shijiang, the supervisory committee or the Company; and (ii) there are no matters that need to be brought to the attention of the Shareholders in relation to his resignation.

The Board would like to take this opportunity to express its thanks to Mr. Zhao Shijiang for his valuable contribution to the Company during his tenure of service.

The Board further announces that China Shipping proposed to nominate Mr. Huang Xinming for appointment as a supervisor of the Company in place of Mr. Zhao Shijiang.

The official appointment of Mr. Huang Xinming is subject to approval by Shareholders at the Special General Meeting.

The appointment of Mr. Huang Xinming will commence at the conclusion of the Special General Meeting. He will enter into a service contract with the Company and the length of service will be from the date of his appointment and to expire upon the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007. The annual remuneration of Mr. Huang will be decided by the Board after his appointment becomes effective.

The particulars required to be disclosed under Rule 13.51(2) of the Listing Rules for Mr. Huang are set out in note (N) of the attached Notice of SGM. A further announcement will be made by the Company as soon as reasonably practicable when the above changes in Supervisors become effective.

IV. CHANGE IN THE USE OF LISTING PROCEEDS

Reference is made to the sections headed "USE OF PROCEEDS" and "Capital injection into Shanghai Puhai" appearing on pages 235 and 168 of the Prospectus. The Company's original plan to make a capital contribution in the amount of RMB500 million into Shanghai Puhai out of its Listing proceeds to increase its shareholding in Shanghai Puhai to 90% as described in the Prospectus has now been changed.

As discussed in the Announcement, instead of making an aggregate RMB500 million capital contribution to Shanghai Puhai, the Company intends to inject an aggregate of only RMB200 million out of the Listing proceeds into Shanghai Puhai in two stages: RMB100 million on or before 31 December 2005 and an additional RMB100 million on or before 31 December 2006. The remaining amount of RMB300 million out of the Listing proceeds initially planned for capital contribution to Shanghai Puhai is intended to be used by the Company for the acquisition of new vessels and containers. The Company will comply with the relevant requirements under the Listing Rules upon entering into agreements relating to such acquisitions.

The original business plan of Shanghai Puhai was to engage in international container shipping as well as provide sub-route container transportation services in the PRC to other domestic and international marine transportation providers. Owing to the rapid development of the business of the Group, the Company intends to strategically reposition Shanghai Puhai's scope of business. It is presently intended that Shanghai Puhai will mainly engage in domestic container shipping and will focus on providing sub-route container transportation services in the PRC and other selected regions globally to members of the Group or other domestic and international marine transportation providers.

As a result of the above change in business plan, Shanghai Puhai will no longer require to use the full amount of RMB500 million out of the Listing proceeds originally intended to be injected into Shanghai Puhai. The revised business plan of Shanghai Puhai will only require an aggregate capital injection of RMB200 million by the Company. Save for the Capital Injections, the Company confirms that as at the date of this announcement, there are no other capital commitment (whether equity, loan or otherwise) or guarantee to be provided by the Company or CS (Shanghai) to Shanghai Puhai. Such reduced capital contribution by the Company reflects the present business intention of the Company.

The above change in the use of Listing proceeds is subject to Shareholders' approval at the Special General Meeting.

V. GENERAL MANDATE TO ALLOT AND ISSUE H SHARES

A special resolution will be proposed at the Special General Meeting to obtain approval from the Shareholders to grant a general mandate to the Directors to exercise the powers of the Company to allot and issue H Shares not exceeding 20% of the aggregate nominal amount of H Shares of the Company in issue as at the date of the Special General Meeting.

The Directors believe that granting the general mandate is in the best interests of the Company and the Shareholders as a whole by maintaining the financial flexibility necessary for the Group's future business development. The Directors consider equity financing to be one of the important avenue of resources available to the Group as it does not create interest payment obligations on the Group. In appropriate circumstances, the Group will also consider some other source of funding to fund its future business development.

With the grant of such general mandate, the Directors will be able to respond to the market promptly should future funding needs arise or attractive terms for investment in the H Shares become available from potential investors. As at the date of this Circular, the Company does not have any specific plan or schedule to issue H Shares under such general mandate.

VI. GENERAL INFORMATION

A Notice convening the Special General Meeting to be held at Room 1016, 10th Floor, 700 Dong Da Ming Road, Shanghai, the PRC on Friday, 18 February 2005 at 10:30 a.m. will be dispatched to the Shareholders together with this Circular.

There is enclosed in this Circular a reply slip and a proxy form for use at the Special General Meeting. Whether or not you are able to attend the Special General Meeting, you are requested to complete, sign and return the enclosed proxy form for the Special General Meeting in accordance with the instructions printed thereon.

To be valid, for holders of H Shares, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointor, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share

Registrar, Computershare Hong Kong Investor Services Limited, at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 24 hours before the time for holding the Special General Meeting or any adjournment thereof in order for such documents to be valid.

For each holder of domestic shares of the Company, the form of proxy together with any documents of authority must be delivered to the Directorate Secretary Office of the Company at Room 610, 6th Floor, 700 Dong Da Ming Road, Shanghai, the PRC, not less than 24 hours before the time for holding the Special General Meeting or any adjournment thereof in order for such documents to be valid.

Holders of domestic shares or H Shares, who intend to attend the Special General Meeting, must complete the reply slip enclosed with this Circular and return them to the Directorate Secretary Office of the Company not later than 20 days before the date of the Special General Meeting, i.e. no later than Friday, 28 January 2005.

Pursuant to Articles 8.18 to 8.20 of the Articles of Association of the Company, at the Special General Meeting, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

(1) by the chairman of the meeting;

(2) by at least two Shareholders entitled to vote present in person or by proxy;

(3) by one or more Shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a Shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

By order of the board of Directors of
China Shipping Container Lines Company Limited
Li Kelin
Chairman

4 January 2005



中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*
(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock code: 2866)

Notice of Special General Meeting

NOTICE IS HEREBY GIVEN that a Special General Meeting ("SGM") of China Shipping Container Lines Company Limited (the "Company") will be held at 10:30 a.m. on Friday, 18 February 2005 at Room 1016, 10th Floor, 700 Dong Da Ming Road, Shanghai, the People's Republic of China (the "PRC") for the following purposes:

1. to consider and, if thought fit, approve the following proposed amendment to the Articles of Association of the Company by way of **special resolution**, details of which are as follows:

   Article 10.1 to be deleted in its entirety and replaced by the following:

   Article 10.1 The Company has a board of directors which is responsible for and reports to the general meetings. The board of directors is composed of 13 directors, among which at least two of them are executive directors who are responsible for the daily duties designated by the Company whilst the remaining are non-executive directors who do not deal with daily affairs. The board of directors has one chairman and one vice-chairman.

2. to consider and approve the appointment of Mr. Yan Mingyi as a non-executive director of the Company with effect from the conclusion of the SGM until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007.

3. to consider and approve the appointment of Mr. Huang Xiaowen as an executive director of the Company with effect from the conclusion of the SGM until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007.

4. to consider and approve the appointment of Mr. Zhao Hongzhou as an executive director of the Company with effect from the conclusion of the SGM until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007.

5. to consider and approve the appointment of Mr. Zhang Guofa as a non-executive director of the Company with effect from the conclusion of the SGM and until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007.

6. to consider and approve the appointment of Mr. Huang Xinming as a supervisor of the Company with effect from the conclusion of the SGM until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007.

7. to consider and approve the change in use of the Listing proceeds as described in the press announcement of the Company dated 30 December 2004.

8. to consider and, if thought fit, approve the following by way of **special resolution**

"THAT:

(1) there be granted to the board of directors of the Company an unconditional general mandate to issue, allot and deal with additional H Shares of the Company and to make or grant offers, agreements and options in respect thereof, subject to the following conditions:

(a) such mandate shall not extend beyond the Relevant Period save that the board of directors of the Company may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(b) the aggregate nominal amount of H Shares allotted or agreed conditionally or unconditionally to be alloted (whether pursuant to an option or otherwise) by the board of Directors of the Company shall not exceed 20 per cent of the aggregate nominal amount of H Shares of the Company in issue as of the date of this Resolution; and

(c) the board of directors will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as the same may be amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

For the purposes of this Resolution:

"H Shares" means the overseas-listed foreign invested shares in the share capital of the Company with a par value RMB1.00 each, and which are subscribed for and traded in Hong Kong Dollars;

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(1) the conclusion of the next annual general meeting of the Company following the passing of this Resolution; or

(2) the expiration of the 12-month period following the passing of this Resolution; or

(3) the date on which the authority set out in this Resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

(2) contingent on the board of directors resolving to issue shares pursuant to sub-paragraph (1) of this Resolution, the board of directors of the Company be authorised to:

(a) approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the issue of such new H Shares including, without limitation, the time and place of issue, making all necessary applications to the relevant authorities, entering into an underwriting agreement (or any other agreement);

(b) determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities; and

(c) increase the registered capital of the Company in accordance with the actual increase of capital by issuing H Shares pursuant to sub-paragraph (1) of this Resolution, to register the increased capital with the relevant authorities in the PRC and to make such amendment to the Articles of Association of the Company as it thinks fit so as to reflect the increase and any other resultant changes in the registered capital of the Company."

By order of the board of Directors of
China Shipping Container Lines Company Limited
Li Kelin
Chairman

Shanghai, the People's Republic of China
4 January 2005

Notes:

(A) The address of Computershare Hong Kong Investor Services Limited is as follows:

46th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

(B) Holders of domestic shares or H shares, who intend to attend the Special General Meeting, must complete the reply slips and return them to the Directorate Secretary Office of the Company not later than 20 days before the date of the Special General Meeting, i.e. no later than Friday, 28 January 2005.

Details of the Directorate Secretary Office of the Company are as follows:

Room 610
6th Floor
700 Dong Da Ming Road
Shanghai
the People's Republic of China

Tel: 86-21-6596-6666
Fax: 86-21-6596-6813

(C) Each holder of H shares who has the right to attend and vote at the Special General Meeting is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the Special General Meeting. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(D) The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other documents of authorisation, must be notarially certified.

(E) To be valid, for holders of H shares, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointor, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Computershare Hong Kong Investor Services Limited, the address of which is set out in Note (A) above, not less than 24 hours before the time for holding the Special General Meeting or any adjournment thereof in order for such documents to be valid.

(F) Each holder of domestic shares is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the Special General Meeting. Notes (C) to (D) also apply to holders of domestic shares, except that the proxy form or other documents of authority must be delivered to the Directorate Secretary Office of the Company, the address of which is set out in Note (B) above, not less than 24 hours before the time for holding the Special General Meeting or any adjournment, thereof in order for such documents to be valid.

(G) If a proxy attends the Special General Meeting on behalf of a shareholder, he should produce his identity card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the Special General Meeting, such representative should produce his/her identity card and the notarised copy of the resolution passed by the board of directors or other authorities or other notarised copy of the licence issued by such legal person shareholder.

(H) Pursuant to Articles 8.18 to 8.20 of the Articles of Association of the Company, at the Special General Meeting, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

(1) by the chairman of the meeting;

(2) by at least two Shareholders entitled to vote present in person or by proxy;

(3) by one or more Shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll

has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a Shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

(I) The Special General Meeting is expected to last for half a day. Shareholders attending the Special General Meeting are responsible for their own transportation and accommodation expenses.

(J) Mr. Yan Mingyi (燕明義), aged 59, is a senior engineer and is currently the general manager, party secretary of Shanghai Maritime Transport (Group) Company, party secretary of the oil tankers branch of China Shipping Development Company Limited, a joint stock limited company incorporated in the PRC whose H Shares and A shares are listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange respectively, and is a subsidiary of China Shipping (Group) Company. He began his career in the shipping industry in 1970. Between April 1970 and January 1986, he held the posts of captain of oil tanker branch and navigation captain of Shanghai Bureau of Maritime Transportation Administration and between January 1986 and December 1995, he held the posts of deputy manager, manager and deputy party secretary of Shanghai Bureau of Maritime Transportation Administration. Between December 1995 and July 1997, he held the posts of deputy general manager of Shanghai Maritime Transport (Group) Company and China Shipping Development Company Limited. Between July 1997 and April 2003, he held the posts of general manager and deputy party secretary of Shanghai Maritime Transport (Group) Company, deputy general manager of China Shipping Development Company Limited and general manager of the oil tankers branch of China Shipping Development Company Limited. Between April 2003 and December 2004, he held the posts of general manager of China Shipping Development Company Limited, general manager of the oil tankers branch of China Shipping Development Company Limited and deputy party secretary of Shanghai Maritime Transport (Group) Company. Mr. Yan has extensive enterprise management experience. Mr. Yan graduated from Dalian Maritime University with a professional qualification in marine navigation in 1968.

Save as the above, Mr. Yan does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. He has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO"). The appointment of Mr. Yan will commence from the conclusion of the SGM. He will enter into a service contract with the Company and the length of service will be from the date of his appointment until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007. The annual remuneration of Mr. Yan (including bonus and other emoluments, if any) will be decided by the board after his appointment as a Director becomes effective. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company's shareholders.

(K) Mr. Huang Xiaowen (黃小文), aged 42, is currently the executive deputy general manager of the Company. He began his career in the shipping industry in 1981. Mr. Huang assists the general manager of the Company and is responsible for the Company's production and operation work.

Between 1981 and 1997, he was the section chief of Guangzhou Ocean Shipping Company container shipping department, deputy general manager and general manager of the container shipping department of China Ocean Shipping Group. Since 1997, he became the executive deputy general manager of the Company. Mr. Huang has extensive knowledge relating to container shipping and is experienced in management. His bulk container technology was awarded the new Hong Kong product 2002, and the gold prize at the New Technology International Expo and received a practical new model patent from the International Intellectual Property Rights Bureau of the PRC. Mr. Huang graduated in 1981 from Qingdao Academy of Seamen, majoring in vessel piloting. Mr. Huang joined the Company in October 1997.

Save as the above, Mr. Huang does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. He has no interest in the shares of the Company within the meaning of Part XV of the SFO. The appointment of Mr. Huang will commence from the conclusion of the SGM. He will enter into a service contract with the Company and the length of service will be from the date of his appointment until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007. The annual remuneration of Mr. Huang (including bonus and other emoluments, if any) will be decided by the board after his appointment as a Director becomes effective. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company's shareholders.

(L) Mr. Zhao Hongzhou (趙宏舟), aged 36, is currently the deputy general manager of the Company. Mr. Zhao assists the general manager of the Company and is responsible for the Company's production, operation and administrative work. He began his career in the shipping industry in 1993. In 1994, he took on the role of department head of China Ocean Shipping Group Container Shipping main office. Between 1997 and 2002, he has been the deputy general manager and general manager of the executive department of China Shipping and accumulated a lot of experience in relation to management. Mr. Zhao graduated in 1993 from Shanghai Maritime University (Masters Postgraduate), majoring in transportation management and engineering where he obtained a Masters degree in engineering. Mr. Zhao joined the Company in November 2002.

Save as the above, Mr. Zhao does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. He has no interest in the shares of the Company within the meaning of Part XV of the SFO. The appointment of Mr. Zhao will commence from the conclusion of the SGM. He will enter into a service contract with the Company and the length of service will be from the date of his appointment until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007. The annual remuneration of Mr. Zhao (including bonus and other emoluments, if any) will be decided by the board after his appointment as a Director becomes effective. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company's shareholders.

(M) Mr. Zhang Guofa (張國發), aged 48, is currently the vice president of China Shipping (Group) Company. He began his career in the shipping industry in 1980. Since 1991, he began working in the water transport department of the Ministry of Communications and has held the posts of deputy department head, department head, deputy section chief, section chief. Between July 2000 and November 2001, he was an assistant to the director in the Ministry of Communications, department of water transport. Between November 2001 and November 2004, he was the deputy director of the water transport department of the Ministry of Communications. From November 2004, he became the vice president of China Shipping (Group) Company. Mr. Zhang has extensive management experience. Mr. Zhang graduated from Wuhan University in 1988, obtained a Master degree in 1991 and a Doctorate degree in 1997.

Save as the above, Mr. Zhang does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. He has no interest in the shares of the Company within the meaning of Part XV of the SFO. The appointment of Mr. Zhang will commence from the conclusion of the SGM. He will enter into a service contract with the Company and the length of service will be from the date of his appointment until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007. The annual remuneration of Mr. Zhang (including bonus and other emoluments, if any) will be decided by the board after his appointment as a Director becoming effective. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company's shareholders.

(N) Mr. Huang Xinming (黃新明), aged 50, a senior engineer and is currently the party secretary of the Company. He began his career in the shipping industry in 1971. Between July 1985 and October 1993, he held the posts of deputy section chief and section chief of Shanghai Bureau of Maritime Transportation Administration. Between October 1993 and December 1995, he held the posts of general manager of organisation division and general manager of personnel ministry of Shanghai Maritime Transport (Group) Company. Between December 1995 and December 1998, he held the posts of deputy general manager of Shanghai Maritime Transport (Group) Company, general manager and party secretary of China Shipping Agency Company Limited. Between December 1998 and January 2000, he held the post of general manager of China Shipping Agency Company Limited. Between January 2000 and August 2004, he held the posts of assistant to the president of China Shipping (Group) Company, general manager and deputy party secretary of China Shipping Logistics Company Limited. Mr. Huang has years of management experience. Mr. Huang graduated from the post-graduate class of East China Normal University in January 1997, majoring in global economics and obtained a Master degree in business administration from Asia International Open University in October 1999. Mr. Huang joined the Company in December 2004.

Save as the above, Mr. Huang does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. He has no interest in the shares of the Company within the meaning of Part XV of the SFO. The appointment of Mr. Huang will commence from the conclusion of the SGM. He will enter into a service contract with the Company and the length of service will be from the date of his appointment until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007. The annual remuneration of Mr. Huang (including bonus and other emoluments, if any) will be decided by the board after his appointment as a Supervisor becoming effective. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company's shareholders.

The board of Directors as at the date of this notice comprises of Mr. Li Kelin and Mr. Jia Hongxiang, being executive Directors, Mr. Li Shaode, Mr. Zhang Jianhua, Mr. Wang Daxiong and Mr. Wang Xiangyun, being non-executive Directors, and Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven being independent non-executive Directors.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance under the English name "China Shipping Container Lines Company Limited".*



中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 2866)

FORM OF PROXY FOR SPECIAL GENERAL MEETING TO BE HELD ON FRIDAY, 18 FEBRUARY 2005

No. of shares to which this Proxy relates[1]	
Type of shares (domestic shares or H shares) to which this Proxy relates[2]	

I/We[3] ____________________

of ____________________

Being shareholder(s) of CHINA SHIPPING CONTAINER LINES COMPANY LIMITED (the "Company") hereby appoint[4] the Chairman of the Meeting or ____________________

of ____________________

as my/our proxy to attend, act and vote for me/us and on my/our behalf at the Special General Meeting of the Company to be held at Room 1016, 10th Floor, 700 Dong Da Ming Road, Shanghai, the People's Republic of China on Friday, 18 February 2005 at 10:30 a.m. and at any adjournment thereof as hereunder indicated in respect of the resolutions set out in the Notice of Special General Meeting, and, if no such indication is given, as my/our proxy thinks fit.

	RESOLUTIONS	For[5]	Against[5]
1.	to consider and, if thought fit, approve the following proposed amendment to the Articles of Association of the Company by way of **special resolution** *(see overleaf for full resolution).*		
2.	to consider and approve the appointment of Mr. Yan Mingyi as a non-executive director of the Company.		
3.	to consider and approve the appointment of Mr. Huang Xiaowen as an executive director of the Company.		
4.	to consider and approve the appointment of Mr. Zhao Hongzhou as an executive director of the Company.		
5.	to consider and approve the appointment of Mr. Zhang Guofa as a non-executive director of the Company.		
6.	to consider and approve the appointment of Mr. Huang Xinming as a supervisor of the Company.		
7.	to consider and approve the change in use of listing proceeds as described in the press announcement of the Company dated 30 December 2004.		
8.	to consider and approve the proposed **special resolution** *(see overleaf for full resolution)*		

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance under the English name "China Shipping Container Lines Company Limited".*

Notes:

1. Please insert the number of shares registered in your name(s) to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).
2. Please also insert the type of shares (domestic shares or H shares) to which this form of proxy relates.
3. Please insert the full name(s) (in Chinese or in English, as shown in the register of members) and registered address(es) in BLOCK LETTERS.
4. If any proxy other than the Chairman of the Meeting is preferred, delete the words "the Chairman of the Meeting or" and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.**
5. **IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE INDICATE WITH A "√" IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, INDICATE WITH A "√" IN THE BOX MARKED "AGAINST".** If you do not indicate how you wish your proxy to vote, your proxy will be entitled to exercise his discretion. Your proxy will also be entitled to vote at his discretion on any resolutions properly put to the Meeting other than those referred to in the Notice convening the Meeting.
6. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a legal person, must either be executed under its seal or under the hand of a legal representative or other attorney duly authorised to sign the same. If this form of proxy is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarially certified.
7. Where there are joint registered holders of any share, only the person whose name stands first on the register in respect of such share may vote at the Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto.
8. To be valid, for holders of domestic shares, this form of proxy, together with the notarially certified power of attorney or other document of authorisation, must be delivered to the Directorate Secretary Office of the Company at Room 610, 6th Floor, 700 Dong Da Ming Road, Shanghai, the People's Republic of China, not less than 24 hours before the time appointed for the Meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong within the same period.

Resolutions No.1 and No.8 in full

1. to consider and, if thought fit, approve the following proposed amendment to the Articles of Association of the Company by way of **special resolution**, details of which are as follows:

   Article 10.1 to be deleted in its entirety and replaced by the following:

   Article 10.1 The Company has a board of directors which is responsible for and reports to the general meetings. The board of directors is composed of 13 directors, among which at least two of them are executive directors who are responsible for the daily duties designated by the Company whilst the remaining are non-executive directors who do not deal with daily affairs. The board of directors has one chairman and one vice-chairman.

8. to consider and, if thought fit, approve the following by way of **special resolution**

   "THAT:

   (1) there be granted to the board of directors of the Company an unconditional general mandate to issue, allot and deal with additional H Shares of the Company and to make or grant offers, agreements and options in respect thereof, subject to the following conditions:

      (a) such mandate shall not extend beyond the Relevant Period save that the board of directors of the Company may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

      (b) the aggregate nominal amount of H Shares allotted or agreed conditionally or unconditionally to be alloted (whether pursuant to an option or otherwise) by the board of directors of the Company shall not exceed 20 per cent of the aggregate nominal amount of H Shares of the Company in issue as of the date of this Resolution; and

      (c) the board of directors will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as the same may be amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

   For the purposes of this Resolution:

   "H Shares" means the overseas-listed foreign invested shares in the share capital of the Company with a par value RMB1.00 each, and which are subscribed for and traded in Hong Kong Dollars;

   "Relevant Period" means the period from the passing of this Resolution until the earliest of:

      (1) the conclusion of the next annual general meeting of the Company following the passing of this Resolution; or

      (2) the expiration of the 12-month period following the passing of this Resolution; or

      (3) the date on which the authority set out in this Resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

   (2) contingent on the board of directors resolving to issue shares pursuant to sub-paragraph (1) of this Resolution, the board of directors of the Company be authorised to:

      (a) approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the issue of such new H Shares including, without limitation, the time and place of issue, making all necessary applications to the relevant authorities, entering into an underwriting agreement (or any other agreement);

      (b) determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities; and

      (c) increase the registered capital of the Company in accordance with the actual increase of capital by issuing H Shares pursuant to sub-paragraph (1) of this Resolution, to register the increased capital with the relevant authorities in the PRC and to make such amendments to the Articles of Association of the Company as it thinks fit so as to reflect the increase and any other resultant changes in the registered capital of the Company."



中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 2866)

REPLY SLIP

To: China Shipping Container Lines Company Limited (the "Company")

I/We[1] (Chinese name): ______________________________

(English name): ______________________________

of ______________________________

being the registered holder(s) of[2] ______________ domestic/H[3] share(s) of RMB 1.00 each in the capital of the Company, hereby inform the Company that I/we intend to attend (in person or by proxy) the Special General Meeting of the Company to be held at 10:30 a.m. on Friday, 18 February 2005 at Room 1016, 10th Floor, 700 Dong Da Ming Road, Pudong New District, Shanghai, the People's Republic of China.

Date: ______________ Signature(s): ______________

Notes:

1. Please insert full name(s) (in Chinese or in English, as shown in the register of members) and registered address(es) in block letters.
2. Please insert the number of shares registered under your name(s).
3. Please delete as appropriate.
4. The completed and signed reply slip should be delivered to the Directorate Secretary Office of the Company of the Company at Room 610, 6th Floor, 700 Dong Da Ming Road, Shanghai, the People's Republic of China on or before Friday, 28 January 2005 personally or by mail or by fax (fax number: (86-21) 6596-6813).

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance under the English name "China Shipping Container Lines Company Limited".*

B23

THE STANDARD 14 JAN 2005



CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1138)

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "**EGM**") of China Shipping Development Company Limited (the "**Company**") will be held at 10 a.m. on Tuesday, 1 March 2005 at Room 319, 700 Dong Da Ming Road, Shanghai, The People's Republic of China, to consider and, if thought fit, approve the following ordinary resolutions:

1. "**THAT** the conditional bareboat charterparties dated 22 December 2004 (the "**First Bareboat Chaterparties**") entered into between the Company and China Shipping Container Lines Co. Ltd. ("**CS Container Lines**") for the lease of four container vessels named "Xiangli", "Xiangmao", "Xiangyue" and "Xiangzhuang" by the Company to CS Container Lines for a term of three years commencing from 1 January 2005, the continuing connected transactions contemplated thereunder and the proposed annual cap for the continuing connected transactions contemplated thereunder, be and are hereby approved, ratified and confirmed; and the directors of the Company be and are hereby authorized to do such other acts and things and execute such other documents which in their opinion may be necessary or desirable to implement the First Bareboat Charterparties."

2. "**THAT** the conditional bareboat charterparty dated 22 December 2004 (the "**Second Bareboat Charterparty**") entered into between Xiang Xiu Shipping S.A. (向秀航運有限公司) ("**Xiang Xiu Shipping**")and China Shipping Container Lines (Asia) Co. Ltd. (中海集裝箱運輸(亞洲)有限公司) ("**CS Container Lines (Asia)**") for the lease of a container vessel named "Xiangzhu" by Xiang Xiu Shipping to CS Container Lines (Asia) for a term of three years commencing from 1 January 2005, the continuing connected transactions contemplated thereunder and the proposed annual cap for the continuing connected transactions contemplated thereunder, are hereby approved, ratified and confirmed and the directors of the Company be and are hereby authorized to do such other acts and things and execute such other documents which in their opinion may be necessary or desirable to implement the Second Bareboat Charterparty."

3. "**THAT** the conditional bareboat charterparties dated 22 December 2004 (the "**Third Bareboat Charterparties**") entered into between each of Xiang Da Shipping S.A. (向達航運有限公司) ("**Xiang Da Shipping**"), Xiang Xiu Shipping, Xiang Xin Shipping S.A. (向興航運有限公司) ("**Xiang Xin Shipping**") and Xiang Wang Shipping S.A (向旺航運有限公司) ("**Xiang Wang Shipping**") and CS Container Lines (Asia) for the lease of various container vessels named "Xiangda", "Xiangxiu", "Xiangxin and "Xiangwang" respectively, by Xiang Da Shipping, Xiang Xiu Shipping, Xiang Xin Shipping and Xiang Wang Shipping, respectively, to CS Container Lines (Asia) for a term of three years commencing from 1 January 2005, the continuing connected transactions contemplated thereunder and the proposed annual cap for the continuing connected transactions contemplated thereunder, be and are hereby approved, ratified and confirmed and the directors of the Company be and are hereby authorized to do such other acts and things and execute such other documents which in their opinion may be necessary or desirable to implement the Third Bareboat Charterparties.."

4. "**THAT** a conditional charterparty dated 22 December 2004 (the "**Fourth Bareboat Charterparty**") entered into between the Company and Shanghai Shipping Industrial Company Limited (上海海運實業有限公司) ("**Shanghai Shipping**") for the lease of an oil tanker named "Daqing 88" by Shanghai Shipping to the Company for a term of three years commencing from 1 January 2005, the continuing connected transactions contemplated thereunder and the proposed annual cap for the continuing connected transactions contemplated thereunder, be and are hereby approved, ratified and confirmed and the directors of the Company be and are hereby authorized to do such other acts and things and execute such other documents which in their opinion may be necessary or desirable to implement the Fourth Bareboat Charterparties."

5. "**THAT** a conditional charterparty dated 22 December 2004 (the "**Fifth Bareboat Charterparty**") entered into between the Company and China Shipping (Hong Kong) Holdings Company Limited (中國海運(香港)控股有限公司) ("**China Shipping (HK) Holdings**") for the lease of an oil tanker named "Song Lin Wan" by China Shipping (HK) Holdings to the Company for a term of three years from China Shipping (HK) Holdings to the Company for a term of three years commencing from 1 January 2005, the continuing connected transactions contemplated thereunder and the proposed annual cap for the continuing connected transactions contemplated thereunder, be and are hereby approved, ratified and confirmed and the directors of the Company be and are hereby authorized to do such other acts and things and execute such other documents which in their opinion may be necessary or desirable to implement the Fifth Bareboat Charterparty."

6. "**THAT** a conditional sale and purchase agreement dated 22 December 2004 (the "**First Sale and Purchase Agreement**") entered into between the Company and China Shipping Industry Company Limited (中海工業有限公司) ("**CS Industry**") for the sale of an oil tanker named "Daqing 242" by the Company to CS Industry, and the transactions contemplated thereunder, be and are hereby approved, ratified and confirmed and the directors of the Company be and are hereby authorized to do such other acts and things and execute such other documents which in their opinion may be necessary or desirable to implement the First Sale and Purchase Agreement."

7. "**THAT** a conditional sale and purchase agreement dated 22 December 2004 (the "**Second Sale and Purchase Agreement**") entered into between the Company and CS Industry for the sale of an oil tanker named "Ning He" to CS Industry, and the transactions contemplated thereunder, be and are hereby approved, ratified and confirmed and the directors of the Company be and are hereby authorized to do such other acts and things and execute such other documents which in their opinion may be necessary or desirable to implement the Second Sale and Purchase Agreement."

8. "**THAT** Mr. Mao Shi Jia be and is hereby appointed as an executive director of the Company with effect from the conclusion of the EGM until the conclusion of the annual general meeting of the Company for the year 2006 (i.e. to be held on or around 27 May 2006) and the board of directors of the Company be and is hereby authorized to make such amendments (if any) to the articles of association of the Company as it thinks fit so as to reflect any consequential changes resulting from such appointment."

9. "**THAT** Mr. Yan Mingyi be and is hereby appointed as a supervisor of the Company with effect from the conclusion of the EGM until the conclusion of the annual general meeting of the Company for the year 2006 (i.e. to be held on or around 27 May 2006) and the board of directors of the Company be and is hereby authorized to make such amendments (if any) to the articles of association of the Company as it thinks fit so as to reflect any consequential changes resulting from such appointment."

By Order of the Board
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

14 January 2005
Shanghai
The People's Republic of China

Notes:

(A) The H Share register of the Company will be closed from 29 January 2005 to 28 February 2005 (both days inclusive), during which no transfer of H Shares will be effected. Any holders of H Shares of the Company, whose names appear on the Company's register of members at the close of business on 28 January 2005, are entitled to attend and vote at the EGM after completing the registration procedures for attending the meeting. In order to be entitled to attend and vote at the EGM, share transfer documents should be lodged with the Company's H share registrar not later than 4:00 p.m. on 28 January 2005.

The address of the share registrar (for share transfer) for the Company's H Shares is as follows:

Hong Kong Registrars Limited
Rooms 1712-1716
17th Floor
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

(B) Holders of H Shares and Domestic Shares, who intend to attend the EGM, must complete the reply slips for attending the EGM and return them to the Office of the Secretary to the Board of Directors of the Company not later than 20 days before the date of the EGM, i.e. no later than 8 February 2005.

Details of the Office of the Secretary to the Board of Directors of the Company are as follows:

Room 1601, 700 Dong Da Ming Road,
Shanghai,
People's Republic of China
Postal Code: 200080

Tel: 86(21) 6596 6666
Fax: 86(21) 6596 6160

(C) Each holder of H Shares who has the right to attend and vote at the EGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the EGM. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(D) The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other documents of authorisation, must be notarially certified.

(E) To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointor, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Shares share registrar, Hong Kong Registrars Limited, at 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 24 hours before the time for holding the EGM or any adjournment thereof in order for such documents to be valid.

(F) *Each holder of Domestic Shares is entitled to appoint in writing one or more proxies, whether* a shareholder or not, to attend and vote on its behalf at the EGM. Notes (C) to (D) also apply to holders of Domestic Shares, except that the proxy form or other documents of authority must be delivered to the Office of the Secretary to the Board of Directors, the address of which is set out in Note (B) above, not less than 24 hours before the time for holding the EGM or any adjournment thereof in order for such documents to be valid.

(G) If a proxy attends the EGM on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, which specifies the date of its issuance. If the legal representative of a legal person share shareholder attends the EGM, such legal representative should produce his/her ID card and valid documents evidencing his capacity as such legal representative. If a legal person share shareholder appoints a representative of a company other than its legal representative to attend the EGM, such representative should produce his ID card and an authorization instrument affixed with the seal of the legal person share shareholder and duly signed by its legal representative.

(H) Set out below is the procedure by which shareholders of the Company (the "Shareholders") and the chairman of any Shareholders' meeting may demand a poll pursuant to article 74 of articles of association of the Company:

"At any general meeting of shareholders, a resolution shall be decided on a show of hands unless a poll is demanded before or after any vote by show of hands by:

(1) the chairman of the meeting;

(2) at least two shareholders, who possess the right to vote, present in person or by proxy; or

(3) any shareholder or shareholders present in person or by proxy and representing in the aggregate *not less than one-tenth of the total voting rights of all shareholders having the* right to attend and vote at the meeting.

Unless a poll is so demanded, a declaration by the chairman of the meeting that a resolution has on a show of hands been carried or not carried and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded for or against such resolution.

A demand for a poll may be withdrawn by the person who made the demand."

(I) The EGM is expected to last for half a day. Shareholders attending the EGM are responsible for their own transportation and accommodation expenses.

IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PUT AN INDICATION IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PUT AN INDICATION IN THE BOX MARKED "AGAINST". Failure to complete the boxes will entitle your proxy to cast your vote(s) or abstain at his/her discretion.

As at the date of this announcement, the Board of Directors of the Company comprises of Mr. Li Shaode, Mr. Sun Zhitang, Mr. Wang Daxiong, Mr. Yao Zuozhi and Mr. Wang Kunhe as executive Directors, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive Directors.

Closure of Register of Members

Reference is made to the notice dated 14 January 2005 of an extraordinary general meeting (the "EGM") of China Shipping Development Company Limited (the "**Company**") to be held at 10:00 a.m. on Tuesday, 1 March 2005 at Room 319, 700 Dong Da Ming Road, Shanghai, The People's Republic of China.

Notice is hereby given that, for the purpose of holding the EGM, the H Share register of members of the Company (the "Register of Members") will be closed from 29 January 2005 to 28 February 2005 (both dates inclusive), during which period no transfer of H shares of the Company will be registered. Any holders of the H Shares of the Company, whose names appear on the Company's register of members at the close of business on 28 January 2005, are entitled to attend and vote at the EGM.

In order to be entitled to attend and vote at the EGM, such transfer documents should be lodged with the Company's H share registrar no later than 4:00 p.m. on 28 January 2005.

By order of the board of directors
China Shipping Development Company Limited
Yao Qiaohong
Company secretary

Shanghai, the People's Republic of China
14 January 2005

As at the date of this announcement, the Board of Directors of the Company comprises of Mr. Li Shaode, Mr. Sun Zhitang, Mr. Wang Daxiong, Mr. Yao Zuozhi and Mr. Wang Kunhe as executive Directors, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive Directors.

B21

THE STANDARD 14 JAN 2005



CHINA SHIPPING DEVELOPMENT COMPANY LIMITED
中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 1138)

Continuing Connected Transactions
Connected and Discloseable Transactions

Delay in despatch of circular

Further to the announcement of the Company dated 22 December 2004, the Company is in the process of arranging for the letter from the Independent Financial Advisor to be included in the circular to be despatched to its shareholders. The Company has applied to the Stock Exchange for despatch of its circular until 20 January 2005. It proposes to despatch the same as soon as possible and in any event, by no later than 20 January 2005.

Reference is made to the announcement of China Shipping Development Company limited (the "**Company**") dated 22 December 2004 (the "**Announcement**"). Terms defined in the Announcement shall, unless otherwise defined herein, bear the same meanings as in this announcement.

Pursuant to Rule 14.38 and 14A.49 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), a circular containing, inter alia, information on the Transactions and the opinion of the Independent Financial Adviser is required to be despatched to shareholders of the Company on or before 13 January 2005. As more time is required for the Company to arrange for the letter from the Independent Financial Advisor to be included in the circular, the Company has applied to The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") for an extension of time for despatch of the circular under Rules 14.38 and 14A.49 of the Listing Rules until 20 January 2005. The Company proposes to despatch the same as soon as possible and in any event by no later than 20 January 2005.

By order of the Board
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

Shanghai, the PRC
13 January 2005

As at the date of this announcement, the Board of Directors of the Company comprises of Mr. Li Shaode, Mr. Sun Zhitang, Mr. Wang Daxiong, Mr. Yao Zuozhi and Mr. Wang Kunhe as executive Directors, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive Directors.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about any of the contents, you should obtain independent professional advice.

If you have sold or transferred all your shares in **China Shipping Container Lines Company Limited**, you should at once hand this Circular together with the attached form of proxy and reply slip to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.



中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 2866)

PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION, CHANGES IN DIRECTORS AND SUPERVISOR, CHANGE IN THE USE OF LISTING PROCEEDS AND GENERAL MANDATE TO ALLOT AND ISSUE H SHARES

A letter from the board of Directors (the "Board") of China Shipping Container Lines Company Limited (the "Company") is set out on pages 3 to 7 of this Circular. A notice convening the Special General Meeting of the Company to be held at 10:30 a.m. on 18 February 2005 at Room 1016, 10th Floor, 700 Dong Da Ming Road, Shanghai, the People's Republic of China is set out on pages 8 to 15 of this Circular.

If you intend to attend the Special General Meeting, please complete and return the enclosed reply slip in accordance with the instructions printed thereon as soon as possible and in any event by no later than 28 January 2005.

Whether or not you are able to attend the Special General Meeting, please complete and return the enclosed form of proxy in accordance with the instructions printed thereon. The form of proxy must be signed by you or your attorney duly authorized in writing or, in case of a legal person, must either be executed under its seal or under the hand of a legal representative or other attorney duly authorized to sign the same. If the form of proxy is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign, or other document of authorisation, must be notarially certified.

For holders of H shares of the Company, please return the proxy form together with any documents of authority to Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible; and for holders of domestic shares of the Company, please return the above documents to the Directorate Secretary Office of the Company at Room 610, 6th Floor, 700 Dong Da Ming Road, Shanghai, the People's Republic of China as soon as possible, and in both cases in any event not later than 24 hours before the time appointed for holding the Special General Meeting. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting should you so wish.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance under the English name "China Shipping Container Lines Company Limited".*

4 January 2005

CONTENTS

In this Circular, unless the context otherwise requires, the following expressions shall have the following meanings:

"Announcement"	the Company's announcement dated 30 December 2004 in relation to, among other things, equity transfers and capital injections into Shanghai Puhai
"Board"	the board of Directors of the Company
"China Shipping"	China Shipping (Group) Company (中國海運(集團)總公司), a Chinese state-owned enterprise, which is the controlling shareholder of the Company
"Company"	China Shipping Container Lines Company Limited (中海集裝箱運輸股份有限公司), a joint stock limited company established in the PRC, of which 2,420,000,000 H shares are listed on The Stock Exchange of Hong Kong Limited
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"H Shares"	ordinary shares issued by the Company, with a Renminbi-denominated par value of RMB1.00 each, which are subscribed for and traded in Hong Kong dollars
"Listing"	the listing of the Company's H shares on the Main Board of The Stock Exchange of Hong Kong Limited, which commenced on 16 June 2004
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Notice of SGM"	the notice to convene the Special General Meeting dated 4 January 2005 set out on pages 8 to 15 of this Circular
"PRC"	the People's Republic of China
"Prospectus"	the prospectus of the Company dated 4 June 2004
"RMB"	Renminbi, the lawful currency of the PRC
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

"Shanghai Puhai"	Shanghai Puhai Shipping Co., Ltd. (上海浦海航運有限公司), a limited liability company incorporated in the PRC and owned as to 50% by the Company with the remaining 50% ultimately controlled by China Shipping prior to the completion of the equity transfers as described in the Announcement
"Shanghai Puhai Capital Injection Agreement"	the Shanghai Puhai capital injection agreement dated 10 May 2004 entered into between the Company, CS Logistics, China Shipping Agency, CSI and Shanghai Puhai
"Shareholders"	the holders of domestic shares and H Shares of the Company
"Special General Meeting"	the special general meeting of the Shareholders to be held at Room 1016, 10th Floor, 700 Dong Da Ming Road, Shanghai, the People's Republic of China on 18 February 2005



中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 2866)

Directors:
Mr. Li Kelin
Mr. Jia Hongxiang
Mr. Li Shaode*
Mr. Zhang Jianhua*
Mr. Wang Daxiong*
Mr. Wang Xiangyun*
Mr. Hu Hanxiang**
Mr. Gu Nianzu**
Mr. Wang Zongxi**
Mr. Lam Siu Wai, Steven**

* *non-executive Directors*
** *independent non-executive Directors*

Legal address and principal place of business in the PRC:
Rooms A, B, C and D
27th Floor
450 Fu Shan Lu
Pudong New District
Shanghai
the People's Republic of China

Principal place of business in Hong Kong:
Level 69
The Center
99 Queen's Road Central
Hong Kong

4 January 2005

To the Shareholders

Dear Sir or Madam,

The purpose of this Circular is to provide you with information regarding proposed amendment to the Articles of Association, change in the Directors and Supervisor, change in the use of Listing proceeds and general mandate to allot and issue H Shares.

I. PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION

Due to the growth in the Company's business scope and operations, the Directors propose to increase the number of Directors from 10 to 13. Details of the amendment are set out in the attached Notice of SGM.

II. RESIGNATION OF A DIRECTOR AND NOMINATION FOR APPOINTMENT OF FOUR DIRECTORS

Due to Mr. Wang Xiangyun's new job arrangement, Mr. Wang Xiangyun has tendered his resignation as a director of the Company with effect from the conclusion of the Special General Meeting.

The Board and Mr. Wang Xiangyun confirm that (i) there has been no dispute between Mr. Wang Xiangyun, the Board or the Company; and (ii) there are no matters that need to be brought to the attention of the Shareholders in relation to his resignation.

The Board would like to take this opportunity to express its thanks to Mr. Wang Xiangyun for his valuable contribution to the Company during his tenure of service.

The Board further announces that China Shipping proposed to nominate Mr. Yan Mingyi as a non-executive director of the Company in place of Mr. Wang Xiangyun and three additional candidates, Mr. Huang Xiaowen (presently the executive deputy general manager of the Company), Mr. Zhao Hongzhou (presently the current deputy general manager of the Company) and Mr. Zhang Guofa for appointment at the Special General Meeting respectively as an executive Director, an executive Director and a non-executive Director of the Company.

The official appointment of Mr. Yan Mingyi, Mr. Huang Xiaowen, Mr. Zhao Hongzhou and Mr. Zhang Guofa as Directors is subject to approval by Shareholders at the Special General Meeting.

The appointment of Mr. Yan Mingyi, Mr. Huang Xiaowen, Mr. Zhao Hongzhou and Mr. Zhang Guofa will commence at the conclusion of the Special General Meeting. They will enter into service contracts with the Company and the length of service will be from the date of their appointment until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007. The annual remuneration of Mr. Yan Mingyi, Mr. Huang Xiaowen, Mr. Zhao Hongzhou and Mr. Zhang Guofa will be decided by the Board after their appointments become effective.

The particulars required to be disclosed under Rule 13.51(2) of the Listing Rules for the above nominees are set out in notes (J), (K), (L) and (M) of the attached Notice of SGM. A further announcement will be made by the Company as soon as reasonably practicable when the above changes in Directors become effective.

III. RESIGNATION AND NOMINATION OF SUPERVISOR

Due to personal reason, Mr. Zhao Shijiang has tendered his resignation as a supervisor of the Company with effect from the conclusion of the Special General Meeting.

The Board and Mr. Zhao Shijiang confirm that (i) there has been no dispute between Mr. Zhao Shijiang, the supervisory committee or the Company; and (ii) there are no matters that need to be brought to the attention of the Shareholders in relation to his resignation.

The Board would like to take this opportunity to express its thanks to Mr. Zhao Shijiang for his valuable contribution to the Company during his tenure of service.

The Board further announces that China Shipping proposed to nominate Mr. Huang Xinming for appointment as a supervisor of the Company in place of Mr. Zhao Shijiang.

The official appointment of Mr. Huang Xinming is subject to approval by Shareholders at the Special General Meeting.

The appointment of Mr. Huang Xinming will commence at the conclusion of the Special General Meeting. He will enter into a service contract with the Company and the length of service will be from the date of his appointment and to expire upon the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007. The annual remuneration of Mr. Huang will be decided by the Board after his appointment becomes effective.

The particulars required to be disclosed under Rule 13.51(2) of the Listing Rules for Mr. Huang are set out in note (N) of the attached Notice of SGM. A further announcement will be made by the Company as soon as reasonably practicable when the above changes in Supervisors become effective.

IV. CHANGE IN THE USE OF LISTING PROCEEDS

Reference is made to the sections headed "USE OF PROCEEDS" and "Capital injection into Shanghai Puhai" appearing on pages 235 and 168 of the Prospectus. The Company's original plan to make a capital contribution in the amount of RMB500 million into Shanghai Puhai out of its Listing proceeds to increase its shareholding in Shanghai Puhai to 90% as described in the Prospectus has now been changed.

As discussed in the Announcement, instead of making an aggregate RMB500 million capital contribution to Shanghai Puhai, the Company intends to inject an aggregate of only RMB200 million out of the Listing proceeds into Shanghai Puhai in two stages: RMB100 million on or before 31 December 2005 and an additional RMB100 million on or before 31 December 2006. The remaining amount of RMB300 million out of the Listing proceeds initially planned for capital contribution to Shanghai Puhai is intended to be used by the Company for the acquisition of new vessels and containers. The Company will comply with the relevant requirements under the Listing Rules upon entering into agreements relating to such acquisitions.

The original business plan of Shanghai Puhai was to engage in international container shipping as well as provide sub-route container transportation services in the PRC to other domestic and international marine transportation providers. Owing to the rapid development of the business of the Group, the Company intends to strategically reposition Shanghai Puhai's scope of business. It is presently intended that Shanghai Puhai will mainly engage in domestic container shipping and will focus on providing sub-route container transportation services in the PRC and other selected regions globally to members of the Group or other domestic and international marine transportation providers.

As a result of the above change in business plan, Shanghai Puhai will no longer require to use the full amount of RMB500 million out of the Listing proceeds originally intended to be injected into Shanghai Puhai. The revised business plan of Shanghai Puhai will only require an aggregate capital injection of RMB200 million by the Company. Save for the Capital Injections, the Company confirms that as at the date of this announcement, there are no other capital commitment (whether equity, loan or otherwise) or guarantee to be provided by the Company or CS (Shanghai) to Shanghai Puhai. Such reduced capital contribution by the Company reflects the present business intention of the Company.

The above change in the use of Listing proceeds is subject to Shareholders' approval at the Special General Meeting.

V. GENERAL MANDATE TO ALLOT AND ISSUE H SHARES

A special resolution will be proposed at the Special General Meeting to obtain approval from the Shareholders to grant a general mandate to the Directors to exercise the powers of the Company to allot and issue H Shares not exceeding 20% of the aggregate nominal amount of H Shares of the Company in issue as at the date of the Special General Meeting.

The Directors believe that granting the general mandate is in the best interests of the Company and the Shareholders as a whole by maintaining the financial flexibility necessary for the Group's future business development. The Directors consider equity financing to be one of the important avenue of resources available to the Group as it does not create interest payment obligations on the Group. In appropriate circumstances, the Group will also consider some other source of funding to fund its future business development.

With the grant of such general mandate, the Directors will be able to respond to the market promptly should future funding needs arise or attractive terms for investment in the H Shares become available from potential investors. As at the date of this Circular, the Company does not have any specific plan or schedule to issue H Shares under such general mandate.

VI. GENERAL INFORMATION

A Notice convening the Special General Meeting to be held at Room 1016, 10th Floor, 700 Dong Da Ming Road, Shanghai, the PRC on Friday, 18 February 2005 at 10:30 a.m. will be dispatched to the Shareholders together with this Circular.

There is enclosed in this Circular a reply slip and a proxy form for use at the Special General Meeting. Whether or not you are able to attend the Special General Meeting, you are requested to complete, sign and return the enclosed proxy form for the Special General Meeting in accordance with the instructions printed thereon.

To be valid, for holders of H Shares, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointor, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share

Registrar, Computershare Hong Kong Investor Services Limited, at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 24 hours before the time for holding the Special General Meeting or any adjournment thereof in order for such documents to be valid.

For each holder of domestic shares of the Company, the form of proxy together with any documents of authority must be delivered to the Directorate Secretary Office of the Company at Room 610, 6th Floor, 700 Dong Da Ming Road, Shanghai, the PRC, not less than 24 hours before the time for holding the Special General Meeting or any adjournment thereof in order for such documents to be valid.

Holders of domestic shares or H Shares, who intend to attend the Special General Meeting, must complete the reply slip enclosed with this Circular and return them to the Directorate Secretary Office of the Company not later than 20 days before the date of the Special General Meeting, i.e. no later than Friday, 28 January 2005.

Pursuant to Articles 8.18 to 8.20 of the Articles of Association of the Company, at the Special General Meeting, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

(1) by the chairman of the meeting;

(2) by at least two Shareholders entitled to vote present in person or by proxy;

(3) by one or more Shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a Shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

By order of the board of Directors of
China Shipping Container Lines Company Limited
Li Kelin
Chairman

4 January 2005



中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 2866)

Notice of Special General Meeting

NOTICE IS HEREBY GIVEN that a Special General Meeting ("SGM") of China Shipping Container Lines Company Limited (the "Company") will be held at 10:30 a.m. on Friday, 18 February 2005 at Room 1016, 10th Floor, 700 Dong Da Ming Road, Shanghai, the People's Republic of China (the "PRC") for the following purposes:

1. to consider and, if thought fit, approve the following proposed amendment to the Articles of Association of the Company by way of **special resolution**, details of which are as follows:

   Article 10.1 to be deleted in its entirety and replaced by the following:

   Article 10.1 The Company has a board of directors which is responsible for and reports to the general meetings. The board of directors is composed of 13 directors, among which at least two of them are executive directors who are responsible for the daily duties designated by the Company whilst the remaining are non-executive directors who do not deal with daily affairs. The board of directors has one chairman and one vice-chairman.

2. to consider and approve the appointment of Mr. Yan Mingyi as a non-executive director of the Company with effect from the conclusion of the SGM until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007.

3. to consider and approve the appointment of Mr. Huang Xiaowen as an executive director of the Company with effect from the conclusion of the SGM until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007.

4. to consider and approve the appointment of Mr. Zhao Hongzhou as an executive director of the Company with effect from the conclusion of the SGM until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007.

5. to consider and approve the appointment of Mr. Zhang Guofa as a non-executive director of the Company with effect from the conclusion of the SGM and until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007.

6. to consider and approve the appointment of Mr. Huang Xinming as a supervisor of the Company with effect from the conclusion of the SGM until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007.

7. to consider and approve the change in use of the Listing proceeds as described in the press announcement of the Company dated 30 December 2004.

8. to consider and, if thought fit, approve the following by way of **special resolution**

"THAT:

(1) there be granted to the board of directors of the Company an unconditional general mandate to issue, allot and deal with additional H Shares of the Company and to make or grant offers, agreements and options in respect thereof, subject to the following conditions:

(a) such mandate shall not extend beyond the Relevant Period save that the board of directors of the Company may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(b) the aggregate nominal amount of H Shares allotted or agreed conditionally or unconditionally to be alloted (whether pursuant to an option or otherwise) by the board of Directors of the Company shall not exceed 20 per cent of the aggregate nominal amount of H Shares of the Company in issue as of the date of this Resolution; and

(c) the board of directors will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as the same may be amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

For the purposes of this Resolution:

"H Shares" means the overseas-listed foreign invested shares in the share capital of the Company with a par value RMB1.00 each, and which are subscribed for and traded in Hong Kong Dollars;

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(1) the conclusion of the next annual general meeting of the Company following the passing of this Resolution; or

(2) the expiration of the 12-month period following the passing of this Resolution; or

(3) the date on which the authority set out in this Resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

(2) contingent on the board of directors resolving to issue shares pursuant to sub-paragraph (1) of this Resolution, the board of directors of the Company be authorised to:

(a) approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the issue of such new H Shares including, without limitation, the time and place of issue, making all necessary applications to the relevant authorities, entering into an underwriting agreement (or any other agreement);

(b) determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities; and

(c) increase the registered capital of the Company in accordance with the actual increase of capital by issuing H Shares pursuant to sub-paragraph (1) of this Resolution, to register the increased capital with the relevant authorities in the PRC and to make such amendment to the Articles of Association of the Company as it thinks fit so as to reflect the increase and any other resultant changes in the registered capital of the Company."

By order of the board of Directors of
China Shipping Container Lines Company Limited
Li Kelin
Chairman

Shanghai, the People's Republic of China
4 January 2005

Notes:

(A) The address of Computershare Hong Kong Investor Services Limited is as follows:

46th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

(B) Holders of domestic shares or H shares, who intend to attend the Special General Meeting, must complete the reply slips and return them to the Directorate Secretary Office of the Company not later than 20 days before the date of the Special General Meeting, i.e. no later than Friday, 28 January 2005.

Details of the Directorate Secretary Office of the Company are as follows:

Room 610
6th Floor
700 Dong Da Ming Road
Shanghai
the People's Republic of China

Tel: 86-21-6596-6666
Fax: 86-21-6596-6813

(C) Each holder of H shares who has the right to attend and vote at the Special General Meeting is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the Special General Meeting. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(D) The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other documents of authorisation, must be notarially certified.

(E) To be valid, for holders of H shares, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointor, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Computershare Hong Kong Investor Services Limited, the address of which is set out in Note (A) above, not less than 24 hours before the time for holding the Special General Meeting or any adjournment thereof in order for such documents to be valid.

(F) Each holder of domestic shares is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the Special General Meeting. Notes (C) to (D) also apply to holders of domestic shares, except that the proxy form or other documents of authority must be delivered to the Directorate Secretary Office of the Company, the address of which is set out in Note (B) above, not less than 24 hours before the time for holding the Special General Meeting or any adjournment, thereof in order for such documents to be valid.

(G) If a proxy attends the Special General Meeting on behalf of a shareholder, he should produce his identity card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the Special General Meeting, such representative should produce his/her identity card and the notarised copy of the resolution passed by the board of directors or other authorities or other notarised copy of the licence issued by such legal person shareholder.

(H) Pursuant to Articles 8.18 to 8.20 of the Articles of Association of the Company, at the Special General Meeting, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

(1) by the chairman of the meeting;

(2) by at least two Shareholders entitled to vote present in person or by proxy;

(3) by one or more Shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll

has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a Shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

(I) The Special General Meeting is expected to last for half a day. Shareholders attending the Special General Meeting are responsible for their own transportation and accommodation expenses.

(J) Mr. Yan Mingyi (燕明義), aged 59, is a senior engineer and is currently the general manager, party secretary of Shanghai Maritime Transport (Group) Company, party secretary of the oil tankers branch of China Shipping Development Company Limited, a joint stock limited company incorporated in the PRC whose H Shares and A shares are listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange respectively, and is a subsidiary of China Shipping (Group) Company. He began his career in the shipping industry in 1970. Between April 1970 and January 1986, he held the posts of captain of oil tanker branch and navigation captain of Shanghai Bureau of Maritime Transportation Administration and between January 1986 and December 1995, he held the posts of deputy manager, manager and deputy party secretary of Shanghai Bureau of Maritime Transportation Administration. Between December 1995 and July 1997, he held the posts of deputy general manager of Shanghai Maritime Transport (Group) Company and China Shipping Development Company Limited. Between July 1997 and April 2003, he held the posts of general manager and deputy party secretary of Shanghai Maritime Transport (Group) Company, deputy general manager of China Shipping Development Company Limited and general manager of the oil tankers branch of China Shipping Development Company Limited. Between April 2003 and December 2004, he held the posts of general manager of China Shipping Development Company Limited, general manager of the oil tankers branch of China Shipping Development Company Limited and deputy party secretary of Shanghai Maritime Transport (Group) Company. Mr. Yan has extensive enterprise management experience. Mr. Yan graduated from Dalian Maritime University with a professional qualification in marine navigation in 1968.

Save as the above, Mr. Yan does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. He has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO"). The appointment of Mr. Yan will commence from the conclusion of the SGM. He will enter into a service contract with the Company and the length of service will be from the date of his appointment until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007. The annual remuneration of Mr. Yan (including bonus and other emoluments, if any) will be decided by the board after his appointment as a Director becomes effective. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company's shareholders.

(K) Mr. Huang Xiaowen (黃小文), aged 42, is currently the executive deputy general manager of the Company. He began his career in the shipping industry in 1981. Mr. Huang assists the general manager of the Company and is responsible for the Company's production and operation work.

Between 1981 and 1997, he was the section chief of Guangzhou Ocean Shipping Company container shipping department, deputy general manager and general manager of the container shipping department of China Ocean Shipping Group. Since 1997, he became the executive deputy general manager of the Company. Mr. Huang has extensive knowledge relating to container shipping and is experienced in management. His bulk container technology was awarded the new Hong Kong product 2002, and the gold prize at the New Technology International Expo and received a practical new model patent from the International Intellectual Property Rights Bureau of the PRC. Mr. Huang graduated in 1981 from Qingdao Academy of Seamen, majoring in vessel piloting. Mr. Huang joined the Company in October 1997.

Save as the above, Mr. Huang does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. He has no interest in the shares of the Company within the meaning of Part XV of the SFO. The appointment of Mr. Huang will commence from the conclusion of the SGM. He will enter into a service contract with the Company and the length of service will be from the date of his appointment until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007. The annual remuneration of Mr. Huang (including bonus and other emoluments, if any) will be decided by the board after his appointment as a Director becomes effective. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company's shareholders.

(L) Mr. Zhao Hongzhou (趙宏舟), aged 36, is currently the deputy general manager of the Company. Mr. Zhao assists the general manager of the Company and is responsible for the Company's production, operation and administrative work. He began his career in the shipping industry in 1993. In 1994, he took on the role of department head of China Ocean Shipping Group Container Shipping main office. Between 1997 and 2002, he has been the deputy general manager and general manager of the executive department of China Shipping and accumulated a lot of experience in relation to management. Mr. Zhao graduated in 1993 from Shanghai Maritime University (Masters Postgraduate), majoring in transportation management and engineering where he obtained a Masters degree in engineering. Mr. Zhao joined the Company in November 2002.

Save as the above, Mr. Zhao does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. He has no interest in the shares of the Company within the meaning of Part XV of the SFO. The appointment of Mr. Zhao will commence from the conclusion of the SGM. He will enter into a service contract with the Company and the length of service will be from the date of his appointment until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007. The annual remuneration of Mr. Zhao (including bonus and other emoluments, if any) will be decided by the board after his appointment as a Director becomes effective. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company's shareholders.

(M) Mr. Zhang Guofa (張國發), aged 48, is currently the vice president of China Shipping (Group) Company. He began his career in the shipping industry in 1980. Since 1991, he began working in the water transport department of the Ministry of Communications and has held the posts of deputy department head, department head, deputy section chief, section chief. Between July 2000 and November 2001, he was an assistant to the director in the Ministry of Communications, department of water transport. Between November 2001 and November 2004, he was the deputy director of the water transport department of the Ministry of Communications. From November 2004, he became the vice president of China Shipping (Group) Company. Mr. Zhang has extensive management experience. Mr. Zhang graduated from Wuhan University in 1988, obtained a Master degree in 1991 and a Doctorate degree in 1997.

Save as the above, Mr. Zhang does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. He has no interest in the shares of the Company within the meaning of Part XV of the SFO. The appointment of Mr. Zhang will commence from the conclusion of the SGM. He will enter into a service contract with the Company and the length of service will be from the date of his appointment until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007. The annual remuneration of Mr. Zhang (including bonus and other emoluments, if any) will be decided by the board after his appointment as a Director becoming effective. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company's shareholders.

(N) Mr. Huang Xinming (黃新明), aged 50, a senior engineer and is currently the party secretary of the Company. He began his career in the shipping industry in 1971. Between July 1985 and October 1993, he held the posts of deputy section chief and section chief of Shanghai Bureau of Maritime Transportation Administration. Between October 1993 and December 1995, he held the posts of general manager of organisation division and general manager of personnel ministry of Shanghai Maritime Transport (Group) Company. Between December 1995 and December 1998, he held the posts of deputy general manager of Shanghai Maritime Transport (Group) Company, general manager and party secretary of China Shipping Agency Company Limited. Between December 1998 and January 2000, he held the post of general manager of China Shipping Agency Company Limited. Between January 2000 and August 2004, he held the posts of assistant to the president of China Shipping (Group) Company, general manager and deputy party secretary of China Shipping Logistics Company Limited. Mr. Huang has years of management experience. Mr. Huang graduated from the post-graduate class of East China Normal University in January 1997, majoring in global economics and obtained a Master degree in business administration from Asia International Open University in October 1999. Mr. Huang joined the Company in December 2004.

Save as the above, Mr. Huang does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. He has no interest in the shares of the Company within the meaning of Part XV of the SFO. The appointment of Mr. Huang will commence from the conclusion of the SGM. He will enter into a service contract with the Company and the length of service will be from the date of his appointment until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007. The annual remuneration of Mr. Huang (including bonus and other emoluments, if any) will be decided by the board after his appointment as a Supervisor becoming effective. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company's shareholders.

The board of Directors as at the date of this notice comprises of Mr. Li Kelin and Mr. Jia Hongxiang, being executive Directors, Mr. Li Shaode, Mr. Zhang Jianhua, Mr. Wang Daxiong and Mr. Wang Xiangyun, being non-executive Directors, and Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven being independent non-executive Directors.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance under the English name "China Shipping Container Lines Company Limited".*



中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 2866)

FORM OF PROXY FOR SPECIAL GENERAL MEETING TO BE HELD ON FRIDAY, 18 FEBRUARY 2005

No. of shares to which this Proxy relates[1]	
Type of shares (domestic shares or H shares) to which this Proxy relates[2]	

I/We[3] ______________________________

of ______________________________

Being shareholder(s) of CHINA SHIPPING CONTAINER LINES COMPANY LIMITED (the "Company") hereby appoint[4] the Chairman of the Meeting or ______________________________

of ______________________________

as my/our proxy to attend, act and vote for me/us and on my/our behalf at the Special General Meeting of the Company to be held at Room 1016, 10th Floor, 700 Dong Da Ming Road, Shanghai, the People's Republic of China on Friday, 18 February 2005 at 10:30 a.m. and at any adjournment thereof as hereunder indicated in respect of the resolutions set out in the Notice of Special General Meeting, and, if no such indication is given, as my/our proxy thinks fit.

	RESOLUTIONS	For[5]	Against[5]
1.	to consider and, if thought fit, approve the following proposed amendment to the Articles of Association of the Company by way of **special resolution** *(see overleaf for full resolution).*		
2.	to consider and approve the appointment of Mr. Yan Mingyi as a non-executive director of the Company.		
3.	to consider and approve the appointment of Mr. Huang Xiaowen as an executive director of the Company.		
4.	to consider and approve the appointment of Mr. Zhao Hongzhou as an executive director of the Company.		
5.	to consider and approve the appointment of Mr. Zhang Guofa as a non-executive director of the Company.		
6.	to consider and approve the appointment of Mr. Huang Xinming as a supervisor of the Company.		
7.	to consider and approve the change in use of listing proceeds as described in the press announcement of the Company dated 30 December 2004.		
8.	to consider and approve the proposed **special resolution** *(see overleaf for full resolution)*		

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance under the English name "China Shipping Container Lines Company Limited".*

Notes:

1. Please insert the number of shares registered in your name(s) to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).
2. Please also insert the type of shares (domestic shares or H shares) to which this form of proxy relates.
3. Please insert the full name(s) (in Chinese or in English, as shown in the register of members) and registered address(es) in BLOCK LETTERS.
4. If any proxy other than the Chairman of the Meeting is preferred, delete the words "the Chairman of the Meeting or" and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.**
5. **IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE INDICATE WITH A "√" IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, INDICATE WITH A "√" IN THE BOX MARKED "AGAINST".** If you do not indicate how you wish your proxy to vote, your proxy will be entitled to exercise his discretion. Your proxy will also be entitled to vote at his discretion on any resolutions properly put to the Meeting other than those referred to in the Notice convening the Meeting.
6. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a legal person, must either be executed under its seal or under the hand of a legal representative or other attorney duly authorised to sign the same. If this form of proxy is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarially certified.
7. Where there are joint registered holders of any share, only the person whose name stands first on the register in respect of such share may vote at the Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto.
8. To be valid, for holders of domestic shares, this form of proxy, together with the notarially certified power of attorney or other document of authorisation, must be delivered to the Directorate Secretary Office of the Company at Room 610, 6th Floor, 700 Dong Da Ming Road, Shanghai, the People's Republic of China, not less than 24 hours before the time appointed for the Meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong within the same period.

Resolutions No.1 and No.8 in full

1. to consider and, if thought fit, approve the following proposed amendment to the Articles of Association of the Company by way of **special resolution**, details of which are as follows:

   Article 10.1 to be deleted in its entirety and replaced by the following:

   Article 10.1 The Company has a board of directors which is responsible for and reports to the general meetings. The board of directors is composed of 13 directors, among which at least two of them are executive directors who are responsible for the daily duties designated by the Company whilst the remaining are non-executive directors who do not deal with daily affairs. The board of directors has one chairman and one vice-chairman.

8. to consider and, if thought fit, approve the following by way of **special resolution**

   "THAT:

   (1) there be granted to the board of directors of the Company an unconditional general mandate to issue, allot and deal with additional H Shares of the Company and to make or grant offers, agreements and options in respect thereof, subject to the following conditions:

      (a) such mandate shall not extend beyond the Relevant Period save that the board of directors of the Company may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

      (b) the aggregate nominal amount of H Shares allotted or agreed conditionally or unconditionally to be alloted (whether pursuant to an option or otherwise) by the board of directors of the Company shall not exceed 20 per cent of the aggregate nominal amount of H Shares of the Company in issue as of the date of this Resolution; and

      (c) the board of directors will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as the same may be amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

      For the purposes of this Resolution:

      "H Shares" means the overseas-listed foreign invested shares in the share capital of the Company with a par value RMB1.00 each, and which are subscribed for and traded in Hong Kong Dollars;

      "Relevant Period" means the period from the passing of this Resolution until the earliest of:

      (1) the conclusion of the next annual general meeting of the Company following the passing of this Resolution; or

      (2) the expiration of the 12-month period following the passing of this Resolution; or

      (3) the date on which the authority set out in this Resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

   (2) contingent on the board of directors resolving to issue shares pursuant to sub-paragraph (1) of this Resolution, the board of directors of the Company be authorised to:

      (a) approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the issue of such new H Shares including, without limitation, the time and place of issue, making all necessary applications to the relevant authorities, entering into an underwriting agreement (or any other agreement);

      (b) determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities; and

      (c) increase the registered capital of the Company in accordance with the actual increase of capital by issuing H Shares pursuant to sub-paragraph (1) of this Resolution, to register the increased capital with the relevant authorities in the PRC and to make such amendments to the Articles of Association of the Company as it thinks fit so as to reflect the increase and any other resultant changes in the registered capital of the Company."



中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 2866)

REPLY SLIP

To: China Shipping Container Lines Company Limited (the "Company")

I/We[1] (Chinese name): ____

(English name): ____

of ____

being the registered holder(s) of[2] ________________ domestic/H[3] share(s) of RMB 1.00 each in the capital of the Company, hereby inform the Company that I/we intend to attend (in person or by proxy) the Special General Meeting of the Company to be held at 10:30 a.m. on Friday, 18 February 2005 at Room 1016, 10th Floor, 700 Dong Da Ming Road, Pudong New District, Shanghai, the People's Republic of China.

Date: ________________ Signature(s): ________________

Notes:

1. Please insert full name(s) (in Chinese or in English, as shown in the register of members) and registered address(es) in block letters.
2. Please insert the number of shares registered under your name(s).
3. Please delete as appropriate.
4. The completed and signed reply slip should be delivered to the Directorate Secretary Office of the Company of the Company at Room 610, 6th Floor, 700 Dong Da Ming Road, Shanghai, the People's Republic of China on or before Friday, 28 January 2005 personally or by mail or by fax (fax number: (86-21) 6596-6813).

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance under the English name "China Shipping Container Lines Company Limited".*

B23

THE STANDARD 14 JAN 2005



CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1138)

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "**EGM**") of China Shipping Development Company Limited (the "**Company**") will be held at 10 a.m. on Tuesday, 1 March 2005 at Room 319, 700 Dong Da Ming Road, Shanghai, The People's Republic of China, to consider and, if thought fit, approve the following ordinary resolutions:

1. "**THAT** the conditional bareboat charterparties dated 22 December 2004 (the "**First Bareboat Chaterparties**") entered into between the Company and China Shipping Container Lines Co. Ltd. ("**CS Container Lines**") for the lease of four container vessels named "Xiangli", "Xiangmao", "Xiangyue" and "Xiangzhuang" by the Company to CS Container Lines for a term of three years commencing from 1 January 2005, the continuing connected transactions contemplated thereunder and the proposed annual cap for the continuing connected transactions contemplated thereunder, be and are hereby approved, ratified and confirmed; and the directors of the Company be and are hereby authorized to do such other acts and things and execute such other documents which in their opinion may be necessary or desirable to implement the First Bareboat Charterparties."

2. "**THAT** the conditional bareboat charterparty dated 22 December 2004 (the "**Second Bareboat Charterparty**") entered into between Xiang Xiu Shipping S.A. (向秀航運有限公司) ("**Xiang Xiu Shipping**")and China Shipping Container Lines (Asia) Co. Ltd. (中海集裝箱運輸(亞洲)有限公司) ("**CS Container Lines (Asia)**") for the lease of a container vessel named "Xiangzhu" by Xiang Xiu Shipping to CS Container Lines (Asia) for a term of three years commencing from 1 January 2005, the continuing connected transactions contemplated thereunder and the proposed annual cap for the continuing *connected transactions contemplated thereunder, are hereby approved,* ratified and confirmed and the directors of the Company be and are hereby authorized to do such other acts and things and execute such other documents which in their opinion may be necessary or desirable to implement the Second Bareboat Charterparty."

3. "**THAT** the conditional bareboat charterparties dated 22 December 2004 (the "**Third Bareboat Charterparties**") entered into between each of Xiang Da Shipping S.A. (向達航運有限公司) ("**Xiang Da Shipping**"), Xiang Xiu Shipping, Xiang Xin Shipping S.A. (向興航運有限公司) ("**Xiang Xin Shipping**") and Xiang Wang Shipping S.A (向旺航運有限公司) ("**Xiang Wang Shipping**") and CS Container Lines (Asia) for the lease of various container vessels named "Xiangda", "*Xiangxiu*", "*Xiangxin and "Xiangwang" respectively*, by Xiang Da Shipping, Xiang Xiu Shipping, Xiang Xin Shipping and Xiang Wang Shipping, respectively, to CS Container Lines (Asia) for a term of three years commencing from 1 January 2005, the continuing connected transactions contemplated thereunder and the proposed annual cap for the continuing connected transactions contemplated thereunder, be and are hereby approved, ratified and confirmed and the directors of the Company be and are hereby authorized to do such other acts and things and execute such other documents which in their opinion may be necessary or desirable to implement the Third Bareboat Charterparties.."

4. "**THAT** a conditional charterparty dated 22 December 2004 (the "**Fourth Bareboat Charterparty**") entered into between the Company and Shanghai Shipping Industrial Company Limited (上海海運實業有限公司) ("**Shanghai Shipping**") for the lease of an oil tanker named "Daqing 88" by Shanghai Shipping to the Company for a term of three years commencing from 1 January 2005, the continuing connected transactions contemplated thereunder and the proposed annual cap for the continuing connected transactions contemplated thereunder, be and are hereby approved, ratified and confirmed and the directors of the Company be and are hereby authorized to do such other acts and things and execute such other documents which in their opinion may be necessary or desirable to implement the Fourth Bareboat Charterparties."

5. "**THAT** a conditional charterparty dated 22 December 2004 (the "**Fifth Bareboat Charterparty**") entered into between the Company and China Shipping (Hong Kong) Holdings Company Limited (中國海運(香港)控股有限公司) ("**China Shipping (HK) Holdings**") for the lease of an oil tanker named "Song Lin Wan" by China Shipping (HK) Holdings to the Company for a term of three years from China Shipping (HK) Holdings to the Company for a term of three years commencing from 1 January 2005, the continuing connected transactions contemplated thereunder and the proposed annual cap for the continuing connected transactions contemplated thereunder, be and are hereby approved, ratified and confirmed and the directors of the Company be and are hereby authorized to do such other acts and things and *execute such other documents which in their opinion may be necessary or* desirable to implement the Fifth Bareboat Charterparty."

6. "**THAT** a conditional sale and purchase agreement dated 22 December 2004 (the "**First Sale and Purchase Agreement**") entered into between the Company and China Shipping Industry Company Limited (中海工業有限公司) ("**CS Industry**") for the sale of an oil tanker named "Daqing 242" by the Company to CS Industry, and the transactions contemplated thereunder, be *and are hereby approved, ratified and confirmed and the directors of the* Company be and are hereby authorized to do such other acts and things and execute such other documents which in their opinion may be necessary or desirable to implement the First Sale and Purchase Agreement."

7. "**THAT** a conditional sale and purchase agreement dated 22 December 2004 (the "**Second Sale and Purchase Agreement**") entered into between the Company and CS Industry for the sale of an oil tanker named "Ning He" to *CS Industry, and the transactions contemplated thereunder, be and are hereby* approved, ratified and confirmed and the directors of the Company be and are hereby authorized to do such other acts and things and execute such other documents which in their opinion may be necessary or desirable to implement the Second Sale and Purchase Agreement."

8. "**THAT** Mr. Mao Shi Jia be and is hereby appointed as an executive director of the Company with effect from the conclusion of the EGM until the *conclusion of the annual general meeting of the Company for the year 2006* (i.e. to be held on or around 27 May 2006) and the board of directors of the Company be and is hereby authorized to make such amendments (if any) to the articles of association of the Company as it thinks fit so as to reflect any *consequential changes resulting from such appointment.*"

9. "**THAT** Mr. Yan Mingyi be and is hereby appointed as a supervisor of the Company with effect from the conclusion of the EGM until the conclusion *of the annual general meeting of the Company for the year 2006 (i.e. to be* held on or around 27 May 2006) and the board of directors of the Company be and is hereby authorized to make such amendments (if any) to the articles of association of the Company as it thinks fit so as to reflect any *consequential changes resulting from such appointment.*"

By Order of the Board
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

14 January 2005
Shanghai
The People's Republic of China

Notes:

(A) The H Share register of the Company will be closed from 29 January 2005 to 28 February 2005 (both days inclusive), during which no transfer of H Shares will be effected. Any holders of H Shares of the Company, whose names appear on the Company's register of members at the close of business on 28 January 2005, are entitled to attend and vote at the EGM after completing the registration procedures for attending the meeting. In order to be entitled to attend and vote at the EGM, share transfer documents should be lodged with the Company's H share registrar not later than 4:00 p.m. on 28 January 2005.

The address of the share registrar (for share transfer) for the Company's H Shares is as follows:

Hong Kong Registrars Limited
Rooms 1712-1716
17th Floor
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

(B) Holders of H Shares and Domestic Shares, who intend to attend the EGM, must complete the reply slips for attending the EGM and return them to the Office of the Secretary to the Board of Directors of the Company not later than 20 days before the date of the EGM, i.e. no later than 8 February 2005.

Details of the Office of the Secretary to the Board of Directors of the Company are as follows:

Room 1601, 700 Dong Da Ming Road,
Shanghai,
People's Republic of China
Postal Code: 200080

Tel: 86(21) 6596 6666
Fax: 86(21) 6596 6160

(C) Each holder of H Shares who has the right to attend and vote at the EGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the EGM. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(D) The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other documents of authorisation, must be notarially certified.

(E) To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointor, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Shares share registrar, Hong Kong Registrars Limited, at 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 24 hours before the time for holding the EGM or any adjournment thereof in order for such documents to be valid.

(F) Each holder of Domestic Shares is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the EGM. Notes (C) to (D) also apply to holders of Domestic Shares, except that the proxy form or other documents of authority must be delivered to the Office of the Secretary to the Board of Directors, the address of which is set out in Note (B) above, not less than 24 hours before the time for holding the EGM or any adjournment thereof in order for such documents to be valid.

(G) If a proxy attends the EGM on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, which specifies the date of its issuance. If the legal representative of a legal person share shareholder attends the EGM, such legal representative should produce his/her ID card and valid documents evidencing his capacity as such legal representative. If a legal person share shareholder appoints a representative of a company other than its legal representative to attend the EGM, such representative should produce his ID card and an authorization instrument affixed with the seal of the legal person share shareholder and duly signed by its legal representative.

(H) Set out below is the procedure by which shareholders of the Company (the "Shareholders") and the chairman of any Shareholders' meeting may demand a poll pursuant to article 74 of articles of association of the Company:

"*At any general meeting of shareholders, a resolution shall be decided on a show of hands* unless a poll is demanded before or after any vote by show of hands by:

(1) the chairman of the meeting;

(2) at least two shareholders, who possess the right to vote, present in person or by proxy; or

(3) any shareholder or shareholders present in person or by proxy and representing in the *aggregate not less than one-tenth of the total voting rights of all shareholders having the* right to attend and vote at the meeting.

Unless a poll is so demanded, a declaration by the chairman of the meeting that a resolution has on a show of hands been carried or not carried and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded for or against such resolution.

A demand for a poll may be withdrawn by the person who made the demand."

(I) The EGM is expected to last for half a day. Shareholders attending the EGM are responsible for their own transportation and accommodation expenses.

IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PUT AN INDICATION IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PUT AN INDICATION IN THE BOX MARKED "AGAINST". Failure to complete the boxes will entitle your proxy to cast your vote(s) or abstain at his/her discretion.

As at the date of this announcement, the Board of Directors of the Company comprises of Mr. Li Shaode, Mr. Sun Zhitang, Mr. Wang Daxiong, Mr. Yao Zuozhi and Mr. Wang Kunhe as executive Directors, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhaoqun as independent non-executive Directors.

Closure of Register of Members

Reference is made to the notice dated 14 January 2005 of an extraordinary general meeting (the "EGM") of China Shipping Development Company Limited (the "**Company**") to be held at 10:00 a.m. on Tuesday, 1 March 2005 at Room 319, 700 Dong Da Ming Road, Shanghai, The People's Republic of China.

Notice is hereby given that, for the purpose of holding the EGM, the H Share register of members of the Company (the "Register of Members") will be closed from 29 January 2005 to 28 February 2005 (both dates inclusive), during which period no transfer of H shares of the Company will be registered. Any holders of the H Shares of the Company, whose names appear on the Company's register of members at the close of business on 28 January 2005, are entitled to attend and vote at the EGM.

In order to be entitled to attend and vote at the EGM, such transfer documents should be lodged with the Company's H share registrar no later than 4:00 p.m. on 28 January 2005.

By order of the board of directors
China Shipping Development Company Limited
Yao Qiaohong
Company secretary

Shanghai, the People's Republic of China
14 January 2005

As at the date of this announcement, the Board of Directors of the Company comprises of Mr. Li Shaode, Mr. Sun Zhitang, Mr. Wang Daxiong, Mr. Yao Zuozhi and Mr. Wang Kunhe as executive Directors, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive Directors.

THE STANDARD 14 JAN 2005

B21



CHINA SHIPPING DEVELOPMENT COMPANY LIMITED
中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 1138)

Continuing Connected Transactions
Connected and Discloseable Transactions

Delay in despatch of circular

Further to the announcement of the Company dated 22 December 2004, the Company is in the process of arranging for the letter from the Independent Financial Advisor to be included in the circular to be despatched to its shareholders. The Company has applied to the Stock Exchange for despatch of its circular until 20 January 2005. It proposes to despatch the same as soon as possible and in any event, by no later than 20 January 2005.

Reference is made to the announcement of China Shipping Development Company limited (the "**Company**") dated 22 December 2004 (the "**Announcement**"). Terms defined in the Announcement shall, unless otherwise defined herein, bear the same meanings as in this announcement.

Pursuant to Rule 14.38 and 14A.49 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), a circular containing, inter alia, information on the Transactions and the opinion of the Independent Financial Adviser is required to be despatched to shareholders of the Company on or before 13 January 2005. As more time is required for the Company to arrange for the letter from the Independent Financial Advisor to be included in the circular, the Company has applied to The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") for an extension of time for despatch of the circular under Rules 14.38 and 14A.49 of the Listing Rules until 20 January 2005. The Company proposes to despatch the same as soon as possible and in any event by no later than 20 January 2005.

By order of the Board
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

Shanghai, the PRC
13 January 2005

As at the date of this announcement, the Board of Directors of the Company comprises of Mr. Li Shaode, Mr. Sun Zhitang, Mr. Wang Daxiong, Mr. Yao Zuozhi and Mr. Wang Kunhe as executive Directors, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive Directors.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about any of the contents, you should obtain independent professional advice.

If you have sold or transferred all your shares in **China Shipping Container Lines Company Limited**, you should at once hand this Circular together with the attached form of proxy and reply slip to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.



中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 2866)

PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION, CHANGES IN DIRECTORS AND SUPERVISOR, CHANGE IN THE USE OF LISTING PROCEEDS AND GENERAL MANDATE TO ALLOT AND ISSUE H SHARES

A letter from the board of Directors (the "Board") of China Shipping Container Lines Company Limited (the "Company") is set out on pages 3 to 7 of this Circular. A notice convening the Special General Meeting of the Company to be held at 10:30 a.m. on 18 February 2005 at Room 1016, 10th Floor, 700 Dong Da Ming Road, Shanghai, the People's Republic of China is set out on pages 8 to 15 of this Circular.

If you intend to attend the Special General Meeting, please complete and return the enclosed reply slip in accordance with the instructions printed thereon as soon as possible and in any event by no later than 28 January 2005.

Whether or not you are able to attend the Special General Meeting, please complete and return the enclosed form of proxy in accordance with the instructions printed thereon. The form of proxy must be signed by you or your attorney duly authorized in writing or, in case of a legal person, must either be executed under its seal or under the hand of a legal representative or other attorney duly authorized to sign the same. If the form of proxy is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign, or other document of authorisation, must be notarially certified.

For holders of H shares of the Company, please return the proxy form together with any documents of authority to Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible; and for holders of domestic shares of the Company, please return the above documents to the Directorate Secretary Office of the Company at Room 610, 6th Floor, 700 Dong Da Ming Road, Shanghai, the People's Republic of China as soon as possible, and in both cases in any event not later than 24 hours before the time appointed for holding the Special General Meeting. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting should you so wish.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance under the English name "China Shipping Container Lines Company Limited".*

4 January 2005

CONTENTS

Page

In this Circular, unless the context otherwise requires, the following expressions shall have the following meanings:

"Announcement"	the Company's announcement dated 30 December 2004 in relation to, among other things, equity transfers and capital injections into Shanghai Puhai
"Board"	the board of Directors of the Company
"China Shipping"	China Shipping (Group) Company (中國海運(集團)總公司), a Chinese state-owned enterprise, which is the controlling shareholder of the Company
"Company"	China Shipping Container Lines Company Limited (中海集裝箱運輸股份有限公司), a joint stock limited company established in the PRC, of which 2,420,000,000 H shares are listed on The Stock Exchange of Hong Kong Limited
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"H Shares"	ordinary shares issued by the Company, with a Renminbi-denominated par value of RMB1.00 each, which are subscribed for and traded in Hong Kong dollars
"Listing"	the listing of the Company's H shares on the Main Board of The Stock Exchange of Hong Kong Limited, which commenced on 16 June 2004
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Notice of SGM"	the notice to convene the Special General Meeting dated 4 January 2005 set out on pages 8 to 15 of this Circular
"PRC"	the People's Republic of China
"Prospectus"	the prospectus of the Company dated 4 June 2004
"RMB"	Renminbi, the lawful currency of the PRC
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

"Shanghai Puhai"	Shanghai Puhai Shipping Co., Ltd. (上海浦海航運有限公司), a limited liability company incorporated in the PRC and owned as to 50% by the Company with the remaining 50% ultimately controlled by China Shipping prior to the completion of the equity transfers as described in the Announcement
"Shanghai Puhai Capital Injection Agreement"	the Shanghai Puhai capital injection agreement dated 10 May 2004 entered into between the Company, CS Logistics, China Shipping Agency, CSI and Shanghai Puhai
"Shareholders"	the holders of domestic shares and H Shares of the Company
"Special General Meeting"	the special general meeting of the Shareholders to be held at Room 1016, 10th Floor, 700 Dong Da Ming Road, Shanghai, the People's Republic of China on 18 February 2005



中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 2866)

Directors:
Mr. Li Kelin
Mr. Jia Hongxiang
Mr. Li Shaode*
Mr. Zhang Jianhua*
Mr. Wang Daxiong*
Mr. Wang Xiangyun*
Mr. Hu Hanxiang**
Mr. Gu Nianzu**
Mr. Wang Zongxi**
Mr. Lam Siu Wai, Steven**

* *non-executive Directors*
** *independent non-executive Directors*

Legal address and principal place of business in the PRC:
Rooms A, B, C and D
27th Floor
450 Fu Shan Lu
Pudong New District
Shanghai
the People's Republic of China

Principal place of business in Hong Kong:
Level 69
The Center
99 Queen's Road Central
Hong Kong

4 January 2005

To the Shareholders

Dear Sir or Madam,

The purpose of this Circular is to provide you with information regarding proposed amendment to the Articles of Association, change in the Directors and Supervisor, change in the use of Listing proceeds and general mandate to allot and issue H Shares.

I. PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION

Due to the growth in the Company's business scope and operations, the Directors propose to increase the number of Directors from 10 to 13. Details of the amendment are set out in the attached Notice of SGM.

II. RESIGNATION OF A DIRECTOR AND NOMINATION FOR APPOINTMENT OF FOUR DIRECTORS

Due to Mr. Wang Xiangyun's new job arrangement, Mr. Wang Xiangyun has tendered his resignation as a director of the Company with effect from the conclusion of the Special General Meeting.

The Board and Mr. Wang Xiangyun confirm that (i) there has been no dispute between Mr. Wang Xiangyun, the Board or the Company; and (ii) there are no matters that need to be brought to the attention of the Shareholders in relation to his resignation.

The Board would like to take this opportunity to express its thanks to Mr. Wang Xiangyun for his valuable contribution to the Company during his tenure of service.

The Board further announces that China Shipping proposed to nominate Mr. Yan Mingyi as a non-executive director of the Company in place of Mr. Wang Xiangyun and three additional candidates, Mr. Huang Xiaowen (presently the executive deputy general manager of the Company), Mr. Zhao Hongzhou (presently the current deputy general manager of the Company) and Mr. Zhang Guofa for appointment at the Special General Meeting respectively as an executive Director, an executive Director and a non-executive Director of the Company.

The official appointment of Mr. Yan Mingyi, Mr. Huang Xiaowen, Mr. Zhao Hongzhou and Mr. Zhang Guofa as Directors is subject to approval by Shareholders at the Special General Meeting.

The appointment of Mr. Yan Mingyi, Mr. Huang Xiaowen, Mr. Zhao Hongzhou and Mr. Zhang Guofa will commence at the conclusion of the Special General Meeting. They will enter into service contracts with the Company and the length of service will be from the date of their appointment until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007. The annual remuneration of Mr. Yan Mingyi, Mr. Huang Xiaowen, Mr. Zhao Hongzhou and Mr. Zhang Guofa will be decided by the Board after their appointments become effective.

The particulars required to be disclosed under Rule 13.51(2) of the Listing Rules for the above nominees are set out in notes (J), (K), (L) and (M) of the attached Notice of SGM. A further announcement will be made by the Company as soon as reasonably practicable when the above changes in Directors become effective.

III. RESIGNATION AND NOMINATION OF SUPERVISOR

Due to personal reason, Mr. Zhao Shijiang has tendered his resignation as a supervisor of the Company with effect from the conclusion of the Special General Meeting.

The Board and Mr. Zhao Shijiang confirm that (i) there has been no dispute between Mr. Zhao Shijiang, the supervisory committee or the Company; and (ii) there are no matters that need to be brought to the attention of the Shareholders in relation to his resignation.

The Board would like to take this opportunity to express its thanks to Mr. Zhao Shijiang for his valuable contribution to the Company during his tenure of service.

The Board further announces that China Shipping proposed to nominate Mr. Huang Xinming for appointment as a supervisor of the Company in place of Mr. Zhao Shijiang.

The official appointment of Mr. Huang Xinming is subject to approval by Shareholders at the Special General Meeting.

The appointment of Mr. Huang Xinming will commence at the conclusion of the Special General Meeting. He will enter into a service contract with the Company and the length of service will be from the date of his appointment and to expire upon the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007. The annual remuneration of Mr. Huang will be decided by the Board after his appointment becomes effective.

The particulars required to be disclosed under Rule 13.51(2) of the Listing Rules for Mr. Huang are set out in note (N) of the attached Notice of SGM. A further announcement will be made by the Company as soon as reasonably practicable when the above changes in Supervisors become effective.

IV. CHANGE IN THE USE OF LISTING PROCEEDS

Reference is made to the sections headed "USE OF PROCEEDS" and "Capital injection into Shanghai Puhai" appearing on pages 235 and 168 of the Prospectus. The Company's original plan to make a capital contribution in the amount of RMB500 million into Shanghai Puhai out of its Listing proceeds to increase its shareholding in Shanghai Puhai to 90% as described in the Prospectus has now been changed.

As discussed in the Announcement, instead of making an aggregate RMB500 million capital contribution to Shanghai Puhai, the Company intends to inject an aggregate of only RMB200 million out of the Listing proceeds into Shanghai Puhai in two stages: RMB100 million on or before 31 December 2005 and an additional RMB100 million on or before 31 December 2006. The remaining amount of RMB300 million out of the Listing proceeds initially planned for capital contribution to Shanghai Puhai is intended to be used by the Company for the acquisition of new vessels and containers. The Company will comply with the relevant requirements under the Listing Rules upon entering into agreements relating to such acquisitions.

The original business plan of Shanghai Puhai was to engage in international container shipping as well as provide sub-route container transportation services in the PRC to other domestic and international marine transportation providers. Owing to the rapid development of the business of the Group, the Company intends to strategically reposition Shanghai Puhai's scope of business. It is presently intended that Shanghai Puhai will mainly engage in domestic container shipping and will focus on providing sub-route container transportation services in the PRC and other selected regions globally to members of the Group or other domestic and international marine transportation providers.

As a result of the above change in business plan, Shanghai Puhai will no longer require to use the full amount of RMB500 million out of the Listing proceeds originally intended to be injected into Shanghai Puhai. The revised business plan of Shanghai Puhai will only require an aggregate capital injection of RMB200 million by the Company. Save for the Capital Injections, the Company confirms that as at the date of this announcement, there are no other capital commitment (whether equity, loan or otherwise) or guarantee to be provided by the Company or CS (Shanghai) to Shanghai Puhai. Such reduced capital contribution by the Company reflects the present business intention of the Company.

The above change in the use of Listing proceeds is subject to Shareholders' approval at the Special General Meeting.

V. GENERAL MANDATE TO ALLOT AND ISSUE H SHARES

A special resolution will be proposed at the Special General Meeting to obtain approval from the Shareholders to grant a general mandate to the Directors to exercise the powers of the Company to allot and issue H Shares not exceeding 20% of the aggregate nominal amount of H Shares of the Company in issue as at the date of the Special General Meeting.

The Directors believe that granting the general mandate is in the best interests of the Company and the Shareholders as a whole by maintaining the financial flexibility necessary for the Group's future business development. The Directors consider equity financing to be one of the important avenue of resources available to the Group as it does not create interest payment obligations on the Group. In appropriate circumstances, the Group will also consider some other source of funding to fund its future business development.

With the grant of such general mandate, the Directors will be able to respond to the market promptly should future funding needs arise or attractive terms for investment in the H Shares become available from potential investors. As at the date of this Circular, the Company does not have any specific plan or schedule to issue H Shares under such general mandate.

VI. GENERAL INFORMATION

A Notice convening the Special General Meeting to be held at Room 1016, 10th Floor, 700 Dong Da Ming Road, Shanghai, the PRC on Friday, 18 February 2005 at 10:30 a.m. will be dispatched to the Shareholders together with this Circular.

There is enclosed in this Circular a reply slip and a proxy form for use at the Special General Meeting. Whether or not you are able to attend the Special General Meeting, you are requested to complete, sign and return the enclosed proxy form for the Special General Meeting in accordance with the instructions printed thereon.

To be valid, for holders of H Shares, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointor, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share

Registrar, Computershare Hong Kong Investor Services Limited, at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 24 hours before the time for holding the Special General Meeting or any adjournment thereof in order for such documents to be valid.

For each holder of domestic shares of the Company, the form of proxy together with any documents of authority must be delivered to the Directorate Secretary Office of the Company at Room 610, 6th Floor, 700 Dong Da Ming Road, Shanghai, the PRC, not less than 24 hours before the time for holding the Special General Meeting or any adjournment thereof in order for such documents to be valid.

Holders of domestic shares or H Shares, who intend to attend the Special General Meeting, must complete the reply slip enclosed with this Circular and return them to the Directorate Secretary Office of the Company not later than 20 days before the date of the Special General Meeting, i.e. no later than Friday, 28 January 2005.

Pursuant to Articles 8.18 to 8.20 of the Articles of Association of the Company, at the Special General Meeting, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

(1) by the chairman of the meeting;

(2) by at least two Shareholders entitled to vote present in person or by proxy;

(3) by one or more Shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a Shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

By order of the board of Directors of
China Shipping Container Lines Company Limited
Li Kelin
Chairman

4 January 2005



中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 2866)

Notice of Special General Meeting

NOTICE IS HEREBY GIVEN that a Special General Meeting ("SGM") of China Shipping Container Lines Company Limited (the "Company") will be held at 10:30 a.m. on Friday, 18 February 2005 at Room 1016, 10th Floor, 700 Dong Da Ming Road, Shanghai, the People's Republic of China (the "PRC") for the following purposes:

1. to consider and, if thought fit, approve the following proposed amendment to the Articles of Association of the Company by way of **special resolution**, details of which are as follows:

   Article 10.1 to be deleted in its entirety and replaced by the following:

   Article 10.1 The Company has a board of directors which is responsible for and reports to the general meetings. The board of directors is composed of 13 directors, among which at least two of them are executive directors who are responsible for the daily duties designated by the Company whilst the remaining are non-executive directors who do not deal with daily affairs. The board of directors has one chairman and one vice-chairman.

2. to consider and approve the appointment of Mr. Yan Mingyi as a non-executive director of the Company with effect from the conclusion of the SGM until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007.

3. to consider and approve the appointment of Mr. Huang Xiaowen as an executive director of the Company with effect from the conclusion of the SGM until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007.

4. to consider and approve the appointment of Mr. Zhao Hongzhou as an executive director of the Company with effect from the conclusion of the SGM until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007.

5. to consider and approve the appointment of Mr. Zhang Guofa as a non-executive director of the Company with effect from the conclusion of the SGM and until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007.

6. to consider and approve the appointment of Mr. Huang Xinming as a supervisor of the Company with effect from the conclusion of the SGM until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007.

7. to consider and approve the change in use of the Listing proceeds as described in the press announcement of the Company dated 30 December 2004.

8. to consider and, if thought fit, approve the following by way of **special resolution**

"THAT:

(1) there be granted to the board of directors of the Company an unconditional general mandate to issue, allot and deal with additional H Shares of the Company and to make or grant offers, agreements and options in respect thereof, subject to the following conditions:

(a) such mandate shall not extend beyond the Relevant Period save that the board of directors of the Company may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(b) the aggregate nominal amount of H Shares allotted or agreed conditionally or unconditionally to be alloted (whether pursuant to an option or otherwise) by the board of Directors of the Company shall not exceed 20 per cent of the aggregate nominal amount of H Shares of the Company in issue as of the date of this Resolution; and

(c) the board of directors will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as the same may be amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

For the purposes of this Resolution:

"H Shares" means the overseas-listed foreign invested shares in the share capital of the Company with a par value RMB1.00 each, and which are subscribed for and traded in Hong Kong Dollars;

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(1) the conclusion of the next annual general meeting of the Company following the passing of this Resolution; or

(2) the expiration of the 12-month period following the passing of this Resolution; or

(3) the date on which the authority set out in this Resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

(2) contingent on the board of directors resolving to issue shares pursuant to sub-paragraph (1) of this Resolution, the board of directors of the Company be authorised to:

(a) approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the issue of such new H Shares including, without limitation, the time and place of issue, making all necessary applications to the relevant authorities, entering into an underwriting agreement (or any other agreement);

(b) determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities; and

(c) increase the registered capital of the Company in accordance with the actual increase of capital by issuing H Shares pursuant to sub-paragraph (1) of this Resolution, to register the increased capital with the relevant authorities in the PRC and to make such amendment to the Articles of Association of the Company as it thinks fit so as to reflect the increase and any other resultant changes in the registered capital of the Company."

By order of the board of Directors of
China Shipping Container Lines Company Limited
Li Kelin
Chairman

Shanghai, the People's Republic of China
4 January 2005

Notes:

(A) The address of Computershare Hong Kong Investor Services Limited is as follows:

46th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

(B) Holders of domestic shares or H shares, who intend to attend the Special General Meeting, must complete the reply slips and return them to the Directorate Secretary Office of the Company not later than 20 days before the date of the Special General Meeting, i.e. no later than Friday, 28 January 2005.

Details of the Directorate Secretary Office of the Company are as follows:

Room 610
6th Floor
700 Dong Da Ming Road
Shanghai
the People's Republic of China

Tel: 86-21-6596-6666
Fax: 86-21-6596-6813

(C) Each holder of H shares who has the right to attend and vote at the Special General Meeting is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the Special General Meeting. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(D) The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other documents of authorisation, must be notarially certified.

(E) To be valid, for holders of H shares, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointor, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Computershare Hong Kong Investor Services Limited, the address of which is set out in Note (A) above, not less than 24 hours before the time for holding the Special General Meeting or any adjournment thereof in order for such documents to be valid.

(F) Each holder of domestic shares is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the Special General Meeting. Notes (C) to (D) also apply to holders of domestic shares, except that the proxy form or other documents of authority must be delivered to the Directorate Secretary Office of the Company, the address of which is set out in Note (B) above, not less than 24 hours before the time for holding the Special General Meeting or any adjournment, thereof in order for such documents to be valid.

(G) If a proxy attends the Special General Meeting on behalf of a shareholder, he should produce his identity card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the Special General Meeting, such representative should produce his/her identity card and the notarised copy of the resolution passed by the board of directors or other authorities or other notarised copy of the licence issued by such legal person shareholder.

(H) Pursuant to Articles 8.18 to 8.20 of the Articles of Association of the Company, at the Special General Meeting, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

(1) by the chairman of the meeting;

(2) by at least two Shareholders entitled to vote present in person or by proxy;

(3) by one or more Shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll

has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a Shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

(I) The Special General Meeting is expected to last for half a day. Shareholders attending the Special General Meeting are responsible for their own transportation and accommodation expenses.

(J) Mr. Yan Mingyi (燕明義), aged 59, is a senior engineer and is currently the general manager, party secretary of Shanghai Maritime Transport (Group) Company, party secretary of the oil tankers branch of China Shipping Development Company Limited, a joint stock limited company incorporated in the PRC whose H Shares and A shares are listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange respectively, and is a subsidiary of China Shipping (Group) Company. He began his career in the shipping industry in 1970. Between April 1970 and January 1986, he held the posts of captain of oil tanker branch and navigation captain of Shanghai Bureau of Maritime Transportation Administration and between January 1986 and December 1995, he held the posts of deputy manager, manager and deputy party secretary of Shanghai Bureau of Maritime Transportation Administration. Between December 1995 and July 1997, he held the posts of deputy general manager of Shanghai Maritime Transport (Group) Company and China Shipping Development Company Limited. Between July 1997 and April 2003, he held the posts of general manager and deputy party secretary of Shanghai Maritime Transport (Group) Company, deputy general manager of China Shipping Development Company Limited and general manager of the oil tankers branch of China Shipping Development Company Limited. Between April 2003 and December 2004, he held the posts of general manager of China Shipping Development Company Limited, general manager of the oil tankers branch of China Shipping Development Company Limited and deputy party secretary of Shanghai Maritime Transport (Group) Company. Mr. Yan has extensive enterprise management experience. Mr. Yan graduated from Dalian Maritime University with a professional qualification in marine navigation in 1968.

Save as the above, Mr. Yan does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. He has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO"). The appointment of Mr. Yan will commence from the conclusion of the SGM. He will enter into a service contract with the Company and the length of service will be from the date of his appointment until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007. The annual remuneration of Mr. Yan (including bonus and other emoluments, if any) will be decided by the board after his appointment as a Director becomes effective. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company's shareholders.

(K) Mr. Huang Xiaowen (黃小文), aged 42, is currently the executive deputy general manager of the Company. He began his career in the shipping industry in 1981. Mr. Huang assists the general manager of the Company and is responsible for the Company's production and operation work.

Between 1981 and 1997, he was the section chief of Guangzhou Ocean Shipping Company container shipping department, deputy general manager and general manager of the container shipping department of China Ocean Shipping Group. Since 1997, he became the executive deputy general manager of the Company. Mr. Huang has extensive knowledge relating to container shipping and is experienced in management. His bulk container technology was awarded the new Hong Kong product 2002, and the gold prize at the New Technology International Expo and received a practical new model patent from the International Intellectual Property Rights Bureau of the PRC. Mr. Huang graduated in 1981 from Qingdao Academy of Seamen, majoring in vessel piloting. Mr. Huang joined the Company in October 1997.

Save as the above, Mr. Huang does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. He has no interest in the shares of the Company within the meaning of Part XV of the SFO. The appointment of Mr. Huang will commence from the conclusion of the SGM. He will enter into a service contract with the Company and the length of service will be from the date of his appointment until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007. The annual remuneration of Mr. Huang (including bonus and other emoluments, if any) will be decided by the board after his appointment as a Director becomes effective. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company's shareholders.

(L) Mr. Zhao Hongzhou (趙宏舟), aged 36, is currently the deputy general manager of the Company. Mr. Zhao assists the general manager of the Company and is responsible for the Company's production, operation and administrative work. He began his career in the shipping industry in 1993. In 1994, he took on the role of department head of China Ocean Shipping Group Container Shipping main office. Between 1997 and 2002, he has been the deputy general manager and general manager of the executive department of China Shipping and accumulated a lot of experience in relation to management. Mr. Zhao graduated in 1993 from Shanghai Maritime University (Masters Postgraduate), majoring in transportation management and engineering where he obtained a Masters degree in engineering. Mr. Zhao joined the Company in November 2002.

Save as the above, Mr. Zhao does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. He has no interest in the shares of the Company within the meaning of Part XV of the SFO. The appointment of Mr. Zhao will commence from the conclusion of the SGM. He will enter into a service contract with the Company and the length of service will be from the date of his appointment until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007. The annual remuneration of Mr. Zhao (including bonus and other emoluments, if any) will be decided by the board after his appointment as a Director becomes effective. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company's shareholders.

(M) Mr. Zhang Guofa (張國發), aged 48, is currently the vice president of China Shipping (Group) Company. He began his career in the shipping industry in 1980. Since 1991, he began working in the water transport department of the Ministry of Communications and has held the posts of deputy department head, department head, deputy section chief, section chief. Between July 2000 and November 2001, he was an assistant to the director in the Ministry of Communications, department of water transport. Between November 2001 and November 2004, he was the deputy director of the water transport department of the Ministry of Communications. From November 2004, he became the vice president of China Shipping (Group) Company. Mr. Zhang has extensive management experience. Mr. Zhang graduated from Wuhan University in 1988, obtained a Master degree in 1991 and a Doctorate degree in 1997.

Save as the above, Mr. Zhang does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. He has no interest in the shares of the Company within the meaning of Part XV of the SFO. The appointment of Mr. Zhang will commence from the conclusion of the SGM. He will enter into a service contract with the Company and the length of service will be from the date of his appointment until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007. The annual remuneration of Mr. Zhang (including bonus and other emoluments, if any) will be decided by the board after his appointment as a Director becoming effective. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company's shareholders.

(N) Mr. Huang Xinming (黃新明), aged 50, a senior engineer and is currently the party secretary of the Company. He began his career in the shipping industry in 1971. Between July 1985 and October 1993, he held the posts of deputy section chief and section chief of Shanghai Bureau of Maritime Transportation Administration. Between October 1993 and December 1995, he held the posts of general manager of organisation division and general manager of personnel ministry of Shanghai Maritime Transport (Group) Company. Between December 1995 and December 1998, he held the posts of deputy general manager of Shanghai Maritime Transport (Group) Company, general manager and party secretary of China Shipping Agency Company Limited. Between December 1998 and January 2000, he held the post of general manager of China Shipping Agency Company Limited. Between January 2000 and August 2004, he held the posts of assistant to the president of China Shipping (Group) Company, general manager and deputy party secretary of China Shipping Logistics Company Limited. Mr. Huang has years of management experience. Mr. Huang graduated from the post-graduate class of East China Normal University in January 1997, majoring in global economics and obtained a Master degree in business administration from Asia International Open University in October 1999. Mr. Huang joined the Company in December 2004.

Save as the above, Mr. Huang does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. He has no interest in the shares of the Company within the meaning of Part XV of the SFO. The appointment of Mr. Huang will commence from the conclusion of the SGM. He will enter into a service contract with the Company and the length of service will be from the date of his appointment until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007. The annual remuneration of Mr. Huang (including bonus and other emoluments, if any) will be decided by the board after his appointment as a Supervisor becoming effective. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company's shareholders.

The board of Directors as at the date of this notice comprises of Mr. Li Kelin and Mr. Jia Hongxiang, being executive Directors, Mr. Li Shaode, Mr. Zhang Jianhua, Mr. Wang Daxiong and Mr. Wang Xiangyun, being non-executive Directors, and Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven being independent non-executive Directors.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance under the English name "China Shipping Container Lines Company Limited".*



中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 2866)

FORM OF PROXY FOR SPECIAL GENERAL MEETING TO BE HELD ON FRIDAY, 18 FEBRUARY 2005

No. of shares to which this Proxy relates[1]	
Type of shares (domestic shares or H shares) to which this Proxy relates[2]	

I/We[3] ____

of ____

Being shareholder(s) of CHINA SHIPPING CONTAINER LINES COMPANY LIMITED (the "Company") hereby appoint[4] the Chairman of the Meeting or ____

of ____

as my/our proxy to attend, act and vote for me/us and on my/our behalf at the Special General Meeting of the Company to be held at Room 1016, 10th Floor, 700 Dong Da Ming Road, Shanghai, the People's Republic of China on Friday, 18 February 2005 at 10:30 a.m. and at any adjournment thereof as hereunder indicated in respect of the resolutions set out in the Notice of Special General Meeting, and, if no such indication is given, as my/our proxy thinks fit.

	RESOLUTIONS	For[5]	Against[5]
1.	to consider and, if thought fit, approve the following proposed amendment to the Articles of Association of the Company by way of **special resolution** *(see overleaf for full resolution).*		
2.	to consider and approve the appointment of Mr. Yan Mingyi as a non-executive director of the Company.		
3.	to consider and approve the appointment of Mr. Huang Xiaowen as an executive director of the Company.		
4.	to consider and approve the appointment of Mr. Zhao Hongzhou as an executive director of the Company.		
5.	to consider and approve the appointment of Mr. Zhang Guofa as a non-executive director of the Company.		
6.	to consider and approve the appointment of Mr. Huang Xinming as a supervisor of the Company.		
7.	to consider and approve the change in use of listing proceeds as described in the press announcement of the Company dated 30 December 2004.		
8.	to consider and approve the proposed **special resolution** *(see overleaf for full resolution)*		

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance under the English name "China Shipping Container Lines Company Limited".*

Notes:

1. Please insert the number of shares registered in your name(s) to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).
2. Please also insert the type of shares (domestic shares or H shares) to which this form of proxy relates.
3. Please insert the full name(s) (in Chinese or in English, as shown in the register of members) and registered address(es) in BLOCK LETTERS.
4. If any proxy other than the Chairman of the Meeting is preferred, delete the words "the Chairman of the Meeting or" and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.**
5. **IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE INDICATE WITH A "✓" IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, INDICATE WITH A "✓" IN THE BOX MARKED "AGAINST".** If you do not indicate how you wish your proxy to vote, your proxy will be entitled to exercise his discretion. Your proxy will also be entitled to vote at his discretion on any resolutions properly put to the Meeting other than those referred to in the Notice convening the Meeting.
6. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a legal person, must either be executed under its seal or under the hand of a legal representative or other attorney duly authorised to sign the same. If this form of proxy is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarially certified.
7. Where there are joint registered holders of any share, only the person whose name stands first on the register in respect of such share may vote at the Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto.
8. To be valid, for holders of domestic shares, this form of proxy, together with the notarially certified power of attorney or other document of authorisation, must be delivered to the Directorate Secretary Office of the Company at Room 610, 6th Floor, 700 Dong Da Ming Road, Shanghai, the People's Republic of China, not less than 24 hours before the time appointed for the Meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong within the same period.

Resolutions No.1 and No.8 in full

1. *to consider and, if thought fit, approve the following proposed amendment to the Articles of Association of the Company* by way of **special resolution**, details of which are as follows:

   Article 10.1 to be deleted in its entirety and replaced by the following:

   Article 10.1 The Company has a board of directors which is responsible for and reports to the general meetings. The board of directors is composed of 13 directors, among which at least two of them are executive directors who are responsible for the daily duties designated by the Company whilst the remaining are non-executive directors who do not deal with daily affairs. The board of directors has one chairman and one vice-chairman.

8. to consider and, if thought fit, approve the following by way of **special resolution**

   "THAT:

   (1) there be granted to the board of directors of the Company an unconditional general mandate to issue, allot and deal with additional H Shares of the Company and to make or grant offers, agreements and options in respect thereof, subject to the following conditions:

   (a) such mandate shall not extend beyond the Relevant Period save that the board of directors of the Company may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

   (b) the aggregate nominal amount of H Shares allotted or agreed conditionally or unconditionally to be alloted (whether pursuant to an option or otherwise) by the board of directors of the Company shall not exceed 20 per cent of the aggregate nominal amount of H Shares of the Company in issue as of the date of this Resolution; and

   (c) the board of directors will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as the same may be amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

   For the purposes of this Resolution:

   "H Shares" means the overseas-listed foreign invested shares in the share capital of the Company with a par value RMB1.00 each, and which are subscribed for and traded in Hong Kong Dollars;

   "Relevant Period" means the period from the passing of this Resolution until the earliest of:

   (1) the conclusion of the next annual general meeting of the Company following the passing of this Resolution; or

   (2) the expiration of the 12-month period following the passing of this Resolution; or

   (3) the date on which the authority set out in this Resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

   (2) contingent on the board of directors resolving to issue shares pursuant to sub-paragraph (1) of this Resolution, the board of directors of the Company be authorised to:

   (a) approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the issue of such new H Shares including, without limitation, the time and place of issue, making all necessary applications to the relevant authorities, entering into an underwriting agreement (or any other agreement);

   (b) determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities; and

   (c) increase the registered capital of the Company in accordance with the actual increase of capital by issuing H Shares pursuant to sub-paragraph (1) of this Resolution, to register the increased capital with the relevant authorities in the PRC and to make such amendments to the Articles of Association of the Company as it thinks fit so as to reflect the increase and any other resultant changes in the registered capital of the Company."



中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 2866)

REPLY SLIP

To: China Shipping Container Lines Company Limited (the "Company")

I/We[1] (Chinese name): ______________________________

(English name): ______________________________

of ______________________________

being the registered holder(s) of[2] ______________ domestic/H[3] share(s) of RMB 1.00 each in the capital of the Company, hereby inform the Company that I/we intend to attend (in person or by proxy) the Special General Meeting of the Company to be held at 10:30 a.m. on Friday, 18 February 2005 at Room 1016, 10th Floor, 700 Dong Da Ming Road, Pudong New District, Shanghai, the People's Republic of China.

Date: ______________ Signature(s): ______________

Notes:

1. Please insert full name(s) (in Chinese or in English, as shown in the register of members) and registered address(es) in block letters.
2. Please insert the number of shares registered under your name(s).
3. Please delete as appropriate.
4. The completed and signed reply slip should be delivered to the Directorate Secretary Office of the Company of the Company at Room 610, 6th Floor, 700 Dong Da Ming Road, Shanghai, the People's Republic of China on or before Friday, 28 January 2005 personally or by mail or by fax (fax number: (86-21) 6596-6813).

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance under the English name "China Shipping Container Lines Company Limited".*

B23

THE STANDARD 14 JAN 2005



CHINA SHIPPING DEVELOPMENT COMPANY LIMITED
中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1138)

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "EGM") of China Shipping Development Company Limited (the "Company") will be held at 10 a.m. on Tuesday, 1 March 2005 at Room 319, 700 Dong Da Ming Road, Shanghai, The People's Republic of China, to consider and, if thought fit, approve the following ordinary resolutions:

1. "**THAT** the conditional bareboat charterparties dated 22 December 2004 (the "**First Bareboat Chaterparties**") entered into between the Company and China Shipping Container Lines Co. Ltd. ("**CS Container Lines**") for the lease of four container vessels named "Xiangli", "Xiangmao", "Xiangyue" and "Xiangzhuang" by the Company to CS Container Lines for a term of three years commencing from 1 January 2005, the continuing connected transactions contemplated thereunder and the proposed annual cap for the continuing connected transactions contemplated thereunder, be and are hereby approved, ratified and confirmed; and the directors of the Company be and are hereby authorized to do such other acts and things and execute such other documents which in their opinion may be necessary or desirable to implement the First Bareboat Charterparties."
2. "**THAT** the conditional bareboat charterparty dated 22 December 2004 (the "**Second Bareboat Charterparty**") entered into between Xiang Xiu Shipping S.A. (向秀航運有限公司) ("**Xiang Xiu Shipping**")and China Shipping Container Lines (Asia) Co. Ltd. (中海集裝箱運輸(亞洲)有限公司) ("**CS Container Lines (Asia)**") for the lease of a container vessel named "Xiangzhu" by Xiang Xiu Shipping to CS Container Lines (Asia) for a term of three years commencing from 1 January 2005, the continuing connected transactions contemplated thereunder and the proposed annual cap for the continuing connected transactions contemplated thereunder, are hereby approved, ratified and confirmed and the directors of the Company be and are hereby authorized to do such other acts and things and execute such other documents which in their opinion may be necessary or desirable to implement the Second Bareboat Charterparty."
3. "**THAT** the conditional bareboat charterparties dated 22 December 2004 (the "**Third Bareboat Charterparties**") entered into between each of Xiang Da Shipping S.A. (向達航運有限公司) ("**Xiang Da Shipping**"), Xiang Xiu Shipping, Xiang Xin Shipping S.A. (向興航運有限公司) ("**Xiang Xin Shipping**") and Xiang Wang Shipping S.A (向旺航運有限公司) ("**Xiang Wang Shipping**") and CS Container Lines (Asia) for the lease of various container vessels named "Xiangda", "Xiangxiu", "Xiangxin and "Xiangwang" respectively, by Xiang Da Shipping, Xiang Xiu Shipping, Xiang Xin Shipping and Xiang Wang Shipping, respectively, to CS Container Lines (Asia) for a term of three years commencing from 1 January 2005, the continuing connected transactions contemplated thereunder and the proposed annual cap for the continuing connected transactions contemplated thereunder, be and are hereby approved, ratified and confirmed and the directors of the Company be and are hereby authorized to do such other acts and things and execute such other documents which in their opinion may be necessary or desirable to implement the Third Bareboat Charterparties.."
4. "**THAT** a conditional charterparty dated 22 December 2004 (the "**Fourth Bareboat Charterparty**") entered into between the Company and Shanghai Shipping Industrial Company Limited (上海海運實業有限公司) ("**Shanghai Shipping**") for the lease of an oil tanker named "Daqing 88" by Shanghai Shipping to the Company for a term of three years commencing from 1 January 2005, the continuing connected transactions contemplated thereunder and the proposed annual cap for the continuing connected transactions contemplated thereunder, be and are hereby approved, ratified and confirmed and the directors of the Company be and are hereby authorized to do such other acts and things and execute such other documents which in their opinion may be necessary or desirable to implement the Fourth Bareboat Charterparties."
5. "**THAT** a conditional charterparty dated 22 December 2004 (the "**Fifth Bareboat Charterparty**") entered into between the Company and China Shipping (Hong Kong) Holdings Company Limited (中國海運(香港)控股有限公司) ("**China Shipping (HK) Holdings**") for the lease of an oil tanker named "Song Lin Wan" by China Shipping (HK) Holdings to the Company for a term of three years from China Shipping (HK) Holdings to the Company for a term of three years commencing from 1 January 2005, the continuing connected transactions contemplated thereunder and the proposed annual cap for the continuing connected transactions contemplated thereunder, be and are hereby approved, ratified and confirmed and the directors of the Company be and are hereby authorized to do such other acts and things and execute such other documents which in their opinion may be necessary or desirable to implement the Fifth Bareboat Charterparty."
6. "**THAT** a conditional sale and purchase agreement dated 22 December 2004 (the "**First Sale and Purchase Agreement**") entered into between the Company and China Shipping Industry Company Limited (中海工業有限公司) ("**CS Industry**") for the sale of an oil tanker named "Daqing 242" by the Company to CS Industry, and the transactions contemplated thereunder, be and are hereby approved, ratified and confirmed and the directors of the Company be and are hereby authorized to do such other acts and things and execute such other documents which in their opinion may be necessary or desirable to implement the First Sale and Purchase Agreement."
7. "**THAT** a conditional sale and purchase agreement dated 22 December 2004 (the "**Second Sale and Purchase Agreement**") entered into between the Company and CS Industry for the sale of an oil tanker named "Ning He" to CS Industry, and the transactions contemplated thereunder, be and are hereby approved, ratified and confirmed and the directors of the Company be and are hereby authorized to do such other acts and things and execute such other documents which in their opinion may be necessary or desirable to implement the Second Sale and Purchase Agreement."
8. "**THAT** Mr. Mao Shi Jia be and is hereby appointed as an executive director of the Company with effect from the conclusion of the EGM until the conclusion of the annual general meeting of the Company for the year 2006 (i.e. to be held on or around 27 May 2006) and the board of directors of the Company be and is hereby authorized to make such amendments (if any) to the articles of association of the Company as it thinks fit so as to reflect any consequential changes resulting from such appointment."
9. "**THAT** Mr. Yan Mingyi be and is hereby appointed as a supervisor of the Company with effect from the conclusion of the EGM until the conclusion of the annual general meeting of the Company for the year 2006 (i.e. to be held on or around 27 May 2006) and the board of directors of the Company be and is hereby authorized to make such amendments (if any) to the articles of association of the Company as it thinks fit so as to reflect any consequential changes resulting from such appointment."

By Order of the Board
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

14 January 2005
Shanghai
The People's Republic of China

Notes:

(A) The H Share register of the Company will be closed from 29 January 2005 to 28 February 2005 (both days inclusive), during which no transfer of H Shares will be effected. Any holders of H Shares of the Company, whose names appear on the Company's register of members at the close of business on 28 January 2005, are entitled to attend and vote at the EGM after completing the registration procedures for attending the meeting. In order to be entitled to attend and vote at the EGM, share transfer documents should be lodged with the Company's H share registrar not later than 4:00 p.m. on 28 January 2005.

The address of the share registrar (for share transfer) for the Company's H Shares is as follows:

Hong Kong Registrars Limited
Rooms 1712-1716
17th Floor
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

(B) Holders of H Shares and Domestic Shares, who intend to attend the EGM, must complete the reply slips for attending the EGM and return them to the Office of the Secretary to the Board of Directors of the Company not later than 20 days before the date of the EGM, i.e. no later than 8 February 2005.

Details of the Office of the Secretary to the Board of Directors of the Company are as follows:

Room 1601, 700 Dong Da Ming Road,
Shanghai,
People's Republic of China
Postal Code: 200080

Tel: 86(21) 6596 6666
Fax: 86(21) 6596 6160

(C) Each holder of H Shares who has the right to attend and vote at the EGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the EGM. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(D) The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other documents of authorisation, must be notarially certified.

(E) To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointor, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Shares share registrar, Hong Kong Registrars Limited, at 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 24 hours before the time for holding the EGM or any adjournment thereof in order for such documents to be valid.

(F) Each holder of Domestic Shares is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the EGM. Notes (C) to (D) also apply to holders of Domestic Shares, except that the proxy form or other documents of authority must be delivered to the Office of the Secretary to the Board of Directors, the address of which is set out in Note (B) above, not less than 24 hours before the time for holding the EGM or any adjournment thereof in order for such documents to be valid.

(G) If a proxy attends the EGM on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, which specifies the date of its issuance. If the legal representative of a legal person share shareholder attends the EGM, such legal representative should produce his/her ID card and valid documents evidencing his capacity as such legal representative. If a legal person share shareholder appoints a *representative of a company other than its legal representative to attend the EGM, such* representative should produce his ID card and an authorization instrument affixed with the seal of the legal person share shareholder and duly signed by its legal representative.

(H) *Set out below is the procedure by which shareholders of the Company (the "Shareholders")* and the chairman of any Shareholders' meeting may demand a poll pursuant to article 74 of articles of association of the Company:

"At any general meeting of shareholders, a resolution shall be decided on a show of hands unless a poll is demanded before or after any vote by show of hands by:

(1) the chairman of the meeting;

(2) at least two shareholders, who possess the right to vote, present in person or by proxy; or

(3) any shareholder or shareholders present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all shareholders having the right to attend and vote at the meeting.

Unless a poll is so demanded, a declaration by the chairman of the meeting that a resolution has on a show of hands been carried or not carried and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded for or against such resolution.

A demand for a poll may be withdrawn by the person who made the demand."

(I) The EGM is expected to last for half a day. Shareholders attending the EGM are responsible for their own transportation and accommodation expenses.

IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PUT AN INDICATION IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PUT AN INDICATION IN THE BOX MARKED "AGAINST". Failure to complete the boxes will entitle your proxy to cast your vote(s) or abstain at his/her discretion.

As at the date of this announcement, the Board of Directors of the Company comprises of Mr. Li Shaode, Mr. Sun Zhitang, Mr. Wang Daxiong, Mr. Yao Zuozhi and Mr. Wang Kunhe as executive Directors, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive Directors.

Closure of Register of Members

Reference is made to the notice dated 14 January 2005 of an extraordinary general meeting (the "EGM") of China Shipping Development Company Limited (the "Company") to be held at 10:00 a.m. on Tuesday, 1 March 2005 at Room 319, 700 Dong Da Ming Road, Shanghai, The People's Republic of China.

Notice is hereby given that, for the purpose of holding the EGM, the H Share register of members of the Company (the "Register of Members") will be closed from 29 January 2005 to 28 February 2005 (both dates inclusive), during which period no transfer of H shares of the Company will be registered. Any holders of the H Shares of the Company, whose names appear on the Company's register of members at the close of business on 28 January 2005, are entitled to attend and vote at the EGM.

In order to be entitled to attend and vote at the EGM, such transfer documents should be lodged with the Company's H share registrar no later than 4:00 p.m. on 28 January 2005.

By order of the board of directors
China Shipping Development Company Limited
Yao Qiaohong
Company secretary

Shanghai, the People's Republic of China
14 January 2005

As at the date of this announcement, the Board of Directors of the Company comprises of Mr. Li Shaode, Mr. Sun Zhitang, Mr. Wang Daxiong, Mr. Yao Zuozhi and Mr. Wang Kunhe as executive Directors, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive Directors.

THE STANDARD 14 JAN 2005

B21



CHINA SHIPPING DEVELOPMENT COMPANY LIMITED
中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 1138)

Continuing Connected Transactions
Connected and Discloseable Transactions

Delay in despatch of circular

Further to the announcement of the Company dated 22 December 2004, the Company is in the process of arranging for the letter from the Independent Financial Advisor to be included in the circular to be despatched to its shareholders. The Company has applied to the Stock Exchange for despatch of its circular until 20 January 2005. It proposes to despatch the same as soon as possible and in any event, by no later than 20 January 2005.

Reference is made to the announcement of China Shipping Development Company limited (the "**Company**") dated 22 December 2004 (the "**Announcement**"). Terms defined in the Announcement shall, unless otherwise defined herein, bear the same meanings as in this announcement.

Pursuant to Rule 14.38 and 14A.49 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), a circular containing, inter alia, information on the Transactions and the opinion of the Independent Financial Adviser is required to be despatched to shareholders of the Company on or before 13 January 2005. As more time is required for the Company to arrange for the letter from the Independent Financial Advisor to be included in the circular, the Company has applied to The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") for an extension of time for despatch of the circular under Rules 14.38 and 14A.49 of the Listing Rules until 20 January 2005. The Company proposes to despatch the same as soon as possible and in any event by no later than 20 January 2005.

By order of the Board
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

Shanghai, the PRC
13 January 2005

As at the date of this announcement, the Board of Directors of the Company comprises of Mr. Li Shaode, Mr. Sun Zhitang, Mr. Wang Daxiong, Mr. Yao Zuozhi and Mr. Wang Kunhe as executive Directors, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive Directors.